NOTICE OF SPECIAL MEETING OF HARVEST SECURITYHOLDERS
to be held February 2, 2006
and
NOTICE OF SPECIAL MEETING OF VIKING UNITHOLDERS
to be held February 2, 2006
and
NOTICE OF JOINT PETITION TO THE COURT OF QUEEN’S
BENCH OF ALBERTA
and
JOINT INFORMATION CIRCULAR and PROXY STATEMENT
with respect to a
PLAN OF ARRANGEMENT
involving
HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP.,
VIKING ENERGY ROYALTY TRUST, VIKING HOLDINGS INC.,
HARVEST SECURITYHOLDERS AND VIKING UNITHOLDERS
December 30, 2005
*FOR ASSISTANCE, SEE BACK COVER*

TABLE OF CONTENTS

LETTER TO HARVEST SECURITYHOLDERS	i
LETTER TO VIKING UNITHOLDERS	iv
NOTICE OF HARVEST MEETING	vii
NOTICE OF VIKING MEETING	ix
NOTICE OF JOINT PETITION	xi
JOINT INFORMATION CIRCULAR	1
GLOSSARY OF TERMS	7
ABBREVIATIONS	23
CONVERSIONS	23
SUMMARY INFORMATION	24
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT	36
THE ARRANGEMENT	37
PRO FORMA INFORMATION OF HARVEST AFTER GIVING EFFECT TO THE ARRANGEMENT	83
INFORMATION CONCERNING HARVEST ENERGY TRUST	95
INFORMATION CONCERNING VIKING ENERGY ROYALTY TRUST	107
OTHER MATTERS TO BE CONSIDERED AT THE HARVEST MEETING	116
GENERAL PROXY MATTERS	119
AUDITORS’ CONSENTS	122

Appendix A Harvest Arrangement Resolution	A-1
Appendix B Viking Arrangement Resolution	B-1
Appendix C Interim Order	C-1
Appendix D Arrangement Agreement	D-1
Appendix E Harvest Fairness Opinion	E-1
Appendix F Viking Fairness Opinion	F-1
Appendix G Harvest Pro Forma Financial Statements	G-1
Appendix H Section 191 of the Business Corporations Act (Alberta)	H-1

December 30, 2005
Dear Unitholders and Exchangeable Shareholders:
You are invited to attend a special meeting (the “Harvest Meeting”) of holders (“Harvest Unitholders”) of trust units (“Harvest Units”) of Harvest Energy Trust (“Harvest”) and holders (“Harvest Exchangeable Shareholders”) of exchangeable shares, series 1 (“Harvest Exchangeable Shares”) of Harvest Operations Corp. (“HOC”) to be held in the Ballroom of the Metropolitan Conference Centre, 333 – Fourth Avenue S.W., Calgary Alberta, at 11:00 a.m. (Calgary time) on February 2, 2006. At the meeting, you will be asked to consider a proposed arrangement (the “Arrangement”) involving Harvest, HOC, Viking Energy Royalty Trust (“Viking”) and Viking Holdings Inc. (“VHI”) and certain other matters. If you cannot attend the Harvest Meeting, simply complete the enclosed form of proxy or voting direction and submit it as soon as possible. For assistance, please see the back cover of this information circular.
The Arrangement will provide for the merger of Harvest and Viking resulting in the exchange of all of the issued and outstanding Viking Units for Harvest Units. The combined trust, which will retain the Harvest name, is expected to have an initial enterprise value in excess of $4 billion and will be managed by an experienced senior management team, which will include key personnel from both Harvest and Viking. Pursuant to the Arrangement, holders (“Viking Unitholders”) of trust units (“Viking Units”) of Viking will receive for each Viking Unit, 0.25 of a Harvest Unit. Harvest Exchangeable Shareholders will have the right, but not the obligation, to participate in the Arrangement and receive that number of Harvest Units into which their Harvest Exchangeable Shares are exchangeable as of the effective date of the Arrangement (the “Effective Date”).
The resolution approving the Arrangement (the “Harvest Arrangement Resolution”) must be approved by 66 2/3% of the votes cast by the Harvest Unitholders and Harvest Exchangeable Shareholders (collectively, “Harvest Securityholders”) voting together as a single class in person or by proxy at the Harvest Meeting. The Arrangement must also be approved by 66 2/3% of the votes cast by the Viking Unitholders at the meeting of Viking Unitholders called to consider the Arrangement. Completion of the Arrangement is subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory approvals.
Our board has agreed to accelerate the vesting of all outstanding unvested rights (“Harvest Rights”) granted under our trust unit rights incentive plan and all outstanding unvested awards (“Harvest Awards”) granted under our unit award incentive plan conditionally upon the Arrangement becoming effective. Once vested, the Harvest Rights may be exercised at any time prior to their expiry and the Harvest Units issuable pursuant to the terms of the Harvest Awards may be issued, at the election of the holder, at any time thereafter in accordance with their terms.
All outstanding rights (“Viking Rights”) granted under Viking’s trust unit option plan and all outstanding awards (“Viking Awards”) granted under Viking’s unit award incentive plan will vest as a result of the Arrangement. As a result, holders of Viking Rights may participate in the Arrangement by exercising such Viking Rights in accordance with their terms and receiving Viking Units prior to the Effective Date. It is a condition to the completion of the Arrangement that all Viking Rights shall have been exercised or terminated prior to the Effective Date. Pursuant to the terms of the Viking Unit Award Incentive Plan, the issue dates for all Viking Units issuable pursuant to the Viking Awards will be accelerated as a result of the Arrangement. Such Viking Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Harvest Units pursuant to the Arrangement.

Holders of Viking’s 6.4% convertible debentures and 10.5% convertible debentures (collectively, “Viking Debentures”) who convert their Viking Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Viking Unitholders based upon the number of Viking Units issued upon such conversion. Holders of Viking Debentures who do not convert their Viking Debentures prior to the Effective Date will be entitled to receive Harvest Units upon conversion of such Viking Debentures after the Effective Date with the number of Harvest Units received adjusted to give effect to the Arrangement.
We believe that the merged trust will be well positioned to create long-term value for unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory. Following the Arrangement, Harvest is expected to have 215 MMboe of proved plus probable reserves and a diversified production base of approximately 64,000 Boe/d comprised of approximately 50% light/medium oil, 25% natural gas and 25% heavy oil, a drilling inventory of more than 700 drilling locations and approximately 730,000 net acres of undeveloped land.
Harvest and Viking employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.
The combined trust will retain key personnel from both entities and will be led by John Zahary as President and Chief Executive Officer. The executive team will also include Bob Fotheringham as Vice President, Finance and Chief Financial Officer, Rob Morgan as Vice President, Engineering and Chief Operating Officer, Al Ralston as Vice President, Production, James Campbell as Vice President, Geosciences and myself as Vice President, Corporate. The Harvest Board of Directors, including Chairman M. Bruce Chernoff, John Brussa, Verne Johnson, Hector McFadyen, Hank Swartout and Kevin Bennett, will remain in place and will be supplemented by Dale Blue, David Boone and William Friley from the Viking Board of Directors.
Subject to stable commodity pricing, Harvest has established a post-merger distribution policy which will result in a distribution of $0.38 per Harvest Unit per month, commencing with the first distribution payable following closing of the Arrangement. It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this Information Circular. Harvest currently anticipates a pro forma $250 million capital program focused on exploitation and development opportunities within the existing combined asset base. Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of Harvest and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Risk Factors”.
National Bank Financial Inc. has provided our board with an opinion that as of December 21, 2005 the consideration payable by Harvest pursuant to the Arrangement is fair, from a financial point of view, to the Harvest Securityholders. Our board, based upon its own investigations, including its consideration of the fairness opinion of National Bank Financial Inc., has unanimously concluded that the Arrangement is fair to Harvest Securityholders, is in the best interest of Harvest and the Harvest Securityholders and recommends that Harvest Securityholders vote in favour of the Harvest Arrangement Resolution. See “The Arrangement – Harvest Fairness Opinion” and Appendix E, the “Harvest Fairness Opinion”.
The accompanying joint information circular and proxy statement of Harvest and Viking contains a detailed description of the Arrangement, as well as detailed information regarding Harvest and Viking. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of the information circular. If you are unable to attend the Harvest Meeting in person, please complete and deliver the enclosed form of proxy or voting direction in order to ensure your representation at the meeting.

On behalf of the directors of HOC, I would like to express our gratitude for the support our unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Harvest in the past will continue in respect of the new merged Harvest should a favourable vote be obtained. We look forward to seeing you at the meeting.

Yours very truly,
(signed) “Jacob Roorda”
Jacob Roorda, President
Harvest Operations Corp., the administrator of
Harvest Energy Trust

December 30, 2005
Dear Unitholders:
You are invited to attend a special meeting (the “Viking Meeting”) of holders (“Viking Unitholders”) of trust units (“Viking Units”) of Viking Energy Royalty Trust (“Viking”) to be held in the Ballroom of the Metropolitan Conference Centre, 333 – Fourth Avenue S.W., Calgary Alberta, at 9:00 a.m. (Calgary time) on February 2, 2006. At the meeting, you will be asked to consider a proposed arrangement (the “Arrangement”) involving Harvest Energy Trust (“Harvest”), Harvest Operations Corp. (“HOC”), Viking and Viking Holdings Inc. (“VHI”). If you cannot attend the Viking Meeting, simply complete the enclosed form of proxy and submit it as soon as possible. For assistance, please see the back cover of this information circular.
The Arrangement will provide for the merger of Harvest and Viking resulting in the exchange of all of the issued and outstanding Viking Units for Harvest Units. The combined trust, which will retain the Harvest name, is expected to have an initial enterprise value in excess of $4 billion and will be managed by an experienced senior management team, which will include key personnel from both Harvest and Viking. Pursuant to the Arrangement, Viking Unitholders will receive for each Viking Unit, 0.25 of a trust unit (“Harvest Unit”) of Harvest. Holders (“Harvest Exchangeable Shareholders”) of exchangeable shares, series 1 of HOC (“Harvest Exchangeable Shares”) will have the right, but not the obligation, to participate in the Arrangement and receive that number of Harvest Units into which such shares are exchangeable as of the effective date of the Arrangement (the “Effective Date”).
The resolution approving the Arrangement (the “Viking Arrangement Resolution”) must be approved by 66 2/3% of the votes cast by the Viking Unitholders at the Viking Meeting. The Arrangement must also be approved by 66 2/3% of the votes cast by the Harvest Unitholders and Harvest Exchangeable Shareholders (collectively, “Harvest Securityholders”) voting together as a single class in person or by proxy at the meeting of Harvest Securityholders called to consider the Arrangement. Completion of the Arrangement is subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory approvals.
All outstanding rights (“Viking Rights”) granted under our trust unit option plan and all outstanding awards (“Viking Awards”) granted under our unit award incentive plan will vest as a result of the Arrangement. As a result, holders of Viking Rights may participate in the Arrangement by exercising such Viking Rights in accordance with their terms and receiving Viking Units prior to the Effective Date. It is a condition to the completion of the Arrangement that all Viking Rights shall have been exercised or terminated prior to the Effective Date. Pursuant to the terms of the Viking Unit Award Incentive Plan, the issue dates for all Viking Units issuable pursuant to the Viking Awards will be accelerated as a result of the Arrangement. Such Viking Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Harvest Units pursuant to the Arrangement.
The Board of Directors of Harvest has agreed to accelerate the vesting of all outstanding unvested rights (“Harvest Rights”) granted under Harvest’s trust unit rights incentive plan and all outstanding unvested awards (“Harvest Awards”) granted under Harvest’s unit award incentive plan conditionally upon the Arrangement becoming effective. Once vested, the Harvest Rights may be exercised at any time prior to their expiry and the Harvest Units issuable pursuant to the terms of the Harvest Awards may be issued, at the election of the holder, at any time thereafter in accordance with their terms.

Holders of our 6.4% convertible debentures and 10.5% convertible debentures (collectively, “Viking Debentures”) who convert their Viking Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Viking Unitholders based upon the number of Viking Units issued upon such conversion. Holders of Viking Debentures who do not convert their Viking Debentures prior to the Effective Date will be entitled to receive Harvest Units upon conversion of such Viking Debentures after the Effective Date with the number of Harvest Units received adjusted to give effect to the Arrangement.
We believe that the merged trust will be well positioned to create long-term value for unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory. Following the Arrangement, Harvest is expected to have 215 MMboe of proved plus probable reserves and a diversified production base of approximately 64,000 Boe/d comprised of approximately 50% light/medium oil, 25% natural gas and 25% heavy oil, a drilling inventory of more than 700 drilling locations and approximately 730,000 net acres of undeveloped land.
Harvest and Viking employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.
The combined trust will retain key personnel from both entities and will be led by myself as President and Chief Executive Officer. The executive team will also include Bob Fotheringham as Vice President, Finance and Chief Financial Officer, Rob Morgan as Vice President, Engineering and Chief Operating Officer, Al Ralston as Vice President, Production, James Campbell as Vice President, Geosciences and Jacob Roorda as Vice President, Corporate. The Harvest Board of Directors, including Chairman M. Bruce Chernoff, John Brussa, Verne Johnson, Hector McFadyen, Hank Swartout and Kevin Bennett, will remain in place and will be supplemented by Dale Blue, David Boone and William Friley from the Viking Board of Directors.
Subject to stable commodity pricing, Harvest has established a post-merger distribution policy which will result in a distribution of $0.38 per Harvest Unit per month, commencing with the first distribution payable following closing of the Arrangement. It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this Information Circular. Harvest currently anticipates a pro forma $250 million capital program focused on exploitation and development opportunities within the existing combined asset base. Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of Harvest and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Risk Factors”.
CIBC World Markets Inc. has provided our board with an opinion that the consideration to be received by holders of Viking Units pursuant to the Arrangement is fair, from a financial point of view, to holders of Viking Units. Our board, based upon its own investigations, including its consideration of the fairness opinion of CIBC World Markets Inc., has unanimously concluded that the Arrangement is fair to Viking Unitholders, is in the best interest of Viking and the Viking Unitholders and recommends that Viking Unitholders vote in favour of the Viking Arrangement Resolution.
The accompanying joint information circular and proxy statement of Harvest and Viking contains a detailed description of the Arrangement, as well as detailed information regarding Harvest and Viking. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors or contact our proxy solicitation agent, Kingsdale Shareholder Services Inc., at the numbers listed on the back cover of the information circular. If you are unable to attend the meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the meeting.
 v

On behalf of the directors of VHI, I would like to express our gratitude for the support our unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Viking in the past will continue in respect of the new merged Harvest should a favourable vote be obtained. We look forward to seeing you at the meeting.

Yours very truly,

(signed) “John Zahary”
John Zahary, President and Chief Executive Officer
Viking Holdings Inc., the administrator of
Viking Energy Royalty Trust

HARVEST ENERGY TRUST
NOTICE OF SPECIAL MEETING OF HARVEST SECURITYHOLDERS
to be held February 2, 2006
NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated December 23, 2005, a special meeting (the “Harvest Meeting”) of the holders (“Harvest Unitholders”) of trust units (“Harvest Units”) of Harvest Energy Trust (“Harvest”) and holders (“Harvest Exchangeable Shareholders”) of exchangeable shares (“Harvest Exchangeable Shares”) of Harvest Operations Corp. (“HOC”) (the Harvest Unitholders and Harvest Exchangeable Shareholders being collectively referred to as “Harvest Securityholders”) will be held in the Ballroom of the Metropolitan Conference Centre, 333 – Fourth Avenue S.W., Calgary, Alberta on February 2, 2006, at 11:00 a.m. (Calgary time) for the following purposes:
(a)	to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Harvest Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated December 30, 2005 (the “Information Circular”) to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular;

(b)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve certain amendments to Harvest’s unit award incentive plan (“Harvest Unit Award Incentive Plan”), all as more particularly described in the Information Circular; and

(c)	to transact such further and other business as may properly be brought before the Harvest Meeting or any adjournment thereof.
Specific details of the matters to be put before the Harvest Meeting are set forth in the Information Circular.
The record date (the “Harvest Record Date”) for determination of Harvest Securityholders entitled to receive notice of and to vote at the Harvest Meeting is December 30, 2005. Only Harvest Securityholders whose names have been entered in the applicable register of Harvest Units or Harvest Exchangeable Shares, as the case may be, on the close of business on the Harvest Record Date will be entitled to receive notice of and to vote at the Harvest Meeting. Holders of Harvest Units and Harvest Exchangeable Shares who acquire Harvest Units or Harvest Exchangeable Shares after the Harvest Record Date will not be entitled to vote such Harvest Units or Harvest Exchangeable Shares at the Harvest Meeting.
Pursuant to the Interim Order, the Harvest Securityholders will vote together as a single class of securities at the Harvest Meeting. Each Harvest Unit entitled to be voted at the Harvest Meeting will entitle the holder to one vote at the Harvest Meeting. The Harvest Special Voting Unit held by Valiant Trust Company for the benefit of holders of Harvest Exchangeable Shares will be entitled to a number of votes at the Harvest Meeting equal to the aggregate number of outstanding Harvest Exchangeable Shares on the basis of one vote for each outstanding Harvest Exchangeable Share.
A Harvest Unitholder may attend the Harvest Meeting in person or may be represented by proxy. Harvest Unitholders who are unable to attend the Harvest Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Harvest Meeting or any adjournment thereof. To be effective, the proxy must be received by Valiant Trust Company at 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 by 4:30 p.m. (Calgary time) on January 31, 2006 or the last business day prior to the date of any adjournment of the Harvest Meeting.

Each holder of Harvest Exchangeable Shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder’s Harvest Exchangeable Shares. The form of voting direction which accompanies the Information Circular is the means by which holders of Harvest Exchangeable Shares may authorize the voting of the voting rights associated with the Harvest Exchangeable Shares. Valiant Trust Company will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Valiant Trust Company will not exercise these votes. Holders of Harvest Exchangeable Shares may also instruct Valiant Trust Company to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to HOC a proxy to vote those votes. The procedures for holders of Harvest Exchangeable Shares to instruct Valiant Trust Company about voting at the Harvest Meeting are explained in the “Voting Direction for Holders of Harvest Exchangeable Shares” that has been provided to holders of Harvest Exchangeable Shares with the Information Circular. To be effective, the voting direction must be received by Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 by 4:30 p.m. (Calgary time) on January 31, 2006 or the last business day prior to the date of any adjournment of the Harvest Meeting.
The proxyholder has discretion under the accompanying form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined. Holders of Harvest Units and Harvest Exchangeable Shares who are planning on returning the accompanying form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction. For assistance, see the back cover of this Information Circular.
Registered holders of Harvest Securities have the right to dissent with respect to the Harvest Arrangement Resolution and, if the Harvest Arrangement Resolution becomes effective, to be paid the fair value of their Harvest Securities in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order. A Harvest Securityholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix H to the Information Circular. A dissenting Harvest Securityholder must send Harvest, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C., a written objection to the Harvest Arrangement Resolution, which written objection must be received by 4:00 p.m. on February 1, 2006 or the last business day immediately preceding the date of the Harvest Meeting or any adjournment thereof.
Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta) may result in the loss of any right to dissent. Persons who are beneficial owners of Harvest Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Harvest Securities are entitled to dissent. Accordingly, a beneficial owner of Harvest Securities desiring to exercise the right to dissent must make arrangements for the Harvest Securities beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Harvest Arrangement Resolution is required to be received by Harvest or, alternatively, make arrangements for the registered holder of such Harvest Securities to dissent on behalf of the holder.
Dated at the City of Calgary, in the Province of Alberta, this 30th day of December, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
HARVEST OPERATIONS CORP.

(signed) “Jacob Roorda”
Jacob Roorda, President
Harvest Operations Corp., the administrator of
Harvest Energy Trust

VIKING ENERGY ROYALTY TRUST
NOTICE OF SPECIAL MEETING OF VIKING UNITHOLDERS
to be held February 2, 2006
NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated December 23, 2005, a special meeting (the “Viking Meeting”) of the holders (“Viking Unitholders”) of trust units (“Viking Units”) of Viking Energy Royalty Trust (“Viking”) will be held in the Ballroom of the Metropolitan Conference Centre, 333, Fourth Avenue S.W., Calgary, Alberta on February 2, 2006, at 9:00 a.m. (Calgary time) for the following purposes:
(a)	to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Viking Arrangement Resolution”), the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated December 30, 2005 (the “Information Circular”) to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Viking Meeting or any adjournment thereof.
Specific details of the matters to be put before the Viking Meeting are set forth in the Information Circular.
The record date (the “Viking Record Date”) for determination of Viking Unitholders entitled to receive notice of and to vote at the Viking Meeting is December 30, 2005. Only Viking Unitholders whose names have been entered in the register of Viking Units on the close of business on the Viking Record Date will be entitled to receive notice of and to vote at the Viking Meeting. Holders of Viking Units who acquire Viking Units after the Viking Record Date will not be entitled to vote such Viking Units at the Viking Meeting.
Each Viking Unit entitled to be voted at the Viking Meeting will entitle the holder to one vote at the Viking Meeting.
A Viking Unitholder may attend the Viking Meeting in person or may be represented by proxy. Viking Unitholders who are unable to attend the Viking Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Viking Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 4:30 p.m. (Calgary time) on January 31, 2006 or the last business day prior to the date of any adjournment of the Viking Meeting.
The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Holders of Viking Units who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form. For assistance, see the back cover of this Information Circular.
Registered holders of Viking Units have the right to dissent with respect to the Viking Arrangement Resolution and, if the Viking Arrangement Resolution becomes effective, to be paid the fair value of their Viking Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta) and the Interim Order. A Viking Unitholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) is set forth in Appendix H to the Information Circular. A dissenting Viking Unitholder must send to Viking, c/o its counsel, Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl, a written objection to the Viking Arrangement Resolution, which written objection must be received by 4:00 p.m. on February 1, 2006 or the last business day immediately preceding the date of the Viking Meeting or any adjournment thereof.
Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), may result in the loss of any right to dissent. Persons who are beneficial owners of Viking Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Viking Units are entitled to dissent. Accordingly, a beneficial owner of Viking Units desiring to exercise the right to dissent must make arrangements for the Viking Units beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Viking Arrangement Resolution is required to be received by Viking or, alternatively, make arrangements for the registered holder of such Viking Units to dissent on behalf of the holder.
Dated at the City of Calgary, in the Province of Alberta, this 30th day of December, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
VIKING HOLDINGS INC.

(signed) “John Zahary”
John Zahary, President and Chief Executive Officer
Viking Holdings Inc., the administrator of
Viking Energy Royalty Trust
 x

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY
IN THE MATTER OF SECTION 193 OF THE BUSINESS
CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING, INTER ALIA, HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP., VIKING ENERGY ROYALTY TRUST, VIKING HOLDINGS INC., THE UNITHOLDERS OF HARVEST ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF HARVEST OPERATIONS CORP. AND THE UNITHOLDERS OF VIKING ENERGY ROYALTY TRUST
NOTICE OF JOINT PETITION
NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) on behalf of Harvest Energy Trust (“Harvest”), Harvest Operations Corp. (“HOC”) (Harvest and HOC being collectively referred to as "Harvest”), 1206623 Alberta Ltd (“MFCorp”), Viking Energy Royalty Trust (“Viking”) and Viking Holdings Inc. (“VHI”) (Viking and VHI being collectively referred to as “Viking”), with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving inter alia, Harvest, Viking, MFCorp, the holders of trust units and exchangeable shares of Harvest (collectively the “Harvest Securityholders”) and the holders of trust units of Viking (the “Viking Unitholders”), which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Harvest and Viking dated December 30, 2005, accompanying this Notice of Joint Petition. At the hearing of the Petition, Harvest, Viking and MFCorp intend to seek:
(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on Harvest, the Harvest Securityholders, Viking and the Viking Unitholders on and after the Effective Date, as defined in the Arrangement; and

(d)	such other and further orders, declarations and directions as the Court may deem just.
The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the Securities Act of 1933, as amended, of the United States of America with respect to the trust units of Harvest to be issued pursuant to the Arrangement.
AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta, on the 2nd day of February, 2006 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Harvest Securityholder, Viking Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Harvest Securityholder, Viking Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon Harvest and Viking on or before noon (Calgary time) on January 27, 2006, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on Harvest and Viking is to be effected by delivery to the solicitors for Harvest and the solicitors for Viking at the respective addresses set out below. If any Harvest Securityholder, Viking Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.
AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Harvest, Viking or MFCorp and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.
AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Harvest Securityholders and Viking Unitholders for the purpose of such securityholders voting upon a resolution to approve the Arrangement and has directed that registered Harvest Securityholders and Viking Unitholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.
AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Harvest Securityholders, Viking Unitholders or other interested party requesting the same by the under mentioned solicitors for Harvest or Viking upon written request delivered to such solicitors as follows:

Solicitors for Harvest:	Solicitors for Viking:

Burnet, Duckworth & Palmer LLP	Macleod Dixon LLP
1400, 350 – 7th Avenue S.W.	3700, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 3N9	Calgary, Alberta T2P 4H2
Attention: Daniel J. McDonald, Q.C.	Attention: Steven H. Leitl
DATED at the City of Calgary, in the Province of Alberta, this 30th day of December, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
HARVEST OPERATIONS CORP.

(signed) “Jacob Roorda”
Jacob Roorda, President
Harvest Operations Corp., the administrator of
Harvest Energy Trust

BY ORDER OF THE BOARD OF DIRECTORS OF
VIKING HOLDINGS INC.

(signed) “John Zahary”
John Zahary, President and Chief Executive Officer
Viking Holdings Inc., the administrator of
Viking Energy Royalty Trust

JOINT INFORMATION CIRCULAR
Introduction
This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of: (i) the management of HOC for use at the Harvest Meeting and any adjournment thereof; and (ii) the management of VHI for use at the Viking Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
The information concerning Harvest contained in this Information Circular has been provided by Harvest. Although Viking has no knowledge that would indicate that any of such information is untrue or incomplete, Viking does not assume any responsibility for the accuracy or completeness of such information or the failure by Harvest to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Viking.
The information concerning Viking contained in this Information Circular has been provided by Viking. Although Harvest has no knowledge that would indicate that any of such information is untrue or incomplete, Harvest does not assume any responsibility for the accuracy or completeness of such information or the failure by Viking to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Harvest.
All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which agreement is attached as Appendix D to this Information Circular. You are urged to read carefully the full text of the Plan of Arrangement. For assistance, please see the back cover of this Information Circular.
All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of December 30, 2005 unless otherwise specifically stated.
Distributable Cash
This Information Circular contains information regarding cash distributions paid and declared and payable by each of Harvest and Viking as well as Harvest’s ongoing distribution policy assuming the Arrangement is effective. A return on an investment in Units is not comparable to the return on an investment in a fixed income security. The recovery of an initial investment in Harvest or Viking is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Harvest intends to make distributions of its available cash to Harvest Unitholders following completion of the Arrangement, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. The actual amount distributed will depend on numerous factors including: the financial performance of Harvest and its debt obligations, working capital requirements and future capital requirements. In addition, the market value of Harvest Units may decline if Harvest’s cash distributions decline in the future, and any such market value decline may be material.
It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See “Information Concerning Harvest Energy Trust – Risk Factors”, “Information Concerning Viking Energy Royalty Trust – Risk Factors”, “Pro Forma Information Concerning Harvest After Giving Effect to the Arrangement – Risk Factors” in this Information Circular. See also “Volatility of Oil and Natural Gas Prices”, “Mutual Fund Trust Status and Investment Eligibility”, “Operational Matters”, “Debt Service”, “Depletion of Reserves”, “Return of Capital”, “Additional Financing” and “Variations in Interest Rates and Foreign Exchange Rates” under the heading “Description of the Business – Risk Factors” on pages 20 to 23 of the Viking AIF and “Volatility of Commodity Prices and Foreign Exchange Risk”, “Crude Oil Differentials”, “Operational Matters”, “Depletion of Reserves (Sustainability)”, “Debt

Service”, “Debt Repayment”, “Delay in Cash Distributions”, “Variability of Cash Distributions”, “Return of Capital”, “Additional Financing” on pages 65 to 71 of the Harvest AIF. These sections also describe Harvest’s and Viking’s assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.
The after tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor’s after tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax deferred (and reduce a Unitholder’s cost base in the Harvest Unit for tax purposes). See “The Arrangement – Canadian Federal Income Tax Considerations”.
Forward-looking Statements
This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements. Securityholders can identify many of these statements by looking for words such as “may”, “believe”, “expects”, “will”, “intends”, “should”, “plan”, “predict”, “potential”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof or other comparable terminology. These forward-looking statements include, without limitation, statements with respect to: the future financial position, business strategy, proposed acquisitions or dispositions, budgets, litigation, projected costs and plans and objectives of or involving Harvest or Viking; amounts to be retained by Harvest for growth; capital expenditures; the amount and timing of the payment of the distributions of Harvest; payout ratios; expectation of future production rates; access to credit facilities, capital taxes; income taxes; commodity prices; administration costs; commodity price risk management activity; components of cash flow and earnings; the timing of the Final Order; the Effective Date of the Arrangement; and the satisfaction of conditions for listing on stock exchanges and the timing thereof. Actual events or results may differ materially. Forward-looking statements are based on the estimates and opinions of HOC’s and VHI’s management at the time the statements were made. In addition, forward-looking statements may include statements attributable to third party industry sources. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed below and elsewhere in this Information Circular. Although Harvest and Viking believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, imprecision of reserve estimates, environmental risks, the inability to meet listing standards, the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, competition from other industry participants, the lack of availability of qualified personnel or management or oilfield services, failure to realize the anticipated benefits of the Arrangement, stock market volatility and the inability to access sufficient capital from internal and external sources, fluctuation in foreign exchange or interest rates, and the risk that actual results will vary from the results forecasted and such variations may be material. Readers are cautioned that the foregoing list is not exhaustive.
The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes. Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
The information contained in this Information Circular, including the documents incorporated by reference herein and the information set forth under the headings “Risk Factors”, identifies additional factors that could affect the operating results and performance of Harvest and Viking. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Harvest and Viking undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.
Barrel of Oil Equivalency
The term barrels of oil equivalent (“Boe”) may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Advice to Beneficial Holders of Harvest Securities and Viking Units
The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for Harvest or Viking, as the case may be, as the registered holders of Units can be recognized and acted upon at the applicable Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder’s name on the records of Harvest or Viking. Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. Harvest and Viking do not know for whose benefit the Units registered in the name of CDS & Co. are held. The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of The Canadian Depositary for Securities Limited.
Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the applicable Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the meeting. A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Units directly at the Harvest Meeting or the Viking Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the applicable Meeting in order to have the Units voted.
Although you may not be recognized directly at the Harvest Meeting or the Viking Meeting for the purposes of voting Harvest Units or Viking Units registered in the name of your broker or other intermediary, you may attend at the Harvest Meeting or the Viking Meeting, as the case may be, as a proxyholder for the Registered Holder and vote your Harvest Units or Viking Units in that capacity. For assistance, please see the back cover of this Information Circular. If you wish to attend the applicable Meeting and vote your own Harvest Units or Viking Units, you must do so as proxyholder for the Registered Holder. To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Harvest Meeting or the Viking Meeting.

The foregoing discussion similarly applies to holders of Harvest Exchangeable Shares who do not hold their Harvest Exchangeable Shares in their own name. Only holders of Harvest Exchangeable Shares whose name appears on the records of HOC the registrar and transfer agent for as the Registered Holders of Harvest Exchangeable Shares are entitled to instruct Valiant Trust Company as to how to exercise voting rights in respect of their Harvest Exchangeable Shares at the Harvest Meeting.
     See “General Proxy Matters”.
Supplementary Disclosure – Non-Canadian GAAP Measures
This Information Circular contains references to terms commonly used in the oil and gas industry. “Cash flow from operations”, “distributable cash and income available for distribution” and “cash-on-cash yield” are not defined by Canadian GAAP and are referred to as non-Canadian GAAP measures. Cash flow from operations is a useful measure as it demonstrates the amount available to make distributions, repay debt and to fund future growth through capital investment. Management of HOC and VHI also use cash flow from operations to analyze operating performance and leverage. Cash flow from operations should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. Harvest’s and Viking’s determination of cash flow from operations or cash flow from operations per unit (basic and diluted) may not be comparable to the calculation of similar measures for other entities. Cash flow from operations per unit is calculated using the basic and diluted weighted average number of units for the period. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow from operations, distributable cash and income available for distribution and cash-on-cash yield should not be construed as an alternate to net income (loss) as determined by Canadian GAAP and may not be comparable to similar measures disclosed by other issuers. The reconciliation of cash flow from operations to net income (loss) from operating activities can be found in the statement of cash flow as detailed in the consolidated financial statements of Harvest and Viking included or incorporated by reference in this Information Circular. HOC’s and VHI’s management’s discussion and analysis, incorporated herein, also contains other terms such as “net debt” and “operating netbacks”, which are not recognized measures under Canadian GAAP. Management of HOC and VHI believe these measures are useful supplemental measures of firstly, the total amount of current and long-term debt the issuer has and secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income (loss) determined in accordance with Canadian GAAP as measures of performance. Harvest’s and Viking’s method of calculating these non-GAAP measures may differ from other companies, and, accordingly, may not be comparable to measures used by other companies. Investors are also cautioned that cash-on-cash yield represents a blend of return of the investor’s initial investment and a return on the investor’s initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.
Information For United States Securityholders
None of the securities to be issued to United States Securityholders in exchange for their Securities under the Arrangement have been registered under the 1933 Act, and such securities are being issued to United States Securityholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meetings is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Harvest and Viking contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited pro forma and historical financial and operating statements of Harvest and

Viking included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.
However, Harvest and Viking have filed with the U.S. Securities and Exchange Commission (the “SEC”) annual reports on Form 40-F for the year ended December 31, 2004, which include audited consolidated financial statements for the years ended December 31, 2004 and 2003 prepared in accordance with generally accepted accounting principles in Canada. In accordance with the requirements of U.S. securities laws, Harvest’s Form 40-F and Viking’s Form 40-F include information on the material variations in the accounting principles, practices and methods used in preparing such financial statements from the principles, practices and methods generally accepted in the United States with respect to financial statements in their respective Forms 40-F. Harvest’s Form 40-F and Viking’s Form 40-F for the year ended December 31, 2004 may be obtained for free at the SEC’s internet web site at www.sec.gov.
In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.
The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Harvest and Viking are settled under the laws of the Province of Alberta, that their officers and directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Harvest, Viking, HOC and VHI and such other Persons are, or will be, located outside the United States.
The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who were “affiliates” of Harvest, Viking, HOC or VHI immediately prior to the Arrangement and Persons who are “affiliates” of Harvest or HOC after the Arrangement. See “The Arrangement – Securities Law Matters – United States” in this Information Circular.
See “The Arrangement – United States Federal Income Tax Considerations ” for certain information concerning the tax consequences of the Arrangement for Securityholders who are United States taxpayers.
THE HARVEST UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Currency Exchange Rates
All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the 1st day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	9 Months Ended
	September 30	Year Ended December 31
	2005	2004	2003	2002
Rate at end of Period	$0.8615	$0.8310	$0.7738	$0.6329
Average rate during Period	0.8193	0.7719	0.7205	0.6368
High	0.8615	0.8493	0.7738	0.6612
Low	0.7872	0.7158	0.6350	0.6209
On December 29, 2005, the noon buying rate for $1.00 Canadian was $0.8590 United States.

GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Information Circular, including the Summary hereof.
“000s” means thousands;
“1933 Act” means the United States Securities Act of 1933, as amended;
“1934 Act” means the United States Securities Exchange Act of 1934, as amended;
“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;
“Acquisition Proposal” means, with respect to Harvest or Viking, any inquiry or the making of any proposal to such party or its Unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such party or its Unitholders of any securities of such party (other than on exercise of currently outstanding Harvest Rights or Viking Rights, as applicable) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party or its Subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party under the Arrangement Agreement or the Arrangement;
“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;
“Applicable Laws”, in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;
“Arrangement Agreement” means the arrangement agreement dated effective December 23, 2005 among Harvest, HOC, Viking and VHI, and any amendments thereto;
“Arrangement Resolution” means the Harvest Arrangement Resolution or the Viking Arrangement Resolution, as applicable;
“Arrangement” means the proposed arrangement involving the Harvest Securityholders, the Viking Unitholders, the Harvest Arrangement Parties, the Viking Arrangement Parties and MFCorp, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan;
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been issued giving effect to the Arrangement;
“Board” or “Board of Directors” means the board of directors of HOC or VHI, as applicable;
“BRP” means Breeze Resources Partnership, a general partnership formed under the laws of Alberta;
“Bjorn” means Bjorn Holdings Inc., a corporation incorporated under the laws of Alberta;

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;
“Canadian GAAP” means Canadian generally accepted accounting principles as in effect from time to time;
“Capital Fund” has the meaning ascribed thereto in the Harvest NPI Agreements;
“CDE” means Cumulative Canadian development expense as defined in the Tax Act;
“CEE” means Cumulative Canadian exploration expense as defined in the Tax Act;
“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, giving effect to the Arrangement;
“Closing Time” shall be 8:00 a.m. (Calgary time) on the later of February 3, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed by Harvest and Viking;
“Closing” means the completion of the transactions contemplated in the Arrangement Agreement;
“CNGT” means Calpine Natural Gas Trust, a trust organized under the laws of Alberta;
“CNGT Acquisition” means the acquisition of CNGT by Viking as described in this Information Circular under the heading “Information Concerning Viking Energy Royalty Trust – Recent Developments – Business Acquisitions – Calpine Natural Gas Trust”;
“CNGT Report” means the reserve report prepared by GLJ dated February 23, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Calpine Natural Gas Trust as of December 31, 2004;
“COGPE” means Cumulative Canadian oil and gas property expense as defined in the Tax Act;
“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;
“Confidentiality Agreement” means the confidentiality agreement dated November 17, 2005 between Viking and Harvest;
"Court” means the Court of Queen’s Bench of Alberta;
“CRA” means the Canada Revenue Agency;
“Designated Beneficiary” means a designated beneficiary as defined in the Tax Act;
“Depositary” means Valiant Trust Company at its offices referred to in the Letter of Transmittal;
“Dissent Rights” means the right of a registered Securityholder to dissent to the applicable Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;
“Dissenting Harvest Exchangeable Shareholders” means registered Harvest Exchangeable Shareholders who validly exercise Dissent Rights;
“Dissenting Harvest Securityholders” means Dissenting Harvest Unitholders and Dissenting Harvest Exchangeable Shareholders, collectively;
“Dissenting Harvest Unitholders” means registered Harvest Unitholders who validly exercise Dissent Rights;

“Dissenting Securityholders” means Dissenting Harvest Securityholders and Dissenting Viking Unitholders, collectively;
“Dissenting Viking Unitholders” means registered Viking Unitholders who validly exercise Dissent Rights;
“Distributable Cash” means all amounts available for distribution during any applicable period to holders of Harvest Units;
“Distribution Payment Date” means any date that Distributable Cash is distributed to Harvest Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);
“Distribution Record Date” means the last day of each calendar month or such other date as may be determined from time to time by the Harvest Board of Directors, except that December 31 shall in all cases be a Distribution Record Date;
“Distribution” means a distribution paid by Harvest in respect of the Harvest Units, whether of cash, Harvest Units or other securities or other property, expressed as an amount per Harvest Unit;
“Effective Date” means the date the Arrangement is effective under the ABCA;
“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;
“EHT” or “ERIK” means the Erik Holdings Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Viking;
“EHT Assumed Liabilities” means all of the liabilities and obligations of EHT, whether or not reflected on the books of EHT;
“EHT CRP Transfer Note” means a note in an amount equal to the total of the COGPE, CDE and CEE balances of EHT immediately prior to the EHT First Resource Property Conveyance;
“EHT First Resource Properties” means the oil and natural gas assets (excluding EHT Tangible Assets) of EHT having a fair market value equal to the EHT CRP Transfer Note plus $1.00;
“EHT First Resource Property Conveyance” means the conveyance of the EHT First Resource Properties to VHI in exchange for the EHT CRP Transfer Note and VHI Preferred Shares Series 1 for the balance of the consideration pursuant to the EHT First Resource Property Conveyance Agreement;
“EHT First Resource Property Conveyance Agreement” means the conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT First Resource Property Conveyance;
“EHT Note” means the promissory note in the principal amount of $71 million issued by EHT to VHT;
“EHT NPI #1” means the 99% net profit interest in the EHT First Resources Properties granted by VHI to EHT;
“EHT NPI #2” means the 99% net profit interest in the EHT Second Resources Properties granted by VHI to EHT;
“EHT Other Assets” means the assets of EHT other than the EHT First Resource Assets, the EHT Second Resource Assets and the EHT Tangible Assets;
“EHT Other Asset Conveyance” means the conveyance of the EHT Other Assets to Viking, and the assumption of the EHT Assumed Liabilities by Viking, in exchange for that number of Viking Units having a value equal to the fair market value of the EHT Other Assets less the EHT Assumed Liabilities pursuant to the EHT Other Asset Conveyance Agreement;

“EHT Other Asset Conveyance Agreement” means the conveyance agreement between EHT and Viking to be dated the Effective Date effecting the EHT Other Asset Conveyance;
“EHT Preferred Units” means the preferred units of EHT;
“EHT Second Resource Properties” means all of the oil and natural gas assets (excluding EHT First Resources Properties and EHT Tangible Assets) of EHT;
“EHT Second Resource Property Conveyance” means the conveyance of the EHT Second Resource Properties to VHI in exchange for the EHT NPI #2 and VHI Preferred Shares Series 2 pursuant to the EHT Second Resource Property Conveyance Agreement;
“EHT Second Resource Property Conveyance Agreement” means the conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT Second Resource Property Conveyance;
“EHT Tangible Assets” means the tangible assets of EHT;
“EHT Tangible Conveyance” means the conveyance of the EHT Tangible Assets to VHI in exchange for the EHT Tangible Transfer Note and VHI Preferred Shares Series 3 pursuant to the EHT Tangible Conveyance Agreement;
“EHT Tangible Conveyance Agreement” means the conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT Tangible Conveyance;
“EHT Tangible Transfer Note” means a note in an amount equal to the UCC balance of EHT immediately prior to the EHT Tangible Conveyance;
“EHT Trust Indenture” means the Trust Indenture dated as of October 6, 2003 as amended and restated as of September 2, 2004 and May 1, 2005 between Bjorn, in its capacity as trustee of EHT and Viking, as the sole holder of EHT Units, as may be amended, supplemented or restated from time to time;
“EHT Units” means the trust units of EHT;
“Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);
“EnCana Properties” means the properties acquired by Harvest from EnCana Corporation in September 2004;
“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;
“Exchangeable Share Election” means the election provided for in the Letter of Transmittal sent to Harvest Exchangeable Shareholders pursuant to which a Harvest Exchangeable Shareholder may elect to receive Harvest Units in exchange for its Harvest Exchangeable Shares pursuant to the Arrangement;
“Fairness Opinions” means, collectively, the Harvest Fairness Opinion and the Viking Fairness Opinion, copies of which are attached as Appendices E and F to this Information Circular;

“Final Order” means the final order of the Court approving the Arrangement to be applied for following the Meetings and to be granted pursuant to the provisions of Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“GLJ” means GLJ Petroleum Consultants Ltd.;
“Governmental Entity” means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Harvest” means Harvest Energy Trust, an unincorporated trust formed under the laws of the Province of Alberta;
“Harvest Administration Agreement” means the agreement dated September 27, 2002 between Harvest and HOC pursuant to which HOC provides certain administrative and advisory services in connection with Harvest;
“Harvest AIF” means the Renewal Annual Information Form of Harvest dated March 30, 2005 incorporated by reference into this Information Circular;
“Harvest Arrangement Parties” means Harvest, HST and HOC;
“Harvest Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Harvest Securityholders at the Harvest Meeting;
“Harvest Awards” means the outstanding unit awards, whether or not vested, to acquire Harvest Units pursuant to the Harvest Unit Award Incentive Plan;
“Harvest Board” or “Harvest Board of Directors” means the board of directors of HOC;
“Harvest Common Shares” means the common shares of HOC;
“Harvest Debenture Trustee” means Valiant Trust Company;
“Harvest Debentures” means, collectively, the Harvest 6.5% Debentures, the Harvest 8% Debentures and the Harvest 9% Debentures;
“Harvest 6.5% Debentures” means the 6.5% convertible unsecured subordinated debentures of Harvest;
“Harvest 6.5% Debenture Indenture Supplement” means the supplement to the Harvest Debenture Indenture dated August 2, 2005 governing the terms of the Harvest 6.5% Debentures;
“Harvest 8% Debentures” means the 8% convertible unsecured subordinated debentures of Harvest;
“Harvest 8% Debenture Indenture Supplement” means the supplement to the Harvest Debenture Indenture dated July 30, 2004 governing the terms of the Harvest 8% Debentures;
“Harvest 9% Debentures” means the 9% convertible unsecured subordinated debentures of Harvest;
“Harvest Debenture Indenture” means the indenture dated January 29, 2004 among Harvest, HOC and the Harvest Debenture Trustee governing the terms and conditions of the Harvest 9% Debentures together with all supplemental indentures thereto;

“Harvest Direct Royalties Sale Agreement” means any purchase and sale agreement between Harvest and a Harvest Operating Subsidiary providing for the purchase by Harvest from such Harvest Operating Subsidiary of Direct Royalties;
“Harvest Direct Royalties” means royalty interests in petroleum and natural gas rights acquired by Harvest from time to time pursuant to a Harvest Direct Royalties Sale Agreement;
“Harvest Exchangeable Shareholder” means a holder of Harvest Exchangeable Shares;
“Harvest Exchangeable Shares” means the exchangeable shares, Series 1 of HOC;
“Harvest Fairness Opinion” means the opinion of National Bank Financial Inc. dated December 21, 2005, a copy of which is attached as Appendix E to this Information Circular;
“Harvest Incentive Plans” means the Harvest Trust Unit Rights Incentive Plan and the Harvest Unit Award Incentive Plan;
“Harvest Meeting” means the special meeting of Harvest Securityholders to be held on February 2, 2006 and any adjournments thereof to consider and vote on the Harvest Arrangement Resolution and the other matters to be considered at the Harvest Meeting;
“Harvest Notes” means, collectively, the promissory notes issuable by HOC in series pursuant to a note indenture to be redeemed in consideration for a portion of the Harvest NPI, having a fair market value equal to such principal amount, and being subject to the following terms and conditions:
(a)	being subject to earlier prepayment, being due and payable on the 15th anniversary of the date of issuance; and

(b)	being subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Harvest Board of Directors;

(c)	being subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of HOC or any subsidiary of HOC or Harvest on any creditor proceedings such as bankruptcy, liquidation or insolvency;

(d)	being unsecured and bearing interest at 6% per annum payable monthly in arrears on the 20th day of the next following month;
and includes the 12% unsecured, subordinated promissory notes dated September 2, 2004 issued by each of HBT1 and HBT2 in the principal amounts of $246,824,811 and $2,493,180, respectively, the 12% unsecured, subordinated promissory notes dated August 2, 2005 issued by each of HBT1 and HBT2 in the principal amount of $235,406,286 and $2,377,841 respectively;
“Harvest NPI Agreements” means, collectively, the amended and restated net profit interest agreement effective as of July 10, 2002 between Harvest and HOC, as amended, the royalty agreement dated effective January 17, 2003 between Westcastle Energy Inc. and BNY Trust Company of Canada, the net profit interest agreement effective as of October 17, 2003 between HST and Harvest, as amended, and the amended and restated net profit interest agreement between HBT1 and Harvest effective as of January 1, 2005, as amended, and “Harvest NPI Agreement” means any one of these agreements, as applicable;
“Harvest NPI” means, collectively, the net profit interests owing by the Harvest Operating Subsidiaries to Harvest pursuant to the Harvest NPI Agreements;
“Harvest NPI Income” means revenue received by Harvest from time to time pursuant to the Harvest NPI;

“Harvest Operating Subsidiaries” means, collectively, HOC, HST, Redearth Partnership, BRP, HRP, HBT1 and HBT2, each (with the exception of HOC in which Harvest owns all of the issued and outstanding Harvest Common shares and the Redearth Partnership in which HOC has a 60% interest) a direct or indirect wholly-owned subsidiary of Harvest, and “Harvest Operating Subsidiary” means any of HOC, HST, Redearth Partnership, BRP, HRP, HBT1 and HBT2, as applicable;
“Harvest Properties” means the working, royalty or other interests of the Harvest Operating Subsidiaries in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by any of the Harvest Operating Subsidiaries from time to time;
“Harvest Record Date” means the close of business on December 30, 2005;
“Harvest Report” means the reports prepared by McDaniel, GLJ and PLA dated January 1, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves of the Harvest Operating Subsidiaries as of December 31, 2004 and the report prepared by Sproule dated and effective as at April 1, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves of the Nexen Properties as of April 1, 2005;
“Harvest Rights” means the outstanding incentive rights, whether or not vested, to acquire Harvest Units under the Harvest Trust Unit Rights Incentive Plan;
“Harvest Securities” means, collectively, the Harvest Units and the Harvest Exchangeable Shares;
“Harvest Securityholders” means, collectively, the Harvest Unitholders and the Harvest Exchangeable Shareholders;
“Harvest Senior Noteholders” means, collectively, the holders of Harvest Senior Notes;
“Harvest Senior Notes” means the 7 7/8% senior notes of HOC due October 15, 2011 unconditionally guaranteed by Harvest;
“Harvest Special Voting Unit” means the special voting unit granted to the Harvest Trustee;
“Harvest Special Units” means the special trust units of Harvest;
“Harvest Termination Fee” means the applicable termination fee payable upon the occurrence of specified events, as described under “The Arrangement – Arrangement Agreement – Termination Fees – Harvest Termination Fee”;
“Harvest Trust Indenture” means the second amended and restated trust indenture dated May 4, 2005 between the Harvest Trustee and HOC as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;
“Harvest Trust Unit Rights Incentive Plan” means the Harvest trust unit rights incentive plan;
“Harvest Trustee” means Valiant Trust Company, in its capacity as the trustee under the Harvest Trust Indenture;
“Harvest Unit Award Incentive Plan” means the Harvest unit award incentive plan;
“Harvest Unitholders” means holders from time to time of the Harvest Units;
“Harvest Units” means the trust units of Harvest;
“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

“HBT1” means Harvest Breeze Trust No. 1, a trust established pursuant to the laws of Alberta, wholly owned by HST;
“HBT2” means Harvest Breeze Trust No. 2, a trust established pursuant to the laws of Alberta, wholly owned by Harvest;
“Holder” means a registered holder of Harvest Securities or Viking Units, as the case may be, immediately prior to the Effective Time or any Person who surrenders to the Depositary certificates representing Harvest Securities or Viking Units, as the case may be, duly endorsed for transfer to such Person;
“HOC” means Harvest Operations Corp., a corporation amalgamated under the ABCA;
“HRP” means Hay River Partnership, a general partnership formed under the laws of Alberta;
“HST” means Harvest Sask Energy Trust, a trust established pursuant to the laws of the Province of Alberta, wholly owned by Harvest;
“HST Assumed Liabilities” means all of the liabilities and obligations of HST, whether or not reflected on the books of HST;
“HST CRP Transfer Note” means a note in an amount equal to the COGPE, CDE and CEE balances of HST immediately prior to the HST First Resource Property Conveyance;
“HST First Resource Properties” means the oil and natural gas assets (excluding HST Tangible Assets) of HST having a fair market value equal to the HST CRP Transfer Note plus $1.00;
“HST First Resource Property Conveyance” means the conveyance of the HST First Resource Properties to Operations in exchange for the HST CRP Transfer Note and Operations Preferred Shares Series 1 for the balance of the consideration pursuant to the HST First Resource Property Conveyance Agreement;
“HST First Resource Property Conveyance Agreement” means the conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST First Resource Property Conveyance;
“HST NPI #1” means the 99% net profit interest in the HST First Resources Properties granted by Operations to HST;
“HST NPI #2” means the 99% net profit interest in the HST Second Resources Properties granted by Operations to HST;
“HST Other Assets” means the assets of HST other than the HST First Resource Assets, the HST Second Resource Assets and the HST Tangible Assets including, for greater certainty, the HST NPI #1 and the HST NPI #2;
“HST Other Asset Conveyance” means the conveyance of the HST Other Assets to Harvest, and the assumption of the HST Assumed Liabilities by Harvest, in exchange for that number of Harvest Units having a value equal to the fair market value of the HST Other Assets less the HST Assumed Liabilities pursuant to the HST Other Asset Conveyance Agreement;
“HST Other Asset Conveyance Agreement” means the conveyance agreement between HST and Harvest to be dated the Effective Date effecting the HST Other Asset Conveyance;
“HST Preferred Units” means the preferred trust units of HST;
“HST Second Resource Properties” means all of the oil and natural gas assets (excluding HST First Resources Properties and HST Tangible Assets) of HST;

“HST Second Resource Property Conveyance” means the conveyance of the HST Second Resource Properties to Operations in exchange for the HST NPI #2 and Operations Preferred Shares Series 2 pursuant to the HST Second Resource Property Conveyance Agreement;
“HST Second Resource Property Conveyance Agreement” means the conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST Second Resource Property Conveyance;
“HST Tangible Assets” means all of the tangible assets of HST;
“HST Tangible Conveyance” means the conveyance of the HST Tangible Assets to Operations in exchange for the HST Tangible Transfer Note and Operations Preferred Shares Series 3 pursuant to the HST Tangible Conveyance Agreement;
“HST Tangible Conveyance Agreement” means the conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST Tangible Conveyance;
“HST Tangible Transfer Note” means a note in an amount equal to the UCC balance of HST immediately prior to the HST Tangible Conveyance;
“HST Units” means the common trust units of HST;
“HST Unitholders” means holders from time to time of HST Preferred Units or HST Units;
“Income Tax Act” or “Tax Act” or “ITA” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;
“Information Circular” means this joint information circular and proxy statement dated December 30, 2005, together with all appendices hereto, distributed by Harvest and Viking in connection with the Meetings;
“Interim Order” means the Interim Order of the Court dated December 23, 2005 under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meetings and issued pursuant to the petition of Harvest and Viking therefor, a copy of which order is attached as Appendix C to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“Kensington” means Kensington Energy Ltd., a corporation organized under the laws of Alberta;
“Kensington Acquisition” means the acquisition of Kensington by Viking as described in this Information Circular under the heading “Information Concerning Viking Energy Royalty Trust – Recent Developments – Business Acquisitions — Kensington Energy Ltd.”;
“Kensington Report” means the reserve report prepared by GLJ dated February 24, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Kensington Energy Inc. as of December 31, 2004;
“Kingsdale” or “Information Agent” means Kingsdale Shareholder Services Inc.;
“Krang” means Krang Energy Inc., a corporation organized under the laws of Alberta;
“Krang Acquisition” means the acquisition of Krang by Viking as described in this Information Circular under the heading “Information Concerning Viking Energy Royalty Trust – Recent Developments – Business Acquisitions — Krang Energy Inc.”;
“Krang Report” means the reserve report prepared by GLJ dated May 18, 2005 and effective as at April 30, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Krang Energy Inc. as of April 30, 2005;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);
“Letter of Transmittal” means either of the Letter of Transmittals enclosed with the Information Circular pursuant to which electing Harvest Exchangeable Shareholders and Viking Unitholders are required to deliver certificates representing Harvest Exchangeable Shares or Viking Units, as the case may be, in order to receive Harvest Units, on completion of the Arrangement;
“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of November 28, 2005; or (v) any changes arising from matters consented to or approved in writing by the Other Party;
“McDaniel” means McDaniel & Associates Consultants Ltd.;
“Meeting” means the Harvest Meeting or the Viking Meeting, as applicable, and “Meetings” means the Harvest Meeting and the Viking Meeting;
“MFCorp” means 1206623 Alberta Ltd., a corporation incorporated under the ABCA;
“MFCorp Assets” means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Harvest Special Units and Harvest Exchangeable Shares (other than $10.00);
“MFCorp Assumed Liabilities” means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;
“MFCorp Shares” means common shares of MFCorp;
“MFCorp Special Shares” means special shares of MFCorp;
“Nexen Acquisition” means the acquisition by Harvest of the Nexen Properties from the Nexen Vendor by HBT1 and HBT2 pursuant to the Nexen Purchase Agreement;
“Nexen Properties” means crude oil and natural gas properties held in HRP and related assets indirectly acquired by HBT1 and HBT2 pursuant to the Nexen Purchase Agreement;
“Nexen Purchase Agreement” means the partnership purchase and sale agreement dated June 23, 2005 among HBT1, HBT2 and the Nexen Vendor;
“Nexen Vendor” means Nexen Inc. and certain corporations and partnerships controlled by it;
“NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;
“Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Notice of Joint Petition” means the Notice of Joint Petition by Harvest, HOC, Viking and VHI to the Court for the Final Order which accompanies this Information Circular;
“Notice of Meetings” means, collectively, the Notice of Special Meeting of Harvest Securityholders and the Notice of Special Meeting of Viking Unitholders which accompanies this Information Circular and “Notice of Meeting” means any one of them, as applicable;
“NYSE” means the New York Stock Exchange;
“Olaf” means Olaf Energy Limited Partnership, a limited partnership organized under the laws of the Province of Alberta;
“Olaf NPI #1” means the net profits interest granted by Olaf to Viking;
“Olaf NPI #1 Conveyance” means the conveyance by Viking of the Olaf NPI #1 to Olaf in exchange for the units of Olaf pursuant to the Olaf NPI #1 Conveyance Agreement;
“Olaf NPI #1 Conveyance Agreement” means the conveyance agreement between Viking and Olaf to be dated the Effective Date effecting the Olaf NPI #1 Conveyance;
“Olaf NPI #2” means the net profits interest granted by Olaf to VHT;
“Olaf NPI #2 Conveyance” means the conveyance by VHT of the Olaf NPI #2 to Olaf in exchange for the units of Olaf pursuant to the Olaf NPI #2 Conveyance Agreement;
“Olaf NPI #2 Conveyance Agreement” means the conveyance agreement between VHT and Olaf to be dated the Effective Date effecting the Olaf NPI #2 Conveyance;
“Olaf Partnership Agreement” means the amended and restated limited partnership agreement dated as of October 6, 2003 as amended and restated as of September 2, 2004 and as of May 1, 2005 pursuant to which Olaf is governed and may be amended, supplemented and restated from time to time;
“Olaf 1 Royalty Agreement” means the royalty agreement dated as of May 1, 2005 between Olaf and Viking, as may be amended, supplemented or restated from time to time;
“Olaf 2 Royalty Agreement” means the royalty agreement dated as of May 1, 2005 between Olaf and VHT, as may be amended, supplemented or restated from time to time;
“Olaf Unit Conveyance” means the conveyance by Viking of the units of Olaf received by Viking pursuant to the Olaf NPI #1 Conveyance to EHT for no consideration pursuant to the Olaf Unit Conveyance Agreement;
“Olaf Unit Conveyance Agreement” means the conveyance agreement between Viking and Olaf to be dated the Effective Date effecting the Olaf Unit Conveyance;
“Operations Preferred Shares Series 1” means the Preferred Shares, Series 1 of Operations;
“Operations Preferred Shares Series 2” means the Preferred Shares, Series 2 of Operations;
“Operations Preferred Shares Series 3” means the Preferred Shares, Series 3 of Operations;
“OSC Rule 61-501” means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions;
“PLA” means Paddock, Lindstrom & Associates Ltd.;

“Parties” means Harvest, HOC, Viking and VHI and “Party” means any one of them;
“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;
“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Schedule A to Appendix D to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;
“Pre-Arrangement Agreement” means the agreement dated November 28, 2005 among Harvest, HOC, Viking and VHI in respect of the Arrangement;
“Property Swap Conveyance” means the exchange of certain oil and natural gas assets (including related tangibles) among VHI, EHT and VHT pursuant to the Property Swap Conveyance Agreement;
“Property Swap Conveyance Agreement” means the conveyance agreement among VHI, EHT and VHT to be dated the Effective Date effecting the Property Swap Conveyance;
“Public Record” means all information filed by either Harvest or Viking, as the case may be, after January 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;
“Receiving Party” means a receiving party in respect of a Superior Proposal;
“Reclamation Fund” has the meaning ascribed thereto in the Harvest NPI Agreements;
“Record Date” means the Harvest Record Date or the Viking Record Date, as applicable;
“Redearth Partnership” means the general partnership formed pursuant to the laws of Alberta, the partners of which are HOC and FET Resources Ltd.;
“Redemption Note” has the meaning ascribed thereto in the Harvest AIF;
“Registered Holder” means the Person whose name appears on the register of Harvest, HOC or Viking, as applicable, as the owner of Harvest Securities or Viking Units;
“Registrar” means the Registrar appointed under section 263 of the ABCA;
“Regulation Q–27” means Regulation Q–27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);
“Regulation S” means Regulation S under the 1933 Act;
“Reserve Fund” has the meaning ascribed thereto in the Harvest NPI Agreements;
“Resident” means a person who is not a Non-Resident;
“Securities” means the Harvest Securities and/or the Viking Units;
“Securityholder” means a holder from time to time of Harvest Securities and/or Viking Units, as applicable;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Sproule” means Sproule Associates Ltd.;
“Storm” means Storm Energy Ltd.;

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such Person is not a corporation, as if such Person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;
“Superior Proposal” means, a written bona fide Acquisition Proposal in connection with which the Harvest Board or the Viking Board, as the case may be, determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Securityholders of the Receiving Party than the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Harvest Board or the Viking Board, as the case may be, that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under Applicable Laws;
“Tax Returns” means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;
“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Harvest or Viking (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;
“TSX” means the Toronto Stock Exchange;
“UCC” means “undepreciated capital cost” as defined in the Tax Act, in respect of all classes of properties;
“United States Securityholders” or “United States Securityholder” means any Securityholder who is, at the Effective Time, in the United States;
“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;
“Unitholder” means a holder of Harvest Units or Viking Units;
“Units” means Harvest Units or Viking Units;
“VHI” means Viking Holdings Inc., a corporation amalgamated under the ABCA;
“VHI Common Shares” means the common shares of VHI;
“VHI Note” means the promissory note in the principal amount of $217 million issued by VHI to VHT;
“VHI Preferred Shares Series 1” means the Preferred Shares, Series 1 of VHI;
“VHI Preferred Shares Series 2” means the Preferred Shares, Series 2 of VHI;
“VHI Preferred Shares Series 3” means the Preferred Shares, Series 3 of VHI;
“VHI Preferred Shares Series 4” means the Preferred Shares, Series 4 of VHI;

“VHI Preferred Shares Series 5” means the Preferred Shares, Series 5 of VHI;
“VHI Preferred Shares Series 6” means the Preferred Shares, Series 6 of VHI;
“VHT” means Viking Holdings Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Viking;
“VHT Acquired Notes” means, collectively, the VHI Note, EHT CRP Transfer Note, EHT Tangible Transfer Note, VHT CRP Transfer Note and VHT Tangible Transfer Note;
“VHT Assumed Liabilities” means all of the liabilities and obligations of VHT, whether or not reflected on the books of VHT;
“VHT CRP Transfer Note” means a note in an amount equal to the COGPE, CDE and CEE balances of VHT immediately prior to the VHT First Resource Property Conveyance;
“VHT First Resource Properties” means the oil and natural gas assets (excluding VHT Tangible Assets) of VHT having a fair market value equal to the VHT CRP Transfer Note plus $1.00;
“VHT First Resource Property Conveyance” means the conveyance of the VHT First Resource Properties to VHI in exchange for the VHT CRP Transfer Note and VHI Preferred Shares Series 4 for the balance of the consideration pursuant to the VHT First Resource Property Conveyance Agreement;
“VHT First Resource Property Conveyance Agreement” means the conveyance agreement between VHT and VHI to be dated the Effective Date effecting the EHT First Resource Property Conveyance;
“VHT NPI #1” means the 99% net profit interest in the VHT First Resources Properties granted by VHI to VHT;
“VHT NPI #2” means the 99% net profit interest in the VHT Second Resources Properties granted by VHI to VHT;
“VHT Note” means the promissory note in the principal amount of $649 million issued by VHT to Viking;
“VHT Other Assets” means the assets of VHT other than the VHT First Resource Assets, the VHT Second Resource Assets and the VHT Tangible Assets;
“VHT Other Asset Conveyance” means the conveyance of the VHT Other Assets to Viking, and the assumption of the VHT Assumed Liabilities by Viking, in exchange for that number of Viking Units having a value equal to the fair market value of the VHT Other Assets less the VHT Assumed Liabilities pursuant to the VHT Other Asset Conveyance Agreement;
“VHT Other Asset Conveyance Agreement” means the conveyance agreement between VHT and Viking to be dated the Effective Date effecting the VHT Other Asset Conveyance;
“VHT Preferred Units” means the preferred units of VHT;
“VHT Second Resource Properties” means all of the oil and natural gas assets (excluding VHT First Resources Properties and VHT Tangible Assets) of VHT;
“VHT Second Resource Property Conveyance” means the conveyance of the VHT Second Resource Properties to VHI in exchange for the VHT NPI #2 and VHI Preferred Shares Series 5 pursuant to the VHT Second Resource Property Conveyance Agreement;
“VHT Second Resource Property Conveyance Agreement” means the conveyance agreement between VHT and VHI to be dated the Effective Date effecting the VHT Second Resource Property Conveyance;

“VHT Tangible Assets” means the tangible assets of VHT;
“VHT Tangible Conveyance” means the conveyance of the VHT Tangible Assets to VHI in exchange for the VHT Tangible Transfer Note and VHI Preferred Shares Series 6 pursuant to the VHT Tangible Conveyance Agreement;
“VHT Tangible Conveyance Agreement” means the conveyance agreement between VHT and VHI to be dated the Effective Date effecting the VHT Tangible Conveyance;
“VHT Tangible Transfer Note” means a note in an amount equal to the UCC balance of VHT immediately prior to the VHT Tangible Conveyance;
“VHT Trust Indenture” means the Amended and Restated Trust Indenture dated as of July 1, 2004 and as amended and restated as of May 1, 2005 between Bjorn, in its capacity as trustee of VHT and Viking, as the sole holder of trust units of VHT, as may be amended, supplemented or restated from time to time;
“VHT Units” means the trust units of VHT;
“Viking Acquired NPIs” means, collectively, the EHT NPI #1, the EHT NPI #2, the VHT NPI #1, the VHT NPI #2 and the Viking NPI;
“Viking AIF” means the Renewal Annual Information Form of Viking dated March 30, 2005 incorporated by reference into this Information Circular;
“Viking Arrangement Parties” means Viking, VHI, EHT, VHT and Olaf;
“Viking Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix B to the Information Circular to be voted upon by Viking Unitholders at the Viking Meeting;
“Viking Assets” means all of the property, assets and undertaking of Viking of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Viking’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Viking (other than one (1) Harvest Unit) but excluding, in all cases, all amounts that Viking may be required to pay to Dissenting Securityholders pursuant to Article 4 of the Plan of Arrangement;
“Viking Assumed Liabilities” means all of the liabilities and obligations of Viking, whether or not reflected on the books of Viking including, for greater certainty, the Viking 10.5% Debentures and the Viking 6.4% Debentures but excluding all amounts Viking may be required to pay to Dissenting Securityholders pursuant to Article 4 of the Plan of Arrangement;
“Viking Awards” means the outstanding restricted and performance awards of Viking Units, whether or not vested, under the Viking Unit Award Incentive Plan;
“Viking Board” or “Viking Board of Directors” means the board of directors of VHI;
“Viking 6.4% Debentures” means the 6.4% convertible unsecured subordinated debentures issued on October 20, 2005 pursuant to the Viking 6.4% Debenture Indenture Supplement;
“Viking 6.4% Debenture Indenture Supplement” means the supplement to the Viking 10.5% Debenture Indenture dated October 20, 2005 governing the terms of the Viking 6.4% Debentures;
“Viking 10.5% Debentures” means the 10.5% convertible unsecured subordinated debentures issued on January 15, 2003 pursuant to the Viking 10.5% Debenture Indenture;

“Viking 10.5% Debenture Indenture” means the trust indenture dated as of January 15, 2003 between Viking and the Viking Debenture Trustee governing the terms of the Viking 10.5% Debentures together with the supplemental indenture thereto;
“Viking Debentureholders” means, collectively, the holders of Viking Debentures;
“Viking Debentures” means the Viking 6.4% Debentures and the Viking 10.5% Debentures;
“Viking Debenture Indenture” means the Viking 6.4% Debenture Indenture Supplement and the Viking 10.5% Debenture Indenture;
“Viking Debenture Trustee” means Computershare Trust Company of Canada;
“Viking Fairness Opinion” means the opinion of CIBC World Markets Inc. dated December 21, 2005, a copy of which is attached as Appendix F to this Information Circular;
“Viking Incentive Plans” means the Viking Trust Unit Option Plan and the Viking Unit Award Incentive Plan;
“Viking Meeting” means the special meeting of Viking Unitholders to be held on February 2, 2006 and any adjournments thereof to consider and vote on the Viking Arrangement Resolution and the other matters to be considered at the Viking Meeting;
“Viking NPI” means the 99% net profit interest in the resource properties of VHI, other than the resource properties covered by the EHT NPI #1, EHT NPI #2, VHT NPI #1 and VHT NPI #2, to be granted by VHI to Harvest following the completion of the Arrangement;
“Viking Operating Entities” means Viking and VHI, VHT, Bjorn, ERIK and Olaf, each a direct or indirect wholly owned Subsidiary of Viking, and “Viking Operating Entity” means any one of them;
“Viking Record Date” means the close of business on December 30, 2005;
“Viking Report” means the report prepared by GLJ dated February 10, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Viking as of December 31, 2004;
“Viking Rights” means the outstanding options, whether or not vested, to acquire Viking Units under the Viking Trust Unit Option Plan;
“Viking Termination Fee” means the applicable termination fee payable upon the occurrence of specified events, as described under “The Arrangement – Arrangement Agreement – Termination Fees – Viking Termination Fee”;
“Viking Trust Indenture” means the Amended and Restated Trust Indenture dated as of July 1, 2003 between the Viking Trustee and VHI, as may be amended, supplemented or restated from time to time;
“Viking Trust Unit Option Plan” means the Viking trust unit option plan;
“Viking Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Viking Trust Indenture;
“Viking Unit Award Incentive Plan” means the 2003 Viking unit award incentive plan;
“Viking Unitholder” means a holder from time to time of Viking Units; and
“Viking Units” means the trust units of Viking.

CONVENTIONS
Certain terms used herein are defined in the “Glossary of Terms”. Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.
ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGL	natural gas liquids
Other

AECO API °API Boe Boe/d C$ m3 MBoe MMboe MM U.S.$ WTI $000s	EnCana Corporation’s natural gas storage facility located at Suffield, Alberta.
American Petroleum Institute
an indication of the specific gravity of crude oil measured on the API gravity scale.
barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas barrel of oil equivalent per day
Canadian dollars
cubic metres
1,000 barrels of oil equivalent
million barrels of oil equivalent
million
United States dollars
West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade thousands of dollars
CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION
The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.
The Harvest Meeting
The Harvest Meeting will be held in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on February 2, 2006, commencing at 11:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Harvest Meeting will be: (i) to consider and vote upon the Arrangement; (ii) to consider and approve certain amendments to the Harvest Unit Award Incentive Plan; and (iii) to transact such further and other business as may properly be brought before the Harvest Meeting or any adjournment thereof. See “The Arrangement” and “Other Matters to be Considered at the Harvest Meeting”.
The Viking Meeting
The Viking Meeting will be held in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on February 2, 2006, commencing at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Viking Meeting will be: (i) to consider and vote upon the Arrangement; and (ii) to transact such further and other business as may properly be brought before the Viking Meeting or any adjournment thereof. See “The Arrangement”.
The Arrangement
General
The Arrangement will result in the merger of Harvest and Viking, with the Viking Unitholders (excluding Dissenting Viking Unitholders) ultimately receiving 0.25 of a Harvest Unit for each Viking Unit held. In addition, Harvest Exchangeable Shareholders will have the right, but not the obligation, to participate in the Arrangement and receive that number of Harvest Units into which such shares are exchangeable as of the Effective Date.
Following completion of the Arrangement, Harvest is expected to have an initial enterprise value in excess of $4 billion. Harvest will retain key personnel from both entities and will be led by John Zahary, as President and Chief Executive Officer. The executive team will also include Bob Fotheringham as Vice President, Finance and Chief Financial Officer, Rob Morgan as Vice President, Engineering and Chief Operating Officer, Al Ralston as Vice President, Production, James Campbell as Vice President, Geosciences and Jacob Roorda as Vice President, Corporate. The Harvest Board of Directors, including Chairman M. Bruce Chernoff, John Brussa, Verne Johnson, Hector McFadyen, Hank Swartout and Kevin Bennett, will remain in place and will be supplemented by Dale Blue, David Boone and William Friley from the Viking Board of Directors.
The merged trust is expected to be well positioned to create long-term value for Unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory. Following the Arrangement, Harvest is expected to have 215 MMboe of proved plus probable reserves and a diversified production base of approximately 64,000 Boe/d comprised of approximately 50% light/medium oil, 25% natural gas and 25% heavy oil, a drilling inventory of more than 700 drilling locations and approximately 730,000 net acres of undeveloped land.
Harvest and Viking employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.
Following the Effective Date, it is currently intended that Harvest will make cash distributions to holders of Harvest Units from the interest income received on the Harvest Notes and from income generated from the Harvest NPIs, as well as income from the Viking Notes and the Viking Acquired NPIs, net of administrative expenses. In addition, Harvest Unitholders may, at the discretion of the Harvest Board of Directors, receive distributions in respect of prepayments of principal on certain of the Harvest Notes and Viking Notes before their maturity and dividends on common shares of HOC and Viking.
Arrangement Steps
The Arrangement involves a number of steps which will be deemed to occur sequentially. Essentially, these steps will result in, among other things: (i) the acquisition by Harvest of Viking Assets; (ii) the assumption by Harvest of all of the Viking Assumed Liabilities; (iii) the elimination of HST; and (iv) the issuance to the former Viking Unitholders of Harvest Units on the basis of one Harvest Unit for every four Viking Units. See “The Arrangement – Details of the Arrangement – Arrangement Steps” for the detailed steps of the Arrangement.
Post Arrangement Structure
The following diagram illustrates the organizational structure of Harvest following the completion of the Arrangement.
Notes:
(1)	All operations and management of Harvest and HOC, Redearth Partnership, BRP, HRP, HBT1, HBT2 and VHI will be conducted through HOC. Harvest will hold all of the voting securities of HOC, HBT1 and HBT2.

(2)	Harvest will receive regular monthly payments in accordance with the Harvest NPI Agreements as well as distributions and interest payments from HOC, VHI, HBT1, HBT2 and the Viking Acquired NPIs.

(3)	HBT1 and HBT2 have also issued priority trust units to HOC.

(4)	Following completion of the Arrangement, VHI will grant the Viking NPI to Harvest. The other Viking Acquired NPIs will be acquired by Harvest under the Arrangement.

Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 324,896 Harvest Units are issued pursuant to 35,256 outstanding Harvest Awards and 693,425 outstanding Viking Awards; (iii) an aggregate of 875,000 Harvest Units are issued pursuant to 1,558,000 outstanding Harvest Rights and 940,700 outstanding Viking Rights (assuming the Harvest Rights are settled on a net benefit basis); (iv) the same number of Harvest Units and Viking Units are outstanding as were outstanding on December 15, 2005 adjusted for DRIP participation on the declared December distribution; and (v) all of the Harvest Exchangeable Shareholders elect to receive Harvest Units pursuant to the Arrangement, approximately 99,794,000 Harvest Units will be issued and outstanding following completion of the Arrangement. Of these, approximately 53,833,000 Harvest Units will be held by Harvest Securityholders and 45,961,000 Harvest Units will be held by former Viking Unitholders.
Effect of the Arrangement
General
Pursuant to the Arrangement, Viking Unitholders will receive, for each Viking Unit held, 0.25 of a Harvest Unit and Harvest Exchangeable Shareholders will have the right, but not the obligation, to participate in the Arrangement and receive that number of Harvest Units into which such shares are exchangeable on the Effective Date. See “The Arrangement – Effect of the Arrangement – General”, “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations”, “The Arrangement – United States Federal Income Tax Considerations” and “The Arrangement – Procedure for Exchange of Harvest Exchangeable Shares and Viking Units”.
The Board of Directors of Harvest has agreed to accelerate the vesting of all outstanding Harvest Rights granted under the Harvest Trust Unit Rights Incentive Plan and all outstanding unvested Harvest Awards granted under the Harvest Unit Award Incentive Plan, conditionally upon the Arrangement becoming effective. Once vested, the Harvest Rights may be exercised at any time prior to their expiry and the Harvest Units issuable pursuant to the term of the Harvest Awards may be issued, at the election of the holder, at any time thereafter in accordance with their terms.
All outstanding Viking Rights granted under the Viking Trust Unit Option Plan and all outstanding Viking Awards granted under the Viking Unit Award Incentive Plan will vest as a result of the Arrangement. As a result, holders of Viking Rights may participate in the Arrangement by exercising such Viking Rights in accordance with their terms and receiving Viking Units prior to the Effective Date. It is a condition to the completion of the Arrangement that all Viking Rights shall have been exercised or terminated prior to the Effective Date. Pursuant to the terms of the Viking Unit Award Incentive Plan, the issue dates for all Viking Units issuable pursuant to the Viking Awards will be accelerated as a result of the Arrangement. Such Viking Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Harvest Units pursuant to the Arrangement. See “The Arrangement – Effect of the Arrangement – General”, “The Arrangement – Details of the Arrangement – Arrangement Steps” and “The Arrangement – Canadian Federal Income Tax Considerations”.
Under the Plan of Arrangement, Harvest will assume all of the covenants and obligations of Viking under the Viking 10.5% Debenture Indenture and the Viking 6.4% Debenture Indenture Supplement in respect of the outstanding Viking Debentures. Holders of Viking Debentures who convert their Viking Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Viking Unitholders based upon the number of Viking Units issued upon such conversion. Holders of Viking Debentures who do not convert their Viking Debentures prior to the Effective Date will be entitled to receive Harvest Units upon conversion of such Viking Debentures after the Effective Date with the number of Harvest Units received adjusted to give effect to the Arrangement. The transactions contemplated by the Arrangement do not result in a “change of control” as defined in the Viking Debentures. See “The Arrangement – Effect of the Arrangement – General”, “The Arrangement – Details of the Arrangement – Arrangement Steps” and “The Arrangement – Canadian Federal Income Tax Considerations”.

Effect on Distributions
Distributions paid to Harvest Unitholders and Viking Unitholders for the month of January 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Harvest Unitholders and Viking Unitholders of record on January 23, 2006 will receive their regular monthly cash distribution on February 15, 2006.
If the Effective Date occurs on February 3, 2006, as currently scheduled, the first post-Arrangement distribution of Harvest will be paid on March 15, 2006 to Harvest Unitholders (including former Harvest Exchangeable Shareholders who have validly made the Exchangeable Share Election and former Viking Unitholders) of record on February 22, 2006. Harvest’s post-Arrangement distribution policy will initially be set at $0.38 per Harvest Unit per month. It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 65% based on commodity prices in effect as of the date of this Information Circular. Harvest currently anticipates a pro forma $250 million capital program focused on exploitation and development opportunities within the existing combined asset base. Future distributions and the actual payout ratio will be subject to the discretion of the Harvest Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Risk Factors”.
Procedure for Exchange of Harvest Exchangeable Shares and Viking Units
In order to receive their Harvest Units on the completion of the Arrangement, registered holders of Harvest Exchangeable Shares and registered holders of Viking Units must deposit with the Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Harvest Exchangeable Shares or Viking Units, as the case may be.
Securityholders whose Harvest Exchangeable Shares or Viking Units, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Harvest Exchangeable Shares or Viking Units, as applicable.
The use of the mail to transmit certificates representing Harvest Exchangeable Shares or Viking Units, as applicable, and the Letter of Transmittal is at each holder’s risk. Harvest and Viking recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.
All signatories on: (i) the Letter of Transmittal; and (ii) certificates representing Harvest Exchangeable Shares and Viking Units, as applicable, must be guaranteed by an Eligible Institution unless otherwise provided.
Securityholders will not receive Harvest Units or distributions on the Harvest Units after the Effective Date until they submit the certificates for their Harvest Exchangeable Shares or Viking Units, as the case may be, to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Harvest Exchangeable Shares or Viking Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Harvest Units (and any distributions thereon).
Registered Harvest Exchangeable Shareholders may elect to receive Harvest Units under the Arrangement by completing the Exchangeable Share Election provided for in the Letter of Transmittal and submitting the Letter of Transmittal, along with the Harvest Exchangeable Shares to the Depositary by no later than 4:30 p.m. (Calgary time) on the last Business Day prior to the Harvest Meeting. Only registered Harvest Exchangeable Shareholders may make such an election. Persons who are beneficial owners of Harvest Exchangeable Shareholders registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the Harvest Exchangeable Shares to the Depositary by no later than 4:30 p.m. (Calgary time) on February 1, 2006 or the last Business Day prior to the Harvest Meeting or any adjournment thereof.

Treatment of Fractional Harvest Units
No certificates representing fractional Harvest Units will be issued under the Arrangement. In lieu of any fractional Harvest Unit, each registered Harvest Exchangeable Shareholder and Viking Unitholder otherwise entitled to a fractional interest in a Harvest Unit shall receive the nearest whole number of Harvest Units (with fractions equal to exactly 0.5 being rounded up).
Exchange of Viking Debentures
As the Viking Debentures trade in the “book entry” system and no individual certificates are issued, no new certificates for Viking Debentures will be issued following the completion of the Arrangement and beneficial holders of Viking Debentures do not need to take any action.
Background to and Reasons for the Arrangement
Each of the Viking Board of Directors and the Harvest Board of Directors periodically reviews strategic objectives and considers possible business combination opportunities. The Viking Board of Directors and the Harvest Board of Directors generally reviewed the prospect of a possible business combination in early November of 2005. On November 21, 2005, the Viking Board of Directors formally engaged CIBC World Markets Inc. to provide financial advice on the proposed merger and on November 25, 2005, the Harvest Board of Directors formally engaged National Bank Financial Inc. to provide financial advice on the proposed merger.
The Viking Board of Directors met on November 23, 2005 and the Harvest Board of Directors met on November 26, 2005 to thoroughly review the opportunity as it had developed to that time. In connection with its review of this opportunity, the Viking Board of Directors appointed Dale Blue, director, to assist management in its review and to facilitate communication between management and the Board. On November 26, 2005, the Viking Board of Directors and the Harvest Board of Directors approved an agreement in principal to enter into a business combination agreement and unanimously concluded that a business combination transaction in the form contemplated by the Arrangement is fair to the Viking Unitholders and the Harvest Securityholders, respectively, and is in the best interest of Viking and the Viking Unitholders, and Harvest and the Harvest Securityholders, respectively, and recommended that the Viking Unitholders and the Harvest Securityholders, respectively, vote in favour of such transaction. On November 28, 2005 Harvest, HOC, Viking and VHI entered into the Pre-Arrangement Agreement setting forth the terms and conditions upon which Harvest and Viking were prepared to complete a business combination transaction which included an agreement to work together to achieve a mutually agreeable structuring of the business combination transaction by way of a plan of arrangement under the ABCA. On December 21, 2005, each of the Viking Board of Directors and the Harvest Board of Directors approved the proposed terms of the Arrangement. At its meeting on December 21, 2005, the Viking Board of Directors (with one member absent) confirmed its conclusion that the Arrangement is fair to the Viking Unitholders and is in the best interest of Viking and the Viking Unitholders, and its recommendation that the Viking Unitholders vote in favour of the Arrangement. On December 23, 2005 Harvest, HOC, Viking and VHI entered into the Arrangement Agreement which replaced the Pre-Arrangement Agreement between the parties.
Harvest and Viking believe that a merger will create a stronger single entity with a more balanced portfolio of assets. The structure affords all Securityholders greater liquidity and participation in one of the largest oil and natural gas royalty trusts in Canada.
Harvest and Viking entered into the Arrangement Agreement for the following reasons:
•	Both Harvest and Viking are technically focused oil and gas organizations with efficient field operations.

•	The combined resources of Harvest and Viking will be significant in terms of personnel, undeveloped land and property enhancement projects, positioning the combined trust to more effectively and efficiently develop and enhance its combined asset base.

•	The combined trust will have a strong balance sheet and increased access to low-cost capital by virtue of its larger market capitalization which will allow the combined trust to capitalize on its existing presence in the U.S. debt and equity capital markets.

•	Combining the operations of Harvest and Viking will result in a balanced production portfolio with the ability to participate in strong commodity price markets for both oil and natural gas.

•	Securityholders will experience enhanced liquidity with the Harvest Units being listed on both the TSX and the NYSE.

•	It is expected that the enhanced scale of the combined trust will allow it to more effectively compete for new assets and oilfield service resources, generating efficiencies of operation.

•	Each organization has a similar culture and utilizes many of the same operating systems, which is expected to result in a smooth integration of the two businesses.

•	The combined trust will be managed by an experienced team of professionals that have demonstrated their ability to deliver on development, exploitation, acquisition and financial management objectives.

•	The combination of these features is expected to enhance unitholder value by providing sustainable cash distributions and an attractive rate of return on the Harvest Units.
Approval of Securityholders Required for the Arrangement
Harvest Securityholders
Pursuant to the Interim Order, the number of votes required to pass the Harvest Arrangement Resolution is not less than two-thirds of the votes cast by Harvest Securityholders, either in person or by proxy, voting together as a single class, at the Harvest Meeting. See “The Arrangement – Securities Law Matters – Canada” and “General Proxy Matters – Procedure and Votes Required”.
Viking Unitholders
Pursuant to the Interim Order, the number of votes required to pass the Viking Arrangement Resolution is not less than two-thirds of the votes cast by Viking Unitholders, either in person or by proxy, at the Viking Meeting. See “The Arrangement – Securities Law Matters – Canada” and "General Proxy Matters – Procedure and Votes Required”.
Fairness Opinions
The Harvest Board retained National Bank Financial Inc. to address the fairness, from a financial point of view, of the consideration payable by Harvest pursuant to the Arrangement. In connection with this mandate, National Bank Financial Inc. has prepared the Harvest Fairness Opinion. The Harvest Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of National Bank Financial Inc. as of December 21, 2005, the consideration payable by Harvest pursuant to the Arrangement is fair, from a financial point of view, to Harvest Securityholders. The Harvest Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Arrangement – Harvest Fairness Opinion” and Appendix E, the “Harvest Fairness Opinion”.
The Viking Board retained CIBC World Markets Inc. to address the fairness, from a financial point of view, of the consideration to be received by the holders of Viking Units under the Arrangement. In connection with this mandate, CIBC World Markets Inc. has prepared the Viking Fairness Opinion. The Viking Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of CIBC World Markets Inc. as of December 21, 2005, the consideration to be received by the holders of Viking Units pursuant to the Arrangement is fair, from a financial point of view, to the holders of Viking Units. The Viking

Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Arrangement – Viking Fairness Opinion” and Appendix F, the “Viking Fairness Opinion”.
Recommendations of the Boards of Directors
The Harvest Board has unanimously concluded that the Arrangement is fair to Harvest Securityholders, is in the best interest of Harvest and the Harvest Securityholders and recommends that Harvest Securityholders vote in favour of the Harvest Arrangement Resolution.
The directors and officers of HOC hold, or control, an aggregate of approximately 9,748,000 Harvest Units, no Harvest Exchangeable Shares, 581,925 Harvest Rights and 35,256 Harvest Awards. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors”. Each of the members of the Harvest Board of Directors and each of the officers of Harvest have indicated that they intend to vote their Harvest Securities (including any Harvest Units obtained upon exercise of their Harvest Rights and pursuant to their Harvest Awards) in favour of the Harvest Arrangement Resolution.
The Viking Board has unanimously concluded that the Arrangement is fair to Viking Unitholders, is in the best interest of Viking and the Viking Unitholders and recommends that Viking Unitholders vote in favour of the Viking Arrangement Resolution.
The directors and officers of VHI hold, or control, an aggregate of 367,367 Viking Units, 660,000 Viking Rights and 275,875 Viking Awards. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendations of the Boards of Directors”. Each of the members of the Viking Board of Directors and each of the officers of Viking have indicated that they intend to vote their Viking Units (including any Viking Units obtained upon exercise of Viking Rights and pursuant to their Viking Awards) in favour of the Viking Arrangement Resolution.
Final Order
Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See “The Arrangement – Procedure for the Arrangement Becoming Effective”. An application for the Final Order approving the Arrangement is expected to be made on February 2, 2006 at 1:30 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.
Right to Dissent
Pursuant to the Interim Order, Dissenting Harvest Securityholders have the right to dissent with respect to the Harvest Arrangement Resolution by providing a written objection to the Harvest Arrangement Resolution to Harvest c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Harvest Meeting and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order. Pursuant to the Interim Order, Dissenting Viking Unitholders have the right to dissent with respect to the Viking Arrangement Resolution by providing a written objection to the Viking Arrangement Resolution to Viking c/o Macleod Dixon LLP, 3700 Canterra Tower, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl, by 4:00 p.m. on the Business Day immediately preceding the date of the Viking Meeting and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices C and H for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.
The statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the

Registered Holder is entitled to dissent. Accordingly, a beneficial owner of Securities desiring to exercise the right to dissent must make arrangements for such Securities beneficially owned to be registered in such holder’s name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by Harvest or Viking, as the case may be, or alternatively, make arrangements for the Registered Holder of such securities to dissent on such holder’s behalf. Pursuant to the Interim Order, a Securityholder may not exercise the right to dissent in respect of only a portion of such holder’s Securities. See “The Arrangement – Right to Dissent”.
It is a condition to the Arrangement that Harvest Securityholders holding not more than 5% of the Harvest Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. It is also a condition to the Arrangement that Viking Unitholders holding not more than 5% of the Viking Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See “The Arrangement – Conditions Precedent to the Arrangement”.
Stock Exchange Listing Approvals
It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Harvest Units to be issued pursuant to the Arrangement and the substitutional listing of the Viking Debentures which will be assumed by Harvest under the Arrangement. The TSX has conditionally approved the listing of the Harvest Units to be issued pursuant to the Arrangement and the substitutional listing of the Viking Debentures, subject to Harvest fulfilling the requirements of such exchange. Harvest is also required to make a supplemental application to have the Harvest Units to be issued pursuant to the Arrangement (including Harvest Units issuable upon conversion of the Viking Debentures) listed on the NYSE. See “The Arrangement – Stock Exchange Listings”.
Other Regulatory Approvals
In addition to the approval of Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained. See “The Arrangement – Other Regulatory Approvals”.
Canadian Federal Income Tax Considerations
A Unitholder resident in Canada for the purposes of the Tax Act may have some tax consequences as a result of certain steps of the Arrangement. A Unitholder will be required to include in income such proportionate share of the distribution of HST Preferred Units, the distribution of EHT Preferred Units and the distribution of VHT Preferred Units which represents a distribution of Harvest’s and/or Viking’s income, respectively, to the Unitholder in the taxation year in which such distributions are paid.
Securityholders (other than Non-Residents) will have the option to elect to have the provisions of Section 85 of the Tax Act apply to them in respect of the exchange of their Harvest Exchangeable Shares or Viking Units for MFCorp Special Shares and defer all or a portion of the capital gain that would otherwise be realized. Viking Unitholders who do not file such an election will generally realize a capital gain (or loss) equal to the amount by which the fair market value of the MFCorp Special Shares is greater (or less) than the adjusted cost base of the Viking Units so exchanged. In order to make such an election, a Securityholder must provide two signed copies of a completed election form to MFCorp no later than 90 days after the Effective Date. Securityholders are strongly urged to make the election pursuant to Section 85 as such election should permit Securityholders to defer a significant portion of the capital gain realized on their securities. Harvest Exchangeable Shareholders who do not make an election pursuant to Section 85 and who do not choose to recognize any capital gain or capital loss in respect of the exchange of their Harvest Exchangeable Shares for MFCorp Special Shares will generally not realize any capital gain or loss on the exchange.
The exchange of Viking Units or MFCorp Special Shares for Harvest Units should generally not give rise to any capital gain or loss to such securityholders.

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary. See “Canadian Federal Income Tax Considerations”.
United States Federal Income Tax Considerations
Subject to the application of the Boot Limitation Rule (as described below), although there is significant uncertainty, it is more likely than not that the Viking Exchange (as defined below) will qualify as a tax-deferred reorganization under section 368(a)(1) of the Internal Revenue Code. This conclusion is based, in part, on treating the various transactions that constitute the Viking Exchange as a single, integrated transaction for U.S. federal income tax purposes. However, there is no direct legal authority that addresses the proper treatment of the Viking Exchange for U.S. federal income tax purposes. In addition, the Viking Exchange will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the qualification of the Viking Exchange as a tax-deferred reorganization under section 368(a)(1) of the Internal Revenue Code or that, if challenged, a U.S. court would not agree with the Internal Revenue Service.
The preceding summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “United States Federal Income Tax Considerations.”
Other Tax Considerations
This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Harvest Units after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Harvest Units.
Selected Pro Forma Financial and Operational Information
The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Harvest following the completion of the Arrangement, for the periods indicated. See “Pro Forma Information of Harvest After Giving Effect to the Arrangement” and the Pro Forma Financial Statements of Harvest set forth in Appendix G.

	Pro Forma Nine Months	Pro Forma Year
	Ended	Ended
	September 30, 2005	December 31, 2004
	(unaudited)	(unaudited)
	($000s)	($000s)
Oil and natural gas sales – net of royalties	704,453	846,196

Expenses
Operating	158,271	196,055
General and administrative	37,957	43,388
Interest on short term debt	7,327	15,015
Interest on long term debt	36,919	57,702
Depletion, depreciation and accretion	286,016	429,101
Foreign exchange loss (gain)	(8,607)	(7,111)
Losses on derivative contracts	137,746	72,697

	655,629	806,847

Income before taxes and non-controlling interest	48,824	39,349

Current and capital taxes	1,506	4,211
Future income tax recovery	(28,633)	(10,581)

Net income before non-controlling interest	75,951	45,719
Non-controlling interest – exchangeable shares	—	—

Net income for the period	75,951	45,719

	Pro Forma	Pro Forma
	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004
Average Daily Production (1)
Crude oil (Bbls/d)	46,804	48,983
Natural gas (Mcf/d)	104,509	109,747
NGL (Bbls/d)	2,023	2,261

Combined (Boe/d)	66,246	69,535

Total Proved Reserves (1)(2)(3)
Light/medium crude oil (Mbbls)		76,366
Heavy oil (Mbbls)		37,309
Natural gas (MMcf)		244,737
NGL (Mbbls)		6,167

Combined (Mboe)		160,631

Total Proved Plus Probable Reserves (1)(2)(3)
Light/medium crude oil (Mbbls)		97,767
Heavy oil (Mbbls)		56,367
Natural gas (MMcf)		318,548
NGL (Mbbls)		7,849

Combined (MBoe)		215,074

Net Undeveloped Land Holdings as at December 31, 2004 (acres) (4)		728,849

Notes:

(1)	Both periods include pro forma information for the CNGT, Kensington and Krang assets acquired by Viking in 2005 and the Nexen Properties acquired by Harvest in 2005. The year ended December 31, 2004 also includes pro forma information relating to the Storm and EnCana assets acquired by Harvest in 2004.

(2)	Reserves for Viking, CNGT and Kensington have been evaluated by GLJ effective January 1, 2005 using the GLJ January 1, 2005 posted pricing. Reserves for Krang are effective April 30, 2005 and have been evaluated by GLJ and are based on the GLJ April 2005 posted price deck. Reserves for Harvest as at January 1, 2005 were evaluated by McDaniels, Paddock and GLJ effective January 1, 2005 using the McDaniels January 2005 price deck. The Nexen

Properties reserves have been evaluated by Sproule, are effective April 1, 2005 and use a price deck provided by the Nexen Vendor.

(3)	Reserves are presented as working interest before royalties.

(4)	Undeveloped land acreage for Harvest, Viking, CNGT, Kensington and the Nexen Properties are as at December 31, 2004. Krang undeveloped land is as of June 9, 2005.

Risk Factors
An investment in Harvest should be considered highly speculative due to the nature of its activities and the present stage of its development. The following is a list of certain risk factors relating to the activities of Harvest and the ownership of Harvest Units which prospective investors should carefully consider before making an investment decision relating to Harvest Units:
•	Harvest and Viking may fail to realize the anticipated benefits of the Arrangement;

•	Court approval and other regulatory and Securityholder approvals for the Arrangement may not be obtained;

•	the lack of assurance that income tax laws will not be changed in a manner that affects Harvest, the Harvest Unitholders or other Securityholders adversely;

•	actual production and ultimate reserves could be greater or less than the production forecasts and recoverable reserve estimates contained in the Harvest Report, the Viking Report, the CNGT Report, the Kensington Report and the Krang Report;

•	volatility of oil and natural gas prices;

•	variations in foreign exchange rates and interest rates;

•	variations in the spread between light oil prices and those received for medium and heavy gravity oil;

•	operational hazards and other uncertainties;

•	exploitation, development and production risks;

•	access to services, materials and equipment;

•	requirements relating to debt service;

•	variability of cash distributions;

•	future reserves and production depend on success in exploiting the current reserves bases and acquiring or discovering additional reserves;

•	availability of debt or equity financing to fund future acquisitions, exploitation and development plans for Harvest;

•	dilution resulting from future sales of Harvest Units;

•	environmental risks;

•	reliance on management of Harvest;

•	impact of future capital expenditures;

•	industry competition;

•	the possibility that the Harvest Units will cease to be listed on the TSX and/or the NYSE;

•	potential conflicts of interest for directors and officers of Harvest;

•	structure of Harvest;

•	the nature of an investment in the Harvest Units;

•	the possibility that Harvest could cease to qualify as a mutual fund trust;

•	loss of unitholder limited liability; and

•	the risk that taxable income payable to Harvest Unitholders exceeds the cash distributed to such holders.
The risk factors above is a list of risk factors contained elsewhere or incorporated by reference in this Information Circular. See “Pro Forma Information of Harvest After Giving Effect to the Arrangement”, “Information Concerning Harvest Energy Trust – Risk Factors” and “Information Concerning Viking Energy Royalty Trust – Risk Factors”. See also the risk factors in the Harvest AIF and the Viking AIF which sections are hereby incorporated, mutatis mutandis. Securityholders should carefully consider all such risk factors.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT
Background to and Reasons for the Arrangement
Each of the Viking Board of Directors and the Harvest Board of Directors periodically reviews strategic objectives and considers possible business combination opportunities. The Viking Board of Directors and the Harvest Board of Directors generally reviewed the prospect of a possible business combination in early November of 2005. On November 21, 2005, the Viking Board of Directors formally engaged CIBC World Markets Inc. to provide financial advice on the proposed merger and on November 25, 2005, the Harvest Board of Directors formally engaged National Bank Financial Inc. to provide financial advice on the proposed merger.
The Viking Board of Directors met on November 23, 2005 and the Harvest Board of Directors met on November 26, 2005 to thoroughly review the opportunity as it had developed to that time. In connection with its review of this opportunity, the Viking Board of Directors appointed Dale Blue, director, to assist management in its review and to facilitate communication between management and the Board. On November 26, 2005, the Viking Board of Directors and the Harvest Board of Directors approved an agreement in principal to enter into a business combination agreement and unanimously concluded that a business combination transaction in the form contemplated by the Arrangement is fair to the Viking Unitholders and the Harvest Securityholders, respectively, and is in the best interest of Viking and the Viking Unitholders, and Harvest and the Harvest Securityholders, respectively, and recommended that the Viking Unitholders and the Harvest Securityholders, respectively, vote in favour of such transaction. On November 28, 2005 Harvest, HOC, Viking and VHI entered into the Pre-Arrangement Agreement setting forth the terms and conditions upon which Harvest and Viking were prepared to complete a business combination transaction which included an agreement to work together to achieve a mutually agreeable structuring of the business combination transaction by way of a plan of arrangement under the ABCA. On December 21, 2005, each of the Viking Board of Directors and the Harvest Board of Directors approved the proposed terms of the Arrangement. At its meeting on December 21, 2005, the Viking Board of Directors (with one member absent) confirmed its conclusion that the Arrangement is fair to the Viking Unitholders and is in the best interest of Viking and the Viking Unitholders, and its recommendation that the Viking Unitholders vote in favour of the Arrangement. On December 23, 2005 Harvest, HOC, Viking and VHI entered into the Arrangement Agreement which replaced the Pre-Arrangement Agreement between the parties.
Harvest and Viking believe that a merger will create a stronger single entity with a more balanced portfolio of assets. The structure affords all Securityholders greater liquidity and participation in one of the largest oil and natural gas royalty trusts in Canada.
Harvest and Viking entered into the Arrangement Agreement for the following reasons:
•	Both Harvest and Viking are technically focused oil and gas organizations with efficient field operations.

•	The combined resources of Harvest and Viking will be significant in terms of personnel, undeveloped land and property enhancement projects, positioning the combined trust to more effectively and efficiently develop and enhance its combined asset base.

•	The combined trust will have a strong balance sheet and increased access to low-cost capital by virtue of its larger market capitalization which will allow the combined trust to capitalize on its existing presence in the U.S. debt and equity capital markets.

•	Combining the operations of Harvest and Viking will result in a balanced production portfolio with the ability to participate in strong commodity price markets for both oil and natural gas.

•	Securityholders will experience enhanced liquidity with the Harvest Units being listed on both the TSX and the NYSE.

•	It is expected that the enhanced scale of the combined trust will allow it to more effectively compete for new assets and oilfield service resources, generating efficiencies of operation.

•	Each organization has a similar culture and utilizes many of the same operating systems, which is expected to result in a smooth integration of the two businesses.

•	The combined trust will be managed by an experienced team of professionals that have demonstrated their ability to deliver on development, exploitation, acquisition and financial management objectives.

•	The combination of these features is expected to enhance unitholder value by providing sustainable cash distributions and an attractive rate of return on the Harvest Units.
Recommendations of the Boards of Directors
The Harvest Board has unanimously concluded that the Arrangement is fair to Harvest Securityholders, is in the best interest of Harvest and the Harvest Securityholders and recommends that the Harvest Securityholders vote in favour of the Harvest Arrangement Resolution.
The directors and officers of HOC hold, or control, an aggregate of approximately 9,748,000 Harvest Units, no Harvest Exchangeable Shares, 581,925 Harvest Rights and 35,256 Harvest Awards. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”. Each of the members of the Harvest Board of Directors and each of the officers of Harvest have indicated that they intend to vote all of their Harvest Securities (including any Harvest Units obtained upon exercise of their Harvest Rights and pursuant to their Harvest Awards) in favour of the Harvest Arrangement Resolution.
The Viking Board has unanimously concluded that the Arrangement is fair to Viking Unitholders, is in the best interest of Viking and the Viking Unitholders and recommends that the Viking Unitholders vote in favour of the Viking Arrangement Resolution.
The directors and officers of VHI hold, or control, an aggregate of 367,367 Viking Units, 660,000 Viking Rights and 275,875 Viking Awards. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”. Each of the members of the Viking Board of Directors and each of the officers of Viking have indicated that they intend to vote all of their Viking Securities (including any Viking Units obtained upon exercise of their Viking Rights and pursuant to their Viking Awards) in favour of the Viking Arrangement Resolution.
THE ARRANGEMENT
Effect of the Arrangement
General
The Arrangement will result in the merger of Harvest and Viking, with the Viking Unitholders (excluding Dissenting Viking Unitholders) ultimately receiving 0.25 of a Harvest Unit for each Viking Unit held. In addition, Harvest Exchangeable Shareholders will have the right, but not the obligation, to participate in the Arrangement and receive that number of Harvest Units into which such shares are exchangeable as of the Effective Date.
On December 15, 2005, there were approximately 52,732,000 Harvest Units outstanding and approximately 215,000 Harvest Units were issuable upon exercise of 183,000 outstanding Harvest Exchangeable Shares. In addition, approximately 1,558,000 Harvest Rights and 35,256 Harvest Awards were outstanding pursuant to which an additional 676,000 Harvest Units are issuable (assuming the Harvest Rights are settled on a net benefit basis). On December 15, 2005, there were approximately 180,738,100 Viking Units outstanding. In addition, approximately 940,700 Viking Rights and 693,425 Viking Awards were outstanding pursuant to which an additional 2,099,260 Viking Units are issuable.
Effect on Holders of Harvest Exchangeable Shares and Viking Units
Pursuant to the Arrangement, Viking Unitholders will receive for each Viking Unit held, 0.25 of a Harvest Unit and Harvest Exchangeable Shareholders will have the right, but not the obligation, to participate in the Arrangement and receive that number of Harvest Units into which such shares are exchangeable as of the Effective Date. “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations”, “The Arrangement – United States Federal Income Tax Considerations” and “The Arrangement – Procedure for Exchange of Harvest Exchangeable Shares and Viking Units”.
After giving effect to the Arrangement, the Harvest Exchangeable Shareholders who have properly made the Exchangeable Share Election, and the Viking Unitholders will have exchanged their Harvest Exchangeable Shares and Viking Units, as applicable, for Harvest Units. As a result of the exchange of Viking Units for Harvest Units pursuant to the Arrangement, the nature of a Viking Unitholder’s investment will change. The Arrangement Agreement provides that any Harvest Exchangeable Shares that remain outstanding following the Effective Date shall be redeemed as soon as reasonably practicable following the Effective Date.
Effect on Holders of Incentive Rights
The Board of Directors of Harvest has agreed to accelerate vesting of all outstanding unvested Harvest Rights granted under the Harvest Trust Unit Rights Incentive Plan and all outstanding unvested Harvest Awards granted under the Harvest Unit Award Incentive Plan, conditionally upon the Arrangement becoming effective. Once vested, the Harvest Rights may be exercised at any time prior to their expiry and the Harvest Units issuable pursuant to the terms of the Harvest Awards may be issued, at the election of the holder, at any time thereafter in accordance with their terms.
All outstanding Viking Rights granted under the Viking Trust Unit Option Plan and all outstanding Viking Awards granted under the Viking Unit Award Incentive Plan will vest as a result of the Arrangement. As a result, holders of Viking Rights may participate in the Arrangement by exercising such Viking Rights in accordance with their terms and receiving Viking Units prior to the Effective Date. It is a condition to the completion of the Arrangement that all Viking Rights shall have been exercised or terminated prior to the Effective Date. Pursuant to the terms of the Viking Unit Award Incentive Plan, the issue dates for all Viking Units issuable pursuant to the Viking Awards will be accelerated as a result of the Arrangement. Such Viking Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Harvest Units pursuant to the Arrangement. See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Canadian Federal Income Tax Considerations”.
Effect on Holders of Viking Debentures
As at December 15, 2005, there were approximately $175 million in aggregate principal amount of Viking 6.4% Debentures and $37.4 million in aggregate principal amount of Viking 10.5% Debentures outstanding. The Viking 6.4% Debentures and Viking 10.5% Debentures are convertible into Viking Units at the option of the holder at any time prior to the close of business on the earlier of maturity of the applicable Viking Debenture and the Business Day preceding the date specified by Viking for redemption at a conversion price of $11.50 per Viking Unit and $7.25 per Viking Unit, respectively. Under the Plan of Arrangement, Harvest will assume all of the covenants and obligations of Viking under the Viking 10.5% Debenture Indenture and the Viking 6.4% Debenture Indenture Supplement in respect of the outstanding Viking Debentures. Holders of Viking Debentures who convert their Viking Debentures prior to the Effective Date will receive the same consideration as Viking Unitholders based upon the number of Viking Units issued upon such conversion. Provided the Arrangement is completed, holders of Viking Debentures who do not convert their Viking Debentures to Viking Units prior to the Effective Date of the Arrangement and subsequently wish to convert their Viking Debentures will be entitled to receive Harvest Units instead of Viking Units, on the basis of 0.25 of a Harvest Unit in lieu of each Viking Unit which it was previously entitled to receive on conversion. The transactions contemplated by the Arrangement do not result in a “change of control” as defined in the Viking Debentures.
Effect on Distributions
Distributions paid to Harvest Unitholders and Viking Unitholders for the month of January 2006 will not be affected by the proposed Arrangement and will be paid in the usual manner. Therefore, Harvest Unitholders and Viking Unitholders of record on January 23, 2006 will receive their regular monthly cash distribution on February 15, 2006.

If the Effective Date occurs on February 3, 2006, as currently scheduled, the first post-Arrangement distribution of Harvest will be paid on March 15, 2006 to Harvest Unitholders (including former Harvest Exchangeable Shareholders who have validly made the Exchangeable Share Election and former Viking Unitholders) of record on February 22, 2006. Harvest’s post-Arrangement distribution policy will initially be set at $0.38 per Harvest Unit per month. It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 65% based on commodity prices in effect as of the date of this Information Circular. Harvest currently anticipates a pro forma $250 million capital program focused on exploitation and development opportunities within the existing combined asset base. Future distributions and the actual payout ratio will be subject to the discretion of the Harvest Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Risk Factors”.
Details of the Arrangement
General
The Arrangement provides for the merger of Harvest and Viking, resulting in the exchange of all of the issued and outstanding Viking Units for Harvest Units. In addition, holders of Harvest Exchangeable Shares will have the right, but not the obligation to exchange their Harvest Exchangeable Shares for Harvest Units.
Following completion of the Arrangement, Harvest is expected to have an initial enterprise value in excess of $4 billion. Harvest will retain key personnel from both entities and will be led by John Zahary, as President and Chief Executive Officer. The executive team will also include Bob Fotheringham as Vice President, Finance and Chief Financial Officer, Rob Morgan as Vice President, Engineering and Chief Operating Officer, Al Ralston as Vice President, Production, James Campbell as Vice President, Geosciences and Jacob Roorda as Vice President, Corporate. The Harvest Board of Directors, including Chairman M. Bruce Chernoff, John Brussa, Verne Johnson, Hector McFadyen, Hank Swartout and Kevin Bennett, will remain in place and will be supplemented by Dale Blue, David Boone and William Friley from the Viking Board of Directors.
The merged trust is expected to be well positioned to create long-term value for Unitholders through a high quality, long life asset base, a strong balance sheet and an extensive drilling inventory. Following the Arrangement, Harvest is expected to have 215 MMboe of proved plus probable reserves and a diversified production base of approximately 64,000 Boe/d comprised of approximately 50% light/medium oil, 25% natural gas and 25% heavy oil, a drilling inventory of more than 700 drilling locations and approximately 730,000 net acres of undeveloped land.
Harvest and Viking employ a similar focus on technical exploitation of large resource pools, utilizing the same operating and administration systems, and bring together strong technical, field operations and administrative teams which is expected to lead to a smooth integration of the two entities into one stronger organization.
Following the Effective Date, it is currently intended that Harvest will make cash distributions to holders of Harvest Units from the interest income received on the Harvest Notes and from income generated from the Harvest NPIs, as well as income from the Viking Notes and the Viking Acquired NPIs, net of administrative expenses. In addition, Harvest Unitholders may, at the discretion of the Harvest Board of Directors, receive distributions in respect of prepayments of principal on certain of the Harvest Notes before maturity and dividends on Harvest Common Shares.
Arrangement Steps
Pursuant to the Arrangement, each of the following are deemed to occur in the following order without any further act or formality:

Amendments to the Trust Indentures and Other Constating Documents
(a)	the Harvest Trust Indenture and other constating documents of the Harvest Arrangement Parties shall be amended:
(i)	by creating the Harvest Special Units;

(ii)	by creating the HST Preferred Units;

(iii)	by creating the Operations Preferred Shares Series 1, Operations Preferred Shares Series 2 and Operations Preferred Shares Series 3; and

(iv)	otherwise to the extent necessary to facilitate the Arrangement;
(b)	the Viking Trust Indenture and other constating documents of the Viking Arrangement Parties shall be amended:
(i)	by creating the VHI Preferred Shares Series 1, the VHI Preferred Shares Series 2, the VHI Preferred Shares Series 3, the VHI Preferred Shares Series 4, the VHI Preferred Shares Series 5 and the VHI Preferred Shares Series 6;

(ii)	to cause 99% of the Viking Units held by each Viking Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for MFCorp Special Shares on the basis of 1.0000 MFCorp Special Share for each Viking Unit pursuant to paragraph (ccc);

(iii)	to cause 1% of the Viking Units held by each Viking Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Harvest Units on the basis of 1.0000 Harvest Unit for each 4.0000 Viking Units pursuant to paragraph (fff);

(iv)	to cause the MFCorp Special Shares received by Viking Unitholders pursuant to paragraph (ccc) of the Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Harvest Units upon the redemption of the MFCorp Special Shares pursuant to paragraph (iii) on the basis of 1.0000 Harvest Unit for each 4.0000 MFCorp Special Shares; and

(v)	otherwise to the extent necessary to facilitate the Arrangement;
Dissenting Securityholders
(c)	the Harvest Units held by Dissenting Securityholders shall be deemed to have been transferred to Harvest (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Harvest Unitholders other than the right to be paid the fair value of their Harvest Units in accordance with Article 4 of the Plan of Arrangement;

(d)	the Harvest Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Harvest (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Harvest Exchangeable Shareholders other than the right to be paid the fair value of their Harvest Exchangeable Shares in accordance with Article 4 of the Plan of Arrangement;

(e)	the Viking Units held by Dissenting Securityholders shall be deemed to have been transferred to Viking (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Viking Unitholders other than the right to be paid the fair value of their Viking Units in accordance with Article 4 of the Plan of Arrangement;

HST Transactions
HST Asset Transfer
(f)	the HST First Resource Property Conveyance shall become effective and the HST First Resource Properties shall be transferred by HST to HOC and HOC shall issue the HST CRP Transfer Note and the Operations Preferred Shares Series 1 to HST in satisfaction of the purchase price for the HST First Resource Properties pursuant to the HST First Resource Property Conveyance Agreement;

(g)	HOC shall grant the HST NPI #1 to HST for consideration of $10.00;

(h)	the HST Second Resource Property Conveyance shall become effective and the HST Second Resource Properties shall be transferred by HST to HOC and HOC shall issue the HST NPI #2 and the Operations Preferred Shares Series 2 to HST in satisfaction of the purchase price for the HST Second Resource Properties pursuant to the HST Second Resource Property Conveyance Agreement;

(i)	the HST Tangible Conveyance shall become effective and the HST Tangible Assets shall be transferred by HST to HOC and HOC shall issue the HST Tangible Asset Transfer Note and the Operations Preferred Shares Series 3 to HST in satisfaction of the purchase price for the HST Tangible Assets pursuant to the HST Tangible Asset Conveyance Agreement;
HST Conversion to a Mutual Fund Trust
(j)	the trust indenture governing HST shall be amended by creating the HST Preferred Units;

(k)	Harvest shall subscribe for that number of HST Preferred Units of HST necessary for Harvest to satisfy its obligations under paragraph (l) for aggregate subscription proceeds of $1 million;

(l)	Harvest shall distribute all of the HST Preferred Units to Harvest Unitholders who are not Designated Beneficiaries on the basis of one (1) HST Preferred Unit for each one (1) Harvest Unit held;
HST Qualifying Exchange with Harvest
(m)	HST will transfer to Harvest the HST CRP Transfer Note and the HST Tangible Asset Transfer Note in partial satisfaction of the amounts owing by HST to Harvest;

(n)	Harvest shall subscribe for that number of HST Units having an aggregate subscription amount equal to any remaining amounts owing by HST to Harvest in full satisfaction of any such remaining indebtedness;

(o)	the HST Other Asset Conveyance shall become effective and the HST Other Assets shall be transferred by HST to Harvest and Harvest shall issue and deliver to HST that number of Harvest Units having a value equal to the fair market value of the HST Other Assets less the HST Assumed Liabilities in satisfaction of the purchase price for the HST Other Assets pursuant to the HST Other Asset Conveyance Agreement;

(p)	Harvest shall subscribe for one (1) HST Unit for $10.00;

(q)	HST shall redeem all of the issued and outstanding HST Preferred Units and HST Units (other than the one (1) HST Trust Unit subscribed for by Harvest pursuant to paragraph (p)) in exchange for Harvest Units and HST shall distribute the Harvest Units to the HST Unitholders on a pro rata basis based on the fair market value of the HST Preferred Units and the HST Trust Units surrendered;

(r)	all of the Harvest Units received by Harvest pursuant to paragraph (q) shall be cancelled;

(s)	immediately after the pro rata distribution of Harvest Units to HST Unitholders who are not Designated Beneficiaries pursuant to paragraph (q), the number of outstanding Harvest Units held by such unitholders will be consolidated such that each Harvest Unitholder will hold after the consolidation the same number of Harvest Units as the Harvest Unitholder held before the distribution of additional Harvest Units. In such case, each Harvest Unit certificate representing a number of Harvest Units prior to the distribution of additional Harvest Units is deemed to represent the same number of Harvest Units after the distribution of additional Harvest Units and the consolidation;
Viking Entity Transactions
Debt Matters
(t)	VHT shall assign and transfer its interest in:
(i)	the VHI Note; and

(ii)	the EHT Note,
          to Viking in partial satisfaction of the amount owing by VHT to Viking pursuant to the VHT Note;
Royalty Matters
(u)	the Olaf NPI #1 Conveyance shall become effective and the Olaf NPI #1 shall be transferred by Viking to Olaf in exchange for units of Olaf pursuant to the Olaf NPI #1 Conveyance Agreement;

(v)	the Olaf Unit Conveyance shall become effective and the Olaf Units received by Viking pursuant to the Olaf NPI #1 Conveyance shall be transferred by Viking to EHT for no consideration pursuant to the Olaf Unit Conveyance Agreement;

(w)	the Olaf NPI #2 Conveyance shall become effective and the Olaf NPI #2 shall be transferred by VHT to Olaf in exchange for units of Olaf pursuant to the Olaf NPI #2 Conveyance Agreement;
Dissolution of Olaf
(x)	Olaf shall be dissolved in accordance with the following:
(i)	all of the property of Olaf shall be distributed to VHI, EHT and VHT in accordance with their respective partnership interests immediately prior to the dissolution;

(ii)	VHI, EHT and VHT shall be liable for all of the obligations of Olaf in accordance with their respective partnership interests immediately prior to the dissolution; and

(iii)	the Property Swap Conveyance shall become effective and certain oil and natural gas assets (including related tangibles) will be exchanged among VHI, EHT and VHT pursuant to the Property Swap Conveyance Agreement;
EHT Asset Transfer
(y)	the EHT First Resource Property Conveyance shall become effective and the EHT First Resource Properties shall be transferred by EHT to VHI and VHI shall issue the EHT CRP Transfer Note and the VHI Preferred Shares Series 1 to EHT in satisfaction of the purchase price for the EHT First Resource Properties pursuant to the EHT First Resource Property Conveyance Agreement;

(z)	VHI shall grant the EHT NPI #1 to EHT for consideration of $10.00;

(aa)	the EHT Second Resource Property Conveyance shall become effective and the EHT Second Resource Properties shall be transferred by EHT to VHI and VHI shall issue the EHT NPI #2 and the VHI Preferred Shares Series 2 to EHT in satisfaction of the purchase price for the EHT Second Resource Properties pursuant to the EHT Second Resource Property Conveyance Agreement;

(bb)	the EHT Tangible Conveyance shall become effective and the EHT Tangible Assets shall be transferred by EHT to VHI and VHI shall issue the EHT Tangible Transfer Note and the VHI Preferred Shares Series 3 to EHT in satisfaction of the purchase price for the EHT Tangible Assets pursuant to the EHT Tangible Conveyance Agreement;
VHT Asset Transfer
(cc)	the VHT First Resource Property Conveyance shall become effective and the VHT First Resource Properties shall be transferred by VHT to VHI and VHI shall issue the VHT CRP Transfer Note and the VHI Preferred Shares Series 4 to VHT in satisfaction of the purchase price for the VHT First Resource Properties pursuant to the VHT First Resource Property Conveyance Agreement;

(dd)	VHI shall grant the VHT NPI #1 to VHT for consideration of $10.00;

(ee)	the VHT Second Resource Property Conveyance shall become effective and the VHT Second Resource Properties shall be transferred by VHT to VHI and VHI shall issue the VHT NPI #2 and the VHI Preferred Shares Series 5 to VHT in satisfaction of the purchase price for the VHT Second Resource Properties pursuant to the VHT Second Resource Property Conveyance Agreement;

(ff)	the VHT Tangible Conveyance shall become effective and the VHT Tangible Assets shall be transferred by VHT to VHI and VHI shall issue the VHT Tangible Transfer Note and the VHI Preferred Shares Series 6 to VHT in satisfaction of the purchase price for the VHT Tangible Assets pursuant to the VHT Tangible Conveyance Agreement;
EHT Conversion to a Mutual Fund Trust
(gg)	the trust indenture governing EHT shall be amended by creating the EHT Preferred Units;

(hh)	Viking shall subscribe for that number of EHT Preferred Units of EHT necessary for Viking to satisfy its obligations under paragraph (ii) for aggregate subscription proceeds of $1 million;

(ii)	Viking shall distribute all of the EHT Preferred Units to Viking Unitholders who are not Designated Beneficiaries on the basis of one (1) EHT Preferred Unit for each one (1) Viking Unit held;
EHT Qualifying Exchange with Viking
(jj)	EHT will transfer to Viking the EHT CRP Transfer Note and the EHT Tangible Transfer Note in partial satisfaction of the amounts owing by EHT to Viking;

(kk)	Viking shall subscribe for that number of EHT Units having an aggregate subscription amount equal to any remaining amounts owing by EHT to Viking in full satisfaction of any such remaining indebtedness;

(ll)	the EHT Other Asset Conveyance shall become effective and the EHT Other Assets shall be transferred by EHT to Viking and Viking shall issue and deliver to EHT that number of Viking Units having a value equal to the fair market value of EHT Other Assets less the EHT Assumed Liabilities in satisfaction of the purchase price for the EHT Other Assets pursuant to the EHT Other Asset Conveyance Agreement;

(mm)	Viking shall subscribe for one (1) EHT Unit for $10.00;

(nn)	EHT shall redeem all of the issued and outstanding EHT Preferred Units and EHT Units (other than the one (1) EHT Trust Unit subscribed for by Viking pursuant to paragraph (mm)) in exchange for Viking Units and EHT shall distribute the Viking Units to the EHT Unitholders on a pro rata basis based on the fair market value of the EHT Preferred Units and the EHT Trust Units surrendered;

(oo)	all of the Viking Units received by Viking pursuant to paragraph (nn) shall be cancelled;

(pp)	immediately after the pro rata distribution of Viking Units to EHT Unitholders who are not Designated Beneficiaries pursuant to paragraph (mm), the number of outstanding Viking Units held by such unitholders will be consolidated such that each Viking Unitholder will hold after the consolidation the same number of Viking Units as the Viking Unitholder held before the distribution of additional Viking Units. In such case, each Viking Unit certificate representing a number of Viking Units prior to the distribution of additional Viking Units is deemed to represent the same number of Viking Units after the distribution of additional Viking Units and the consolidation;
VHT Conversion to a Mutual Fund Trust
(qq)	the trust indenture governing VHT shall be amended by creating the VHT Preferred Units;

(rr)	Viking shall subscribe for that number of VHT Preferred Units of VHT necessary for Viking to satisfy its obligations under paragraph (ss) for aggregate subscription proceeds of $1 million;

(ss)	Viking shall distribute all of the VHT Preferred Units to Viking Unitholders who are not Designated Beneficiaries on the basis of one (1) VHT Preferred Unit for each one (1) Viking Unit held;
VHT Qualifying Exchange with Viking
(tt)	VHT will transfer to Viking the VHT CRP Transfer Note and the VHT Tangible Transfer Note in partial satisfaction of the amounts owing by VHT to Viking;

(uu)	Viking shall subscribe for that number of VHT Units having an aggregate subscription amount equal to any remaining amounts owing by VHT to Viking in full satisfaction of any such remaining indebtedness;

(vv)	the VHT Other Asset Conveyance shall become effective and the VHT Other Assets shall be transferred by VHT to Viking and Viking shall issue and deliver to EHT that number of Viking Units having a value equal to the fair market value of EHT Other Assets less the EHT Assumed Liabilities in satisfaction of the purchase price for the VHT Other Assets pursuant to the VHT Other Asset Conveyance Agreement;

(ww)	Viking shall subscribe for one (1) VHT Unit for $10.00;

(xx)	VHT shall redeem all of the issued and outstanding VHT Preferred Units and VHT Units (other than the one (1) VHT Unit subscribed for by Viking pursuant to paragraph (ww)) in exchange for Viking Units and VHT shall distribute the Viking Units to the VHT Unitholders on a pro rata basis based on the fair market value of the VHT Preferred Units and the VHT Units so surrendered;

(yy)	all of the Viking Units received by Viking pursuant to paragraph (xx) shall be cancelled;

(zz)	immediately after the pro rata distribution of Viking Units to VHT Unitholders who are not Designated Beneficiaries pursuant to paragraph (xx), the number of outstanding Viking Units held by such unitholders will be consolidated such that each Viking Unitholder will hold after the consolidation the same number of Viking Units as the Viking Unitholder held before the distribution of additional Viking Units. In such case, each Viking Unit certificate representing a number of Viking Units prior to the distribution of additional Viking Units is deemed to represent the same number of Viking Units after the distribution of additional Viking Units and the consolidation;

Harvest Purchase of Viking Assets
(aaa)	Viking shall sell, transfer, convey, assign and deliver to Harvest and Harvest shall purchase and accept from Viking, all of the Viking Assets and Harvest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Viking Assumed Liabilities in accordance with their terms, and (ii) issue to Viking an aggregate number of Harvest Special Units and Harvest Units equal in number to the number of Viking Units outstanding with the allocation between Harvest Special Units and Harvest Units being such that Viking can meet its distribution obligations under paragraph (fff);

(bbb)	in connection with the assumption of the Viking Assumed Liabilities by Harvest, Harvest shall assume all the covenants and obligations of Viking under the Viking Debenture Indenture in respect of the Viking 10.5% Debentures and the Viking 6.4% Debentures such that the Viking 10.5% Debentures and the Viking 6.4% Debentures will be valid and binding obligations of Harvest entitling the holders thereof, as against Harvest, to all the rights of the Viking Debentureholders under the Viking Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Viking Debenture Trustee in accordance with the applicable requirements of the Viking Debenture Indenture and otherwise comply with any additional requirements of the Viking Debenture Indenture relating thereto;
MFCorp Acquisition of Viking Securities and Harvest Exchangeable Shares
(ccc)	each Viking Unitholder shall transfer ninety-nine (99%) percent of his/her Viking Units to MFCorp in exchange for MFCorp Special Shares on the basis of 1.0000 MFCorp Special Share for each Viking Unit transferred;

(ddd)	each Harvest Exchangeable Shareholder so electing shall transfer one hundred (100%) percent of his/her Harvest Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of 4.0000 MFCorp Special Shares for each Harvest Unit that would be issuable if the Harvest Exchangeable Shares transferred were exchanged into Harvest Units in accordance with their terms immediately prior to the Effective Time;

(eee)	Harvest shall subscribe for one (1) Viking Unit in exchange for one (1) Harvest Unit;

(fff)	Viking shall redeem all of the issued and outstanding Viking Units (other than the one (1) Viking Unit held by Harvest) in exchange for all of the Harvest Special Units and Harvest Units held by Viking and, upon such redemption, the Harvest Special Units shall be distributed by Viking to MFCorp on the basis of 1.0000 Harvest Special Unit for each 1.0000 Viking Unit held and the Harvest Units shall be distributed to the remaining Viking Unitholders on the basis of 1.0000 Harvest Unit for each 4.0000 Viking Units held;
Harvest Purchase of MFCorp Assets
(ggg)	MFCorp shall sell, transfer, convey, assign and deliver to Harvest and Harvest shall purchase and accept from MFCorp, all of the MFCorp Assets and Harvest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Harvest Units equal in number to one fourth the number of MFCorp Special Shares and the number of MFCorp Shares outstanding;

(hhh)	Harvest shall subscribe for one (1) MFCorp Share for $10.00;

(iii)	MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for Harvest Units, which shall be distributed to the holders of MFCorp Special Shares on the basis of 1.0000 Harvest Unit for each 4.0000 MFCorp Special Shares;

Exchange of Exchangeable Shares
(jjj)	all of the Harvest Exchangeable Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the Harvest Exchangeable Shares so exchanged;
Exchange of VHI Common Shares
(kkk)	all of the VHI Common Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the VHI Common Shares so exchanged;
Exchange of Harvest ExchangeCo Shares with Operations
(lll)	all of the Harvest Exchangeable Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the Harvest ExchangeCo Shares so exchanged;
Exchange of Harvest ExchangeCo Shares with VHI
(mmm)	all of the Harvest ExchangeCo Shares held by Operations shall be exchanged with VHI for that number of common shares of VHI having a value equal to the fair market value of the Harvest ExchangeCo Shares so exchanged;
Exchange of Krang and Bjorn Shares
(nnn)	all of the Krang Shares and Bjorn Shares held by VHI shall be exchanged with Harvest ExchangeCo for that number of Harvest ExchangeCo Shares having a value equal to the fair market value of the Krang Shares and Bjorn Shares so exchanged;
Amalgamation of Krang, Bjorn and Harvest ExchangeCo
(ooo)	Krang, Bjorn and Harvest ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:
(i)	the stated capital of the common shares of Krang, Bjorn and Harvest ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of Amalgamation shall be the same as the articles of Harvest ExchangeCo and the name of AmalgamationCo shall be “Harvest ExchangeCo Ltd.”;

(iii)	the shares of Krang and Bjorn shall be cancelled without any repayment of capital;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)	AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)	the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)	the by-laws of AmalgamationCo shall be the by-laws of Harvest ExchangeCo;

(xi)	the first directors of AmalgamationCo shall be John E. Zahary and Robert Fotheringham;

(xii)	the first officers of AmalgamationCo shall be the officers of Operations; and

(xiii)	the registered office of AmalgamationCo shall be the registered office of Harvest ExchangeCo; and
Election of HOC Directors
(ppp)	the number of directors of HOC shall be increased to 9 members and each of Dale Blue, David Boone and William Friley shall be elected as directors of HOC to hold office until the next annual meeting of shareholders of HOC.
Following the completion of the Arrangement, VHI will grant the Viking NPI to Harvest.
Election of Additional Directors of HOC
As indicated above, one of the Arrangement steps is to fix the number of directors of HOC at 9 members and to elect the nominees set forth below:
Dale Blue
David Boone
William A. Friley, Jr.
The names and municipalities of residence of each of the persons nominated for election as a director of HOC and their respective principal occupations are described under “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Directors and Officers of Harvest Upon Completion of the Arrangement”. To the knowledge of Harvest and Viking, none of the persons so nominated for election owns, directly or indirectly, or exercises control over direction over, any Harvest Units or Harvest Exchangeable Shares as of the date of this Information Circular, other than David Boone who owns 163 Harvest Units and 1,012 Harvest Exchangeable Shares.

Post Arrangement Structure
The following diagram illustrates the organizational structure of Harvest following the completion of the Arrangement.
Notes:
(1)	All operations and management of Harvest and HOC, Redearth Partnership, BRP, HRP, HBT1, HBT2 and VHI will be conducted through HOC. Harvest will hold all of the voting securities of HOC, HBT1 and HBT2.

(2)	Harvest will receive regular monthly payments in accordance with the Harvest NPI Agreements as well as distributions and interest payments from HOC, VHI, HBT1, HBT2 and the Viking Acquired NPIs.

(3)	HBT1 and HBT2 have also issued priority trust units to HOC.

(4)	Following completion of the Arrangement, VHI will grant the Viking NPI to Harvest. The other Viking Acquired NPIs will be acquired by Harvest under the Arrangement.
Upon the completion of the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 324,896 Harvest Units are issued pursuant to 35,256 outstanding Harvest Awards and 693,425 outstanding Viking Awards; (iii) an aggregate of 875,000 Harvest Units are issued pursuant to 1,558,000 outstanding Harvest Rights and 940,700 outstanding Viking Rights (assuming Harvest Rights are settled on a net benefit basis); (iv) the same number of Harvest Units and Viking Units are outstanding as were outstanding on December 15, 2005 adjusted for DRIP participation on the declared December distribution; and (v) all of the Harvest Exchangeable Shareholders elect to receive Harvest Units pursuant to the Arrangement, approximately 53,833,000 Harvest Units will be held by Harvest Securityholders and 45,961,000 Harvest Units will be held by former Viking Unitholders.
Arrangement Agreement
The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Harvest and Viking and various conditions precedent, both mutual and with respect to each corporation.
The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix D to this Information Circular and reference is made thereto for the full text thereof.

Mutual Covenants Regarding Non-Solicitation
Under the Arrangement Agreement, each of Harvest and Viking has agreed to certain non-solicitation covenants as follows:
(a)	Each Party agreed to immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured;

(b)	Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:
(i)	solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)	waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;
          provided, however, that notwithstanding any other provision in the Arrangement Agreement, each Party and its officers, directors and advisers may:
(v)	enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:
(A)	the third party has first made a Superior Proposal; and

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s questions with respect thereto; or
(vi)	comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its Securityholders; and
(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Harvest Board or the Viking Board, as the case may be, shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by paragraph (c) below and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in the discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in paragraph (c) below and terminates the Arrangement Agreement and concurrently therewith pays the Harvest Termination Fee or the Viking Termination Fee, as applicable to the other Party.
(c)	Each Party in receipt of a Superior Proposal (a “Receiving Party”) has agreed to give the other Party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by Harvest Board or the Viking Board, as the case may be, to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Harvest Board or the Viking Board, as the case may be, has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the Party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Arrangement Agreement and the Arrangement to provide that the holders of the Harvest Securities or Viking Units, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the Harvest Board or the Viking Board, as the case may be, prior to the expiry of such 72 hour period, the Harvest Board or the Viking Board, as the case may be, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.
Termination Fees
Harvest Termination Fee
Pursuant to the Arrangement Agreement, Viking and VHI have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:
(a)	the Viking Board has withdrawn or changed its determination that the Arrangement is fair to Viking Unitholders and is in the best interest of Viking and Viking Unitholders or its unanimous recommendation that the Viking Unitholders vote in favour of the Arrangement Resolution in a manner adverse to Harvest or shall have resolved to do so prior to the Effective Date;

(b)	a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Viking Unitholders or to Viking and the Viking Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)	Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)	Viking is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Viking Material Adverse Change or materially impedes the completion of the Arrangement, and Viking fails to cure such breach within five Business Days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

(e)	Viking is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Viking Material Adverse Change or materially impedes the completion of the Arrangement, and Viking fails to cure such breach within five Business Days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),
(each of the above being an “Harvest Damages Event”), then in the event of the termination of the Arrangement Agreement, Viking shall pay to Harvest $65 million (the “Harvest Termination Fee”) as liquidated damages in immediately available funds to an account designated by Harvest within one Business Day after the first to occur of the events described above; provided, however, that if the sole reason that the Harvest Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in paragraph (e) above, the Harvest Termination Fee shall be reduced to $10 million. Following a Harvest Damages Event but prior to payment of the applicable Harvest Termination Fee, Viking shall be deemed to hold such applicable Harvest Termination Fee in trust for Harvest. Viking shall only be obligated to pay one Harvest Termination Fee pursuant to the Arrangement Agreement.
          Viking Termination Fee
Pursuant to the Arrangement Agreement, Harvest and HOC have agreed that if at any time after the execution of the Arrangement Agreement and prior to its termination:
(a)	the Harvest Board has withdrawn or changed its determination that the Arrangement is fair to Harvest Securityholders and is in the best interests of Harvest and Harvest Securityholders or its unanimous recommendation that the Harvest Securityholders vote in favour of the Arrangement Resolution in a manner adverse to Viking or shall have resolved to do so prior to the Effective Date;

(b)	a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Harvest Unitholders or to Harvest and the Harvest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)	Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)	Harvest is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Harvest Material Adverse Change or materially impedes the completion of the Arrangement, and Harvest fails to cure such breach within five Business Days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

(e)	Harvest is in breach of any of its representations or warranties made in the Arrangement Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Harvest Material Adverse Change or materially impedes the completion of the Arrangement, and Harvest fails to cure such breach within five Business Days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),
(each of the above being a “Viking Damages Event”), then in the event of the termination of the Arrangement Agreement, Harvest shall pay to Viking $65 million (the “Viking Termination Fee”) as liquidated damages in immediately available funds to an account designated by Viking within one Business Day after the first to occur of the events described above; provided, however, that if the sole reason that the Viking Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in paragraph (e) above, the Viking Termination Fee shall be reduced to $10 million. Following a Viking Damages Event but prior to payment of the applicable Viking Termination Fee, Harvest shall be deemed to hold such applicable Viking Termination Fee in trust for Viking. Harvest shall only be obligated to pay one Viking Termination Fee pursuant to the Arrangement Agreement.
Termination
Harvest, HOC, Viking and VHI have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:
(a)	by mutual written consent of Harvest and Viking;

(b)	as a result of a failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c)	by Harvest upon the occurrence of a Harvest Damages Event, provided that in the event that the Viking Board has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Harvest unless the Viking Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)	by Viking upon the occurrence of a Viking Damages Event, provided that in the event that the Harvest Board has withdrawn or changed any of its recommendations or determinations with respect to the Arrangement or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Viking unless Harvest Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)	by Harvest, in the event that Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with the Arrangement Agreement, provided that Harvest has complied with its obligations set forth in the Arrangement Agreement with respect to Superior Proposals and concurrently pays to Viking the applicable Viking Termination Fee; and

(f)	by Viking, in the event that Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal, provided that Viking has complied with its obligations set forth in the Arrangement Agreement with respect to Superior Proposals and concurrently pays to Harvest the applicable Harvest Termination Fee.
Conditions Precedent to the Arrangement
The respective obligations of Viking, VHI, Harvest and HOC to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a)	on or prior to February 15, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Harvest and Viking, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Harvest and Viking, acting reasonably, on appeal or otherwise;

(b)	the Viking Arrangement Resolution shall have been passed by the holders of Viking Units, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(c)	the Harvest Arrangement Resolution shall have been passed by the holders of Harvest Securities, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(d)	holders of not greater than 5% of the outstanding Viking Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)	holders of not greater than 5% of the outstanding Harvest Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)	on or prior to March 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Harvest and Viking, acting reasonably;

(g)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(h)	the Arrangement shall have become effective on or prior to March 31, 2006;

(i)	HOC shall enter into written agreements effective as of the Effective Date satisfactory to each of Harvest and Viking, acting reasonably, pursuant to which Harvest shall agree that, for a period of six years after the Effective Date, HOC shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of Harvest and Viking (provided that HOC may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of HOC and VHI with respect to claims arising from facts or events which occurred before the Effective Date;

(j)	the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau (“Commissioner”) appointed under the Competition Act; or (ii) a “no action letter” satisfactory to each of Harvest and Viking, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Harvest and Viking, acting reasonably; and in addition, in the event that the ARC or “no action” letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(k)	in addition to the approval required by paragraph (j), all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Harvest and Viking, each acting reasonably, including, without limitation, conditional approval for the additional listing of the Harvest Units to be issued pursuant to the Arrangement on the TSX and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(l)	if required, the Arrangement, and the consummation thereof, shall have been approved by Viking’s lenders on a basis acceptable to Harvest and Viking, each acting reasonably;

(m)	Harvest and Viking shall have executed such instruments, and the Viking Debenture Trustee shall have received such opinions, as contemplated and required by the Viking Debenture Indenture in order to provide for the assumption, as of the Effective Date, by Harvest of all of the obligations of Viking under the Viking Debenture Indenture in respect of the Viking Debentures, such that, as of the Effective Date, the Viking Debentures become valid and binding obligations of Harvest entitling the holder thereof, as against Harvest, to all of the rights of holders of Viking Debentures under the Viking Debenture Indenture;

(n)	there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:
(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and
(o)	Harvest and HOC shall have received resignations and releases, in form satisfactory to Harvest and Viking, each acting reasonably, from the directors of Viking and from those officers of HOC who will not continue to be members of senior management of HOC following the Effective Date, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements.
The foregoing conditions are for the mutual benefit of Viking and Harvest and may be asserted by Viking and Harvest regardless of the circumstances and may be waived by Viking and Harvest (with respect to such party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Viking or Harvest may have.
In addition to the mutual conditions precedent, the obligations of Harvest to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:
(a)	each of the acts and undertakings of Viking to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Viking;

(b)	Viking shall have furnished Harvest with:
(i)	certified copies of the resolutions duly passed by the Viking Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii)	certified copies of the resolutions of Viking Unitholders, duly passed at the Viking Meeting, approving the Viking Arrangement Resolution;
(c)	except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Viking and VHI contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of Viking and VHI shall have complied in all material respects with its covenants in the Arrangement Agreement and Harvest shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of VHI acting solely on behalf of VHI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Harvest will have no knowledge to the contrary;

(d)	any director, officer, insider or other non-arm’s length party that is indebted to Viking shall have repaid such indebtedness on or prior to completion of the Arrangement;

(e)	there shall not have occurred any change after November 28, 2005, or prior to November 28, 2005 which has not been publicly disclosed or disclosed to Harvest in writing prior to November 28, 2005 (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Viking and which, in the judgment of Harvest, acting reasonably, is materially adverse to Viking other than: (i) a change directly resulting from an action taken by Viking to which Harvest has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry generally including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) a change resulting from general economic, financial, currency exchange, securities or commodity market conditions; and

(f)	all Viking Rights shall have been exercised or terminated.
In addition to the mutual conditions precedent, the obligations of Viking to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:
(a)	each of the acts and undertakings of Harvest to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Harvest;

(b)	Harvest shall have furnished Viking with:
(i)	certified copies of the resolutions duly passed by the Harvest Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated hereby; and

(ii)	certified copies of the resolutions of Harvest Securityholders, duly passed at the Harvest Meeting, approving the Harvest Arrangement Resolution;
(c)	except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Harvest and HOC contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of Harvest and HOC shall have complied in all material respects with its covenants in the Arrangement Agreement and Viking shall have received a certificate to that effect dated the Effective Date from the President and Chief Financial Officer of HOC acting solely on behalf of HOC and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Viking will have no knowledge to the contrary;

(d)	any director, officer, insider or non-arm’s length party that is indebted to Harvest shall have repaid such indebtedness on or prior to completion of the Arrangement; and

(e)	there shall not have occurred any change after November 28, 2005, or prior to November 28, 2005 which has not been publicly disclosed or disclosed to Viking in writing prior to November 28, 2005 (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Harvest and which, in the judgment of Viking, acting reasonably, is materially adverse to Harvest other than: (i) a change directly resulting from an action taken by Harvest to which Viking has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry generally including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) a change resulting from general, economic, financial, currency exchange, securities or commodities market conditions.

Upon the foregoing conditions being fulfilled or waived, Harvest, HOC, Viking and VHI intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.
Notwithstanding the foregoing, the Arrangement Resolutions proposed for consideration by the Securityholders authorize the respective Boards of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The Arrangement Resolutions are attached as Appendix A and Appendix B to this Information Circular.
Procedure for the Arrangement Becoming Effective
The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:
(a)	the Arrangement must be approved by the Harvest Securityholders voting at the Harvest Meeting;

(b)	the Arrangement must be approved by the Viking Unitholders voting at the Viking Meeting;

(c)	the Arrangement must be approved by the Court pursuant to the Final Order;

(d)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(e)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.
Securityholder Approvals
          Harvest Securityholders
Pursuant to the Interim Order, the number of votes required to pass the Harvest Arrangement Resolution is not less than two thirds of the votes cast by Harvest Securityholders, either in person or by proxy, voting together as a single class, at the Harvest Meeting. See “General Proxy Matters – Procedure and Votes Required”.
          Viking Unitholders
Pursuant to the Interim Order, the number of votes required to pass the Viking Arrangement Resolution is not less than two thirds of the votes cast by Viking Unitholders, either in person or by proxy, at the Viking Meeting. See “General Proxy Matters – Procedure and Votes Required”.
Court Approvals
          Interim Order
On December 23, 2005, the Court granted the Interim Order facilitating the calling of the Meetings and prescribing the conduct of the Meetings and other matters. The Interim Order is attached as Appendix C to this Information Circular.
          Final Order
The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Securityholders at the Meetings in the manner required by the Interim Order, Harvest and Viking will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for February 2, 2006 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Harvest and Viking a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on January 27, 2006. Service of such notice shall be effected by service upon the solicitors for Harvest: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: Daniel J. McDonald, Q.C, and the solicitors for Viking: Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 Attention: Steven H. Leitl. See “Notice of Joint Petition”.
The Harvest Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.
Harvest and Viking have been advised by their counsel, Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP, respectively, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Harvest and Viking may determine not to proceed with the Arrangement.
Harvest Fairness Opinion
The Harvest Board retained National Bank Financial Inc. to address the fairness, from a financial point of view, of the consideration payable by Harvest pursuant to the Arrangement. In connection with this mandate, National Bank Financial Inc. has prepared the Harvest Fairness Opinion. The Harvest Fairness Opinion states that on the basis of the particular assumptions and considerations summarized therein, in the opinion of National Bank Financial Inc. as of December 21, 2005, the consideration payable by Harvest pursuant to the Arrangement is fair, from a financial point of view, to Harvest Securityholders. The Harvest Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix E, “Harvest Fairness Opinion”.
The Harvest Board of Directors concurs with the views of National Bank Financial Inc. and such views were an important consideration in the Harvest Board’s decision to proceed with the Arrangement.
Viking Fairness Opinion
The Viking Board retained CIBC World Markets Inc. to address the fairness, from a financial point of view, of the consideration to be received by the holders of Viking Units under the Arrangement. In connection with this mandate, CIBC World Markets Inc. has prepared the Viking Fairness Opinion. The Viking Fairness Opinion states that, on the basis of the particular assumptions and considerations summarized therein, in the opinion of CIBC World Markets Inc. as of December 21, 2005, the consideration to be received by the holders of Viking Units pursuant to the Arrangement is fair, from a financial point of view, to the holders of Viking Units. The Viking Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix F, “Viking Fairness Opinion”.
The Viking Board of Directors concurs with the views of CIBC World Markets Inc. and such views were an important consideration in the Viking Board’s decision to proceed with the Arrangement.
Timing
If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Harvest and Viking will apply for the Final Order approving the Arrangement. If the Final

Order is obtained on February 2, 2006 in form and substance satisfactory to Harvest and Viking, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Harvest and Viking expect the Effective Date will be on or about February 3, 2006. It is not possible, however, to state with certainty when the Effective Date will occur.
The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.
Harvest’s and Viking’s objective is to have the Effective Date occur on February 3, 2006. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on February 2, 2006.
Procedure for Exchange of Harvest Exchangeable Shares and Viking Units
In order to receive their Harvest Units on the completion of the Arrangement, registered holders of Harvest Exchangeable Shares and registered holders of Viking Units must deposit with the Depositary (at one of the addresses specified on the last page of the applicable Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Harvest Exchangeable Shares or Viking Units, as the case may be.
Securityholders whose Harvest Exchangeable Shares or Viking Units, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Harvest Exchangeable Shares or Viking Units, as applicable.
The use of the mail to transmit certificates representing Harvest Exchangeable Shares or Viking Units, as applicable, and the Letter of Transmittal is at each Holder’s risk. Harvest and Viking recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.
All signatures on: (i) the Letter of Transmittal; and (ii) certificates representing Harvest Exchangeable Shares and Viking Units, as applicable, must be guaranteed by an Eligible Institution, unless otherwise provided.
Securityholders will not receive Harvest Units or distributions on the Harvest Units after the Effective Date until they submit the certificates for their Harvest Exchangeable Shares or Viking Units, as the case may be, to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Harvest Exchangeable Shares or Viking Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Harvest Units (and any distributions thereon).
Registered Harvest Exchangeable Shareholders may elect to receive Harvest Units under the Arrangement by completing the Exchangeable Share Election provided for in the Letter of Transmittal and submitting the Letter of Transmittal, along with the Harvest Exchangeable Shares to the Depositary by no later than 4:30 p.m. (Calgary time) on the last Business Day prior to the Harvest Meeting. Only registered Harvest Exchangeable Shareholders may make such an election. Persons who are beneficial owners of Harvest Exchangeable Shareholders registered in the name of a broker, custodian, nominee or other intermediary and who wish to make this election must make arrangements for such securities beneficially owned to be registered in such holder’s name and then submit the Letter of Transmittal, along with the Harvest Exchangeable Shares to the Depositary by no later than 4:30 p.m. (Calgary time) on February 1, 2006 or the last Business Day prior to the Harvest Meeting or any adjournment thereof.
Redemption of Harvest Exchangeable Shares following the Effective Date
The Arrangement Agreement provides that any Harvest Exchangeable Shares outstanding following the Effective Date shall be redeemed as soon as reasonably practicable following the Effective Date. Harvest or one of its

Subsidiaries (other than HOC) intends to exercise the overriding redemption call right held by Harvest with respect to such redemption.
Treatment of Fractional Harvest Units
No certificates representing fractional Harvest Units shall be issued under the Arrangement. In lieu of any fractional Harvest Units, each registered Harvest Exchangeable Shareholder and Viking Unitholder otherwise entitled to a fractional interest in a Harvest Unit certificate shall receive the nearest whole number of Harvest Units as the case may be (with fractions equal to exactly 0.5 being rounded up).
Exchange of Viking Debentures
As the Viking Debentures trade in the “book entry” system and no individual certificates are issued, no new certificates for Viking Debentures will be issued following the completion of the Arrangement and beneficial holders of Viking Debentures do not need to take any action.
Canadian Federal Income Tax Considerations
In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Harvest, and Macleod Dixon LLP, counsel to Viking (collectively, “Counsel”), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Securityholder who is entitled to receive Harvest Units pursuant to the Arrangement, and who, for purposes of the Tax Act, holds, or will hold, Viking Units, Harvest Exchangeable Shares and Harvest Units (as applicable) as capital property and deals at arm’s length with each of Harvest and Viking. Generally, the Viking Units, Harvest Exchangeable Shares and Harvest Units will be considered to be capital property to a Securityholder provided such Securityholder does not hold such property in the course of carrying on a business and has not acquired such property in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Securityholders who are resident in Canada and who might not otherwise be considered to hold any such property as capital property may, in certain circumstances, be entitled to have the Viking Units, and Harvest Units treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Securityholder that is a “financial institution”, as defined in the Tax Act, for purposes of the mark to market rules or an interest in which would be a “tax shelter investment” as defined in the Tax Act. Any such Securityholder should consult its own tax advisor with respect to the Arrangement.
This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), Counsel’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the “CRA”) and representations of Harvest and Viking as to certain factual matters.
This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be legal or tax advice to any particular Securityholder. Consequently, Securityholders should consult their own tax advisors having regard to their own particular circumstances.
The Harvest Pre-Merger Reorganization Transactions
The transactions undertaken by Harvest prior to the merger of Harvest and Viking (the “Harvest Pre-Merger Reorganization Transactions”) will create the following events for the Harvest Unitholders. Harvest will distribute HST Preferred Units to Harvest Unitholders other than Designated Beneficiaries on the basis of one HST Preferred Unit for each one Harvest Unit held (the “Harvest Reorganization Distribution”). Generally, a

Designated Beneficiary would include a Harvest Unitholder that is a non-resident of Canada or who is exempt from tax in Canada (such as registered retirement savings plans and registered pension plans) where certain conditions are met. Subsequently, Harvest and HST will effectively merge into one trust (the “Harvest Reorganization Merger”), whereby the Harvest Unitholder’s HST Special Preferred Units will be disposed of by Harvest Unitholders in exchange for additional Harvest Units. The Harvest Units held by Harvest Unitholders who receive the Harvest Reorganization Distribution will then be consolidated back to their original amount.
The Harvest Reorganization Distribution
A Harvest Unitholder who receives the Harvest Reorganization Distribution will be required to include in income for the taxation year, such proportionate share of the Harvest Reorganization Distribution which represents a distribution of Harvest’s income to the Harvest Unitholder. The remaining proportionate share of the Harvest Reorganization Distribution so distributed will generally not be included in the Harvest Unitholder’s income, but will reduce the adjusted cost base of the Harvest Units held by the Harvest Unitholder. To the extent that the adjusted cost base of the Harvest Units would be negative for a Harvest Unitholder, such Harvest Unitholder will be deemed to have realized a capital gain equal to such negative amount. For discussion regarding the treatment of capital gains, please see the section below titled “Taxation of Capital Gains and Capital Losses”.
The cost of the HST Preferred Units distributed to a Harvest Unitholder will be equal to the fair market value of such HST Preferred Units at the time of the distribution.
The Harvest Reorganization Merger
The Harvest Reorganization Merger will be a “qualifying exchange” as defined in the Tax Act. Accordingly, the resulting disposition by Harvest Unitholders of the HST Preferred Units in exchange for Harvest Units will not result in a capital gain or capital loss to Harvest Unitholders. The taxation year of each of HST and Harvest will be deemed to end in the course of such merger and any income of HST or Harvest for such year will be paid or payable to their respective Unitholders in accordance with the terms of their respective trust indentures. Harvest has advised counsel that elections will be filed with the CRA with the result that no taxable income will arise in HST in respect of the Harvest Reorganization Merger. The aggregate initial cost of Harvest Units received by a Harvest Unitholder pursuant to the Harvest Reorganization Merger will be equal to the aggregate adjusted cost base to such holder of the HST Preferred Units which are cancelled on the Harvest Reorganization Merger. This cost will be averaged with the adjusted cost base of all other Harvest Units held by the Harvest Unitholder as capital property to determine the adjusted cost base of each Harvest Unit held.
The Viking Pre-Merger Reorganization Transactions
The transactions undertaken by Viking prior to the merger of Harvest and Viking (the “Viking Pre-Merger Reorganization Transactions”) will create the following events for the Viking Unitholders. Viking will distribute EHT Preferred Units to Viking Unitholders other than Designated Beneficiaries on the basis of one EHT Preferred Unit for each one Viking Unit held (the “Viking EHT Reorganization Distribution”). Generally, a Designated Beneficiary would include a Viking Unitholder that is a non-resident of Canada or who is exempt from tax in Canada (such as registered retirement savings plans and registered pension plans) where certain conditions are met. Subsequently, Viking and EHT will effectively merge into one trust (the “Viking EHT Reorganization Merger”), whereby the Viking Unitholder’s EHT Preferred Units will be disposed of by Viking Unitholders in exchange for additional Viking Units. The Viking Units held by Viking Unitholders who receive the Viking EHT Reorganization Distribution will then be consolidated back to their original number. Viking will then distribute VHT Preferred Units to Viking Unitholders other than Designated Beneficiaries on the basis of one VHT Preferred Unit for each one Viking Unit held (the “Viking VHT Reorganization Distribution”). Subsequently, Viking and VHT will effectively merge into one trust (the “Viking VHT Reorganization Merger”), whereby the Viking Unitholder’s VHT Preferred Units will be disposed of by Viking Unitholders in exchange for additional Viking Units. The Viking Units held by Viking Unitholders who receive the Viking VHT Reorganization Distribution will then be consolidated back to their original number.

Viking Reorganization Distributions
A Viking Unitholder who receives the Viking EHT Reorganization Distribution or Viking VHT Reorganization distribution will be required to include in income for the taxation year, such proportionate share of the Viking EHT Reorganization Distribution and the Viking VHT Reorganization Distribution which represents a distribution of Viking’s income to the Viking Unitholder. The remaining proportionate share of the Viking EHT Reorganization Distribution and the Viking VHT Reorganization Distribution so distributed will generally not be included in the Viking Unitholder’s income, but will reduce the adjusted cost base of the Viking Units held by the Viking Unitholder. To the extent that the adjusted cost base of the Viking Units would be negative for a Viking Unitholder, such Viking Unitholder will be deemed to have realized a capital gain equal to such negative amount. For discussion regarding the treatment of capital gains, please see the section below titled “Taxation of Capital Gains and Capital Losses”.
The cost of the EHT Preferred Units and VHT Preferred Units distributed to a Viking Unitholder will be equal to the fair market value of such EHT Preferred Units and VHT Preferred Units at the time of the distribution.
The Viking Reorganization Mergers
The Viking EHT Reorganization Merger and Viking VHT Reorganization Merger will each be a “qualifying exchange” as defined in the Tax Act. Accordingly, the resulting dispositions by Viking Unitholders of the EHT Preferred Units and VHT Preferred Units in exchange for Viking Units will not result in a capital gain or capital loss to Viking Unitholders. The taxation year of each of EHT, VHT and Viking, respectively, will be deemed to end in the course of such mergers and any income of EHT, VHT or Viking for such year will be paid or payable to their respective unitholders in accordance with the terms of their respective trust indentures. Viking has advised counsel that elections will be filed with the CRA with the result that no taxable income will arise in EHT in respect of the Viking EHT Reorganization Merger or VHT in respect of the Viking VHT Reorganization Merger. The aggregate initial cost of Viking Units received by a Viking Unitholder pursuant to the Viking EHT Reorganization Merger and Viking VHT Reorganization Merger will be equal to the aggregate adjusted cost base to such holder of the EHT Preferred Units and VHT Preferred Units which are cancelled on the respective merger transactions. This cost will be averaged with the adjusted cost base of all other Viking Units held by the Viking Unitholder as capital property to determine the adjusted cost base of each Viking Unit held.
The Merger Transactions/Distribution of Harvest Units
The transactions which result in the merger of Harvest and Viking (the “Merger Transactions”) will create the following events for the Viking Unitholders and Harvest Exchangeable Shareholders. On the Effective Date, Harvest will purchase the Viking Assets and assume the Viking Assumed Liabilities in exchange for a combination of Harvest Units and Harvest Special Units (the “Viking Asset Transfer”). Viking Unitholders will then dispose of 99% of their Viking Units to MFCorp, in exchange for MFCorp Special Shares, on the basis of 1.000 MFCorp Special Share for each Viking Unit (the “Viking MFCorp Exchange”), and Viking Unitholders will dispose of the remaining 1% of their Viking Units to Viking in exchange for some of the Harvest Units received by Viking on the Viking Asset Transfer on the basis of 1.000 Harvest Unit for each 4.000 Viking Units held. Each Viking Unitholder (other than Viking Unitholders who are Non-Residents) may execute a joint election with MFCorp under section 85 of the Tax Act with respect to the Viking MFCorp Exchange.
Harvest Exchangeable Shareholders who elect, shall transfer their Harvest Exchangeable shares to MFCorp in exchange for MFCorp Special Shares on the basis of 4.000 MFCorp Special Shares for each Harvest Unit that would be issuable to such Shareholder if their Harvest Exchangeable shares so transferred were exchanged into Harvest Units (the “Harvest MFCorp Exchange”).
Subsequently, MFCorp will merge with Harvest Trust (the “Harvest Merger”), whereby each Viking Unitholder’s and each Harvest Exchangeable Shareholder’s MFCorp Special Shares will be disposed of in exchange for Harvest Units on the basis of one Harvest Unit for every 4.000 MFCorp Special Shares held.

The MFCorp Exchanges
A Viking Unitholder who holds Viking Units as capital property and receives MFCorp Special Shares as part of the Viking MFCorp Exchange, may be able to defer all or a portion of any capital gain which would otherwise result from the exchange by making a joint election with MFCorp under section 85 of the Tax Act, as discussed below under “Section 85 Election”. A Viking Unitholder who does not file a joint election with MFCorp under section 85 of the Tax Act, generally will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the MFCorp Special Shares received is greater (or less) than the adjusted cost base of the Viking Units so exchanged plus any reasonable costs incurred by the Viking Unitholder in connection with the exchange. For discussion regarding the treatment of capital gains and losses, please see the section below titled “Taxation of Capital Gains and Losses”.
A Harvest Exchangeable Shareholder who receives MFCorp Special Shares as part of the Harvest MFCorp Exchange will automatically be deemed to have undergone a share for share exchange under subsection 85.1(1) of the Tax Act (a “Share for Share Exchange”), unless the shareholder makes an election under section 85 of the Tax Act, as discussed below under “Section 85 Election”. Provided that the Harvest Exchangeable Shareholder does not choose to recognize the gain or loss, the Share for Share Exchange will not result in any capital gain or capital loss to a Harvest Exchangeable Shareholder. In such case the Harvest Exchangeable Shareholder will be deemed to have disposed of the Harvest Exchangeable Shares for proceeds of disposition equal to the adjusted cost base of such shares, and will further be deemed to have acquired the MFCorp Special Shares at a cost equal to the adjusted cost base of the Harvest Exchangeable Shares so exchanged.
Section 85 Election
Viking Unitholders and Harvest Exchangeable Shareholders (other than those who are Non-Residents) will be given the option of electing to have the provisions of section 85 of the Tax Act apply to the exchange of Viking Units or Harvest Exchangeable Shares for MFCorp Special Shares. Viking Unitholders are strongly urged to make this election since it will enable them to defer the gain, if any, realized on such exchange. Harvest Exchangeable Shareholders may choose to make this election if they desire to have different results than what would otherwise occur as a result of a Share for Share Exchange. By completing a section 85 joint election, a Harvest Exchangeable shareholder may choose to elect a different amount than the amount that the Share for Share Exchange would produce in respect of the proceeds of disposition of their Harvest Exchangeable Shares and for the cost amount of the MFCorp Special Shares received in exchange, so long as the amount they elect meets the requirements discussed below.
If a Securityholder and MFCorp elect to have section 85 of the Tax Act apply, the effect of making such election is that the proceeds of disposition of the Viking Units or Harvest Exchangeable Shares are deemed to be the amount set forth in the election, subject to the limitations imposed by the Tax Act upon the amount that can be elected. The elected amount cannot exceed the fair market value at the time of the exchange of the securities disposed of on the exchange nor can it be less than the lesser of the fair market value of the Viking Units or Harvest Exchangeable Shares, as the case may be, and the adjusted cost base to the Securityholder of such Viking Units or Harvest Exchangeable Shares, as the case may be, at the time of the exchange. A capital gain will, therefore, be recognized to the extent that the proceeds (elected amount) deemed to have been received for the Viking Units or Harvest Exchangeable Shares, as the case may be, net of any reasonable costs of disposition, exceed the adjusted cost base to the Securityholder of such Securities (see “Taxation of Capital Gains and Losses”). The MFCorp Special Shares received will be deemed to have an adjusted cost base equal to the elected amount in respect of the Viking Units or Harvest Exchangeable Shares, as the case may be.
In order to make the election, a Securityholder must provide to MFCorp, two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Securityholder) no later than 90 days after the Effective Date, duly completed with the details of the number of Viking Units or Harvest Exchangeable Shares transferred and the applicable elected amount for purposes of the election. The election form will be signed by MFCorp and returned to the Securityholder for filing by the Securityholder with the CRA (and with any applicable provincial tax authorities). It is the sole responsibility of the Securityholder who wishes to take advantage of the tax deferral provided for by section 85 of the Tax Act to attend to the proper completion and filing of the forms required by the Tax Act in that regard.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled “Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation”, (or, if the Securityholder is a partnership, Form T2058 entitled “Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation”). Securityholders should consult their own tax advisors to determine whether any separate provincial election forms are required.
None of Harvest, Viking or MFCorp will be responsible for any interest penalty or taxes resulting from a Securityholder’s failure to file an election under section 85 on time and properly completed.
A Securityholder who is not resident in Canada, and is not deemed to be resident in Canada, will not be subject to taxation in Canada with respect to the disposition of Viking Units unless such Securities constitute “taxable Canadian property” at the time of the disposition and the non-resident holder is not afforded relief under an applicable tax convention between Canada and the non-resident holder’s jurisdiction of residence. Viking Units will not be taxable Canadian property to a non-resident Unitholder unless: (i) the Unitholder holds or uses, or is deemed to hold or use the Viking Units in the course of carrying on business in Canada; (ii) the Viking Units are “designated insurance property” of the Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Viking Units, the Unitholder or persons with whom the Unitholder did not deal at arm’s length or any combination thereof, held more than 25% of the issued Viking Units or, either alone or together with persons with whom the Unitholder did not deal at arm’s length, held options or rights to acquire more than 25% of the issued Viking Units; or (iv) Viking is not a mutual fund trust on the date of disposition.
The Viking Asset Transfer
The Viking Asset Transfer will be a “qualifying exchange” as defined in the Tax Act. Accordingly, the disposition by a Securityholder of the Viking Units in exchange for Harvest Units, as a consequence of the Viking Asset Transfer, will not result in a capital gain or capital loss to such Securityholder. The taxation year of each of Viking and Harvest will be deemed to end in the course of such merger and any income of Viking or Harvest for such year will be paid or payable to their respective Securityholders in accordance with the terms of their constating documents. Viking and Harvest have advised counsel that they will file an election with the CRA in respect of the Viking Asset Transfer with the result that no taxable income will arise in Viking as a result of such transfer. The aggregate initial cost of Harvest Units received by each Securityholder pursuant to such transfer will be equal to the aggregate adjusted cost base to such holder of the Viking Units which are cancelled on the Viking Asset Transfer. This cost will be averaged with the adjusted cost base of all other Harvest Units held by each Securityholder to determine the adjusted cost base of each Harvest Unit held.
The Harvest Merger
The Harvest Merger will be a “qualifying exchange” as defined in the Tax Act. Accordingly, the disposition by a Securityholder of the MFCorp Special Shares in exchange for Harvest Units, as a consequence of the Harvest Merger, will not result in a capital gain or capital loss to such Securityholder. The taxation year of each of MFCorp and Harvest will be deemed to end in the course of such merger and any income of MFCorp or Harvest for such year will be paid or payable to their respective Securityholders in accordance with the terms of their constating documents. MFCorp and Harvest have advised counsel that they will file an election with the CRA in respect of the Harvest Merger with the result that no taxable income will arise in MFCorp as a result of such merger. The aggregate initial cost of Harvest Units received by each Securityholder pursuant to the Harvest Merger will be equal to the aggregate adjusted cost base to such holder of the MFCorp Special Shares which are cancelled on such merger. This cost will be averaged with the cost of all other Harvest Units held by each Securityholder to determine the adjusted cost base of each Harvest Unit held.
Dissenting Securityholders
Securityholders who validly exercise their rights of dissent and who are entitled to receive payment from Harvest and/or Viking equal to the fair market value of their Units or Exchangeable Shares, as the case may be, (“Dissenting Securityholders”) will realize a capital gain (or a capital loss) equal to the amount by which the cash received as payment for their Units or Exchangeable Shares, as the case may be, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Securities to the Dissenting Securityholder. For discussion with respect to the tax treatment of capital gains, please refer to the section below titled “Taxation of Capital Gains and Capital Losses”.
Any interest awarded by a court to a Dissenting Securityholder who is resident, or is deemed to be resident, in Canada will be included in the Dissenting Securityholder’s income for income tax purposes. In the case of a Dissenting Securityholder who is not resident, and is not deemed to be resident, in Canada, such interest would be subject to withholding tax at the rate of 25%, subject to the reduction of such rate under an applicable income tax convention.
Status of Harvest Trust
Counsel has been advised that Harvest and Viking will each qualify as a “mutual fund trust” as defined by the Tax Act at all relevant times and that each of HST, EHT and VHT will so qualify at all relevant times upon the respective distribution of the units thereof pursuant to the Arrangement. Further, counsel has been advised by management that it intends to file the appropriate election, within the appropriate time frame, such that MFCorp will qualify as a “mutual fund corporation” at all relevant times. The trust remaining after the Merger Transactions will be Harvest and this summary assumes that Harvest will continue to qualify as a mutual fund trust thereafter for the duration of its existence. The qualification of Harvest as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for Harvest to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of persons who are not residents of Canada for the purposes of the Tax Act unless it satisfies certain asset tests at all relevant times. Secondly, Harvest must have at least 150 Harvest Unitholders each of whom owns not less than one “block” of Harvest Units and each of whom owns Harvest Units having an aggregate fair market value of not less than $500. In this case, a “block” of Harvest Units generally means 100 Harvest Units if the fair market value of one Harvest Unit is less than $25. Thirdly, Harvest is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to Harvest.
Should Harvest not qualify as a mutual fund trust, the income tax considerations applicable to Harvest and to holders of Securities would in some respects be materially different than those described in this summary.
Taxation of Harvest
Harvest is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Harvest Unitholders (whether paid in cash or Harvest Units) and which is deducted by Harvest in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Harvest Unitholder in a taxation year only if it is paid in the year by Harvest or the Harvest Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Harvest is the calendar year.
Harvest is required to include in its income for each taxation year all amounts in respect of the net profits interests held by it. Harvest will also be required to include in its income all interest, including interest on indebtedness of the Harvest Operating Subsidiaries and VHI that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year, and distributions from HST and HBT2. Provided that appropriate designations are made by Harvest, all dividends which would otherwise be included in its income as dividends received on shares owned by Harvest will be deemed to have been received by Harvest Unitholders and not to have been received by Harvest.
Harvest will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. Harvest generally will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Securities. The amount of such issue costs deductible by Harvest in a taxation year is 20% of such costs, pro-rated for short taxation years, to the extent such amount was not deductible by Harvest in computing income for a preceding taxation year. Harvest generally will be able to deduct interest paid or payable on the Harvest Debentures. Interest on the Redemption Notes may not be deductible by Harvest. Harvest may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense (“COGPE”) account at the end of that year, prorated for short taxation years. Provided that the various net profits interests held by Harvest constitute “Canadian resource properties”, where, as a result of a sale of a property by a Harvest Operating Subsidiary or VHI and the extinguishment of a net profits interest with respect thereto, proceeds of disposition become receivable by Harvest in a taxation year, the amount of such proceeds (“Royalty Disposition Proceeds”) will be required to be deducted from the balance of Harvest’s cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by Harvest to acquire additional oil and gas royalty interests in respect of one or more “Canadian resource properties”, as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of Harvest is negative at the end of such taxation year, the negative balance will be included in the income of Harvest for such year. Amendments to the Tax Act clarify that a net profits interest will only constitute a “Canadian resource property” if, generally speaking, 90% or more of the revenue therefrom is derived from production.
Subject to the comments below, Harvest may generally deduct in computing its income for a year a “resource allowance” computed by reference to its “adjusted resource profits” calculated in accordance with the Regulations and a portion of Crown charges paid or reimbursed by it in respect of a net profits interest. Generally, Harvest’s adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Harvest Unitholders. Recent amendments to the Tax Act will phase out the resource allowance and phase in the deductibility of Crown charges commencing in 2003. After 2006, the resource allowance will be eliminated and Crown charges will be fully deductible.
Under the Harvest Trust Indenture, an amount equal to all of the royalty, interest and dividend income of Harvest for each year, together with the taxable and non-taxable portions of any capital gains realized by Harvest in the year (net of Harvest’s expenses, including interest on the Harvest Debentures, and amounts, if any, required to be retained to pay any tax liability of Harvest) will be payable to the Harvest Unitholders. Royalty Disposition Proceeds will also be payable to the Harvest Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of Harvest as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Harvest Unitholders shall be paid by way of cash distributions.
Under the Harvest Trust Indenture, income received by Harvest may be used to finance cash redemptions of Harvest Units. Further, it is possible that income received by Harvest will be used to repay the principal amount of any outstanding indebtedness (including the Harvest Debentures and the Redemption Notes). Accordingly, such income so utilized will not be payable to holders of the Harvest Units by way of cash distributions. In such circumstances, such income may be payable to holders of Harvest Units in the form of additional Harvest Units in lieu of Harvest paying tax thereon.
For purposes of the Tax Act, Counsel is advised that Harvest intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that Harvest will not be liable for any material amount of income tax under the Tax Act.
Taxation of Harvest Unitholders Resident in Canada
A Harvest Unitholder will generally be required to include in computing income for a particular taxation year of the Harvest Unitholder the portion of the net income of Harvest for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Harvest Unitholder in that particular taxation year, irrespective of whether such amount is payable in cash or by the issuance of additional Units. Income of a Harvest Unitholder from the Harvest Units will be considered to be income from property. Any loss of Harvest for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Harvest Unitholder.
Provided that appropriate designations are made by Harvest, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Harvest Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Harvest Unitholder for purposes of the Tax Act. Please see the section below titled “Taxation of Capital Gains and Losses”.
The non-taxable portion of net realized capital gains of Harvest that is paid or payable to a Harvest Unitholder in a year will not be included in computing the Harvest Unitholder’s income for the year. Any other amount in excess of the net income of Harvest that is paid or payable by Harvest to a Harvest Unitholder in a year will not generally be included in the Harvest Unitholder’s income for the year. However, where such an amount becomes payable to a Harvest Unitholder, other than as proceeds of disposition of Harvest Units or fractions thereof, the adjusted cost base of the Harvest Units held by such Harvest Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Harvest Unitholder of a Harvest Unit is less than zero at any time in a taxation year, such negative amount will be deemed to be a capital gain of the Harvest Unitholder from the disposition of the Unit in that year. The amount of such capital gains will be added to the adjusted cost base of such Unit.
Upon the disposition or deemed disposition by a Harvest Unitholder of a Harvest Unit, whether on redemption or otherwise, the Harvest Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Harvest Unitholder’s income as described above) are greater (or less) than the aggregate of the Harvest Unitholder’s adjusted cost base of the Unit and any reasonable costs of disposition. Where Harvest Units are redeemed and Redemption Notes are issued to the Harvest Unitholder, the proceeds of disposition will include the fair market value of the Redemption Notes. Where Harvest Units are redeemed and Harvest Notes are distributed to the Harvest Unitholder in payment thereof, the proceeds of disposition to the Harvest Unitholder of the Harvest Units will generally be equal to the fair market value of the Harvest Notes so distributed.
The adjusted cost base of any Harvest Note or Redemption Note distributed or issued to a Harvest Unitholder by Harvest upon a redemption of Harvest Units will be equal to the fair market value of the Harvest Note or Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such a Harvest Unitholder will be required to include in income interest on the Harvest Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Harvest Note by a Harvest Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Harvest Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Harvest Note, an offsetting deduction may be available.
Taxation of Capital Gains and Capital Losses
One half of any capital gain realized by a Securityholder who is resident for purposes of the Tax Act, on a disposition or deemed disposition of Securities, and the amount of any net taxable capital gains designated by Harvest in respect of a Unitholder, will be included in the Securityholder’s income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. One half of any capital loss (an “allowable capital loss”) realized by a Securityholder upon a disposition of Securities may be deducted against any taxable capital gains realized by the Securityholder in the year of disposition. To the extent that the Securityholder’s allowable capital losses exceed the Securityholder’s taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.
Taxable capital gains realized by a Securityholder that is an individual may give rise to minimum tax depending on such Securityholder’s circumstances. A Securityholder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains, but excluding certain income distributed from Harvest Trust which is deemed to be income from property. Securityholders to whom these rules might apply should consult their own tax advisors.
Taxation of Tax Exempt Unitholders
Subject to the specific provisions of any particular plan, the Harvest Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (“Exempt Plans”). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from Harvest or any capital gain realized on the disposition of any Harvest Units.
Exempt Plans should contact their own tax advisors with regard to the acquisition of notes or Redemption Notes on the redemption of Harvest Units to determine whether such indebtedness constitutes a qualified investment for such Exempt Plans having regard to their own circumstances. Certain negative tax consequences may arise where an Exempt Plan acquires or holds a non-qualified investment.
Taxation of Holders of Exchangeable Shares Outstanding After the Arrangement
The Arrangement Agreement provides that any Harvest Exchangeable Shares outstanding following the Effective Date shall be redeemed as soon as reasonably practicable following the Effective Date. Harvest or one of its Subsidiaries (other than HOC) intends to exercise the overriding redemption call right held by Harvest with respect to such redemption.
On the exchange of Exchangeable Shares and related exchange rights by a holder thereof with Harvest (or a Harvest subsidiary other than HOC) for Harvest Units, the holder will generally realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Harvest Units received by the holder on the exchange plus the amount, if any, of declared and unpaid dividends on the Exchangeable Shares paid to the holder at the time exceeds (or is less than) the aggregate of the adjusted cost base to the holder of the Exchangeable Shares and related exchange rights and any reasonable costs of disposition. See “The Arrangement — Taxation of Capital Gain and Capital Losses” above.
The cost of the Harvest Units received on the retraction, redemption or exchange of Exchangeable Shares will be equal to the fair market value of such Harvest Units at that time. This cost will be averaged with the adjusted cost base of all other Harvest Units held by the holder as capital property to determine the adjusted cost base to the holder of each Harvest Unit.
Taxation of Unitholders who are Non-Residents of Canada
Where Harvest makes distributions to a Unitholder who is not resident in Canada, and is not deemed to be resident in Canada, for purposes of the Tax Act, the same general considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income of Harvest to such a non-resident Unitholder will be subject to Canadian withholding tax at the rate of 25% unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder’s jurisdiction of residence. For example, Unitholders resident in the United States for purposes of the Canada-US Income Tax Convention will generally be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.
The portion of any distribution, which is in excess of a distribution of Harvest’s income, will generally be subject to a Canadian withholding tax of 15% if, at the time of the distribution, Harvest Units are listed on a prescribed stock exchange (which includes the TSX and NYSE) and the value of Harvest’s Units is primarily attributable to real property situated in Canada, Canadian resource property or a timber resource property. If a subsequent disposition of a Harvest Unit results in a capital loss to a non-resident Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return. A non-resident Harvest Unitholder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Unitholder’s Harvest Units.
A disposition or deemed disposition of Harvest Units, whether on redemption, by virtue of capital distributions in excess of a Unitholder’s adjusted cost base or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Unitholder who is not resident nor deemed to be a resident in Canada provided that the Harvest Units held by the Unitholder are not “taxable Canadian property” for the purposes of the Tax Act. Harvest Units will not constitute taxable Canadian property to a non-resident Unitholder unless: (i) the Unitholder holds or uses, or is deemed to hold or use the Harvest Units in the course of carrying on business in Canada; (ii) the Harvest Units are “designated insurance property” of the Unitholder as defined for purposes of the Tax Act; (iii) at any time during the period of five years immediately preceding the disposition of the Harvest Units the Unitholder or persons with whom the Unitholder did not deal at arm’s length or any combination thereof, held more than 25% of the issued Harvest Units or, either alone or together persons with whom the Unitholder did not deal at arm’s length, held options or rights to acquire more than 25% of the issued Harvest Units; or (iv) Harvest is not a mutual fund trust on the date of disposition.
Non-resident Unitholders are urged to consult their own tax advisors having regard to their own particular circumstances.
Unitholders who are resident in the United States should refer to the section titled “The Arrangement – United States Federal Income Tax Considerations” for commentary which is specific to their jurisdiction.
This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to Residents and Non-Residents of Canada and which relate to the Arrangement and the above comments are qualified in their entirety by reference to such summary. See “The Arrangement – Canadian Federal Income Tax Considerations”.
United States Federal Income Tax Considerations
In the opinion of Dorsey & Whitney LLP, U.S. tax counsel to Viking, the following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement and the ownership and disposition of Harvest Units received pursuant to the Arrangement.
The opinion of Dorsey & Whitney LLP relies on certain representations made by Viking and Harvest (as of the date of this Information Circular, the Effective Time, and after the Effective Time, where relevant), is based on certain assumptions (including the absence of changes in existing facts and law, the completion of the Arrangement in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made “to the knowledge of” the officers of Viking or Harvest, or with similar qualification, is true and correct without regard to such qualification) and is subject to the limitations and qualifications set forth in this summary. If any of these assumptions or representations is not accurate or true, the opinion of Dorsey & Whitney LLP cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Arrangement, and the ownership and disposition of Harvest Units received pursuant to the Arrangement, could differ significantly and adversely from those described in this summary. The opinion of Dorsey & Whitney LLP is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. In addition, Viking and Harvest have not requested, and do not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of either the Arrangement or the ownership and disposition of Harvest Units received pursuant to the Arrangement.
For purposes of this summary, the “Viking Exchange” means (a) the transfer of the Viking Assets to Harvest in exchange for Harvest Units and Harvest Special Units and the assumption by Harvest of the Viking Assumed Liabilities (followed by the liquidation of Viking), (b) the transfer by the Viking Unitholders of 99% of their Viking Units to MFCorp in exchange for MFCorp Special Shares, (c) the redemption by Viking of the remaining 1% of the Viking Units held by the Viking Unitholders in exchange for Harvest Units, and (d) the redemption by MFCorp of the MFCorp Special Shares from the former Viking Unitholders in exchange for Harvest Units (followed by the liquidation of MFCorp).
This summary assumes that Viking and Harvest each are classified as foreign corporations for U.S. federal income tax purposes (even though they are organized as unincorporated open-end investment trusts under Canadian law) and uses terminology consistent with this corporate classification, including references to “dividends” and “earnings and profits.”
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Harvest Units received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the

U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Harvest Units received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Harvest Units received pursuant to the Arrangement.
To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this Information Circular is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this Information Circular; and (c) each U.S. Holder should seek advice based on such U.S. Holder’s particular circumstances from an independent tax advisor.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
U.S. Holders
For purposes of this summary, a “U.S. Holder” is a beneficial owner of Viking Units (or, following the completion of the Arrangement, a beneficial owner of Harvest Units received pursuant to the Arrangement) that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
Non-U.S. Holders
A “non-U.S. Holder” is a beneficial owner of Viking Units (or, following the completion of the Arrangement, a beneficial owner of Harvest Units received pursuant to the Arrangement) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the Arrangement or the ownership and disposition of Harvest Units received pursuant to the Arrangement. Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement and the ownership and disposition of Harvest Units received pursuant to the Arrangement.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax consequences of the Arrangement, or the ownership and disposition of Harvest Units received pursuant to the Arrangement, to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Viking Units (or, following the completion of the Arrangement, U.S. Holders that will own Harvest Units) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Viking Units (or, following the completion of the Arrangement, U.S. Holders that acquire Harvest Units) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are liable for the “alternative minimum tax” under the Code, (h) U.S. Holders that hold Viking Units (or, following the completion of the Arrangement, U.S. Holders that will hold Harvest Units) other than as a capital asset within the meaning of section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding equity interests of Viking (or, following the completion of the Arrangement, U.S. Holders that will own, directly or indirectly, 10% or more, by voting power or value, of the outstanding equity interests of Harvest). U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Harvest Units received pursuant to the Arrangement.
If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Viking Units (or, following the completion of the Arrangement, Harvest Units), the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Viking Units (or, following the completion of the Arrangement, Harvest Units) should consult their own financial advisor, legal counsel, or accountant as to the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Harvest Units received pursuant to the Arrangement.
Tax Consequences in Other Jurisdictions Not Addressed
This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., to U.S. Holders of the Arrangement or the ownership and disposition of Harvest Units received pursuant to the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the Arrangement and the ownership and disposition of Harvest Units received pursuant to the Arrangement.
Transactions Not Addressed
Other than the Viking Exchange, this summary does not address the U.S. federal income tax consequences of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement). For example, this summary does not address the U.S. federal income tax consequences of any of the following transactions: (a) any exchange of Harvest Exchangeable Shares for Harvest Units or the exercise of Dissent Rights with respect to any Harvest Securities; (b) any vesting, exercise, or other transaction involving the Harvest Rights, the Harvest Awards, or any other rights to acquire Harvest Securities, (c) the distribution by Harvest of HST Preferred Units, the exchange of the HST Preferred Units for Harvest Units, and the related consolidation of the Harvest Units; (d) any vesting, exercise, assumption, conversion, or other transaction involving the Viking Rights, the Viking Awards, or any other rights to acquire Viking Securities; (e) any conversion, assumption, sale, or other transaction involving any Viking Debentures or other debenture or debt instrument of Viking; and (f) the distribution by Viking of EHT Preferred Units and VHT Preferred Units, the exchange of the EHT Preferred Units and VHT Preferred Units for Viking Units, and the related consolidation of the Viking Units.
U.S. Federal Income Tax Consequences of the Arrangement
The Viking Exchange as a Tax-Deferred Reorganization
Subject to the application of the Boot Limitation Rule discussed below, although there is significant uncertainty, it is more likely than not that the Viking Exchange will qualify as a tax-deferred reorganization under section 368(a)(1)

of the Code (a “Reorganization”). This conclusion is based, in part, on treating the various transactions that constitute the Viking Exchange as a single, integrated transaction for U.S. federal income tax purposes.
However, there is no direct legal authority that addresses the proper treatment of the Viking Exchange for U.S. federal income tax purposes. In addition, the Viking Exchange will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. Accordingly, the opinion of Dorsey & Whitney LLP that it is more likely than not that the Viking Exchange will qualify as a Reorganization is subject to significant uncertainty. There can be no assurance that the IRS will not challenge the qualification of the Viking Exchange as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS.
In the event that Harvest exchanges cash or property (in addition to Harvest Units and Harvest Special Units) for assets of Viking pursuant to the Arrangement, the Viking Exchange will qualify as a Reorganization only if Harvest acquires pursuant to the Arrangement, solely for Harvest Units and Harvest Special Units, assets of Viking having a fair market value, as of the Effective Time, equal to at least eighty percent (80%) of the fair market value, as of the Effective Time, of the total assets of Viking (the “Boot Limitation Rule”). Accordingly, under the Boot Limitation Rule, the sum of the following amounts may not exceed twenty percent (20%) of the fair market value, as of the Effective Time, of the total assets of Viking: (a) cash or property (other than Harvest Units and Harvest Special Units) paid, directly or indirectly, by Harvest to Viking or Viking Unitholders in any transaction that is undertaken in connection with the Arrangement; (b) cash paid, directly or indirectly, by Harvest to Viking Unitholders that exercise Dissent Rights; (c) the liabilities of Viking assumed by Harvest (including any options, warrants, or other rights to acquire Viking Securities and the Viking Debentures assumed by Harvest) plus the liabilities to which the assets of Viking that are acquired by Harvest are subject; (d) the liabilities of Viking affiliates (including, without limitation, VHI and VHT) assumed by Harvest in connection with the Arrangement; and (e) any amounts loaned by Harvest (or any of its affiliates) to Viking (or any of its affiliates) in connection with the Arrangement.
If the Viking Exchange qualifies as a Reorganization, the following U.S. federal income tax consequences would result to U.S. Holders:
(a)	no gain or loss would be recognized by a U.S. Holder upon the exchange of Viking Units for Harvest Units pursuant to the Arrangement;
(b)	the tax basis of a U.S. Holder in the Harvest Units acquired in exchange for Viking Units pursuant to the Arrangement would be equal to such U.S. Holder’s tax basis in the Viking Units exchanged; and
(c)	the holding period of a U.S. Holder for the Harvest Units acquired in exchange for Viking Units pursuant to the Arrangement would include such U.S. Holder’s holding period for the Viking Units exchanged.
In addition, U.S. Holders that exchange Viking Units for Harvest Units pursuant to the Arrangement generally would be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting and record retention responsibilities in connection with the Arrangement.
The Viking Exchange as a Taxable Transaction
If the Viking Exchange does not qualify as a Reorganization, the following U.S. federal income tax consequences would result to U.S. Holders:
(a)	a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Harvest Units received in exchange for Viking Units pursuant to the Arrangement and (ii) the tax basis of such U.S. Holder in the Viking Units exchanged;
(b)	the tax basis of a U.S. Holder in the Harvest Units received in exchange for Viking Units pursuant to the Arrangement would be equal to the fair market value of such Harvest Units on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Harvest Units received in exchange for Viking Units pursuant to the Arrangement would begin on the day after the date of receipt.
The gain or loss described in clause (a) immediately above generally should be capital gain or loss, which will be long-term capital gain or loss if such Viking Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
U.S. Holders Exercising Dissent Rights
A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Viking Units generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Viking Units surrendered (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Viking Units surrendered. Such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Viking Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
The Ownership and Disposition of Harvest Units
Distributions With Respect to Harvest Units
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Harvest Units generally will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated “earnings and profits” (as determined under the Code) of Harvest (without reduction for any Canadian income tax withheld). Any such dividend paid before January 1, 2009 generally should qualify for the reduced U.S. federal income tax rates applicable to “qualified dividend income” if (a) Harvest is eligible for the benefits of the Canada-U.S. Income Tax Convention or the Harvest Units are readily tradable on an established securities market in the U.S., (b) Harvest is not a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year, as discussed below, (c) the U.S. Holder is an individual, estate, or trust that satisfies certain holding period requirements with respect to the Harvest Units, and (d) the U.S. Holder does not treat the dividend as “investment income” for purposes of the investment interest deduction rules. Any such dividend generally will not be eligible for the “dividends received deduction” under the Code. To the extent that a distribution received with respect to the Harvest Units exceeds the current and accumulated “earnings and profits” of Harvest, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Harvest Units and, (b) thereafter, as gain from the sale or exchange of the Harvest Units.
Dispositions of Harvest Units
Except as described below, a U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of Harvest Units in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Harvest Units sold or otherwise disposed of. Such gain or loss generally should be a capital gain or loss, which will be long-term capital gain or loss if such Harvest Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
In certain circumstances, amounts received by a U.S. Holder upon the redemption by Harvest of Harvest Units may be treated as a distribution under section 301 of the Code, rather than as a payment in exchange for Harvest Units that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of the current or accumulated “earnings and profits” (as determined under the Code) of Harvest. The determination of whether a redemption of Harvest Units will be treated as a distribution under section 301 of the Code, rather than as a payment in exchange for Harvest Units, will depend upon whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership interest in Harvest. A redemption will be treated as an exchange that results in a capital gain or loss to a U.S. Holder if the redemption (a) completely terminates the U.S. Holder’s interest in Harvest under section 302(b)(3) of the Code, (b) is “substantially disproportionate” with respect to the U.S. Holder under section 302(b)(2) of the Code, or (c) is “not essentially equivalent to a dividend” under section 302(b)(1) of the Code.
A redemption will completely terminate a U.S. Holder’s interest in Harvest if, as a result of the redemption, such U.S. Holder no longer owns any Harvest Units directly or constructively (under the constrictive ownership rules of sections 302(c) and 318 of the Code). A redemption generally will be “substantially disproportionate” with respect to a U.S. Holder if (a) the ratio of the Harvest Units owned by such U.S. Holder (including Harvest Units constructively owned under sections 302(c) and 318 of the Code) immediately after the redemption to all the Harvest Units is less than 80% of the same ratio for the Harvest Units owned by the U.S. Holder immediately before the redemption, and (b) the U.S. Holder owns less than 50% of the total combined voting power of the Harvest Units immediately after the redemption. Whether a redemption is “not essentially equivalent to a dividend” with respect to a U.S. Holder will depend upon the U.S. Holder’s particular circumstances. The IRS has ruled that a redemption of stock from a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is “not essentially equivalent to a dividend” if such shareholder has any reduction in such shareholder’s percentage stock ownership. In determining whether any of the foregoing tests have been satisfied, the U.S. Holder is deemed, under the constructive ownership rules of sections 302(c) and 318 of the Code, to own any Harvest Units owned by certain related persons and entities and any Harvest Units that the U.S. Holder or certain related persons and entities have an option to acquire. The rules under sections 302 and 318 of the Code are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant to determine whether in the U.S. Holder’s own particular case a redemption of Harvest Units will be treated as a distribution under section 301 of the Code or as a payment in exchange for the Harvest Units.
Passive Foreign Investment Company Status
The preceding sections of this summary assume that Harvest will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Viking and Harvest expect that Harvest will not be a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Whether Harvest will be a PFIC for the taxable year that includes the day after the Effective Date, or for any subsequent taxable year, will depend on the assets and income of Harvest over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that Harvest will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year.
Harvest generally would be a PFIC for a taxable year if (a) 75% or more of the gross income of Harvest for such taxable year is passive income or (b) 50% or more of the assets held by Harvest either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from “passive income” if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.
In the event that Harvest were a PFIC, U.S. Holders of Harvest Units generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary. Accordingly, each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the potential classification of Harvest as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of Harvest Units.
Other Considerations
Foreign Tax Credit
A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Harvest Units may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a United States person (as defined in section 7701(a)(30) of the Code) should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty. However, the amount of a distribution with respect to the Harvest Units that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by a foreign corporation generally should be categorized as “passive income” or, in the case of certain shareholders, “financial services income” for this purpose. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). In addition, special foreign tax credit rules apply to a U.S. Holder that receives “qualified dividend income” that is subject to reduced U.S. federal income tax rates. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.
Receipt of Foreign Currency
The amount of any distribution with respect to the Harvest Units paid in Canadian dollars generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives a distribution in Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.
The amount realized by a cash basis U.S. Holder that receives Canadian dollars in connection with the exercise of Dissent Rights, or in connection with the sale or other taxable disposition of Harvest Units, generally will be based on the U.S. dollar value of the Canadian dollars received as determined on the settlement date of the exchange. An accrual basis U.S. Holder may elect to apply the same treatment as a cash basis U.S. Holder, provided that the election is applied consistently from year to year (which election may not be changed without the consent of the IRS). If an accrual basis U.S. Holder does not elect to apply the same treatment as a cash basis U.S. Holder, such accrual basis U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Canadian dollars received prevailing on the date of the exchange and the date of payment, which generally would be treated as U.S. source ordinary income or loss.
Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax
Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Viking Units or Harvest Units generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.
Right to Dissent
The following description of the right to dissent and appraisal to which Registered Holders (collectively, “Dissenting Securityholders”) are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder’s Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix C, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix H. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.
A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, Dissenting Securityholders are entitled, in addition to any other right such Dissenting Securityholder may have, to dissent and to be paid by Harvest or Viking, as the case may be, the fair value of the Securities held by such Dissenting Securityholder in respect of which such Dissenting Securityholder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such Dissenting Securityholder dissents was adopted. A Dissenting Securityholder may dissent only with respect to all of the Securities held by such Dissenting Securityholder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder’s name. Only Registered Holders may dissent. Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities. A Registered Holder, such as a broker, who holds Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Securities held for such beneficial owners. In such case, the demand for dissent should set forth the number of Securities covered by it.
Dissenting Harvest Securityholders must provide a written objection to the Harvest Arrangement Resolution to Harvest c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. on the Business Day immediately preceding the date of the Harvest Meeting. Dissenting Viking Unitholders must provide a written objection to the Viking Arrangement Resolution to Viking c/o Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl, by 4:00 p.m. on the Business Day immediately preceding the date of the Viking Meeting. No Securityholder who has voted in favour of the applicable Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement. A Dissenting Securityholder may not exercise the right of dissent in respect of only a portion of such Dissenting Securityholder’s Securities, but may dissent only with respect to all of the Securities held by the Dissenting Securityholder.

An application may be made to the Court of Queen’s Bench of Alberta by Harvest for Harvest Securities and Viking for Viking Units or by a Dissenting Securityholder after the adoption of the Arrangement Resolutions to fix the fair value of the Dissenting Securityholder’s Securities. If such an application to the Court is made by Harvest for Harvest Securities, Viking for Viking Units or a Dissenting Securityholder, Harvest or Viking, as the case may be, must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the Harvest Board of Directors or the Viking Board of Directors, as applicable, to be the fair value of the Securities, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Harvest is the applicant, or within 10 days after Harvest or Viking, as the case may be, is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder of Securities, as applicable, and will be accompanied by a statement showing how the fair value was determined.
A Dissenting Securityholder may make an agreement with Harvest for Harvest Securities and Viking for Viking Units for the purchase of such holder’s Securities in the amount of the offer made by Harvest or Viking, as the case may be, (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.
A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Securities, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Harvest or Viking, as the case may be, and in favour of each of those Dissenting Securityholders, and fixing the time within which Harvest or Viking, as the case may be, must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder, until the date of payment.
On the Arrangement becoming effective, or upon the making of an agreement between Harvest or Viking, as the case may be, and the Dissenting Securityholder as to the payment to be made by Harvest or Viking, as the case may be, to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such holder’s Securities, in the amount agreed to between Harvest or Viking, as the case may be, and the Dissenting Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder’s dissent, or if the Arrangement has not yet become effective, Harvest or Viking may rescind the applicable Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.
Harvest and Viking shall not make a payment to a Dissenting Securityholder in accordance with Section 191 if there are reasonable grounds for believing that Harvest or Viking, as the case may be, is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Harvest or Viking, as the case may be, would thereby be less than the aggregate of its liabilities. In such event, Harvest or Viking, as the case may be, shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their securities, as applicable, in which case the Dissenting Securityholder may, by written notice to Harvest or Viking, as the case may be, within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case Harvest or Viking, as the case may be, shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains status as a claimant against Harvest or Viking, as the case may be, to be paid as soon as Harvest or Viking, as the case may be, is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Harvest or Viking, as the case may be, but in priority to its shareholders.
All Securities held by Dissenting Securityholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Harvest or Viking, as the case may be, and cancelled in exchange for such fair value or will, if such Dissenting Securityholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be changed into Harvest Units on the same basis as all other Securityholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix H to this Information Circular and consult their own legal advisor.
The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Harvest Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date and that holders of not greater than 5% of the outstanding Viking Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.
Interests of Certain Persons or Companies in the Matters to be Acted Upon
The directors and officers of HOC and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 9,748,000 Harvest Units and no Harvest Exchangeable Shares, representing approximately 18.5% of the outstanding Harvest Units at December 15, 2005. These directors and officers and their associates also hold approximately 581,925 Harvest Rights representing approximately 37% of the Harvest Rights outstanding, with exercise prices which will be from $0.01 to $22.17 as at the date of the Harvest Meeting and approximately 35,256 Harvest Awards.
As of December 15, 2005, 1,558,000 Harvest Rights were outstanding with an average exercise price of $16.57 and approximately 35,256 Harvest Awards were outstanding pursuant to which approximately 676,000 Harvest Units will be issuable (assuming Harvest Rights are settled on a net benefits basis). The Board of Directors of Harvest has agreed to accelerate the vesting of all outstanding unvested Harvest Rights granted under the Harvest Trust Unit Rights Incentive Plan and all outstanding unvested Harvest Awards granted under the Harvest Unit Award Incentive Plan conditionally upon the Arrangement becoming effective. Once vested, the Harvest Rights may be exercised at any time prior to their expiry. The Harvest Units issuable pursuant to the Harvest Awards may be issued, at the election of the holder, at any time thereafter in accordance with their terms.
The senior officers and directors of Harvest who will be affected by the accelerated vesting are Messrs. Bennett, Brussa, Swartout, McFadyen, Johnson, Roorda, Rain, Ralston, Keirle and Campbell. Approximately 475,675 of the Harvest Rights held by these directors and officers and their associates will become vested as a result of the Arrangement and approximately 8,842 Harvest Awards will vest as a result of the Arrangement and will be issuable to these officers.
Immediately after giving effect to the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 324,896 Harvest Units are issued pursuant to 35,256 outstanding Harvest Awards and 693,425 outstanding Viking Awards; (iii) an aggregate of 875,000 Harvest Units are issued pursuant to 1,558,000 outstanding Harvest Rights and 940,700 outstanding Viking Rights (assuming the Harvest Rights are settled on a net benefit basis); (iv) the same number of Harvest Units and Viking Units are outstanding as were outstanding on December 15, 2005 adjusted for DRIP participation on the declared December distribution; and (v) all of the Harvest Exchangeable Shareholders elect to receive Harvest Units pursuant to the Arrangement, it is anticipated that the current directors and officers of HOC and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 10,069,282 Harvest Units (approximately 10.1% of the outstanding Harvest Units).
HOC has entered into employment agreements with each of Messrs. Roorda, Rain, Ralston, Keirle and Campbell. The employment agreements provide for payments to the executive officers upon a “change of control” or waiver of rights in respect thereof. The Harvest Board of Directors has determined that the Arrangement is a change of control for purposes of those agreements. Payments aggregating approximately $3.1 million will be paid to executive officers of HOC upon completion of the Arrangement.
Harvest has retained National Bank Financial Inc. as financial advisor to Harvest and the Harvest Board of Directors with respect to the Arrangement and National Bank Financial Inc. has provided a fairness opinion to the Harvest

Board. TD Securities Inc. is acting as mergers and acquisitions advisor, and BMO Nesbitt Burns Inc., GMP Securities Ltd. and Tristone Capital Inc. are acting as strategic advisors to Harvest. These advisors have received or will receive fees from Harvest for services rendered. See “The Arrangement – Securities Law Matters – Canada”.
None of the principal holders of Harvest Securities or any director or officer of HOC, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction since January 1, 2004 or any proposed transaction that materially affected, or will materially affect, Harvest or any of its affiliates, except as disclosed above, elsewhere in this Information Circular or the Public Record of Harvest.
The directors and officers of VHI and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 367,367 Viking Units, representing approximately 0.2% of the outstanding Viking Units.
As of December 15, 2005, 940,700 Viking Rights were outstanding with an average exercise price of $5.12 and 693,425 Viking Awards were outstanding pursuant to which it is estimated approximately 1,158,560 Viking Units will be issued prior to the Effective Date. All outstanding Viking Rights granted under the Viking Trust Unit Option Plan and all outstanding Viking Awards granted under the Viking Unit Award Incentive Plan will vest as a result of the Arrangement. As a result, holders of Viking Rights may participate in the Arrangement by exercising such Viking Rights in accordance with their terms and receiving Viking Units prior to the Effective Date. It is a condition to the completion of the Arrangement that all Viking Rights shall have been exercised or terminated prior to the Effective Date. Pursuant to the terms of the Viking Unit Award Incentive Plan, the issue dates for all Viking Units issuable pursuant to the Viking Unit Awards will be accelerated as a result of the Arrangement. Such Viking Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Harvest Units pursuant to the Arrangement.
The officers and directors of Viking who will be affected by the accelerated vesting are Messrs. Hunter, Brinkerhoff, Blue, Boone, Blair, Friley, Zahary, Fotheringham, Morgan and Bate and Madame Phillips. As of December 15, 2005, these directors and officers and their associates held approximately 660,000 Viking Rights representing approximately 70% of the number of Viking Rights outstanding, with exercise prices ranging from $4.69 to $6.13, all of which will become vested as a result of the Arrangement. In addition, 693,425 Viking Awards were outstanding as of December 15, 2005 pursuant to which it is estimated approximately 1,158,560 Viking Units will be issued prior to the Effective Date. Approximately 434,945 Viking Units representing approximately 40% of the number of Viking Units issued pursuant to the outstanding Viking Awards will be issued to these directors and officers and their associates.
Immediately after giving effect to the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 324,896 Harvest Units are issued pursuant to 35,256 outstanding Harvest Awards and 693,425 outstanding Viking Awards; (iii) an aggregate of 875,000 Harvest Units are issued pursuant to 1,558,000 outstanding Harvest Rights and 940,700 outstanding Viking Rights (assuming the Harvest Rights are settled on a net benefit basis); (iv) the same number of Harvest Units and Viking Units are outstanding as were outstanding on December 15, 2005 adjusted for DRIP participation on the declared December distribution; and (v) all of the Harvest Exchangeable Shareholders elect to receive Harvest Units pursuant to the Arrangement, it is anticipated that the current directors and officers of VHI and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 358,078 Harvest Units (approximately 0.4% of the outstanding Harvest Units).
VHI has entered into employment agreements with each of Messrs. Zahary, Fotheringham and Morgan. The employment agreements provide for payments to the executive officers upon a “change of control” or waiver of rights in respect thereof, notwithstanding that such individuals are to be subsequently employed by Harvest following completion of the Arrangement. Payments aggregating approximately $1,398,000 will be paid to executive officers of VHI upon completion of the Arrangement.
Viking has retained CIBC World Markets Inc. as exclusive financial advisor to Viking and the Viking Board of Directors with respect to the Arrangement and CIBC World Markets Inc. has provided a fairness opinion to the Viking Board. Scotia Capital Inc. is acting as mergers and acquisitions advisor, and RBC Capital Markets,

Canaccord Capital Corporation and FirstEnergy Capital Corp. are acting as strategic advisors to Viking. These advisors have received or will receive fees from Viking for services rendered.
No director or officer of VHI, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction since January 1, 2004 or any proposed transaction that materially affected, or will materially affect, Viking or any of its affiliates, except as disclosed above, elsewhere in this Information Circular or incorporated by reference herein.
Expenses of the Arrangement
The estimated costs to be incurred by each of Harvest and Viking with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, retention, severance and similar payments, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $5.5 million and $4.5 million, respectively.
Stock Exchange Listings
It is a condition to completion of the Arrangement that the TSX shall have conditionally approved the listing of the Harvest Units to be issued pursuant to the Arrangement and the substitutional listing of the Viking Debentures which will be assumed by Harvest under the Arrangement. The TSX has conditionally approved the listing of the Harvest Units to be issued pursuant to the Arrangement and the substitutional listing of the Viking Debentures, subject to Harvest fulfilling the requirements of such exchange. Harvest is also required to make a supplemental application to have the Harvest Units to be issued pursuant to the Arrangement (including Harvest Units issued upon conversion of the Viking Debentures) listed on the NYSE.
Other Regulatory Approvals
In addition to the approval of Harvest Securityholders, Viking Unitholders and the Court, it is a condition precedent to implementation of the Arrangement that all requisite regulatory approvals be obtained.
The Arrangement is a “notifiable transaction” for the purposes of Part IX of the Competition Act. Harvest and Viking will jointly request that the Commissioner issue an advance ruling certificate under Section 102 of the Competition Act or, alternatively, a “no action” letter in respect of the Arrangement. If the Commissioner issues an advance ruling certificate, the Commissioner shall not apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement solely on the information that is the same or substantially the same as the information on the basis of which the advance ruling certificate was issued. Alternatively, the Commissioner may issue a “no action” letter indicating that she is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the Arrangement, while preserving during the three years following completion of the Arrangement her authority to initiate proceedings should circumstances change.
Securities Law Matters
Canada
All securities to be issued under the Arrangement, including, without limitation, the Harvest Units to the Viking Unitholders and electing Harvest Exchangeable Shareholders, will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Canadian Securities Laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and the Harvest Units will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under Applicable Canadian Securities Laws. There is no guarantee that the requisite approvals will be granted on a timely basis or on conditions satisfactory to Harvest and Viking.

As of December 15, 2005, 1,558,000 Harvest Rights were outstanding with an average exercise price of $16.57 and approximately 35,256 Harvest Awards were outstanding pursuant to which approximately 676,000 Harvest Units will be issuable (assuming Harvest Rights are settled on a net benefits basis). The Board of Directors of Harvest has agreed to accelerate the vesting of all outstanding unvested Harvest Rights granted under the Harvest Trust Unit Rights Incentive Plan and all outstanding unvested Harvest Awards granted under the Harvest Unit Award Incentive Plan conditionally upon the Arrangement becoming effective. Once vested, the Harvest Rights may be exercised at any time prior to their expiry. The Harvest Units issuable pursuant to the Harvest Awards may be issued, at the election of the holder, at any time thereafter in accordance with their terms. The directors and officers of HOC and their associates, hold approximately 581,925 Harvest Rights representing approximately 37% of the Harvest Rights outstanding, with exercise prices which will be from $0.01 to $22.17 as at the date of the Harvest Meeting and approximately 35,256 Harvest Awards.
The senior officers and directors of Harvest who will be affected by the accelerated vesting are Messrs. Bennett, Brussa, Swartout, McFadyen, Johnson, Roorda, Rain, Ralston, Keirle and Campbell. Approximately 475,675 of the Harvest Rights held by these directors and officers and their associates will become vested as a result of the Arrangement and approximately 8,842 Harvest Awards will vest as a result of the Arrangement and will be issuable to these officers.
Immediately after giving effect to the Arrangement and assuming that: (i) no Dissent Rights are exercised; (ii) an aggregate of 324,896 Harvest Units are issued pursuant to 35,256 outstanding Harvest Awards and 693,425 outstanding Viking Awards; (iii) an aggregate of 875,000 Harvest Units are issued pursuant to 1,558,000 outstanding Harvest Rights and 940,700 outstanding Viking Rights (assuming the Harvest Rights are settled on a net benefit basis); (iv) the same number of Harvest Units and Viking Units are outstanding as were outstanding on December 15, 2005 adjusted for DRIP participation on the declared December distribution; and (v) all of the Harvest Exchangeable Shareholders elect to receive Harvest Units pursuant to the Arrangement, it is anticipated that the current directors and officers of HOC and their associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 10,069,282 Harvest Units (approximately 10.1% of the outstanding Harvest Units).
HOC has entered into employment agreements with each of Messrs. Roorda, Rain, Ralston, Keirle and Campbell. The employment agreements provide for payments to the executive officers upon a “change of control” or waiver of rights in respect thereof. The Harvest Board of Directors has determined that the Arrangement is a change of control for purposes of those agreements. Payments aggregating approximately $3.1 million will be paid to executive officers of HOC upon completion of the Arrangement.
See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”.
The acceleration of the vesting of the Harvest Rights and Harvest Awards and the change of control payments may be considered a “related party transaction” for the purposes of OSC Rule 61-501 and Regulation Q-27 which requires Harvest to obtain minority approval of and a formal valuation for the Arrangement unless an exemption from the minority approval and valuation requirements is available. Such an exemption is available because neither the fair market value of the benefits and payments to interested parties of Harvest in connection with the Arrangement and the securities expected to be issued to such persons pursuant to the Arrangement exceed 25% of Harvest’s market capitalization.
As of December 15, 2005, 940,700 Viking Rights were outstanding with an average exercise price of $5.12 and 693,425 Viking Awards were outstanding pursuant to which it is estimated approximately 1,158,560 Viking Units will be issued prior to the Effective Date. All outstanding Viking Rights granted under the Viking Trust Unit Option Plan and all outstanding Viking Awards granted under the Viking Unit Award Incentive Plan will vest as a result of the Arrangement. As a result, holders of Viking Rights may participate in the Arrangement by exercising such Viking Rights in accordance with their terms and receiving Viking Units prior to the Effective Date. It is a condition to the completion of the Arrangement that all Viking Rights shall have been exercised or terminated prior to the Effective Date. Pursuant to the terms of the Viking Unit Award Incentive Plan, the issue dates for all Viking Units issuable pursuant to the Viking Unit Awards will be accelerated as a result of the Arrangement. Such Viking Units will be issued on the last Business Day preceding the Effective Date and will be ultimately exchanged for Harvest Units pursuant to the Arrangement.

The officers and directors of Viking who will be affected by the accelerated vesting are Messrs. Hunter, Brinkerhoff, Blue, Boone, Blair, Friley, Zahary, Fotheringham, Morgan and Bate and Madame Phillips. As of December 15, 2005, these directors and officers and their associates held approximately 660,000 Viking Rights representing approximately 70% of the number of Viking Rights outstanding, with exercise prices ranging from $4.69 to $6.13, all of which will become vested as a result of the Arrangement. In addition, 693,425 Viking Awards were outstanding as of December 15, 2005 pursuant to which it is estimated approximately 1,158,560 Viking Units will be issued prior to the Effective Date. Approximately 434,945 Viking Units representing approximately 40% of the number of Viking Units issued pursuant to the outstanding Viking Awards will be issued to these directors and officers and their associates.
VHI has entered into employment agreements with each of Messrs. Zahary, Fotheringham and Morgan. The employment agreements provide for payments to the executive officers upon a “change of control” or waiver of rights in respect thereof, notwithstanding that such individuals are to be subsequently employed by Harvest following completion of the Arrangement. Payments aggregating approximately $1,398,000 will be paid to executive officers of VHI upon completion of the Arrangement.
See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”.
The acceleration of the vesting of the Viking Rights and Viking Awards and the change of control payments might be considered a “collateral benefit” for the purposes of OSC Rule 61-501 except that none of the directors and officers of VHI own 1% or more of the outstanding Viking Units.
The acceleration of the vesting of the Viking Rights and Viking Awards and the change of control payments may be considered a “related party transaction” for the purposes of OSC Rule 61-501 and Regulation Q-27 which requires Viking to obtain minority approval of and a formal valuation for the Arrangement unless an exemption from the minority approval and valuation requirements is available. Such an exemption is available because the fair market value of the subject matter of benefits and payments to interested parties of Viking in connection with the Arrangement and the securities expected to be issued to such persons pursuant to the Arrangement exceed 25% of Viking’s market capitalization.
The Arrangement constitutes a “going private transaction” for Viking for the purpose of Regulation Q-27 which requires that Viking obtain a formal valuation and minority approval for the Arrangement. An application for exemption from these requirements will be made with the Autorité des marchés financiers and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.
Judicial Developments
The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Harvest, HOC, Viking and VHI for approval of the Arrangement. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Harvest and Viking, any recent significant decisions which would apply in this instance. Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.
United States
The Harvest Units to be issued to Securityholders pursuant to the Arrangement will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on December 23, 2005 and, subject to the approval of the Arrangement by Securityholders, a hearing on the Arrangement will be held on February 2, 2006 by the Court. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above.
The Harvest Units to be issued to United States Securityholders will be freely tradeable under U.S. federal securities laws, except by Persons who are “affiliates” of Harvest, Viking, HOC or VHI immediately prior to the Arrangement or who will be “affiliates” of Harvest, or HOC after the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.
Any resale of such Harvest Units by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates may immediately resell Harvest Units outside the United States without registration under the 1933 Act pursuant to Regulation S. Harvest Units to be issued to such affiliates pursuant to the Arrangement may also be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Rule 145(d)(1) generally provides that such affiliates may not sell the Harvest Units received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of Harvest or, if such securities are listed on a United States securities exchange (such as the NYSE) or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” (as such term is defined in Rule 144 under the 1933 Act) at times when certain information specified by the Rule 144 is publicly available with respect to Harvest. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Harvest after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.
The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.
Experts
Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Burnet, Duckworth & Palmer LLP, on behalf of Harvest, and Macleod Dixon LLP, on behalf of Viking. As at December 23, 2005, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Harvest Securities and less than 1% of the outstanding Viking Units. As at December 23, 2005, 2006, the partners and associates of Macleod Dixon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Harvest Securities and less than 1% of the outstanding Viking Units. Certain matters relating to United States federal income tax considerations have been passed upon by Dorsey & Whitney LLP on behalf of Viking. As of December 23, 2005, the partners and associates of Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Viking Units. None of GLJ, McDaniel, Sproule or PLA, hold any Harvest Securities or Viking Units as of the date hereof.

PRO FORMA INFORMATION OF HARVEST AFTER GIVING EFFECT TO THE ARRANGEMENT
Organization Structure of Harvest
The following diagram sets forth the simplified organizational structure of Harvest upon completion of the Arrangement:
Notes:
(1)	All operations and management of Harvest and HOC, Redearth Partnership, BRP, HRP, HBT1, HBT2 and VHI will be conducted through HOC. Harvest will hold all of the voting securities of HOC, HBT1 and HBT2.
(2)	Harvest will receive regular monthly payments in accordance with the Harvest NPI Agreements as well as distributions and interest payments from HOC, VHI, HBT1, HBT2 and the Viking Acquired NPIs.
(3) HBT1 and HBT2 have also issued priority trust units to HOC.
(4)	Following completion of the Arrangement, VHI will grant the Viking NPI to Harvest. The other Viking Acquired NPIs will be acquired by Harvest under the Arrangement.
Harvest’s Board of Directors has established a policy of distributing $0.38 per Harvest Unit per month following completion of the Arrangement, and to endeavour to retain approximately 20% to 45% of Harvest’s consolidated cashflow over time to fund capital expenditures and to distribute the balance to Harvest Unitholders. The actual percentage retained will be subject to the discretion of the Harvest Board of Directors and may vary from month to month depending on, among other things, the then current and anticipated commodity price environment.
Selected Pro Forma Financial Information
Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Harvest after giving effect to the Arrangement as at and for the nine months ended September 30, 2005 and the year ended December 31, 2004 included in Appendix G of this Information Circular.

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

	Pro Forma Nine Months	Pro Forma Year
	Ended	Ended
	September 30, 2005	December 31, 2004
	(unaudited)	(unaudited)
	($000s)	($000s)
Oil and natural gas sales – net of royalties	704,453	846,196

Expenses
Operating	158,271	196,055
General and administrative	37,957	43,388
Interest on short term debt	7,327	15,015
Interest on long term debt	36,919	57,702
Depletion, depreciation and accretion	286,016	429,101
Foreign exchange loss (gain)	(8,607)	(7,111)
Losses on derivative contracts	137,746	72,697

	655,629	806,847

Income before taxes and non-controlling interest	48,824	39,349
Current and capital taxes	1,506	4,211
Future income tax recovery	(28,633)	(10,581)

Net income before non-controlling interest	75,951	45,719
Non-controlling interest — exchangeable shares	—	—

Net income for the period	75,951	45,719

Selected Pro Forma Operational Information
The following table sets out certain pro forma operational information for the oil and natural gas assets owned, directly or indirectly, on a consolidated basis by Harvest following completion of the Arrangement, for the periods indicated. Important information concerning the oil and natural gas properties and operations of Harvest and Viking is contained in the Harvest AIF, the Viking AIF, Harvest’s business acquisition report with respect to the Nexen Acquisition and Viking’s business acquisition report with respect to the acquisition of CNGT, all of which are incorporated herein by reference. Readers are encouraged to carefully review those documents as the information set forth in the table below is a summary only and is qualified in its entirety by the more detailed information contained in those documents.

	Pro Forma	Pro Forma
	Nine Months Ended	Year Ended
	September 30, 2005	December 31, 2004
Average Daily Production (1)
Crude oil (Bbls/d)	46,804	48,983
Natural gas (Mcf/d)	104,509	109,747
NGL (Bbls/d)	2,023	2,261

Combined (Boe/d)	66,246	69,535

Pro Forma
Year Ended
December 31, 2004
Total Proved Reserves (1)(2)(3)
Light/medium crude oil (Mbbls)	76,366
Heavy oil (Mbbls)	37,309
Natural gas (MMcf)	244,737
NGL (Mbbls)	6,167

Combined (Mboe)	160,631

Total Proved Plus Probable Reserves (1)(2)(3)
Light/medium crude oil (Mbbls)	97,767
Heavy oil (Mbbls)	56,367
Natural gas (MMcf)	318,548
NGL (Mbbls)	7,849

Combined (MBoe)	215,074

Net Undeveloped Land Holdings as at December 31, 2004 (acres) (4)	728,849

Notes:

(1)	Both periods include pro forma information for the CNGT, Kensington, Krang assets acquired by Viking in 2005 and the Nexen Properties acquired by Harvest in 2005. The year ended December 31, 2004 also includes pro forma information relating to the Storm and EnCana assets acquired by Harvest in 2004.

(2)	Reserves for Viking, CNGT and Kensington have been evaluated by GLJ effective January 1, 2005 using the GLJ January 1, 2005 posted pricing. Reserves for Krang are effective April 30, 2005 and have been evaluated by GLJ and are based on the GLJ April 2005 posted price deck. Reserves for Harvest as at January 1, 2005 were evaluated by McDaniels, Paddock and GLJ effective January 1, 2005 using the McDaniels January 2005 price deck. The Nexen Properties reserves have been evaluated by Sproule, are effective April 1, 2005 and use a price deck provided by the Nexen Vendor.

(3)	Reserves are presented as working interest before royalties.

(4)	Undeveloped land acreage for Harvest, Viking, CNGT, Kensington and the Nexen Properties are as at December 31, 2004. Krang undeveloped land is as of June 9, 2005.
Directors and Officers of Harvest Upon Completion of the Arrangement
The following table sets forth the name, municipality of residence and positions for each of the proposed directors and officers of HOC upon completion of the Arrangement, together with their principal occupations during the last five years. The directors of HOC shall hold office until the next annual meeting of Unitholders or until their respective successors have been duly elected or appointed.

Name and	Proposed Position
Municipality of Residence	with HOC	Principal Occupation During the Last Five Years

Kevin A. Bennett Calgary, Alberta	Director	Professional engineer; independent businessman involved in founding and the directorship of several oil and gas, and energy services companies. Co-founded Harvest in 2002 with Mr. Chernoff. From September 1998 to September 2001, was President, COO and a director of Ventus Energy Ltd.

Dale Blue Mississauga, Ontario	Director	Independent consultant who until 2001 served as Chairman, President & Chief Executive Officer of Chase Manhattan Bank of Canada, and Managing Director of Chase Manhattan Bank in New York. Mr. Blue has over thirty years experience in financial services, and has served on numerous domestic and international Boards.

Name and	Proposed Position
Municipality of Residence	with HOC	Principal Occupation During the Last Five Years
David Boone Calgary, Alberta	Director	Professional Engineer. Mr. Boone began his career with Imperial Oil holding various positions and joined PanCanadian Petroleum in 2000 as Executive Vice-President and Chief Operating Officer. He was named Executive Vice President of EnCana Corporation upon its founding in early 2002 and President of the company’s Offshore and International Operations Division. In 2003 he founded a new oil and gas company, Escavar Energy Inc. and is currently President of that company. He is also a Vice-Chair of the Canadian National Committee of the World Petroleum Congress.

John A. Brussa Calgary, Alberta	Director	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).

M. Bruce Chernoff Calgary, Alberta	Chairman	Professional Engineer; Chairman of HOC; President and Director of Caribou Capital Corp. (“Caribou”) (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. (“Petrobank”) (a public oil and natural gas company); from February to June 1999, Executive Vice President and Chief Financial Officer of Pacalta Resources Ltd. (“Pacalta”) (a public oil and natural gas company); prior thereto, Executive Vice President of Pacalta.

William A. Friley Jr. Calgary, Alberta	Director	Mr. Friley is currently President and Chief Executive Officer of Telluride Oil and Gas Ltd., President of Skyeland Oils Ltd., a Director of Mustang Resources Inc., and Chairman of TimberRock Energy Corporation. Prior thereto, Mr. Friley was President and Chief Executive Officer of Triumph Energy Corporation.

Verne G. Johnson Calgary, Alberta	Director	President of KristErin Resources Inc., a private family company since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; President of Ziff Energy Group (an energy consulting company) from 1997 to 1999; President and Chief Executive Officer of ELAN Energy Inc. (a public oil and natural gas company) from 1989 to 1997.

Hector J. McFadyen Calgary, Alberta	Director	Independent businessman and Director of Hunting PLC (a UK based public international oil services company); director of Computershare Trust Company of Canada (a private Canadian company that manages various trust related activities for public and private companies throughout North America); formerly, President, Midstream Division, Alberta Energy Company Ltd. (a public oil and natural gas company) from 1995 to 2002.

Name and	Proposed Position
Municipality of Residence	with HOC	Principal Occupation During the Last Five Years
Hank B. Swartout Calgary, Alberta	Director	Independent businessman and Chairman of Precision Drilling Corporation; Chairman, President and Chief Executive Officer of Precision Drilling Corporation from 1987 to 2005.

John Zahary Calgary, Alberta	President and Chief Executive Officer	Professional Engineer, President and Chief Executive Officer of VHI since May 11, 2004; President of Petrovera Resources from June 1999 to March 2004. Previously, Mr. Zahary was Vice President, Van Horne Business Unit at PanCanadian Petroleum Limited and has also held senior positions at Canadian Oil Sands Trust, Gulf Canada Resources Ltd., Imperial Oil Limited, and Texaco Canada Resources.

Robert Fotheringham Calgary, Alberta	Vice President, Finance and Chief Financial Officer	Chartered Accountant, Vice President and Chief Financial Officer of VHI since June, 2004; Chief Financial Officer of Inter Pipeline Fund from February 2003 to April 2004; Chief Financial Officer of True North Energy Corporation from November 2001 to January 2003; Chief Financial Officer of Canadian Oil Sands Investment Inc. from July 1997 to November 2001.

Robert Morgan Calgary, Alberta	Vice President, Engineering and Chief Operating Officer	Professional Engineer, Vice President, Operations and Corporate Development of VHI since June, 2004; Manager, Planning at Canadian Natural Resources Limited from March 2004 to June 2004; Vice President Corporate Development, and Vice President Engineering of Petrovera Resources from May 1999 to March 2004.

Jacob Roorda Calgary, Alberta	Vice President, Corporate	Professional Engineer, President of HOC since August 2002; from June 1999 to July 2002, Managing Director, Research Capital (a mid-sized investment banking dealer); from January 1996 to March 1999, Vice President, Corporate, Director and co-founder of PrimeWest Energy Trust (a public energy trust); from May 1991 to January 1996, Manager, Business Development, Fletcher Challenge (a private oil and natural gas company).

J.A. Ralston Calgary, Alberta	Vice President, Production	Vice President, Operations of HOC since July 2002; from 1996 to 2002, Manager, Production of Penn West Petroleum (a public oil and natural gas company).

James A. Campbell Calgary, Alberta	Vice President, Geosciences	Vice President, Geosciences of HOC since May 2004; prior thereto, Manager, Geosciences from August 2002 to May 2004. From August 1997 to July, 2002, Vice President Exploration with Navigo Energy Inc. (and predecessor public oil and natural gas companies).

Name and	Proposed Position
Municipality of Residence	with HOC	Principal Occupation During the Last Five Years
David J. Rain Calgary, Alberta	Corporate Secretary	Chartered Accountant; Vice President, CFO and Corporate Secretary of HOC since July 2004; prior thereto Vice President, Finance and Chief Financial Officer of Petrobank from October 2001 to March 2004; Vice President and Director of Caribou since June 1999; from April 2000 to September 2001, Director, Corporate Finance of Petrobank; from May 1997 to June 1999, Corporate Controller and Treasurer of Pacalta.
HOC intends to re-constitute its Audit Committee, Corporate Governance Committee, Reserves, Safety and Environment Committee and Compensation Committee upon completion of the Arrangement, each of which committee will be comprised of independent members of the Harvest Board of Directors.
After giving effect to the Arrangement, and based on certain assumptions, the number of Harvest Units beneficially owned, directly or indirectly, by all of the proposed directors and officers of HOC and their associates following completion of the Arrangement will be an aggregate of approximately 10,234,594 Harvest Units (approximately 10% of the issued and outstanding Harvest Units).
Pro Forma Consolidated Capitalization
The following table sets forth the consolidated capitalization of Harvest as at December 31, 2004, and as at September 30, 2005 both before and after giving effect to the completion of the Arrangement on a pro forma basis. See also Appendix G, “Pro Forma Financial Statements of Harvest”.

		As at September 30,
		2005 before giving	As at September 30,
	As at December 31,	effect to the	2005 after giving effect
Designation (Authorization)	2004	Arrangement	to the Arrangement (5)
	(amounts in $000’s, except where noted)
Bank Debt ($400 million)(1)(3)	75,519	34,649	139,308
Harvest 9% Debentures ($60 million)(2)	10,700	1,898	1,898
Harvest 8% Debentures ($100 million)(2)	15,159	5,758	5,758
Harvest 6.5% Debentures ($75 million)(2)	nil	56,827	56,827
Viking 10.5% Debentures ($75 million)(3)	nil	nil	40,531
Viking 6.4% Debentures ($175 million)(3)	nil	nil	175,000
Senior Notes (US $250 million)(4)	300,500	290,675	290,675
Unitholders’ Capital	465,524	703,641	2,322,675
Units(5)	(41,788,000 units)	(51,558,000 units)	(97,256,600 units)(5)
(unlimited)
Special Voting Units	1 unit	1 unit	nil
(unlimited)	(1 unit; 504,047 votes)	(1 unit; 219,405 votes)	(no units; no votes)

Notes:

(1)	See “Information Concerning Harvest Energy Trust – External Debt – Senior Secured Debt” and “Information Concerning Viking Energy Trust – External Debt – Credit Facilities”. Harvest anticipates negotiating a new credit facility following completion of the Arrangement reflecting the addition of the Viking Assets.

(2)	See “Information Concerning Harvest Energy Trust – External Debt – Harvest Debentures”. The debenture balance represents the face value of the outstanding debentures.

(3)	Under the Arrangement, Harvest will assume all of the covenants and obligations of Viking under the Viking Debenture Indenture in respect of the outstanding Viking Debentures. See “Information Concerning Viking Energy Royalty Trust – External Debt – Viking Debentures”. The debenture balance represents the face value of the outstanding debentures. Reflects the issuance of $175 million of 6.4% Debentures by Viking, the net proceeds ($167.6 million) of which were used to repay Viking bank debt, and the conversion of $32 million of Viking 10.5% Debentures to 4,419,993 Viking Units, subsequent to September 30, 2005.

(4)	See “Information Concerning Harvest Energy Trust – External Debt – Senior Unsecured Notes”.

(5)	Assumes that the same number of Harvest Units and Viking Units are outstanding as were outstanding at September 30, 2005 and: (i) no Dissent Rights are exercised; (ii) an aggregate of 324,896 Harvest Units are issued pursuant to 35,256 outstanding Harvest Awards and 693,425 outstanding Viking Awards; (iii) an aggregate of 875,000 Harvest Units are issued pursuant to 1,558,000 outstanding Harvest Rights and 940,700 outstanding Viking Rights (assuming the Harvest Rights are settled on a net benefit basis); (iv) no Harvest Debentures and no Viking Debentures are converted into Harvest Units or Viking Units after September 30, 2005 and prior to the Effective Time, except for the $32 million tranche of Viking Debentures converted and disclosed subsequent to September 30, 2005; and (v) all of the Harvest Exchangeable Shareholders elect to receive Harvest Units pursuant to the Arrangement.

Principal Holders of Trust Units
After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of HOC and VHI, no person will own, directly or indirectly, or exercise control or direction over Harvest Units carrying more than 10% of the votes attached to all of the issued and outstanding Harvest Units.
Risk Factors
An investment in Harvest Units is subject to certain risks. Investors should carefully consider the risks described under the heading “Information Relating to Harvest Energy Trust – Risk Factors” and “Information Concerning Viking Energy Royalty Trust – Risk Factors” in this Information Circular (including those risk factors incorporated by reference in this Information Circular) as well as the risk factors set forth below.
Risks Inherent to the Arrangement
Possible Failure to Realize Anticipated Benefits of the Arrangement
Harvest and Viking are proposing to complete the Arrangement to strengthen the position of Harvest in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Harvest’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Harvest’s operating subsidiaries. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Harvest’s ability to achieve the anticipated benefits of the Arrangement.
Failure to Obtain Necessary Approvals for Completion of the Arrangement
Completion of the Arrangement is subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory and securityholder approvals. The failure to obtain any such approvals will prevent Harvest and Viking from completing the Arrangement and may have a material adverse affect on the business and affairs of Harvest or Viking or the trading price of Harvest Units or Viking Units.
Possible Canadian Federal Income Tax Law Changes
On September 8, 2005, the Department of Finance of the Government of Canada released its consultation paper “Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)”. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax law and/or provincial income tax law respecting flow-through entities will not be changed at any time following completion of the Arrangement in a manner which adversely or materially affects Harvest, Harvest Unitholders, holders of Harvest Debentures or holders of Viking Debentures.

Risks Inherent to Harvest’s Business and Harvest Units
Reserve Estimates
The reserve and recovery information contained in the Harvest Report, the Viking Report, the CNGT Report and the Kensington Report, and attributable to the properties acquired by Harvest pursuant to the Nexen Acquisition and by Viking pursuant to the Krang Acquisition, are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared. In addition, probable reserve estimates for properties may require revision based on the actual development strategies employed to prove such reserves. Estimated reserves may also be affected by changes in oil and natural gas prices. Declines in the reserves of the Harvest operating subsidiaries following completion of the Arrangement which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Harvest Units to Harvest Unitholders.
Volatility of Oil and Natural Gas Prices
Harvest’s operational results and financial condition are dependent on the prices received by Harvest for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Harvest’s control. Any decline in oil and natural gas prices could have an adverse effect on Harvest’s financial condition and therefore on the distributable income available to Harvest Unitholders as well as on the future value of Harvest’s reserves as determined by independent evaluators.
Variations in Foreign Exchange Rates and Interest Rates
Harvest’s expenses will be denominated in Canadian dollars, while much of its sales and the price of oil and natural gas will generally be denominated in U.S. dollars. As the exchange rate for the Canadian dollar versus the U.S. dollar increases, Harvest receives fewer Canadian dollars for its production. If the value of the Canadian dollar against the U.S. dollar continues to increase as it has over recent years, the ability of Harvest to maintain distributions at proposed levels may be negatively affected. Harvest management may initiate certain hedges to mitigate these risks. Future fluctuations in the Canadian/United States foreign exchange rate may impact future distributions and the future value of Harvest’s reserves as determined by independent evaluators. In addition, variations in interest rates could result in a significant change in the amount Harvest pays to service debt, potentially impacting distributions to Harvest Unitholders.
Crude Oil Differentials
Harvest’s crude oil production, including Viking’s crude oil production to be acquired by Harvest pursuant to the Arrangement, is comprised of a mix of light, medium and heavy oil. Processing medium oil and heavy oil is more expensive than processing conventional light oil, and such processing yields less valuable products compared to refining light oil; accordingly, producers of heavy oil or medium oil receive lower wellhead prices. The differential between light oil and heavy oil or medium oil has fluctuated widely during recent years and when considered with the fluctuating prices of light oil, substantially increases the volatility of prices for heavy oil and medium oil. Any increase in the differentials could result in lower prices being received for petroleum and could have a material adverse effect on Harvest’s operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Volatility in the differential is a result of an availability of supply, seasonal demand, pipeline constraints and conversion capacity of refineries, which are beyond the control of Harvest or HOC. Although Harvest has acquired hedges which have fixed the differential between light and heavy oil as a percentage of light oil prices, these hedges only extend to the end of 2006 and apply to only 10,000 BOPD of Harvest’s total medium and heavy oil production.
Operational Matters
The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Harvest’s assets and possible liability to third parties. Harvest will employ prudent risk management practices and maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Harvest may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce income received from Harvest’s operations.
Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although Harvest intends to operate the majority of its properties, there is no guarantee that it will remain operator of such properties following completion of the Arrangement or that Harvest will operate other properties it may acquire in the future.
Harvest’s ability to market oil and natural gas from its wells also depends upon numerous other factors beyond its control, including:
•	the availability of capacity to refine heavy oil;

•	the availability of natural gas processing capacity;

•	the availability of pipeline capacity;

•	the availability of diluent to blend with heavy oil to enable transportation;

•	the price of oilfield services and

•	the effects of inclement weather.
Because of these factors, Harvest may be unable to market all of the oil and natural gas it produces or to obtain favourable prices for the oil and natural gas it produces.
Debt Service
After giving effect to the Arrangement, Harvest’s aggregate indebtedness for borrowed money will be approximately $730 million. Harvest anticipates negotiating a new credit facility with lenders following completion of the Arrangement reflecting the addition of the Viking Assets. It is expected that such facility will be senior debt. In addition to being subordinate to the interests of such lenders, the interests of Harvest’s Operating Subsidiaries in their respective assets will be subordinate to the interests of such lenders and other creditors and, accordingly, in the event of insolvency or restructuring proceedings relating to Harvest’s subsidiaries, holders of senior indebtedness, other security holders and creditors with claims which rank in priority to those of Harvest’s Operating Subsidiaries will receive payment in full prior to any payment to Harvest or Harvest Unitholders.
Harvest and the Harvest Operating Subsidiaries will be required to meet certain ongoing financial and other covenants under the new credit facilities. The covenants will be in the form of customary restrictions on their respective operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of assets. Harvest will continue to be subject to certain covenants under its senior note indenture, including limitations on the ability of Harvest or HOC to issue incremental debt, and to pay cash distributions to Harvest Unitholders in certain circumstances.
Delay in Cash Distributions
In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of Harvest’s properties, and by the operator to Harvest, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Harvest’s properties or the establishment by the operator of reserves for such expenses.

Variability of Cash Distributions
Harvest’s operating subsidiaries will retain a portion of cash flows from Harvest’s properties to facilitate future acquisitions and development of such properties. Harvest management believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all cash flows from Harvest’s properties were paid to Harvest and subsequently distributed to Harvest Unitholders. Future cash flows generated by such additional properties may not be similar to those of the Harvest properties following completion of the Arrangement and may not generate sufficient cash flows to allow Harvest’s operating subsidiaries to generate sufficient income to allow Harvest to maintain consistent distributions from Harvest over a long period of time.
Depletion of Reserves (Sustainability)
Harvest has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash available for distribution in respect of Harvest’s properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Harvest will not be reinvesting cash flow in the same manner as other industry participants as it makes cash distributions to Harvest Unitholders. Accordingly, absent additional capital investment in properties, initial production levels and reserves attributable to Harvest’s properties will decline.
Harvest Units will have no value when reserves from Harvest’s properties can no longer be economically produced and, as a result, subscribers for Harvest Units will need to obtain a return of capital invested during the period when reserves can be economically recovered.
Additional Financing
To the extent that external sources of capital, including the issuance of additional Harvest Units, becomes limited or unavailable, Harvest’s and HOC’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent Harvest or HOC is required to use cash flow to finance capital expenditures or property acquisitions, the level of Harvest’s cash available for distribution will be reduced.
Return of Capital
Harvest Units will have no value when reserves from the underlying assets of Harvest can no longer be economically produced and, as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment.
Dilution
The Harvest Trust Indenture provides that Harvest Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. Pursuant to the Arrangement, Viking Unitholders will receive for each Viking Unit, 0.25 of a Harvest Unit and Harvest Exchangeable Shareholders will have the right, but not the obligation, to participate in the Arrangement and receive that number of Harvest Units into which their Harvest Exchangeable Shares are exchangeable as of the effective date of the Arrangement. In addition, Harvest may issue additional Harvest Units from time to time pursuant to the Harvest Incentive Plans. The issuance of these Harvest Units could result in dilution to holders of Harvest Units.
Net Asset Value
Harvest’s net asset value will vary dependent upon a number of factors beyond the control of Harvest management, including oil and natural gas prices. The trading prices of the Harvest Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of Harvest.

Environmental Concerns
The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or the issuance of clean up orders in respect of Harvest or its properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Harvest. In December 2002, the Government of Canada ratified the Kyoto Protocol (the “Protocol”). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The Protocol was subsequently ratified and became legally binding, and is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of the implementation of this Protocol have yet to be announced, it is difficult to determine what, if any, impact the Protocol may have on Harvest’s environmental liabilities following completion of the Arrangement, on prices for oil and natural gas or on other general economic factors, which may affect Harvest’s cash available for distribution.
Reliance on Harvest Management
Harvest Unitholders will be dependent on the management of HOC, as constituted following the Arrangement, in respect of the administration and management of all matters relating to Harvest and its properties and operations. Investors who are not willing to rely on the management of the Corporation should not invest in Harvest Units.
Impact of Future Capital Expenditures
The reserve value of Harvest’s properties, including the properties of Viking to be acquired pursuant to the Arrangement, as estimated by independent reserve engineering evaluators, is based in part on cash flows to be generated in future years as a result of future capital expenditures. The reserve value of Harvest’s properties, including the properties of Viking to be acquired pursuant to the Arrangement, as estimated by independent reserve engineering evaluators will be reduced to the extent that such capital expenditures on such properties do not achieve the level of success assumed in such engineering reports.
Competition
There is strong competition relating to all aspects of the oil and natural gas industry. Harvest and HOC will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Harvest. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.
Failure to Maintain Listing of the Harvest Units on the TSX and the NYSE
The Harvest Units are currently listed and posted for trading on the facilities of the TSX and the NYSE and application has been made to the TSX to list on the TSX the additional Harvest Units issuable pursuant to the Arrangement. The failure of Harvest to meet the applicable listing or other requirements of the TSX in the future may result in the Harvest Units ceasing to be listed and posted for trading on the TSX which would have a material adverse affect on the value of Harvest Units. Harvest is required to make a supplemental application to continue its listing on the NYSE following the Arrangement. There can be no assurance that Harvest Units will continue to be listed and posted for trading on the TSX or the NYSE for the life of the Harvest Units.
Potential Conflicts of Interest
Circumstances may arise where members of the Harvest Board of Directors or officers of HOC are directors or officers of corporations which are in competition to the interests of Harvest or HOC. No assurances can be given that opportunities identified by such board members or officers will be provided to Harvest or HOC.

Structure of Harvest
From time to time, Harvest may take steps to organize its affairs in a manner that minimizes taxes and other expenses payable with respect to the operation of Harvest and its operating subsidiaries and maximizes the amount of cash available for distribution to Harvest Unitholders. If the manner in which Harvest structures its affairs is successfully challenged by a taxation or other authority, the amount of cash available for distribution to Harvest Unitholders may be affected.
Nature of Harvest Units
Securities such as the Harvest Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Harvest Units are dissimilar to debt instruments in that there is no principal amount owing to Harvest Unitholders. The Harvest Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in HOC. The Harvest Units represent a fractional interest in Harvest. As holders of Harvest Units, Harvest Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. Harvest’s sole assets will be securities of its direct and indirect subsidiaries, permitted investments, various net profit interests, certain royalties and related contractual rights. The market price per Harvest Unit will be a function of anticipated cash available for distribution by Harvest to Harvest Unitholders, the value of Harvest’s properties and Harvest’s ability to effect long-term value growth. The issue price of each Harvest Unit will be greater than the per Harvest Unit reserve value of the Harvest’s properties after giving effect to the Arrangement. The market price of the Harvest Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of Harvest to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Harvest Units.
Investment Eligibility; Mutual Fund Trust Status
If Harvest ceases to qualify as a mutual fund trust at any time following completion of the Arrangement, the Harvest Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs (“Deferred Plans”). Where at the end of any month a Deferred Plan holds Harvest Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Harvest Units at the time such Harvest Units were acquired by the Deferred Plan. In addition, where a trust governed by an RRSP or RRIF holds Harvest Units that are not qualified investments, such a trust will become taxable on its income attributable to the Harvest Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Harvest Units while they are not qualified investments. Where a trust governed by an RESP holds Harvest Units that are not qualified investments, the plan’s registration may be revoked. In addition, if Harvest were to cease to qualify as a mutual fund trust:
(a)	Harvest would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Harvest Unitholders, particularly Harvest Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax; and

(b)	Harvest Units held by Harvest Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Harvest Units held by them.
Unitholder Limited Liability
The Harvest Trust Indenture provides that no Harvest Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the “Trust Fund” (as defined in the Harvest Trust Indenture) or the obligations or affairs of Harvest or with respect to any act performed by the Harvest Trustee or by any other person pursuant to the Harvest Trust Indenture or with respect to any act or omission of the Harvest Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Harvest Trustee or such other person hereunder or with respect to any transaction entered into by the Harvest Trustee or by any other person pursuant to the Harvest Trust Indenture. No

Harvest Unitholder shall be liable to indemnify the Harvest Trustee or any such other person with respect to any such liability or liabilities incurred by the Harvest Trustee or by any such other person or persons or with respect to any taxes payable by Harvest or by the Harvest Trustee or by any other person on behalf of or in connection with Harvest. Notwithstanding the foregoing, to the extent that any Harvest Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund (as defined in the Harvest Trust Indenture), and Harvest (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Harvest Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Harvest Unitholder from or arising as a result of such Harvest Unitholder not having any such limited liability.
The Harvest Trust Indenture also provides that all contracts signed by or on behalf of Harvest, whether by HOC, the Harvest Trustee, or otherwise, must (except as the Harvest Trustee or HOC may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Harvest Unitholders personally. Notwithstanding the terms of the Harvest Trust Indenture, Harvest Unitholders may not be protected from liabilities of Harvest to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against Harvest (to the extent that claims are not satisfied by Harvest) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Harvest Unitholders of this nature arising is considered unlikely by the Harvest Board of Directors in view of the fact that all business operations will be carried on by HOC, VHI or other Harvest Operating Subsidiaries following completion of the Arrangement.
The activities of Harvest and HOC, its wholly-owned subsidiary, are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to Harvest Unitholders for claims against Harvest including by obtaining appropriate insurance, where available, for the operations of HOC and having contracts signed by or on behalf of Harvest include a provision that such obligations are not binding upon Harvest Unitholders personally.
The provinces of Alberta and Ontario have recently passed legislation providing unitholders of mutual fund trusts the same limited liability protections afforded shareholders of corporations.
INFORMATION CONCERNING HARVEST ENERGY TRUST
General
Harvest is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Harvest Trust Indenture. The head and principal office of Harvest is located at Suite 2100, 330 5th Avenue S.W., Calgary, Alberta T2P 0L4. Harvest was formed on July 10, 2002. All oil and natural gas operations are conducted through HOC and Harvest is managed solely by HOC pursuant to the Harvest Trust Indenture and the Harvest Administration Agreement.
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned (directly or indirectly) by Harvest, the nature of the entity and the jurisdiction of incorporation, continuance or formation of Harvest’s material subsidiaries, partnerships and trusts either, direct or indirect, as at the date hereof. Pursuant to the Arrangement, Harvest Sask Energy Trust will be liquidated and its assets transferred to, and liabilities assumed by, HOC.

	Percentage of
	voting securities		Jurisdiction of
	(directly or		Incorporation/
	indirectly)	Nature of Entity	Formation
Harvest Operations Corp.	100%	Corporation	Alberta
Harvest Sask Energy Trust	100%	Trust	Alberta
Harvest Breeze Trust No. 1	100%	Trust	Alberta
Harvest Breeze Trust No. 2	100%	Trust	Alberta
Breeze Resources Partnership	100%	General Partnership	Alberta
Hay River Partnership	100%	General Partnership	Alberta
Redearth Partnership	60%	General Partnership	Alberta
Organization Structure of Harvest
The following diagram describes, the inter-corporate relationships among Harvest and its material subsidiaries, trusts and partnerships (each such subsidiary being created, formed or organized, as the case may be, and governed by the laws of the Province of Alberta unless otherwise noted).

Notes:

(1)	All operations and management of Harvest and the Harvest Operating Subsidiaries are conducted through HOC. Harvest holds all of the voting securities of HOC and of Harvest Sask Energy Trust.

(2)	Harvest receives regular monthly payments in accordance with the Harvest NPI Agreements as well as distributions and interest payments from HOC, Harvest Sask Energy Trust, Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2.

(3)	Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 have also issued priority trust units to HOC.

(4)	These funds represent funds from operations retained by Harvest and invested in capital expenditures on existing oil and natural gas properties, acquisition of new properties and current abandonment and reclamation activities. No funds are retained in separate accounts for purposes of funding future expenditures of this nature.

Summary Description of the Business of Harvest
The principal undertaking of Harvest is to issue Harvest Units and to acquire and hold net profits interests, royalties, notes and other interests. The direct and indirect subsidiaries, trusts and partnerships of Harvest carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto. Cash flow from the Harvest Properties is flowed from the Harvest Operating Subsidiaries to Harvest by way of payments by HOC, HST and HBT1 under the Harvest NPI Agreements, interest payments and principal repayments by HOC, HBT1 and HBT2 on certain of the Harvest Notes and payments by HST, HBT2 and the Redearth Partnership of trust and partnership distributions. Harvest also receives cash flow from Harvest Direct Royalties.
The Harvest Trustee may declare payable to the Harvest Unitholders all or any part of the income of Harvest. It is currently anticipated that the only income to be received by Harvest will be from payments received from HOC, HST and HBT1 pursuant to the Harvest NPI Agreements, interest and principal repayments received from HOC, HBT1 and HBT2 on the principal amount of certain of the Harvest Notes and distributions received from HST and HBT2 and payments received on Harvest Direct Royalties. Harvest makes monthly cash distributions to Harvest Unitholders of the income earned under the Harvest NPI Agreements, after expenses, if any, interest income earned from certain of the Harvest Notes, cash distributions from HST and HBT2, principal repayments on intercorporate debt, dividends from subsidiaries and payments received on Harvest Direct Royalties.
Cash distributions are made on or about the 15th day of each month to Harvest Unitholders of record on or about the 22nd day of the immediately preceding month.
Through Harvest, Harvest Unitholders participate in distributions from HOC and the other Harvest Operating Subsidiaries to the extent authorized by the Harvest Board of Directors. HOC’s current policy is to endeavor to retain approximately 30 to 50% of Harvest’s consolidated cash flow over time to fund capital expenditures and to distribute the balance to Harvest Unitholders. The actual percentage retained is subject to the discretion of the Harvest Board of Directors and may vary from month to month depending on, among other things, the current and anticipated commodity price environment. See “Information Concerning Harvest Energy Trust – Distribution History”.
HOC directly and through the other Harvest Operating Subsidiaries, is actively involved in the acquisition, exploitation, development, production, processing and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan.
Documents Incorporated by Reference
Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of HOC at 2100, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4, (toll free number 1-886-666-1178). In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Harvest’s SEDAR profile number is 21007.
The following documents of Harvest filed with the various securities commissions or similar authorities in the jurisdictions where Harvest is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:
(a)	the Harvest AIF;

(b)	the material change report dated March 14, 2005, relating to the fourth quarter of 2004 and full year 2004 financial and operating results;

(c)	the material change report dated June 29, 2005, relating to, among other things, the Nexen Acquisition;

(d)	the material change report dated December 5, 2005 with respect to the Arrangement;

(e)	the audited amended comparative consolidated financial statements and notes thereto of Harvest for the years ended December 31, 2004 and 2003, together with the report of the auditors’ thereon;

(f)	management’s discussion and analysis of financial condition and operating results of Harvest for the year ended December 31, 2004;

(g)	the unaudited comparative interim consolidated financial statements of Harvest as at the three and nine months ended September 30, 2005 and management’s discussion and analysis of financial condition and operating results of Harvest for the three and nine months ended September 30, 2005;

(h)	the Information Circular – Proxy Statement of Harvest dated March 16, 2005 relating to the annual and special meeting of Harvest Unitholders held on May 4, 2005;

(i)	the business acquisition report (the “Harvest BAR”) of Harvest dated October 14, 2005 with respect to the indirect acquisition by Harvest of HRP and related assets from the Nexen Vendor including, without limitation, the unaudited pro forma consolidated balance sheet as a June 30, 2005, the unaudited pro forma consolidated statement of income for the six months ended June 30, 2005 and the year ended December 31, 2004 and the notes thereto (together with the compilation report thereon) and the audited and unaudited schedule of revenue and expenses of the Nexen Properties for each of the six month periods ended June 30, 2005 and June 30, 2004 and for each of the years in the two year period ended December 31, 2004 and the notes thereto (together with the auditors’ report thereon), each as set forth in the Harvest BAR as Appendix “A” and Appendix “B” thereto, respectively;

(j)	the information set forth under the heading “Stability Ratings” on page 26 of the short form prospectus of Harvest dated July 20, 2005;

(k)	the audited consolidated financial statements of Storm as at December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period from commencement of operations on August 23, 2002 to December 31, 2002, together with the notes thereto and the report of the auditors thereon, which financial statements are included in the short form prospectus of HOC dated January 10, 2005 in respect of an exchange offer for the then outstanding 7 7/8% senior notes of HOC due 2011 unconditionally guaranteed by Harvest (the “Exchange Offer Prospectus”);

(l)	the unaudited comparative interim consolidated financial statements of Storm for the three months ended March 31, 2004, which financial statements are attached to the Exchange Offer Prospectus;

(m)	the audited schedule of revenues, royalties and expenses of the EnCana Properties (referred to therein as the “New Properties”) for the two years ended December 31, 2003 and 2002, which financial statements are attached to the Exchange Offer Prospectus; and

(n)	the unaudited schedule of revenues, royalties and expenses of the EnCana Properties (referred to therein as the “New Properties”) for the six months ended June 30, 2004 and 2003, which financial statements are attached to the Exchange Offer Prospectus.
Any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Harvest with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.
Recent Developments
Nexen Acquisition
On June 23, 2005, HBT1 and HBT2 entered into the Nexen Purchase Agreement with the Nexen Vendor providing for the acquisition of HRP and related assets for the purchase price of approximately $238 million in cash, after interim period adjustments. The acquisition of HRP and related assets had an effective date of March 31, 2005 and was completed on August 2, 2005. The Nexen Properties consisted of crude oil and natural gas properties contained within HRP as well as pipeline and other related assets acquired from the Nexen Vendor. The Nexen Properties consisted primarily of medium gravity crude oil assets located in Northeastern British Columbia which had average gross production for the three months ended June 30, 2005 of approximately 5,849 Boe per day. The Nexen Properties also included undeveloped lands located in British Columbia and Alberta.
Exchange Offer
On January 10, 2005, HOC completed an exchange offer whereby the outstanding U.S. $250 million of 7 7/8% senior notes due October 15, 2011, which were issued on October 14, 2004, were exchanged for U.S. $250 million of Harvest Senior Notes.
Amendment of Harvest Trust Indenture
At the annual and special meeting of Harvest Unitholders held May 4, 2005 (the “2005 Harvest Unitholder Meeting”), Harvest Unitholders approved by way of a special resolution certain amendments to the Harvest Trust Indenture. Such amendments included: (i) amendments largely technical in nature to allow for direct borrowing by Harvest and all of Harvest’s affiliated entities rather than just through HOC; (ii) expanding the purposes of Harvest to allow Harvest to directly undertake such other businesses and activities as are approved by the Harvest Board of Directors; (iii) allowing further amendments to the Harvest Trust Indenture without Harvest Unitholder approval in certain additional circumstances, namely, allowing the Harvest Trustee to approve any amendment that is, in the opinion of the Harvest Trustee, necessary or desirable as a result of changes or proposed changes in taxation laws or the administration or enforcement thereof or changes in laws by which Harvest is governed in order to provide Harvest Unitholders access to the benefits of any new legislation that would limit their liability; (iv) to allow Harvest to sell, transfer or assign any or all of its assets without Harvest Unitholder approval provided that such sale, transfer or assignment is to entities that are directly or indirectly wholly owned by Harvest; (v) to clarify the limitations on delegation to HOC or any other person to clearly provide that the Harvest Trustee may not delegate any authority with respect to the Harvest Trustee’s duties as transfer agent, termination of the Harvest Trust Indenture, the waiver of performance of any material provisions of the Harvest Trust Indenture or the distribution of distributable income; and (vi) a number of immaterial amendments to eliminate references to certain agreements that are no longer in force, to update the references to agreements which have been amended, to add references to certain of Harvest controlled entities and to make other technical amendments. The amendments to the Harvest Trust Indenture which were approved at the 2005 Harvest Unitholder Meeting were effective May 4, 2005.
Amendment of the Harvest Trust Unit Rights Incentive Plan
At the 2005 Harvest Unitholder Meeting, Harvest Unitholders also approved the following amendments to the Harvest Trust Unit Rights Incentive Plan: (i) deleting references to a maximum number of Harvest Unit rights issuable or reserved pursuant to the Harvest Trust Unit Rights Incentive Plan, and to provide that the maximum number of Harvest Units issuable pursuant to the Harvest Trust Unit Rights Incentive Plan shall be a “rolling” maximum equal to 7% of the outstanding Harvest Units and the number of Harvest Units issuable upon the exchange of any outstanding Harvest Exchangeable Shares; (ii) amending the definition of “market price”, being the lowest price at which an exercise price of a right may be issued, to be in accordance with the revised TSX rules; (iii) the number of Harvest Units issued under the Harvest Trust Unit Rights Incentive Plan and all other Harvest Unit compensation arrangements to insiders may not exceed 10% of the outstanding Harvest Units and the number of Harvest Units issuable upon the exchange of any outstanding Harvest Exchangeable Shares and the number of Harvest Units issuable under the Harvest Trust Unit Rights Incentive Plan and all other Harvest Unit compensation arrangements to insiders, within a one year period, may not exceed 10% of the outstanding Harvest Units and the number of Harvest Units issuable upon the exchange of any outstanding Harvest Exchangeable Shares; and (iv) amending the Harvest Trust Unit Rights Incentive Plan to allow for the Harvest Board of Directors, by resolution, to amend the Harvest Trust Unit Rights Incentive Plan without Harvest Unitholder approval; however, the Harvest Board of Directors will not be entitled to amend a Harvest Unit right grant for a Harvest Unit held by an insider to lower the exercise price or to extend the expiry date.
Increase in Monthly Cash Distributions
On June 24, 2005, Harvest announced that the Harvest Board of Directors approved an increase in monthly distributions to $0.25 per Harvest Unit commencing with the distribution payable on August 15, 2005 to Harvest Unitholders of record as at July 29, 2005. On August 11, 2005, Harvest announced that the Harvest Board of Directors approved an increase in monthly distributions to $0.35 per Harvest Unit commencing with the distribution payable on September 15, 2005 to Harvest Unitholders of record as at August 25, 2005.
Premium DRIP
On August 17, 2005, Harvest announced its intention to implement a Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan (“Premium DRIP”) pursuant to which Harvest Unitholders could elect to receive Harvest Units in exchange for their monthly distribution or elect to receive Harvest Units in exchange for their monthly distributions and have those Trust Units delivered to a designated broker and receive 102% of the cash distribution which they would otherwise have been entitled to receive. This plan was subsequently put in place with respect to the distribution paid on September 15, 2005. Details of the Premium DRIP are described more fully in the plan document which is available on Harvest’s website at www.harvestenergy.ca.
Potential Acquisitions
Harvest continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. Harvest is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, other than as otherwise disclosed herein, Harvest has not reached agreement on the price or terms of any potential material acquisitions. Harvest cannot predict whether any current or future opportunities will result in one or more acquisitions for Harvest.
Public Financings
On August 2, 2005, Harvest completed a public financing of 6,505,600 subscription receipts (each representing the right to acquire one Harvest Unit) at a price of $26.90 for gross proceeds of $175 million and $75 million principal amount of Harvest 6.5% Debentures to a syndicate of underwriters led by National Bank Financial Inc. See “Information Concerning Harvest Energy Trust – External Debt – Harvest Debentures”. For additional information respecting historical public offering of securities of Harvest, see “General Development of the Business” in the Harvest AIF.

External Debt
Senior Secured Debt
HOC has credit facilities (the “Harvest Credit Facilities”) with a syndicate of lenders that includes a $375 million revolving term production facility and a $25 million revolving operating facility, to the extent the lender determined borrowing base is at least equal to $400 million. The Harvest Credit Facilities bear interest at the prime rate or U.S. base rate of the administrative agent for the lenders, LIBOR rates or bankers’ acceptances, in each case plus an applicable margin, based on the debt to cash flow ratio of Harvest on a consolidated basis and excluding existing Harvest Debentures from such debt. The Harvest Credit Facilities are subject to a semi-annual review where the lenders may redetermine the borrowing base. The Harvest Credit Facilities revolve until July 31, 2006 and mature 366 days later at which time the Harvest Credit Facilities must be repaid in full. However, HOC has the right to request that the term and maturity of the Harvest Credit Facilities be extended from time to time, in each case for a period of 364 days, subject to lenders consenting to such request and which request may involve extensions by some, but not necessarily all lenders. As at December 16, 2005, a total of approximately $57 million was outstanding under the Harvest Credit Facilities.
Under the Harvest Credit Facilities, the amount of the permitted borrowing base was initially established by, and is periodically redetermined by, the lenders thereunder. The borrowing base is set at the sole discretion of the lenders under the credit facilities. As of December 16, 2005, Harvest’s borrowing base under such facilities was Cdn $400 million. Harvest anticipates negotiating a new credit facility with lenders following completion of the Arrangement, reflecting the addition of the Viking Assets. See also “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization”.
The Harvest Credit Facilities have customary covenants including, but not limited to, covenants with respect to:
•	creating additional liens or security interests;

•	transferring or selling of assets;

•	entering into mergers and amalgamations;

•	incurring additional debt;

•	providing additional guarantees; and

•	entering into swaps and derivatives contracts.
Amounts outstanding under the Harvest Credit Facilities are guaranteed by Harvest and the Harvest Operating Subsidiaries and secured by a first charge in favour of the lenders over substantially all of the assets of the Harvest Operating Subsidiaries. If the Harvest Operating Subsidiaries become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the properties.
The payment of principal of, and interest on, the Harvest Debentures is subordinated in right of payment to the prior payment in full of all senior indebtedness and indebtedness to the trade creditors of Harvest. Upon the occurrence of a change of control of Harvest involving the acquisition of voting control over 66 2/3% or more of the Harvest Trust Units, Harvest will be required to make an offer to purchase all of the outstanding Harvest Debentures at price equal to 101% of their principal amount.
In the event of a bankruptcy, insolvency, liquidation or reorganization of Harvest or any of the other Harvest Operating Subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of Harvest and the other Harvest Operating Subsidiaries before any assets are made available for distribution to Harvest. The Harvest Units therefore effectively rank junior to the Harvest Credit Facilities and Harvest Senior Notes and most other liabilities (including trade payables) of Harvest and the other Harvest Operating Subsidiaries. Other than pursuant to the Harvest Credit Facilities and the Harvest Senior Notes, neither Harvest nor any of the other Harvest Operating Subsidiaries is limited in their ability to incur secured or unsecured indebtedness.
In addition, Harvest and the Harvest Operating Subsidiaries have entered into a subordination agreement in favour of the lenders under the Harvest Credit Facilities whereby the Harvest Operating Subsidiaries are restricted from making any distributions (including to Harvest) when (i) a default or event of default under the Harvest Credit Facilities has occurred and is continuing or (ii) outstanding loans under the Harvest Credit Facilities exceed the borrowing base set by the lenders thereunder until such time as such outstanding loans are reduced below such borrowing base.
Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts by the Harvest Operating Subsidiaries to Harvest. Although Harvest believes the Harvest Credit Facilities will be sufficient for the Harvest Operating Subsidiaries’ immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Harvest Operating Subsidiaries or that additional funds can be obtained or that upon expiration or completion of the Arrangement, the Harvest Credit Facilities can be refinanced on terms acceptable to Harvest, HOC and the other Harvest Operating Subsidiaries and to the applicable lenders.
Senior Unsecured Notes
Harvest has U.S. $250 million aggregate principal amount of Harvest Senior Notes outstanding, which bear interest, semi-annually, in arrears on October 15 and April 15 of each year, at a rate of 7.875% per year with principal payable on October 15, 2011. The Harvest Senior Notes are senior unsecured obligations and are not redeemable prior to October 15, 2008, except in limited circumstances. After that time they can be redeemed in whole or part at the rates indicated below:

Date	Percentage
October 15, 2008	103.938%
October 15, 2009	101.969%
October 15, 2010 and thereafter	100%
All payments with respect to the Harvest Senior Notes, including principal and interest, are fully and unconditionally guaranteed on an unsecured basis, jointly and severally, by all of the Harvest Operating Subsidiaries, other than HOC as the issuer thereunder. Upon specified change of control and asset sale events, each holder of a Harvest Senior Note has the right to require Harvest to purchase all or a portion of its notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. The indenture governing Harvest Senior Notes has customary covenants including, but not limited to, covenants with respect to:
•	restrictions on incurring additional indebtedness and issuing preferred stock;

•	restrictions on payment of dividends or distributions;

•	creating additional liens or security interests;

•	imposing restrictions on the ability to make certain payments and distributions;

•	making certain dispositions of assets;

•	engaging in transactions with affiliates and engaging in certain business activities;

•	engaging in mergers, consolidations and certain transfers of assets.
Harvest Debentures
The Harvest Debentures each have substantially similar terms except as to interest rate, maturity date and conversion price. Amounts outstanding pursuant to these three series as at December 15, 2005 are as follows:

Issue Date	Interest Rate	Conversion Price	Maturity Date	Amount Outstanding
Jan. 29/04	9.0%	$13.85	May 31/09	$1,779,000
Aug. 10/04	8.0%	$16.07	Sept. 30/09	$3,845,000
Aug. 2/05	6.5%	$31.00	Dec. 31/10	$44,841,000

Interest is payable semi-annually on each series of Harvest Debentures. The Harvest Debentures are redeemable by Harvest, at its option in whole or in part, at a price of $1,050 per debenture after the date which is two years prior to maturity, and at $1,025 per debenture after the date which is one year prior to maturity. Any redemption would include accrued and unpaid interest at such time. Upon redemption, Harvest may elect to pay both principal and accrued interest in the form of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. The Harvest Debentures are convertible into Harvest Units at the option of the holder at any time prior to the close of business on the earlier of the respective maturity date and the Business Day immediately preceding the date specified by Harvest for redemption, at the conversion price noted above for the respective series.
Distribution History
Harvest receives cash in amounts equal to all of the interest, royalty, trust distribution and dividend income of Harvest, net of Harvest’s administrative expenses. In addition, Harvest may, at the discretion of the Harvest Board of Directors, make distributions in respect of repayments of principal made by HOC to Harvest on the Harvest Notes. HOC has historically endeavoured, on behalf of Harvest, to retain up to approximately 50% of the consolidated cash flow of Harvest over time to fund capital expenditures and to distribute the balance to Harvest Unitholders. The actual percentage retained by Harvest is subject to the discretion of the Harvest Board of Directors and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.
Harvest’s current policy is to distribute $0.35 per Harvest Unit per month ($4.20 per Harvest Unit per annum).
Harvest Unitholders of record on a distribution record date (typically on or about the 22nd day of each month) are entitled to receive distributions paid by Harvest in respect of that month. Such distributions are made on or about the 15th day of the following month.
The following table sets forth the per Harvest Unit amount and the distribution payment date of monthly cash distributions paid by Harvest in 2005 and declared payable by Harvest in January, 2006.

Paid in 2005

January 17	$0.20
February 15	$0.20
March 15	$0.20
April 15	$0.20	(1)
May 16	$0.20
June 15	$0.20
July 15	$0.20
August 15	$0.25
September 15	$0.35
October 17	$0.35
November 15	$0.35
December 15	$0.35

Declared Payable in 2006

January 16	$0.35

Note:

(1)	In addition, on April 15, 2005, Harvest made a special distribution of taxable income to Harvest Unitholders of record on December 31, 2004. The distribution amount of $0.252 was settled in Harvest Units.
For additional information respecting historical distribution payments to Harvest Unitholders, including the factors influencing the amount available for distribution to Harvest Unitholders, see “Description of the Trust – Cash

Available For Distribution”, “Description of the Trust – Capital Fund” and “Record of Cash Distributions” at pages 39, 40 and 62 of the Harvest AIF.
The historical distribution payments described above and incorporated by reference herein and the distributions paid by Harvest in 2005 and declared payable for January 2006 may not be reflective of future distribution payments and future distributions are not assured. Future distributions and the actual payout ratio will be subject to the discretion of the Harvest Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment. The Arrangement Agreement, however, provides that Harvest will not alter its existing monthly distribution amount prior to completion of the Arrangement.
If the Effective Date occurs on February 3, 2006, as currently scheduled, the first distribution of Harvest that Harvest Unitholders (including Exchangeable Shareholders who have validly made the Exchangeable Share Election and former Viking Unitholders) will receive is the distribution paid to Harvest Unitholders of record on February 22, 2006, which will be paid on March 15, 2006. Subject to stable commodity pricing, Harvest has established a post-merger distribution policy which will result in a distribution of $0.38 per Harvest Unit per month, commencing with the first distribution payable following closing of the Arrangement. See “Distributable Cash”. It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this Information Circular. Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of Harvest and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Risk Factors”.
Price Range and Trading Volume of Harvest Units
The outstanding Harvest Units are listed and posted for trading on the TSX under the trading symbol “HTE.UN”. The following table sets forth the price range for and trading volume of the Harvest Units as reported by the TSX for the periods indicated.

	High	Low	Volume (000’s)
2004
First Quarter	$15.18	$12.15	3,470
Second Quarter	$15.49	$13.80	4,219
Third Quarter	$20.79	$14.75	19,309
Fourth Quarter	$24.03	$19.82	21,595
2005
January	$24.00	$22.10	2,987
February	$25.97	$23.75	3,533
March	$26.45	$23.01	5,126
April	$25.75	$22.15	3,086
May	$23.00	$21.02	2,927
June	$28.26	$22.60	4,026
July	$30.40	$27.01	4,848
August	$37.40	$29.16	8,002
September	$39.36	$33.85	6,871
October	$38.75	$29.65	7,619
November	$36.98	$32.51	3,899
December (1 - 29)	$38.60	$35.17	3,007
On November 25, 2005, the last trading day on which the Harvest Units traded prior to announcement of the Arrangement, the closing price of the Harvest Units was $36.60. On December 29, 2005, the closing price of the Harvest Units was $37.10.
Risk Factors
An investment in the Harvest Units is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in Harvest’s Annual Information Form incorporated by reference in this Information Circular as well as the risk factors set forth below and elsewhere in this Information Circular.

Possible Failure to Realize Anticipated Benefits of Prior Acquisitions and the Arrangement
Since July 2002, Harvest has completed a number of acquisitions and is proposing to complete the Arrangement to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these and future acquisitions Harvest may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Harvest’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Harvest Operating Subsidiaries. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Harvest’s ability to achieve the anticipated benefits of these and future acquisitions.
Operational and Reserve Risks
The risk factors set forth in Harvest’s AIF and in this Information Circular relating to the oil and natural gas business and the operations and reserves of Harvest apply equally in respect of the Viking Assets that Harvest is acquiring pursuant to the Arrangement. In particular, the reserve and recovery information contained in the Viking Report in respect of the Viking Assets is only an estimate and the actual production from and ultimate reserves of those properties may be greater or less than the estimates contained in such report.
Reserve Estimates
The reserve and recovery information contained in the Harvest Report and in the reserve reports as described in or incorporated by reference in this Information Circular, including the Viking Report, are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared. In addition, probable reserve estimates for properties may require revision based on the actual development strategies employed to prove such reserves. Estimated reserves may also be affected by changes in oil and natural gas prices. Declines in the reserves of the Harvest Operating Subsidiaries which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Harvest Units to Harvest Unitholders.
Volatility of Oil and Natural Gas Prices
Harvest’s operational results and financial condition are dependent on the prices received by the Harvest Operating Subsidiaries for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Harvest’s control. Any decline in oil and natural gas prices could have an adverse effect on Harvest’s financial condition and therefore on the distributable income available to holders of Harvest Units as well as on the future value of Harvest’s reserves as determined by independent evaluators.
Variations in Foreign Exchange Rates and Interest Rates
Most of Harvest’s expenses are denominated in Canadian dollars, while much of its sales and the price of oil and natural gas are generally denominated in U.S. dollars. The exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by Harvest of fewer Canadian dollars for its production. If the value of the Canadian dollar against the U.S. dollar continues to increase, the ability of Harvest to maintain distributions at current levels may be negatively affected. HOC has initiated certain hedges to mitigate these risks. Future fluctuations in the Canadian/United States foreign exchange rate may impact future distributions and the future value of Harvest’s reserves as determined by independent evaluators.
In addition, variations in interest rates could result in a significant change in the amount Harvest pays to service debt, potentially impacting distributions to Harvest Unitholders.

Possible Canadian Federal Income Tax Law Changes
On September 8, 2005, the Department of Finance of the Government of Canada released its consultation paper “Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)”. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax law and/or provincial income tax law respecting flow-through entities will not be changed in a manner which adversely or materially affects Viking, Viking Unitholders, or holders of Viking Debentures.
Investment Eligibility; Mutual Fund Trust Status
If Harvest ceases to qualify as a mutual fund trust, the Harvest Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs (“Deferred Plans”). Where at the end of any month a Deferred Plan holds Harvest Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Harvest Units at the time such Harvest Units were acquired by the Deferred Plan. In addition, where a trust governed by an RRSP or RRIF holds Harvest Units that are not qualified investments, Harvest will become taxable on its income attributable to the Harvest Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Harvest Units while they are not qualified investments. Where a trust governed by an RESP holds Harvest Units that are not qualified investments, the plan’s registration may be revoked. In addition, if Harvest were to cease to qualify as a mutual fund trust:
(a)	Harvest would be taxed on certain types of income distributed to Unitholders including income generated by the Harvest NPI held by Harvest. Payment of this tax may have adverse consequences for some Harvest Unitholders, particularly Harvest Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax; and

(b)	Harvest Units held by Harvest Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Harvest Units held by them.
Taxation
Harvest will distribute all of its taxable income to the Harvest Unitholders in each taxation year. See “The Arrangement – Canadian Federal Income Tax Considerations”. To the extent Harvest has insufficient deductions to offset its taxable income, such amounts will be taxable to Harvest Unitholders which could result in the taxable income payable to Harvest Unitholders exceeding the cash distributed to such Unitholders. The portion of cash distributions paid to Unitholders that is taxable may change from time to time.
Legal Proceedings
There are no outstanding legal proceedings material to Harvest to which Harvest or HOC is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.
Auditors, Transfer Agent and Registrar
The auditors of Harvest are KPMG LLP, Chartered Accountants, 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 0S7.
The transfer agent and registrar for the Harvest Units is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

Additional Information
Additional information relating to Harvest is available on SEDAR at www.sedar.com. Financial information concerning Harvest is provided in its financial statements for the year ended December 31, 2004 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.
INFORMATION CONCERNING VIKING ENERGY ROYALTY TRUST
General
Viking Energy Royalty Trust is an open-ended unincorporated investment trust created on November 5, 1996 under the laws of the Province of Alberta pursuant to a trust indenture dated November 5, 1996, as amended and restated effective July 1, 2003.
Viking’s principal and head office and registered office is located at Suite 400 Calgary Place, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4. Computershare Trust Company of Canada acts as the trustee and transfer agent and registrar for Viking as well as the debenture trustee with respect to the Viking Debentures.
Intercorporate Relationships
The following organizational chart sets forth the material subsidiaries of, and voting securities held by, Viking (each such subsidiary being created, formed, or organized, as the case may be, and governed by the laws of the Province of Alberta unless otherwise noted).

Note:

(1)	VHI also holds a 0.01% interest in Olaf in its capacity as the general partner of Olaf.

Summary Description of the Business and Significant Entities of Viking
Viking Energy Royalty Trust
Viking’s purpose is to acquire, hold and invest in securities, royalties or other interests in entities that derive their value from petroleum and natural gas and energy related assets. Viking’s assets consist of the securities of its direct subsidiaries, direct ownership interests in two commercial trusts, unsecured promissory notes issued by its subsidiaries and royalty interests on certain oil and natural gas property interests owned by its indirect subsidiary partnership, Olaf. The beneficiaries of Viking are the Viking Unitholders.
Viking’s distributions to Viking Unitholders are dependent on the cash received on its investments in royalties from the sale of oil and natural gas from certain properties of Olaf, interest and principal payments received on notes issued by its subsidiaries, as well as distributions of earnings and returns of capital from its investments in commercial trusts. The royalties from oil and natural gas properties are calculated at rates ranging from 50% to 99% of the aggregate of revenues received from the sale of oil, natural gas and natural gas liquids produced from such properties, less associated operating expenses, capital expenditures not funded through debt, debt servicing costs including repayments of principal, general and administrative expenses, taxes and certain other adjustments. The distributions received by Viking from its commercial trusts are further adjusted to reflect capital expenditures and net debt, as the case may be. Viking also receives interest and principal repayments from notes issued by its subsidiaries and may receive dividends and returns of capital from its investments in VHI. The notes issued by its subsidiaries are subordinate and junior to Viking’s credit facilities and other secured liabilities. See “Information Concerning Viking Energy Royalty Trust – Recent Developments – Credit Facilities” and “Information Concerning Viking Energy Royalty Trust – External Debt”.
Viking Holdings Inc.
VHI, a wholly-owned subsidiary of Viking, was incorporated on August 13, 1997 under the ABCA. As part of Viking’s internal reorganization, VHI amalgamated with certain subsidiary corporations of Viking and transferred its directly held interests in oil and natural gas properties to Olaf in exchange for limited partnership units of Olaf. See “Information Concerning Viking Energy Royalty Trust – Recent Developments – Internal Reorganization”. As a limited partner and the general partner of Olaf, VHI receives cash distributions from Olaf based on VHI’s proportionate interest in such partnership. In addition, VHI has issued to VHT unsecured promissory notes bearing interest at 5% and 14% per annum.
The Board of Directors of VHI is responsible for the governance of Viking and has oversight responsibilities for all of Viking’s subsidiaries. In addition, VHI acts as general partner of Olaf and employs staff who are responsible for managing the operating activities of Viking’s subsidiaries and the activities associated with Olaf’s interest in oil and natural gas properties. For additional information with respect to the responsibilities of and delegation to VHI as administrator and manager, see page 9 of the Viking AIF.
Viking Holdings Trust
VHT, a wholly-owned subsidiary of Viking, was created under the laws of the Province of Alberta pursuant to the VHT Trust Indenture. As part of Viking’s internal reorganization, VHT transferred its interests in each of the Sedpex Partnership and the Kensington Oil and Gas Partnership as well as its directly held interests in certain oil and natural gas properties to Olaf in exchange for limited partnership units of Olaf. See “Information Concerning Viking Energy Royalty Trust – Recent Developments – Internal Reorganization”. As a limited partner of Olaf, VHT receives cash distributions from Olaf based on VHT’s proportionate interest in Olaf. VHT also holds unsecured promissory notes issued by certain subsidiaries of Viking bearing interest ranging from 5% to 14% per annum and has issued to Viking unsecured promissory notes bearing interest at 5% and 11% per annum.
Erik Holdings Trust (formerly Calpine Natural Gas Commercial Trust)
Effective February 1, 2005, Viking became the beneficial owner of Calpine Natural Gas Commercial Trust, an open-ended trust created under the laws of the Province of Alberta pursuant to a trust indenture dated October 6, 2003, as amended and restated. As part of Viking’s internal reorganization, the name of Calpine Natural Gas Commercial Trust was changed to Erik Holdings Trust. ERIK is a limited partner of Olaf and as such receives cash distributions from Olaf based on ERIK’s proportionate interest in such partnership. ERIK has also issued unsecured promissory notes to Viking bearing interest at 1% per annum and to VHT bearing interest at 5% per annum.
Olaf Energy Limited Partnership (formerly Calpine Natural Gas, L.P.)
Effective February 1, 2005, Viking became the indirect beneficial owner of Calpine Natural Gas, L.P., a limited partnership established under the Partnership Act (Alberta) on October 15, 2003 for the purpose of carrying on the business of exploitation, development, production and sale of oil and natural gas. As part of Viking’s internal reorganization, the name of Calpine Natural Gas, L.P. was changed to Olaf Energy Limited Partnership and interests in oil and natural gas properties formerly held by each of VHI, VHT and Kensington as well as certain other operating subsidiaries of Viking were transferred to Olaf. Subsequent to completing its acquisition of Krang, Viking transferred interests in oil and natural gas partnerships previously held by Krang to Olaf. As a result, substantially all of Viking’s interests in oil and natural gas properties are held by Olaf.
Certain oil and natural gas properties held by Olaf are subject to royalties payable monthly to Viking and VHT calculated at rates ranging from 50% to 99%. For additional information with respect to Viking’s principal oil and natural gas properties held by Olaf, see “Description of the Business – Principal Producing Properties and Operational Information” on pages 13 to 16 of Viking’s Annual Information Form incorporated by reference in this Information Circular and “Information Concerning Viking Energy Royalty Trust – Recent Developments – Business Acquisitions – Krang Energy Inc.” below.
Bjorn Holdings Inc. (formerly Calpine Natural Gas Holdings Limited)
Calpine Natural Gas Holdings Limited, an indirect wholly owned subsidiary of Viking, was incorporated on June 29, 2003 under the ABCA. As part of Viking’s internal reorganization, Calpine Natural Gas Holdings Limited changed its name to Bjorn Holdings Inc. Bjorn does not carry on any business other than acting as trustee for and on behalf of ERIK and VHT.
Documents Incorporated by Reference
Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Corporate Secretary of VHI, the administrator of Viking, at Suite 400, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4, telephone (403) 268-3175. In addition, copies of the documents incorporated herein by reference in this Information Circular may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Viking’s SEDAR profile number is 3949.
The following documents of Viking, filed with various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:
1.	the Viking AIF;

2.	the material change report dated February 11, 2005 in respect of the completion of the merger with CNGT;

3.	the material change report dated February 22, 2005 in respect of the acquisition of Kensington;

4.	the material change reports dated July 8, 2005 and July 26, 2005 in respect of the acquisition of Krang;

5.	the material change report dated December 6, 2005 in respect of the Arrangement;

6.	the business acquisition report (the “Viking BAR”) dated April 14, 2005 in respect of the completion of the acquisition of CNGT including, without limitation, the audited consolidated balance sheets as at December

31, 2004 and 2003 and the consolidated statement of income and accumulated earnings and cash flows for the year ended December 31, 2004 and for the period October 15, 2003 to December 31, 2003 of CNGT (together with the auditors’ report thereon and the notes thereto) and the unaudited pro forma combined balance sheet of Viking as at December 31, 2004 and the unaudited pro forma combined income statement of Viking for the year ended December 31, 2004 (together with the compilation report thereon and the notes thereto), each as set forth in the Viking BAR as Appendix “A” and Appendix “B” thereto, respectively;
7.	the information set forth under the heading “Stability Rating” on page 17 and page 18 of the short form prospectus of Viking dated October 12, 2005;

8.	the unaudited comparative consolidated financial statements of Viking (including the notes thereto) and management’s discussion and analysis of the financial results and financial condition of Viking as at and for the three and nine months ended September 30, 2005;

9.	the audited comparative consolidated financial statements of Viking (together with the auditors’ report thereon and the notes thereto) and management’s discussion and analysis of the financial results and financial condition of Viking as at and for the years ended December 31, 2004 and 2003; and

10.	the Proxy Statement and Information Circular dated March 15, 2005 in connection with the annual meeting of Viking Unitholders held on May 9, 2005.
Any material change reports (except confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Viking with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.
Recent Developments
Business Acquisitions
Calpine Natural Gas Trust
On January 27, 2005, unitholders of CNGT approved the merger of Viking and CNGT at a special meeting of CNGT unitholders. On February 1, 2005, Viking and CNGT completed the merger pursuant to a combination agreement whereby Viking acquired all of the property, assets and undertakings of CNGT in exchange for the issuance to CNGT of 54,132,320 Viking Units. The aggregate consideration paid for this acquisition, including acquisition costs and repayment of CNGT bank debt, was $453.2 million. This transaction constitutes a “significant acquisition” for Viking within the meaning of applicable securities laws. For additional information relating to Viking’s acquisition of CNGT and its financial and operational impact on Viking, see the Viking BAR and the Viking AIF.

Kensington Energy Ltd.
Effective March 7, 2005, Viking acquired all of the issued and outstanding shares (“Kensington Shares”) of Kensington at a price of $0.52 per share. The aggregate consideration paid by Viking to acquire the Kensington Shares, including acquisition costs and repayment of Kensington bank debt, was $49.0 million. Viking completed the acquisition of the Kensington Shares on March 8, 2005. The acquisition of Kensington did not constitute a “significant acquisition” for Viking within the meaning of applicable securities laws. For additional information regarding Viking’s acquisition of Kensington, see the Viking AIF.
Krang Energy Inc.
On June 28, 2005, Viking entered into an acquisition agreement with Krang whereby Viking agreed to purchase all of the issued and outstanding shares (“Krang Shares”) of Krang for cash consideration of $136 million. As of July 5, 2005, Krang shareholders representing 90.5% of the outstanding Krang Shares (on a fully diluted basis) had entered into irrevocable lock-up agreements committing shares held by such shareholders to Viking’s offer to purchase and on July 25, 2005 Viking acquired all of the issued and outstanding Krang Shares. The aggregate consideration paid by Viking to acquire the Krang Shares, including acquisition costs and repayment of Krang bank debt, was $181.6 million. The acquisition of Krang did not constitute a “significant acquisition” for Viking within the meaning of applicable securities laws.
Krang’s reserves were independently evaluated by GLJ effective April 30, 2005 in consultation with Krang with total proved reserves estimated to be 9.9 MMboe and total proved plus probable reserves estimated to be 16.6 MMboe. See “Forward-looking Statements”.
Total production from Krang’s properties as of the date Viking acquired Krang (the “Krang Acquisition Date”) was approximately 5,000 Boe/d weighted 50% toward heavy oil, 46% toward natural gas and 4% toward light/medium oil and natural gas liquids. The majority of Krang’s heavy oil production is located in East Central Alberta at Lindbergh and Wildmere, which produces approximately 2,200 Boe/d of 12º API crude oil from various formations in the Mannville group. Krang’s largest area of gas production is the Greater Richdale area located in Southeast Alberta with average production of approximately 700 Boe/d from the Viking, Mannville and Glauconitic formations. Krang’s second largest gas producing area is Hanlan located in West Central Alberta where the company produces approximately 500 Boe/d from the Nisku formation.
Credit Facilities
Concurrent with its acquisition of Krang, Viking entered into a credit agreement with a syndicate of banks to provide a $350 million credit facility which established a $250 million Extendible Revolving Term Credit Facility, a $75 million Senior Bridge Credit Facility and a $25 million Operating Credit Facility. The Extendible Revolving Term Credit Facility and the Operating Credit Facility have an initial term to June 30, 2006 but can be extended an additional 364 days on an annual basis with the agreement of the lenders. If these facilities are not extended, the credit agreement matures two years thereafter with no repayment requirements prior to its maturity. The Senior Bridge Credit Facility is due and payable at maturity on January 31, 2006. The Senior Bridge Facility was repaid and terminated in it entirety following the closing of the issue of the Viking 6.4% Debentures. See “Information Concerning Viking Energy Royalty Trust – External Debt”.
Internal Reorganization
Effective April 30, 2005 and May 1, 2005, Viking completed an internal reorganization with the primary purpose of enhancing its administrative and operational efficiency. Prior to this reorganization, Viking’s history of acquisitions had resulted in a complex structure of commercial trusts, corporate entities and limited partnerships including intercorporate royalties on production from certain oil and natural gas properties, intercorporate interest bearing notes at various interest rates and its operations being conducted in numerous active entities.
Subsequent to completing this internal reorganization, substantially all of Viking’s interests in oil and natural gas properties are held by one limited partnership, Olaf, the partners of which were VHI as to 28.75%, VHT as to 24.56% and ERIK as to 46.69%. Each of the partners of Olaf is a wholly-owned subsidiary of Viking. Immediately following Viking’s acquisition of Krang, the Krang assets were contributed to Olaf in exchange for additional limited partnership units, such that the interests of each of the limited partners following the contribution of the Krang assets to Olaf are VHI as to 23.63%, VHT as to 38.19% and ERIK as to 38.18%. See “Information Concerning Viking Energy Royalty Trust – Summary Description of the Business and Significant Entities”.
Increased Distributions
On September 27, 2005, Viking announced that it had declared cash distributions of $0.12 per Trust Unit payable on November 15, 2005, December 15, 2005 and January 16, 2006 to Viking Unitholders of record on October 24, 2005, November 22, 2005 and December 31, 2005, respectively. Viking also announced that it now expects the tax status of its 2005 distributions to Viking Unitholders to be fully taxable for Canada income tax purposes.
Public Financings
On October 20, 2005, Viking completed a public financing on a “bought-deal” basis of $175 million principal amount of 6.4% convertible unsecured subordinated debentures. See “Information Concerning Viking Energy Royalty Trust – External Debt – 6.4% Convertible Unsecured Subordinated Debentures”. For additional information respecting historical public offerings of securities completed by Viking, see “General Development of the Business” at pages 10 and 11 of the Viking AIF.
External Debt
Credit Facilities
At December 31, 2004, Viking had an aggregate of $29.4 million of bank loans outstanding under a $170 million credit facility. On January 31, 2005, Viking entered into a $225 million credit agreement and concurrently repaid all amounts owing under the $170 million credit facility with funding provided from the new credit facility and terminated the $170 million credit facility. Subsequent to the closing of its acquisition of CNGT, Viking’s credit facilities were comprised of a $200 million Extendible Revolving Term Credit Facility and a $25 million Operating Credit Facility.
At June 30, 2005, Viking had an aggregate of $111.3 million of bank loans outstanding under its $225 million of credit facilities. On July 22, 2005, Viking entered into a $350 million credit agreement (the “Viking Credit Agreement”) and concurrently repaid all amounts owing under the $225 million of credit facilities with funding provided from the new credit facility and terminated the $225 million credit facility. Subsequent to the closing of its acquisition of Krang, Viking’s credit facilities were comprised of a $250 million Extendible Revolving Term Credit Facility, a $75 million Senior Bridge Credit Facility and a $25 million Operating Credit Facility. The Extendible Revolving Term Credit Facility and Operating Credit Facility have an initial term to June 30, 2006 but can be extended an additional 364 days on an annual basis with the agreement of the lenders. If these facilities are not extended, the Credit Agreement matures two years thereafter with no repayment requirements prior to its maturity. The $75 million Senior Bridge Credit Facility was paid in its entirety and terminated following closing of the issue of the Viking 6.4% Debentures.
Viking has provided the lenders with a $500 million floating charge security interest in its present and future acquired oil and natural gas properties. Borrowings under Viking’s credit agreements are subject to an annual review of Viking’s borrowing base by the lenders with the interest payable on borrowings fluctuating based on either bank prime rates or bankers’ acceptances plus an applicable margin based on Viking’s debt to earnings before interest payments, non-cash unit based incentive compensation, depletion, depreciation and amortization, unrealized gains or losses on commodity price risk management contracts and future income taxes, being available cash flow. See “Information Concerning Viking Energy Royalty Trust – Risk Factors”.
Harvest anticipates negotiating a new credit facility with lenders following completion of the Arrangement, reflecting the addition of the Viking Assets. See “Information Concerning Harvest Energy Trust – External Debt – Senior Secured Debt” and “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Pro Forma Consolidated Capitalization”.

Viking Debentures
10.5% Convertible Unsecured Subordinated Debentures
Viking’s 10.5% Debentures bear interest at a rate of 10.5% per year payable semi-annually in arrears on January 31 and July 31, mature on January 31, 2008 and are subordinated to substantially all other liabilities of Viking, including its credit facilities. Upon a change of control of Viking involving the acquisition of voting control or direction over 66 2/3% or more of the Viking Units, Viking is required to make an offer in writing to purchase all of the 10.5% Debentures then outstanding, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. The 10.5% Debentures are convertible at the option of the holder into Viking Units at any time prior to January 31, 2008 at a conversion price of $7.25 per Viking Unit and may be redeemed by Viking at a price of $1,050 per 10.5% Debenture after January 31, 2006 and on or before January 31, 2007 and at a price of $1,025 per 10.5% Debenture after January 31, 2007 until maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date of such redemption or conversion. At the option of Viking, the repayment of the principal amount of the 10.5% Debentures may be settled in Viking Units with the number of Viking Units to be issued determined by dividing the principal amount by 95% of the weighted average trading price of the Viking Units. The interest payable on the 10.5% Debentures may also be settled with the issuance and sale of sufficient Viking Units to satisfy the interest payment obligation to Viking Debentureholders.
Viking 6.4% Convertible Unsecured Subordinated Debentures
The Viking 6.4% Debentures bear interest at a rate of 6.4% per year payable semi-annually in arrears on April 30 and October 31, mature on October 31, 2012 and are subordinated to substantially all other liabilities of Viking, including its credit facilities. Upon a change of control of Viking involving the acquisition of voting control or direction over 66 2/3% or more of the Viking Units, Viking is required to make an offer in writing to purchase all of the Viking 6.4% Debentures then outstanding, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. The Viking 6.4% Debentures are convertible at the option of the holder into Viking Units at any time prior to October 31, 2012 at a conversion price of $11.50 per Trust Unit and may be redeemed by Viking at a price of $1,050 per Viking 6.4% Debenture on or after November 1, 2008 and on or before October 31, 2009 and at a price of $1,025 per Viking 6.4% Debenture on or after November 1, 2009 and on or before October 31, 2010 and at a price of $1,000 per Viking 6.4% Debenture on or after November 1, 2010 until maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date of such redemption or conversion. At the option of Viking, the repayment of the principal amount of the Viking 6.4% Debentures may be settled in Viking Units with the number of Viking Units to be issued determined by dividing the principal amount by 95% of the weighted average trading price of the Viking Units. The interest payable on the Viking 6.4% Debentures may also be settled with the issuance and sale of sufficient Viking Units to satisfy the interest payment obligation to Viking Debentureholders.
Under the Plan of Arrangement, Harvest will assume all of the covenants and obligations of Viking under the Viking Debenture Indenture in respect of the outstanding Viking Debentures. Holders of the Viking Debentures who convert their Viking Debentures prior to the Effective Date will receive the same consideration under the Arrangement as Viking Unitholders based upon the number of Viking Units issued upon such conversion. Holders of Viking Debentures who do not convert their Viking Debentures prior to the Effective Date will be entitled to receive Harvest Units upon conversion of such Viking Debentures after the Effective Date with the number of Harvest Units received adjusted to give effect to the Arrangement. See “The Arrangement – Effect of the Arrangement – Effect of the Arrangement on Holders of Viking Debentures”.
Amounts outstanding pursuant to the Viking Debentures as at December 15, 2005 are as follows:

Issue Date	Interest Rate	Conversion Price	Maturity Date	Amount Outstanding
Jan. 15/03	10.5%	$7.25	Jan 31/08	$37,432,000
Oct. 20/05	6.4%	$11.50	Oct. 31/12	$175,000,000

Distribution History
Viking’s distributions to Viking Unitholders are dependent on the cash received on its investments in royalties from the sale of oil and natural gas from certain properties of Olaf, interest and principal payments received on notes issued by its subsidiaries, as well as distributions of earnings and returns of capital from its investments in commercial trusts. See “Information Concerning Viking Energy Royalty Trust – Summary Description of the Business and Significant Entities”.
Viking Unitholders of record on a distribution record date (typically on or about the 22nd day of each month) are entitled to receive distributions paid by Viking in respect of that month. Such distributions are made on or about the 15th day of the following month.
The following table sets forth the per Viking Unit amount and the distribution payment date of monthly cash distributions paid by Viking in 2005 and declared payable by Viking in January, 2006.

Paid in 2005

January 17	$0.08
February 15	$0.08
March 15	$0.08
April 15	$0.08
May 16	$0.08
June 15	$0.08
July 15	$0.08
August 15	$0.08
September 15	$0.08
October 17	$0.08
November 15	$0.12
December 15	$0.12

Declared Payable in 2006

January 16	$0.12
For additional information respecting historical distribution payments to Viking Unitholders for the years 2004, 2003 and 2002, including the factors influencing the amount available for distribution to Viking Unitholders, see “Distribution to Unitholders” at pages 24 and 25 of the Viking AIF.
The historical distribution payments described above and incorporated by reference herein and the distributions paid by Viking in 2005 and declared payable for January 2006 may not be reflective of future distribution payments and future distributions are not assured. Future distributions and the actual payout ratio will be subject to the discretion of the Harvest Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.
If the Effective Date occurs on February 3, 2006, as currently scheduled, the first distribution of Harvest that Harvest Unitholders (including Exchangeable Shareholders who have validly made the Exchangeable Share Election and former Viking Unitholders) will receive is the distribution paid to Harvest Unitholders of record on February 22, 2006, which will be paid on March 15, 2006. Subject to stable commodity pricing, Harvest has established a post-merger distribution policy which will result in a distribution of $0.38 per Harvest Unit per month, commencing with the first distribution payable following closing of the Arrangement. See “Distributable Cash”. It is expected that this level of distribution would represent a payout ratio of approximately 65% for the merged trust based on commodity prices in effect as of the date of this Information Circular. Future distributions and the actual payout ratio will be subject to the discretion of the board of directors of Harvest and may vary depending on, among other things, the current and anticipated commodity price environment. See “Pro Forma Information of Harvest After Giving Effect to the Arrangement – Risk Factors”.

Price Range and Trading Volume of Viking Units
The outstanding Viking Units are listed for trading on the TSX under the trading symbol “VKR.UN”. The following table sets out the price range for and trading volume of the Viking Units as reported by the TSX for the periods indicated.

	High	Low	Volume (000s)
2004
First Quarter	$5.99	$5.12	23,869
Second Quarter	$6.10	$5.64	16,063
Third Quarter	$6.65	$5.63	26,662
Fourth Quarter	$7.45	$6.26	46,786
2005
January	$7.05	$6.55	10,941
February	$7.36	$6.90	34,935
March	$7.43	$6.25	15,963
April	$7.25	$6.71	10,443
May	$7.02	$6.69	12,582
June	$7.15	$6.70	14,685
July	$8.00	$7.12	16,250
August	$8.32	$7.89	16,921
September	$10.03	$8.00	26,035
October	$9.97	$8.55	27,835
November	$9.46	$8.56	24,697
December (1 – 29)	$9.45	$8.81	20,571
On November 25, 2005, the last trading day on which the Viking Units traded prior to announcement of the Arrangement, the closing price of the Viking Units was $9.16. On December 29, 2005, the closing price of the Viking Units was $9.18.
Risk Factors
An investment in the Viking Units is subject to certain risks. Investors should carefully consider the risks described under the heading “Description of the Business” in the Viking AIF as well as the risk factors set forth below and elsewhere in this Information Circular.
Prior Ranking Indebtedness
Viking is an open-ended unincorporated investment trust the assets of which consist of the securities of its direct subsidiaries, direct ownership interests in two commercial trusts, unsecured promissory notes issued by its subsidiaries and royalty interests on the oil and natural gas property interests owned by its indirect subsidiary partnership, Olaf. Viking’s interests in such assets are subordinate to the interests of holders of senior indebtedness and, accordingly, in the event of insolvency or restructuring proceedings relating to Viking’s subsidiaries, holders of senior indebtedness and other security holders with claims which rank in priority to those of Viking will receive payment in full prior to any payment to Viking.
Possible Failure to Realize Anticipated Benefits of Prior Acquisitions and the Arrangement
Viking has completed a number of acquisitions and is proposing to complete the Arrangement with Harvest to strengthen the position of the combined entity in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these transactions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Harvest’s ability to realize the anticipated growth opportunities and synergies from combining the businesses of Viking with that of Harvest. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Harvest’s ability to achieve the anticipated benefits of these acquisitions. In such circumstances, cash distributions may be reduced.
Reserve Estimates
The reserve and recovery information contained in the oil and gas reserve reports of GLJ incorporated by reference in this Information Circular are only estimates, and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by GLJ.
Possible Canadian Federal Income Tax Law Changes
On September 8, 2005, the Department of Finance of the Government of Canada released its consultation paper “Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)”. On November 23, 2005, the Minister of Finance (Canada) announced that the public consultation process was ended and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of flow-through entities and their investors. No assurance can be given that further review of the tax treatment of flow-through entities will not be undertaken or that Canadian federal income tax law and/or provincial income tax law respecting flow-through entities will not be changed in a manner which adversely or materially affects Viking, Viking Unitholders, or holders of Viking Debentures.
Legal Proceedings
There are no outstanding legal proceedings material to Viking to which Viking is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.
Auditors, Transfer Agent and Registrar
Effective as of November 8, 2005, the auditors of Viking are PricewaterhouseCoopers llp, Chartered Accountants, of Calgary, Alberta. Prior to November 8, 2005, the auditors of Viking were Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta.
The transfer agent and registrar for the Viking Units and trustee for the Viking 10.5% Debentures and the Viking 6.4% Debentures is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.
Additional Information
Additional information relating to Viking is available on SEDAR at www.sedar.com. Financial information concerning Viking is provided in its financial statements for the year ended December 31, 2004 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR.
OTHER MATTERS TO BE CONSIDERED AT THE HARVEST MEETING
Approval of Amendments to the Harvest Unit Award Incentive Plan
The Harvest Unit Award Incentive Plan authorizes Harvest to grant Harvest Unit Awards to directors, officers, employees and consultants (“Service Providers”) of Harvest and its affiliates. Upon vesting, Harvest Unit Awards entitle the holder to receive the number of Harvest Units subject to the Harvest Unit Award. The Harvest Unit Award Incentive Plan was adopted by the Harvest Board of Directors as an alternative to Harvest’s existing Harvest Trust Unit Rights Incentive Plan. Grants under the Harvest Unit Award Incentive Plan are made primarily to directors, officers and other key employees. As of December 15, 2005, approximately 35,256 Harvest Awards were outstanding.
The principal purposes of the Harvest Unit Award Incentive Plan are: to retain and attract qualified service providers; to promote a proprietary interest in Harvest by such individuals and to encourage such individuals to remain in the employ of Harvest and put forth maximum efforts for the success for the business of Harvest; and to focus management of Harvest on operating and financial performance and long-term Harvest Unitholder returns.
Under the terms of the Harvest Unit Award Incentive Plan, any service provider may be granted Harvest Unit Awards. Each Harvest Unit Award will entitle the holder to be issued the number of Harvest Units designated in the Harvest Unit Award and such Harvest Units will vest and be issuable as to the vesting schedule approved by the Harvest Board.
No one person may be granted any Harvest Unit Award under the Harvest Unit Award Incentive Plan if such grant could result, at any time, in: (i) the number of Harvest Units reserved for issuance pursuant to issuances under the plan and all other established or proposed share compensation arrangements in respect of Harvest Units granted to insiders of Harvest exceeding 10% of the aggregate issued and outstanding Harvest Units; (ii) the issuance to insiders of Harvest pursuant to the Harvest Unit Award Incentive Plan and all other established or proposed share compensation arrangements, within a one year period, of a number of Harvest Units exceeding 10% of the aggregate issued (as defined by the TSX Company Manual) and outstanding Harvest Units; (iii) the issuance pursuant to the plan and all other established or proposed share compensation arrangements to any one insider of Harvest, or such insider’s associates, within a one year period, of a number of Harvest Units exceeding 5% of the aggregate issued and outstanding Harvest Units; or (iv) the issuance pursuant to the Harvest Unit Award Incentive Plan to any one person of a number of Harvest Units exceeding 5% of the aggregate issued and outstanding Harvest Units.
A holder of a Harvest Unit Award may elect, subject to the consent of the Harvest Board of Directors, to receive an amount in cash equal to the aggregate then current market value of the Harvest Units to which the holder is entitled under his or her Harvest Unit Award in lieu of the issue of Harvest Units under such Harvest Unit Award. The amount payable to the holder is based on the closing price of the Harvest Units on the TSX on the trading day immediately preceding the issue date of the Harvest Units. If Harvest and the holder so agree, this amount may be satisfied in whole or in part by Harvest Units acquired by Harvest on the TSX provided that the total number of Harvest Units that may be so acquired on the TSX within any twelve month period may not exceed 5% of the outstanding Harvest Units at the beginning of the period and within any 30 day period may not exceed 2% of the outstanding Harvest Units at the beginning of the period.
The Harvest Unit Award Incentive Plan provides for cumulative adjustments to the number of Harvest Units to be issued pursuant to Harvest Unit Awards on each date that distributions are paid in respect of the Harvest Units by an amount equal to a fraction having as its numerator the amount of the distribution per Harvest Unit multiplied by the number of Harvest Units issuable immediately prior to the distribution payment date and having as its denominator the fair market value, as calculated under the Harvest Unit Award Incentive Plan, of the Harvest Units.
In the event of a “change of control” of Harvest, as defined in the Harvest Unit Award Incentive Plan, the vesting provisions attaching to the Harvest Unit Awards are accelerated and all unexercised Harvest Unit Awards will be issued immediately prior to the date upon which the change of control is completed. The Harvest Unit Award Incentive Plan also provides for the vesting and/or termination of Harvest Unit Awards in the event of the cessation of employment or death of a holder.
Except as otherwise provided in the Harvest Unit Award Incentive Plan, the right to receive Harvest Units pursuant to a Harvest Unit Award granted to a service provider may only be exercised by such service provider personally and no assignment, sale, transfer, pledge or charge of a Harvest Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Harvest Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Harvest Unit Award shall terminate and be of no further force or effect.
Unless otherwise provided in a particular unit award agreement pertaining to a particular Harvest Unit Award or any written employment agreement governing a holder’s role as a service provider, if a holder of a Harvest Unit Award ceases to be a service provider as a result of termination for cause, all outstanding unit award agreements under which Harvest Unit Awards have been made to such holder will be terminated and all rights to receive Harvest Units thereunder shall be forfeited. If the holder ceases to be a service provider as a result of being terminated other than a termination for cause, effective as of the last day of any notice period applicable in respect of such termination, all outstanding unit award agreements under which Harvest Unit Awards have been made to such holder shall be terminated and all rights to receive Harvest Units thereunder shall be forfeited, unless otherwise approved by the Harvest Board of Directors.
If a holder of Harvest Unit Awards voluntarily ceases to be a service provider for any reason other than such retirement or death, effective as of the later of: (A) last day of any notice period applicable in respect of such voluntary resignation; or (B) the date which is thirty (30) days after the date that the holder ceases to be a service provider, all outstanding unit award agreements under which Harvest Unit Awards have been made to such holder shall be terminated; and all rights to receive Harvest Units thereunder shall be forfeited provided, however, that notwithstanding the foregoing, the right to receive Harvest Units under a Harvest Unit Award shall not be affected by a change of employment or term of office or appointment within or among Harvest of any of its affiliates so long as the holder continues to be a service provider. If a holder of Harvest Unit Awards ceases to be a service provider as a result of retirement or death, the issue date for all Harvest Units awarded to such person under any outstanding unit award agreements shall be as of the date such person ceases to be a service provider as a result of such retirement or the date of death, as the case may be.
HOC has the right to amend from time to time or to terminate the terms and conditions of the Harvest Unit Award Incentive Plan by resolution of the Harvest Board of Directors. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX. Any amendment to the Harvest Unit Award Incentive Plan shall take effect only with respect to Harvest Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Harvest Unit Awards with the mutual consent of HOC and the service providers to whom such Harvest Unit Awards have been made.
The Harvest Unit Award Incentive Plan currently provides that the maximum number of Harvest Units reserved for issuance from time to time pursuant to Harvest Unit Awards shall not exceed 150,000, subject to adjustment in accordance with the Harvest Unit Award Incentive Plan including adjustments for monthly distributions paid on the Harvest Units.
At the Harvest Meeting, Harvest Securityholders will also be asked to approve the following amendments to the Harvest Unit Award Incentive Plan.
1.	Delete the reference to the fixed number of Units issuable pursuant to the plan, and provide that the number of Units granted and outstanding thereunder at any time shall not exceed a number of Units equal to 0.5% of the aggregate number of (i) issued and outstanding Units; and (ii) the number of Units issuable upon exchange of Exchangeable Securities, if any. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the Unitholders. If any Unit Award granted under the plan shall expire, terminate or be cancelled for any reason without the Units issuable thereunder having been issued in full or if any Units are issued pursuant to any Unit Award granted under the plan, any such Units shall be available for the purposes of the granting of further Unit Awards under the plan.
2.	Add a definition of “Exchangeable Securities” to mean shares or other securities in the capital of the Corporation or any other Trust Affiliate that are exchangeable into Harvest Units.
3.	Amend the definition of “Adjustment Ratio” to mean, with respect to any Unit Award, the ratio used to adjust the number of Units to be issued on the applicable Issue Date(s) pertaining to such Unit Award determined in accordance with the terms of the Plan; and, in respect of each Unit Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each ex distribution date for each Distribution Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, declared for that Distribution Record Date multiplied by the Adjustment Ratio immediately prior to the ex distribution date for the Distribution Record Date, and having as its denominator of the Fair Market Value of the Units immediately preceding that ex distribution date for the Distribution Record Date.
3.	Amend the definition of “Distribution” to mean a distribution declared by Harvest in respect of the Units, expressed as an amount per Unit.
A number of other immaterial amendments will also be made to the Harvest Unit Award Incentive Plan.
At the Harvest Meeting, the Harvest Securityholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution:
“BE IT RESOLVED as an ordinary resolution of the securityholders that the amendments to the unit award incentive plan of Harvest Energy Trust substantially as described in the Joint Information Circular and Proxy Statement of Harvest Energy Trust and Viking Energy Royalty Trust dated December 30, 2005, be and the same is hereby approved and authorized.”
In order for the foregoing resolution to be passed, it must be approved by a simple majority of the aggregate votes cast by Harvest Securityholders who vote in person or by proxy at the Harvest Meeting. The persons named in the enclosed forms of proxy, if named as proxy, intend to vote for the approval of this resolution.
It is a condition to completion of the Arrangement that the foregoing resolution be passed by the requisite majority of Harvest Securityholders.
GENERAL PROXY MATTERS
Solicitation of Proxies
This Information Circular is furnished in connection with the solicitation of proxies by each of (i) the management of HOC to be used at the Harvest Meeting; and (ii) by management of VHI to be used at the Viking Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of HOC and VHI who will be specifically remunerated therefor. All costs of the solicitation for the Harvest Meeting will be borne by Harvest and all costs of the solicitation for the Viking Meeting will be borne by Viking. Harvest and Viking have engaged Kingsdale to encourage the return of completed proxies by Securityholders, to solicit proxies in favour of the Arrangement Resolution and the other matters to be considered at the Meetings, and to assist Harvest Exchangeable Securityholders and Viking Unitholders in completing and returning the Letters of Transmittal. The fees for the information agent and proxy solicitation services provided by Kingsdale are based on a flat program management fee and a communication fee (per contract). Harvest and Viking do not expect that the costs in respect of such services will exceed $100,000. Fees payable to Kingsdale will be shared by Harvest and Viking.
Appointment and Revocation of Proxies
Accompanying this Information Circular is a form of proxy for holders of Harvest Units, a form of voting direction for holders of Harvest Exchangeable Shares and a form of proxy for Viking Units.
The Persons named in the enclosed forms of proxy are directors and officers of HOC or VHI, as applicable. A Unitholder desiring to appoint a Person (who need not be a Unitholder) to represent such Unitholder at a Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, in the case of Harvest Unitholders and to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 in the case of Viking Unitholders. The applicable form of proxy must be received by Valiant Trust Company or Computershare Trust Company of Canada,

as applicable, by 4:30 p.m. (Calgary time) on January 31, 2006 or the last Business Day prior to the date of any adjournment of the applicable Meeting. Failure to so deposit a form of proxy shall result in its invalidation.
Each holder of Harvest Exchangeable Shares is entitled to give Valiant Trust Company voting instructions for a number of votes equal to the number of that holder’s Harvest Exchangeable Shares. The applicable form of voting direction which accompanies this Information Circular is the means by which holders of Harvest Exchangeable Shares may authorize the voting of the voting rights associated with the Harvest Exchangeable Shares. Valiant Trust Company will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Valiant Trust Company will not exercise these votes. Holders of Harvest Exchangeable Shares may also instruct Valiant Trust Company to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to Harvest a proxy to vote those votes. The procedures for holders of Harvest Exchangeable Shares to instruct Valiant Trust Company about voting at the Harvest Meeting are explained in the “Voting Direction for Holders of Harvest Exchangeable Shares” that has been provided to holders of Harvest Exchangeable Shares with this Information Circular. To be effective, the voting direction must be received by Valiant Trust Company, Suite 310, 606 – 4th Street, S.W., Calgary, Alberta, T2P 1T1 by 4:30 p.m. (Calgary time) on January 31, 2006 or the last business day prior to the date of any adjournment of the Harvest Meeting.
A Securityholder who has given a form of proxy or voting direction may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company or Computershare Trust Company of Canada, as applicable, on or before February 1, 2006 or the last Business Day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Harvest Meeting or Viking Meeting, as applicable, on the day of the Harvest Meeting or Viking Meeting, as applicable, or any adjournment thereof.
The Harvest Record Date for determination of Harvest Securityholders entitled to receive notice of and to vote at the Harvest Meeting is December 30, 2005. Only Harvest Securityholders whose names have been entered in the applicable register of Harvest Units or Harvest Exchangeable Shares, as the case may be, on the close of business on the Harvest Record Date will be entitled to receive notice of and to vote at the Harvest Meeting. Holders of Harvest Units and Harvest Exchangeable Shares who acquire Harvest Units or Harvest Exchangeable Shares after the Harvest Record Date will not be entitled to vote such Harvest Units or Harvest Exchangeable Shares at the Harvest Meeting.
The Viking Record Date for determination of Viking Unitholders entitled to receive notice of and to vote at the Viking Meeting is December 30, 2005. Only Viking Unitholders whose names have been entered in the register of Viking Units on the close of business on the Viking Record Date will be entitled to receive notice of and to vote at the Viking Meeting. Holders of Viking Units who acquire Viking Units after the Viking Record Date will not be entitled to vote such Viking Units at the Viking Meeting.
Signature of Proxy
The applicable form of proxy or voting direction must be executed by the Securityholder or his or her attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy or voting direction should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy or voting direction signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Harvest or Viking, as applicable).
Voting of Proxies
The persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. In the absence of such direction, the Securities will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meetings.

Exercise of Discretion of Proxy
The proxyholder and voting direction holder have discretion under the accompanying applicable form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined. At the date of this Information Circular, management of HOC and VHI know of no amendments, variations or other matters to come before the Meetings other than the matters referred to in the Notice of Meetings. Holders of Harvest Units, Harvest Exchangeable Shares and Viking Units who are planning on returning the accompanying applicable form of proxy or voting direction are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction.
Voting Securities and Principal Holders Thereof
As at December 15, 2005 there were approximately 52.7 million Harvest Units and 183,000 Harvest Exchangeable Shares issued and outstanding. To the knowledge of the directors and officers of HOC, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over Harvest Units or Harvest Exchangeable Shares entitled to more than 10% of the votes which may be cast at the Harvest Meeting, other than:

	Number of Harvest
	Units and/or
	Harvest
	Exchangeable Shares		Percentage of Outstanding
Name of Unitholder	Owned	Type of Ownership	Votes
M. Bruce Chernoff (1)	7,751,496	Direct and Beneficial	14.7

Note:

(1)	Includes Harvest Units held by Alpine Capital Corp., a company controlled by Mr. Chernoff and Harvest Units held in an RESP for the benefit of Mr. Chernoff’s children. Does not include Harvest Units held by Mr. Chernoff’s spouse.
As at December 15, 2005 there were approximately 180.7 million Viking Units issued and outstanding. To the knowledge of the directors and officers of VHI, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over Viking Units entitled to more than 10% of the votes which may be cast at the Viking Meeting.
Procedure and Votes Required
Arrangement Resolutions
The Interim Order provides that each Holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the applicable Meeting.
Pursuant to the Interim Order:
(a)	the Harvest Securityholders will vote together as a single class of securities at the Harvest Meeting. Each Harvest Unit will be entitled to one vote at the Harvest Meeting. The Harvest Special Voting Unit held by Valiant Trust Company for the benefit of holders of Harvest Exchangeable Shares will be entitled to a number of votes at the Harvest Meeting equal to the aggregate number of outstanding Harvest Exchangeable Shares on the basis of one vote for each outstanding Harvest Exchangeable Share;
(b)	each Viking Unit will be entitled to one vote at the Viking Meeting;
(c)	the number of votes required to pass the Harvest Arrangement Resolution shall be not less than two thirds of the votes cast by Harvest Securityholders, either in person or by proxy, voting together as a single class, at the Harvest Meeting.

(d)	the number of votes required to pass the Viking Arrangement Resolution shall be not less than two thirds of the votes cast by Viking Unitholders, either in person or by proxy at the Viking Meeting;
(e)	the quorum at the Harvest Meeting shall be two persons entitled to vote thereat holding or representing not less than five percent (5%) of the outstanding Harvest Units entitled to vote at the Harvest Meeting. If within 30 minutes from the time appointed for the Harvest Meeting a quorum is not present, the Harvest Meeting shall be adjourned to such Business Day that is not less than twenty-one days following the day appointed for the Harvest Meeting, and to such time and place as may be appointed by the Chairman of the Harvest Meeting. If at such adjourned meeting a quorum is not present, the Harvest Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes; and
(f)	the quorum at the Viking Meeting shall be two persons entitled to vote thereat representing not less than five percent (5%) of the outstanding Viking Units entitled to vote at the Viking Meeting. If a quorum is not present at the opening of the Viking Meeting, the Viking Meeting shall be adjourned to such Business Day that is not less than twenty-one days following the day appointed for the Viking Meeting, and to such time and place as may be appointed by the Chairman of the Viking Meeting. If at such adjourned meeting a quorum is not present, the Viking Unitholders present in person or by proxy, if at least two, shall be a quorum for all purposes.
AUDITORS’ CONSENTS
Consent of KPMG LLP
To the Board of Directors of Harvest Operations Corp.
We have read the Joint Information Circular and Proxy Statement dated December 30, 2005 with respect to a Plan of Arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Securityholders and Viking Unitholders. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of Harvest Energy Trust on the amended consolidated balance sheet of Harvest Energy Trust as at December 31, 2004 and 2003 and the amended consolidated statements of income and accumulated income and cash flows for the years then ended. Our report is dated March 24, 2005, except for notes 2(j), 2(l), 3, 11, 12, 13, 14, 15, 16 and 20 which are as at December 20, 2005.
(signed) “KPMG LLP”
Chartered Accountants
Calgary, Canada
December 30, 2005

Consent of Deloitte & Touche LLP
We have read the Joint Information Circular and Proxy Statement with respect to a plan of arrangement involving Harvest Energy Trust (“Harvest”), Harvest Operations Corp., Viking Energy Royalty Trust (“VERT”), Viking Holdings Inc., Harvest Securityholders and VERT Unitholders dated December 30, 2005 (the “Information Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of VERT on the consolidated balance sheets of VERT as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and accumulated earnings (deficit) and cash flows for the years then ended. Our report is dated February 22, 2005 (except as to Notes 16(b) and 18 which are as at March 10, 2005).
We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Storm Energy Ltd. on the consolidated balance sheets of Storm Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2003 and for the period from commencement of operations on August 23, 2002 to December 31, 2002. Our report is dated February 18, 2004 (except as to Notes 1(a) and 11 which are as of October 7, 2004).
We also consent to the incorporation by reference in the above-mentioned Information Circular of our report to the Managing Partner of Nexen Canada No. 1 on the schedule of revenue and expenses of the properties of Nexen Canada No. 1 for each of the years in the two- year period ended December 31, 2004. Our report is dated February 28, 2005.
(signed) “Deloitte & Touche LLP”
Chartered Accountants
Calgary, Alberta
December 30, 2005
Consents of PricewaterhouseCoopers LLP
To the Board of Directors of Viking Holdings Inc.
We have read the Information Circular relating to the proposed plan of arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Securityholders and Viking Unitholders dated December 30, 2005 (the “information circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above mentioned information circular of our report to the directors of Viking Energy Royalty Trust on the consolidated balance sheets of Calpine Natural Gas Trust as at December 31, 2004 and 2003 and on the consolidated statements of earnings and unitholders’ equity and cash flows for the year ended December 31, 2004 and for the period October 15, 2003 to December 31, 2003.
(signed) “PricewaterhouseCoopers LLP”
Chartered Accountants
Calgary, Alberta
December 30, 2005

To the Boards of Directors of Harvest Operations Corp.
We have read the information circular relating to the proposed plan of arrangement involving Harvest Energy Trust, Harvest Operations Corp., Viking Energy Royalty Trust, Viking Holdings Inc., Harvest Securityholders and Viking Unitholders dated December 30, 2005 (the “information circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the above-mentioned information circular of our report dated July 16, 2004 to the Trustee of Harvest Energy Trust and the Board of Directors of Harvest Operations Corp. on the schedule of revenues, royalties and operating expenses of the EnCana Properties (referred to as the “New Properties” in our audit report) for the two years ended December 31, 2003 and 2002.
(signed) “PricewaterhouseCoopers LLP”
Chartered Accountants
Calgary, Canada
December 30, 2005

APPENDIX “A”
HARVEST ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:
1.	the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Harvest Energy Trust (“Harvest”) and Viking Energy Royalty Trust (“Viking”) dated December 30, 2005 (the “Information Circular”), all as more particularly described in the Information Circular, and all transactions contemplated thereby including, without limitation:
(a)	the amendments to the Harvest Trust Indenture and constating documents of certain of the Harvest Subsidiaries to create the Harvest Special Units, the HST Preferred Units, the Operations Preferred Shares Series 1, the Operations Preferred Shares Series 2 and the Operations Preferred Shares Series 3; and
(b)	the election of Messrs. Dale Blue, David Boone and William A. Friley, Jr. to the board of directors of HOC effective as of the Effective Date;
         be and are hereby authorized and approved;
2.	the arrangement agreement (the “Arrangement Agreement”) dated as of December 23, 2005 among Harvest, Harvest Operations Corp. (“HOC”), Viking and Viking Holdings Inc., a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;
3.	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of HOC may, without further notice to or approval of the holders of trust units of Harvest and holders of exchangeable shares of HOC, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and
4.	any director or officer of HOC is hereby authorized, for and on behalf of HOC, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

APPENDIX “B”
VIKING ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:
1.	the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Harvest Energy Trust (“Harvest”) and Viking Energy Royalty Trust (“Viking”) dated December 30, 2005 (the “Information Circular”), all as more particularly described in the Information Circular, and all transactions contemplated thereby including, without limitation:
(a)	the amendments to Viking’s amended and restated trust indenture dated July 1, 2003:
(i)	to cause 99% of the trust units (the “Viking Units”) of Viking held by each holder (“Viking Unitholder”) of Viking Units to be exchanged, as of the effective date of the Arrangement (the “Effective Date”) in accordance with the terms of the Plan of Arrangement for special shares of 1206623 Alberta Ltd. (“MFCorp Special Shares”) on the basis of 1.000 MFCorp Special Share for each Viking Unit pursuant to the applicable provisions of the Plan of Arrangement;
(ii)	to cause 1% of the Viking Units held by each Viking Unitholder to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement for trust units (“Harvest Units”) of Harvest on the basis of 1.0000 Harvest Unit for each 4.0000 Viking Units pursuant to the applicable provisions of the Plan of Arrangement;
(iii)	to cause the MFCorp Special Shares received by Viking Unitholders pursuant to the Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of the Plan of Arrangement, for Harvest Units upon the redemption of the MFCorp Special Shares pursuant to the applicable provisions of the Plan of Arrangement on the basis of 1.000 Harvest Units for each 4.000 MFCorp Special Shares; and
(iv)	otherwise to the extent necessary to facilitate the Arrangement; and
(b)	the sale by Viking of all of the Viking Assets (as defined in the Plan of Arrangement) to Harvest pursuant to the applicable provisions of the Plan of Arrangement;
         be and are hereby authorized and approved;
2.	the arrangement agreement (the “Arrangement Agreement”) dated as of December 23, 2005 among Harvest, Harvest Operations Corp., Viking and Viking Holdings Inc. (“VHI”), a copy of which is attached as Appendix D to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;
3.	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of VHI may, without further notice to or approval of the holders of trust units of Viking, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

B-2

4.	any director or officer of VHI is hereby authorized, for and on behalf of VHI, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

APPENDIX “C”
INTERIM ORDER

Action No. 0501-18040
IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY
IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended
AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP., VIKING ENERGY ROYALTY TRUST, VIKING HOLDINGS INC., 1206623 ALBERTA LTD., THE UNITHOLDERS OF HARVEST ENERGY TRUST, THE EXCHANGEABLE SHAREHOLDERS OF HARVEST OPERATIONS CORP. AND THE UNITHOLDERS OF VIKING ENERGY ROYALTY TRUST

BEFORE THE HONOURABLE JUSTICE C.A. KENT IN CHAMBERS	) ) )	AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON THE 23rd DAY OF DECEMBER 2005.
INTERIM ORDER
UPON the Joint Petition (the “Joint Petition”) of Harvest Energy Trust (“Harvest”) and Harvest Operations Corp. (“HOC”) (Harvest and HOC are together referred to as “Harvest”), Viking Energy Royalty Trust (“Viking”), Viking Holdings Inc. (“VHI”) (Viking and VHI are together referred to as “Viking”) and 1206623 Alberta Ltd. (“MFCorp”);
AND UPON reading the Joint Petition and the Affidavit of Jacob Roorda and the Affidavit of John Zahary (together, the “Affidavits”), filed;
AND UPON hearing counsel for Harvest and MFCorp and counsel for Viking;
AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director“) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and that the Executive Director does not intend to appear or make submissions with respect to this application;
FOR THE PURPOSES OF THIS ORDER:
(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the Joint Information Circular and Proxy Statement of Harvest and Viking (the “Information Circular”), a draft copy of which is attached as Exhibit A the Affidavit of Jacob Roorda; and

(b)	all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:
2.	The proposed course of action is an “Arrangement” within the definition of the ABCA and the Joint Petitioners may proceed with the Plan of Arrangement, as described in the Affidavits.
General
3.	Harvest and Viking shall seek approval of the Arrangement by the holders of trust units of Harvest and the holders of exchangeable shares of HOC (together the “Harvest Securityholders”) and the holders of trust units of Viking (the “Viking Unitholders” ), in the manner set forth below.
Harvest Meeting
4.	Harvest shall call and conduct a meeting (the “Harvest Meeting” ) of Harvest Securityholders on or about February 2, 2006. At the Harvest Meeting, Harvest Securityholders will consider and vote upon the Harvest Arrangement Resolution and such other business as may properly be brought before the Harvest Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

5.	A quorum at the Harvest Meeting shall be two persons entitled to vote thereat holding or representing not less than five percent (5%) of the outstanding Harvest Units entitled to vote at the Harvest Meeting. If within 30 minutes from the time appointed for the Harvest Meeting a quorum is not present, the Harvest Meeting shall be adjourned to such Business Day that is not less than twenty-one days following the day appointed for the Harvest Meeting, and to such time and place as may be appointed by the Chairman of the Harvest Meeting. If at such adjourned meeting a quorum is not present, the Harvest Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

6.	The Harvest Securityholders shall vote in respect of the Harvest Arrangement Resolution together as a single class of securities. Each Harvest Unit entitled to be voted at the Harvest Meeting will entitle the holder to one vote at the Harvest Meeting in respect of the Harvest Arrangement Resolution and the other matters to be considered at the Harvest Meeting. The Harvest Special Voting Unit held by Valiant Trust Company shall be entitled to a number of votes at the Harvest Meeting equal to the aggregate number of outstanding Harvest Exchangeable Shares on the basis of one vote for each outstanding Harvest Exchangeable Share at the Harvest Meeting in respect of the Harvest Arrangement Resolution and the other matters to be considered at the Harvest Meeting. The Board of Directors of HOC has fixed a record date for the Harvest Meeting of December 30, 2005 (the “Harvest Record Date”). Only Harvest Securityholders whose names have been entered on the applicable register of Harvest Units or Harvest Exchangeable Shares, as the case may be, on the close of business on the Harvest Record Date will be entitled to receive notice of and to vote at the Harvest Meeting in accordance with this paragraph 5. Holders of Harvest Units and Harvest Exchangeable Shares who acquire their Harvest Units or Harvest Exchangeable Shares after the Harvest Record Date will not be entitled to vote such securities at the Harvest Meeting.
Viking Meeting
7.	Viking shall call and conduct a meeting (the “Viking Meeting”) of Viking Unitholders on or about February 2, 2006. At the Viking Meeting, Viking Unitholders will consider and vote upon the Viking Arrangement Resolution and such other business as may properly be brought before the Viking Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

8.	A quorum shall be present at the Viking Meeting if two persons holding not less than 5% of the outstanding Viking Units entitled to vote at the Viking Meeting are present either in person or by duly appointed proxy. For the purposes of determining such quorum, the holders of any issued special voting units of Viking (“Viking Special Voting Units”) who are present at the Viking Meeting shall be regarded as representing outstanding Viking Units equivalent to the number of votes attaching to such Viking Special Voting Units.
If within 30 minutes from the time appointed for the Viking Meeting a quorum is not present, the Viking

Meeting shall be adjourned to such Business Day that is not less than twenty-one days following the day appointed for the Viking Meeting, and to such time and place as may be appointed by the Chairman of the Viking Meeting. Not less than 10 days prior notice shall be given to Viking Unitholders of the adjourned Viking Meeting and, if at such adjourned meeting a quorum is not present, the Viking Unitholders present if at least two, shall be a quorum for all purposes.
9.	Each Viking Unit entitled to be voted at the Viking Meeting will entitle the holder to one vote at the Viking Meeting in respect of the Viking Arrangement Resolution and the other matters to be considered at the Viking Meeting. The Board of Directors of VHI has fixed a record date for the Viking Meeting of December 30, 2005 (the “Viking Record Date”). Only Viking Unitholders whose names have been entered on the register of Viking Units on the close of business on the Viking Record Date will be entitled to receive notice of and to vote at the Viking Meeting in accordance with this paragraph 8. Holders of Viking Units who acquire their Viking Units after the Viking Record Date will not be entitled to vote such units at the Viking Meeting.
Conduct of Harvest Meeting
10.	The Chairman of the Harvest Meeting shall be any officer or director of Harvest.

11.	The only persons entitled to attend and speak at the Harvest Meeting shall be Harvest Securityholders or their authorized representatives, Harvest’s directors and officers and its auditors, and the Executive Director.

12.	The number of votes required to pass the Harvest Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Harvest Securityholders, either in person or by proxy, voting together as a single class, at the Harvest Meeting.

13.	To be valid a proxy must be deposited with Harvest in the manner described in the Information Circular.

14.	The accidental omission to give notice of the Harvest Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Harvest Meeting.
Viking Meeting
15.	The Chairman of the Viking Meeting shall be any officer or director of Viking.

16.	The only persons entitled to attend and speak at the Viking Meeting shall be Viking Unitholders or their authorized representatives, Viking’s directors and officers and its auditors, and the Executive Director.

17.	The number of votes required to pass the Viking Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Viking Unitholders, either in person or by proxy, at the Viking Meeting.

18.	To be valid a proxy must be deposited with Viking in the manner described in the Information Circular.

19.	The accidental omission to give notice of the Viking Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Viking Meeting.
Dissent Rights
20.	The registered holders of Harvest Securities and Viking Units are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the applicable Arrangement Resolution.

21.	In order for a Harvest Securityholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)	the Harvest Securityholder’s written objection to the Harvest Arrangement Resolution must be received by Harvest c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 – 7 th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Daniel J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Harvest Meeting;

(b)	a dissenting Harvest Securityholder shall not have voted his or her Harvest Securities at the Harvest Meeting either by proxy or in person, in favour of the Harvest Arrangement Resolution;

(c)	a holder of Harvest Securities may not exercise the right of dissent in respect of only a portion of the holder’s Harvest Securities but may dissent only with respect to all of the Harvest Securities held by the holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.
22.	In order for a Viking Unitholder to exercise such right of dissent under subsection 191(5) of the ABCA:
(a)	the Viking Securityholder’s written objection to the Viking Arrangement Resolution must be received by Viking c/o its counsel Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Viking Meeting;

(b)	a dissenting Viking Unitholder shall not have voted his or her Viking Units at the Viking Meeting either by proxy or in person, in favour of the Viking Arrangement Resolution;

(c)	a holder of Viking Units may not exercise the right of dissent in respect of only a portion of the holder’s Viking Units but may dissent only with respect to all of the Viking Units held by the holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by the Arrangement.
23.	The fair value of the Harvest Securities and Viking Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Harvest Securityholders and the Viking Unitholders, as applicable.

24.	Subject to further order of this Court, the rights available to the Harvest Securityholders and the Viking Unitholders under the ABCA and the Arrangement to dissent from the applicable Arrangement Resolution shall constitute full and sufficient rights of dissent for the Harvest Securityholders and the Viking Unitholders with respect to the Arrangement Resolutions.

25.	Notice to the Harvest Securityholders and the Viking Unitholders of their right of dissent with respect to the applicable Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Harvest Securities and their Viking Units shall be given by including information with respect to this right in the Information Circular to be sent to Harvest Securityholders and the Viking Unitholders in accordance with paragraph 25 of this Order.

Notice
26.	An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of Jacob Roorda with amendments thereto as counsel for Harvest and Viking may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meetings to Harvest Securityholders and the Viking Unitholders at the addresses for such holders recorded in the records of Harvest and Viking, as the case may be, at the close of business on the Harvest Record Date or the Viking Record Date, as the case may be, and to the directors and auditors of each of Harvest and Viking. In calculating the 21-day period, the date of mailing shall be included and the date of the Meetings shall be excluded.

27.	An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meetings.

28.	Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Harvest Securityholders and the Viking Unitholders, the directors and auditors of each of Harvest and Viking and the Executive Director of:
(a)	the Joint Petition;

(b)	this Order;

(c)	the Notices of the Meetings; and

(d)	the Notice of Joint Petition;
all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Harvest and Viking may consider fit.
Final Application
29.	Subject to further Order of this Court and provided that the Harvest Securityholders and the Viking Unitholders have approved the Arrangement in the manner directed by this Court and the directors of HOC or VHI have not revoked that approval, Harvest or Viking may proceed with an application for approval of the Arrangement and the Final Order on February 2, 2006 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Harvest Securityholders, Viking Unitholders, Harvest, HOC, Viking and VHI, the respective subsidiaries of Harvest and Viking, MFCorp and all other persons will be bound by the Arrangement in accordance with its terms.

30.	Any Harvest Securityholder, Viking Unitholder or any other interested party (together, “Interested Party” ) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Harvest and Viking, on or before noon on January 27, 2006, a Notice of Intention to Appear including the Interested Party’s address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Harvest and MFCorp shall be effected by service upon the solicitors for Harvest, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: Daniel J. McDonald, Q.C. Service of this notice on Viking shall be effective by service upon the solicitors for Viking, Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, Attention: Steven H. Leitl.

31.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 29 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order
32.	Harvest and Viking are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) “C.A.Kent”

J.C.Q.B.A.
ENTERED at Calgary, Alberta,
December 23, 2005.

(signed) “V.A. Brandt”

Clerk of the Court of Queen’s Bench

APPENDIX D
ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT
AMONG:
HARVEST ENERGY TRUST
- and -
HARVEST OPERATIONS CORP.
- and -
VIKING ENERGY ROYALTY TRUST
- and -
VIKING HOLDINGS INC.
December 23, 2005

	TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		4
1.1	Definitions	4
1.2	Interpretation Not Affected by Headings, etc.	14
1.3	Number, etc.	14
1.4	Date for Any Action	14
1.5	Entire Agreement	14
1.6	Currency	14
1.7	Accounting Matters	14
1.8	Disclosure in Writing	14
1.9	Interpretation Not Affected by Party Drafting	14
1.10	Trust Power and Capacity	14
1.11	Schedules	15

ARTICLE 2 THE ARRANGEMENT		15
2.1	Plan of Arrangement	15
2.2	Interim Order	15
2.3	Information Circulars and Meetings	16
2.4	MFCorp	16
2.5	Employees	16
2.6	Completion of Transactions	17
2.7	Effective Date	18
2.8	United States Tax Considerations	18
2.9	Post-Closing Wind-up	18
2.10	Redemption of Harvest Exchangeable Shares	18
2.11	Viking NPI	18

ARTICLE 3 COVENANTS		18
3.1	Covenants of Harvest and HOC	18
3.2	Covenants of Viking and VHI	22
3.3	Mutual Covenants Regarding the Arrangement	26
3.4	Mutual Covenants Regarding Non-Solicitation	27
3.5	Provision of Information; Access	29

ARTICLE 4 AMENDMENTS TO INCENTIVE PLANS		30
4.1	Amendments to Incentive Plans	30

ARTICLE 5 REPRESENTATIONS AND WARRANTIES		30
5.1	Representations and Warranties of Harvest	30
5.2	Representations and Warranties of Viking	40
5.3	Privacy Issues	50

ARTICLE 6 CONDITIONS PRECEDENT		51
6.1	Mutual Conditions Precedent	51
6.2	Additional Conditions to Obligations of Harvest	53
6.3	Additional Conditions to Obligations of Viking	54
6.4	Notice and Effect of Failure to Comply with Conditions	55
6.5	Satisfaction of Conditions	55

ARTICLE 7 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		55
7.1	Harvest Damages	55
7.2	Viking Damages	56
7.3	Liquidated Damages	57

ARTICLE 8 AMENDMENT		57
8.1	Amendment	57

ARTICLE 9 TERMINATION		58
9.1	Termination	58

ARTICLE 10 NOTICES		58
10.1	Notices	58

ARTICLE 11 GENERAL		59
11.1	Binding Effect	59
11.2	Assignment	59
11.3	Disclosure	59
11.4	Costs	60
11.5	Severability	60
11.6	Further Assurances	60
11.7	Time of Essence	60
11.8	Governing Law	60
11.9	Waiver	60
11.10	Third Party Beneficiaries	60
11.11	Obligations	61
11.12	Counterparts	62
SCHEDULE “A” — Plan of Arrangement

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 23rd day of December, 2005,

AMONG:

HARVEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “Harvest”)

AND:

HARVEST OPERATIONS CORP., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “HOC”)

AND:

VIKING ENERGY ROYALTY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “Viking”)

AND:

VIKING HOLDINGS INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “VHI”)

WHEREAS:

A. Harvest, HOC, Viking and VHI wish to propose an arrangement involving HOC, Harvest, VHI and Viking and the securityholders of HOC, Harvest, Viking and VHI;
B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Alberta);
C. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;
            NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
                    In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:
(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“Acquisition Proposal” means, with respect to Harvest or Viking, any inquiry or the making of any proposal to such Party or its unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of any securities of such Party (other than on exercise of currently outstanding Harvest Rights or Viking Rights, as applicable) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;
(c)	“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)	“Amended Incentive Plans” means the Harvest Unit Award Incentive Plan and the Harvest Trust Unit Rights Incentive Plan, each as amended as contemplated by Section 4.1 hereof;

(e)	“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(f)	“Applicable Law”, in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(g)	“Arrangement” means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(h)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(i)	“BJORN” means Bjorn Holdings Inc., a corporation incorporated under the ABCA;

(j)	“BRP” means Breeze Resources Partnership, a general partnership formed under the laws of Alberta;

(k)	“Business Day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(l)	“Continuing Employees” has the meaning set forth in Section 2.5(a);

(m)	“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(n)	“Closing Time” shall be 8:00 a.m. (Calgary time) on the later of February 3, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Harvest and Viking;

(o)	“Code” has the meaning ascribed thereto in Section 2.8;

(p)	“Combination Transactions” has the meaning ascribed thereto in Section 2.8;

(q)	“Competition Act” means the Competition Act, R.S. 1985, c. C-34, as amended;

(r)	“Confidential Information” has the meaning ascribed thereto in Section 3.4(d);

(s)	“Confidentiality Agreement” means the confidentiality agreement dated November 17, 2005 between Viking and Harvest;

(t)	“Court” means the Court of Queen’s Bench of Alberta;

(u)	“Effective Date” means the date the Arrangement becomes effective under the ABCA;

(v)	“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

(w)	“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(x)	“ERIK” means Erik Holdings Trust, a trust established under the laws of the Province of Alberta pursuant to a trust indenture dated October 6, 2003, as amended and restated;

(y)	“ERIK Trust Indenture” means the Trust Indenture dated as of October 6, 2003 as amended and restated as of September 2, 2004 and May 1, 2005 between BJORN, in its capacity as trustee of ERIK and Viking, as the sole holder of trust units of ERIK, as may be amended, supplemented or restated from time to time;

(z)	“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Harvest Securityholders, the Viking Unitholders, the Harvest Arrangement Parties, the Viking Arrangement Parties and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa)	“GAAP” has the meaning ascribed thereto in Section 1.7;

(bb)	“GLJ” means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.);

(cc)	“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(dd)	“Harvest” means Harvest Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Harvest Trust Indenture;

(ee)	“Harvest Acquisition Agreement” means the partnership interest purchase and sale agreement dated June 23, 2005 between Nexen Inc. (and certain corporations and partnerships controlled by it), as vendor, and HBT1 and HBT2, as purchasers;

(ff)	“Harvest Administration Agreement” means the administration agreement dated September 27, 2002 between HOC and the Harvest Trustee;

(gg)	“Harvest Awards” shall have the meaning ascribed thereto in the Harvest Information Circular;

(hh)	“Harvest Balance Sheets” has the meaning ascribed thereto in Section 5.1(p);

(ii)	“Harvest Board of Directors” means the board of directors of HOC as it may be comprised from time to time;

(jj)	“Harvest Credit Facilities” shall mean the credit facilities described in the Harvest Information Circular under the heading “Information Concerning Harvest Energy Trust — External Debt — Senior Secured Debt”;

(kk)	“Harvest Damages Event” has the meaning set forth in Section 7.1;

(ll)	“Harvest Debenture Trustee” means Valiant Trust Company;

(mm)	“Harvest Debentures” means, collectively, the Harvest 6.5% Debentures, the Harvest 8% Debentures and the Harvest 9% Debentures;

(nn)	“Harvest 6.5% Debentures” means the 6.5% convertible extendible unsecured subordinated debentures of Harvest;

(oo)	“Harvest 6.5% Debenture Indenture Supplement” means the supplement to the Harvest Debenture Indenture dated August 2, 2005 governing the terms of the Harvest 6.5% Debentures;

(pp)	“Harvest 8% Debentures” means the 8% convertible extendible unsecured subordinated debentures of Harvest;

(qq)	“Harvest 8% Debenture Indenture Supplement” means the supplement to the Harvest Debenture Indenture dated July 30, 2004 governing the terms of the Harvest 8% Debentures;

(rr)	“Harvest 9% Debentures” means the 9% convertible extendible unsecured subordinated debentures of Harvest;

(ss)	“Harvest Debenture Indenture” means the indenture dated January 29, 2004 among Harvest, HOC and the Harvest Debenture Trustee governing the terms and conditions of the Harvest 9% Debentures together with all supplemental indentures thereto;

(tt)	“Harvest Departing Officers” means the existing members of senior management of HOC who will not continue to be members of senior management of HOC as of the Effective Date as contemplated in Section 6.1(i) hereof;

(uu)	“Harvest Disclosure Letter” means the disclosure letter dated November 28, 2005 from Harvest and HOC to Viking;

(vv)	“Harvest DRIP” means the premium distribution™, distribution reinvestment and optional unit purchase plan of Harvest;

(ww)	“Harvest Employees” means the employees of, and consultants to, Harvest or its Subsidiaries;

(xx)	“Harvest Employment Agreements” means the employment agreements between HOC and each of its senior officers;

(yy)	“Harvest Exchangeable Shares” means the exchangeable shares, Series 1 of HOC;

(zz)	“Harvest Financial Statements” means, collectively, the audited comparative consolidated financial statements of Harvest as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors’ report thereon and the unaudited comparative consolidated financial statements of Harvest as at and for the nine months ended September 30, 2005 and 2004, together with the notes thereto;

(aaa)	“Harvest Information Circular” means the information circular of Harvest to be sent by Harvest to the Harvest Securityholders in connection with the Harvest Meeting, which, unless otherwise determined by Harvest and Viking, shall be part of a joint information circular that shall also be sent to Viking Unitholders in connection with the Viking Meeting;

(bbb)	“Harvest Information” means the information included in the Harvest Information Circular describing Harvest and its business, operations and affairs and the matters to be considered at the Harvest Meeting;

(ccc)	“Harvest Material Agreements” means, collectively, the Harvest Acquisition Agreement, the Harvest Trust Indenture, the Harvest Debenture Indenture, the Harvest Administration Agreement, the Harvest Voting Trust Agreement and the Harvest NPI Agreements;

(ddd)	“Harvest Meeting” means the special meeting of Harvest Securityholders to be held to consider the Merger Resolution and related matters, and any adjournment(s) thereof;

(eee)	“Harvest Note Indentures” means the note indentures between Harvest and HOC governing the Harvest Notes;

(fff)	“Harvest Notes” means the 7d% senior notes of HOC due October 15, 2011 unconditionally guaranteed by Harvest;

(ggg)	“Harvest NPI Agreements” means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between HOC and Harvest, the royalty agreement dated effective January 17, 2003 between Westcastle Energy Inc. and BNY Trust Company of Canada and the net profit interest agreement dated October 17, 2003 between HST and Harvest and “NPI Agreement” means any one of these agreements, as applicable;

(hhh)	“Harvest Parties” means, collectively and taken as a whole, Harvest, BRP, HOC, HBT1, HBT2, HST, REP and Hay River, each a direct or indirect wholly-owned Subsidiary of Harvest, and “Harvest Party” means any one of them;

(iii)	“Harvest Plans” has the meaning ascribed thereto in Section 5.1(x);

(jjj)	“Harvest Report” has the meaning ascribed thereto in Section 5.1(cc);

(kkk)	“Harvest Rights” shall have the meaning ascribed thereto in the Harvest Information Circular;

(lll)	“Harvest Securities” means, collectively, the Harvest Units and the Harvest Exchangeable Shares;

(mmm)	“Harvest Securityholders” means, collectively, the Harvest Unitholders and the Harvest Exchangeable Shareholders;

(nnn)	“Harvest Service Providers” means persons, firms or corporations who are employees, senior officers or directors of the New Trust or any affiliates or who are consultants or other service providers to the New Trust or any affiliates;

(ooo)	“Harvest Trust Indenture” means the amended and restated trust indenture dated January 1, 2004 between the Harvest Trustee and HOC, as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

(ppp)	“Harvest Trustee” means Valiant Trust Company, in its capacity as the trustee under the Harvest Trust Indenture;

(qqq)	“Harvest Unitholders” means the holders of issued and outstanding Harvest Units;

(rrr)	“Harvest Units” means the trust units of Harvest;

(sss)	“Harvest Voting Trust Agreement” means the voting and exchange trust agreement dated June 30, 2004 among Harvest, Harvest ExchangeCo Ltd. and Valiant Trust Company, as trustee;

(ttt)	“Hay River” means Hay River Partnership, a general partnership established under the laws of Alberta;

(uuu)	“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(vvv)	“HBT1” means Harvest Breeze Trust No. 1, a trust established under the laws of Alberta pursuant to a trust indenture dated October 7, 2004;

(www)	“HBT2” means Harvest Breeze Trust No. 2, a trust established under the laws of Alberta pursuant to a trust indenture dated October 7, 2004;

(xxx)	“HOC” means Harvest Operations Corp., a corporation amalgamated under the ABCA;

(yyy)	“HST” means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta pursuant to a trust indenture dated October 7, 2004;

(zzz)	“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Harvest Securityholders, the Viking Unitholders, the Harvest Arrangement Parties, the Viking Arrangement Parties, and MFCorp, containing declarations and directions with respect to the Arrangement and the holding of the Harvest Meeting and the Viking Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aaaa)	“ITA” means the Income Tax Act (Canada), including the regulations thereunder, as amended;

(bbbb)	“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and US Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX),

(cccc)	“Mailing Date” has the meaning ascribed thereto in Section 3.3(f);

(dddd)	“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of November 28, 2005, or (v) any changes arising from matters consented to or approved in writing by the Other Party;

(eeee)	“Material Subsidiaries” means, with respect to Harvest, the Harvest Parties (other than Harvest), and with respect to Viking, the Viking Parties (other than Viking);

(ffff)	“McDaniel” means McDaniel & Associates Consultants Ltd.

(gggg)	“Merger Resolution” means, in respect of the Harvest Meeting, the special resolutions in respect of the Arrangement to be considered at the Harvest Meeting, and in respect of the Viking Meeting, the special resolutions in respect of the Arrangement to be considered at the Viking Meeting, as the case may be;

(hhhh)	“MFCorp” has the meaning set forth in Section 2.4;

(iiii)	“NYSE” means the New York Stock Exchange;

(jjjj)	“OLAF” means Olaf Energy Limited Partnership, a limited partnership formed under the Partnership Act (Alberta) on October 15, 2003;

(kkkk)	“OLAF 1 Royalty Agreement” means the Royalty Agreement dated as of May 1, 2005 between OLAF and Viking, as may be amended, supplemented or restated from time to time;

(llll)	“OLAF 2 Royalty Agreement” means the Royalty Agreement dated as of May 1, 2005 between OLAF and VHT, as may be amended, supplemented or restated from time to time;

(mmmm)	“OLAF Partnership Agreement” means the amended and restated limited partnership agreement dated as of October 6, 2003 as amended and restated as of September 2, 2004 and as of May 1, 2005 pursuant to which OLAF is governed and may be amended, supplemented and restated from time to time;

(nnnn)	“Other Party” means with respect to the applicable Harvest Party(ies), the applicable Viking Party(ies) and, with respect to the applicable Viking Party(ies), the applicable Harvest Party(ies);

(oooo)	“PLA” means Paddock, Lindstrom & Associates Ltd.;

(pppp)	“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the Harvest Parties or the Viking Parties, as the case may be;

(qqqq)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(rrrr)	“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A hereto as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

(ssss)	“Pre-Arrangement Agreement” means the agreement dated November 28, 2005 among Harvest, HOC, Viking and VHI in respect of the Arrangement and related matters;

(tttt)	“Public Record” means all information filed by either Harvest or Viking, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(uuuu)	“Receiving Party” has the meaning ascribed thereto in Section 3.4(c);

(vvvv)	“Receiving Party Securities” has the meaning ascribed thereto in Section 3.4(c);

(wwww)	“REP” means Red Earth Partnership, a general partnership formed under the laws of Alberta;

(xxxx)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(yyyy)	“Responding Party” has the meaning ascribed thereto in Section 3.4(c);

(zzzz)	“Retention Bonus Plan” has the meaning ascribed thereto in Section 2.5(b); (aaaaa) “SEC” means the United States Securities and Exchange Commission;

(aaaaa)	“SEC” means the United States Securities and Exchange Commission;

(bbbbb)	“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

(ccccc)	“Sproule” means Sproule Associates Limited;

(ddddd)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Harvest or Viking, as the case may be);

(eeeee)	“Superior Proposal” has the meaning set forth in Section 3.4(b)(v)(A);

(fffff)	“Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Harvest or Viking (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(ggggg)	“Tax Returns” shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(hhhhh)	“TSX” means the Toronto Stock Exchange;

(iiiii)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(jjjjj)	“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

(kkkkk)	“VHI” means Viking Holdings Inc., a corporation incorporated under the ABCA;

(lllll)	“VHT” means Viking Holdings Trust, a trust established under the laws of the Province of Alberta pursuant to a trust indenture dated October 24, 1997, as amended and restated;

(mmmmm)	“VHT Trust Indenture” means the Amended and Restated Trust Indenture dated as of July 1, 2004 and as amended and restated as of May 1, 2005 between BJORN, in its capacity as trustee of VHT and Viking, as the sole holder of trust units of VHT, as may be amended, supplemented or restated from time to time;

(nnnnn)	“Viking” means Viking Energy Royalty Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to a trust indenture dated November 5, 1996, as amended and restated effective July 1, 2003;

(ooooo)	“Viking Administration Agreement” means the administration agreement dated as of July 1, 2003 between VHI and the Viking Trustee, as may be amended, supplemented or restated from time to time;

(ppppp)	“Viking Awards” shall have the meaning ascribed thereto in the Viking Information Circular;

(qqqqq)	“Viking Balance Sheets” has the meaning ascribed thereto in Section 5.2(p);

(rrrrr)	“Viking Board of Directors” means the board of directors of VHI as it may be comprised from time to time;

(sssss)	“Viking Credit Facilities” shall mean the credit facilities described in the Viking Information Circular under the heading “Information Concerning Viking Energy Royalty Trust - External Debt — Credit Facilities”;

(ttttt)	“Viking Damages Event” has the meaning set forth in Section 7.2;

(uuuuu)	“Viking 6.4% Debentures” means the 6.40% convertible unsecured subordinated debentures issued on October 20, 2005 pursuant to the Viking 6.40% Debenture Indenture;

(vvvvv)	“Viking 6.40% Debenture Indenture Supplement” means the supplement to the Viking 10.5% Debenture Indenture dated October 20, 2005 governing the terms of the 6.40% Debentures;

(wwwww)	“Viking 10.5% Debentures” means the 10.5% extendible convertible unsecured subordinated debentures issued on January 15, 2003 pursuant to the Viking 10.5% Debenture Indenture;

(xxxxx)	“Viking 10.5% Debenture Indenture” means the trust indenture dated as of January 15, 2003 between Viking and the Viking Debenture Trustee governing the terms of the Viking 10.5% Debentures together with the supplemental indenture thereto;

(yyyyy)	“Viking Debentures” means the Viking 6.40% Debentures and the Viking 10.5% Debentures;

(zzzzz)	“Viking Debenture Indenture” means the Viking 6.40% Debenture Indenture Supplement and the Viking 10.5% Debenture Indenture;

(aaaaaa)	“Viking Debenture Trustee” means Computershare Trust Company of Canada;

(bbbbbb)	“Viking Disclosure Letter” means the disclosure letter dated November 28, 2005 from Viking and VHI to Harvest;

(cccccc)	“Viking DRIP” means the premium distribution™, distribution reinvestment and optional unit purchase plan of Viking;

(dddddd)	“Viking Employees” means the employees of, and consultants to, Viking or its Subsidiaries;

(eeeeee)	“Viking Employment Agreements” means the employment agreements between VHI and each of its senior officers;

(ffffff)	“Viking Financial Statements” means, collectively, the audited comparative consolidated financial statements of Viking as at and for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors’ report thereon and the unaudited comparative consolidated financial statements of Viking as at and for the nine months ended September 30, 2005;
(gggggg)	“Viking Information Circular” means the management proxy circular of Viking to be sent by Viking to the Viking Unitholders in connection with the Viking Meeting, which, unless otherwise determined by Harvest and Viking, shall be part of a joint information circular which shall also be sent to Harvest Securityholders in connection with the Harvest Meeting;

(hhhhhh)	“Viking Information” means the information included in the Viking Information Circular describing Viking and its business, operations and affairs and the matters to be considered at the Viking Meeting;

(iiiiii)	“Viking Management Agreement” means the Management Agreement dated as of July 1, 2003 as amended and restated as of May 1, 2005 among VHI, VHT and various subsidiaries of Viking as may be amended, supplemented and restated from time to time;

(jjjjjj)	“Viking NPI” means the 99% net profit interest in the resource properties of VHI, other than the resource properties covered by the EHT NPI #1, EHT NPI #2, VHT NPI #1 and VHT NPI #2 (as such terms are defined in the Plan of Arrangement), to be granted by VHI to Harvest following the completion of the Arrangement;

(kkkkkk)	“Viking Material Agreements” means, collectively, the Viking Administration Agreement, the Viking Management Agreement, the Viking Trust Indenture; the OLAF 1 Royalty Agreement, the OLAF 2 Royalty Agreement, the VHT Trust Indenture, the ERIK Trust Indenture and the OLAF Partnership Agreement;

(llllll)	“Viking Meeting” means the special meeting of Viking Unitholders to be held to consider the Merger Resolution and related matters, and any adjournment(s) thereof;

(mmmmmm)	“Viking Parties” means, collectively and taken as a whole, Viking, VHI, VHT, BJORN, ERIK and OLAF, each a direct or indirect wholly-owned Subsidiary of Viking, and “Viking Party” means any one of them;

(nnnnnn)	“Viking Plans” has the meaning ascribed thereto in Section 5.2(x);

(oooooo)	“Viking Report” has the meaning ascribed thereto in Section 5.2(cc);

(pppppp)	“Viking Rights” shall have the meaning ascribed thereto in the Viking Information Circular;

(qqqqqq)	“Viking Securities” means the Viking Units;

(rrrrrr)	“Viking Trust Indenture” means the Amended and Restated Trust Indenture dated as of July 1, 2003 between the Viking Trustee and VHI, as may be amended, supplemented or restated from time to time;

(ssssss)	“Viking Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the Viking Trust Indenture;

(tttttt)	“Viking Unitholders” means the holders from time to time of Viking Units; and

(uuuuuu)	“Viking Units” means the trust units of Viking.

1.2	Interpretation Not Affected by Headings, etc.
                    The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.3	Number, etc.
                    Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.
1.4	Date for Any Action
                    If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.
1.5	Entire Agreement
                    This Agreement and the Confidentiality Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof including, without limitation, the Pre-Arrangement Agreement.
1.6	Currency
                    All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.
1.7	Accounting Matters
                    Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.
1.8	Disclosure in Writing
                    Reference to disclosure in writing herein shall, in the case of disclosure to Harvest, include disclosure to Harvest or its representatives, or in the case of disclosure to Viking, include disclosure to Viking or its representatives.
1.9	Interpretation Not Affected by Party Drafting
                    The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.
1.10	Trust Power and Capacity
                    In this Agreement references to the power and capacity of Harvest and Viking, as the case may be, are deemed to be references to that of the Harvest Trustee and the Viking Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the Harvest Trust Indenture and Viking Trust Indenture, respectively.
1.11	Schedules
                    The following schedules attached hereto are incorporated into and form an integral part of this Agreement:
                    A — Plan of Arrangement
ARTICLE 2
THE ARRANGEMENT
2.1	Plan of Arrangement
                    Each of Harvest and HOC on the one hand and Viking and VHI on the other hand will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Harvest Meeting and the Viking Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Merger Resolution and the other matters to be considered at the Harvest Meeting and the Viking Meeting. Provided all necessary approvals for the Merger Resolution are obtained from the Harvest Securityholders and the Viking Unitholders, each of Harvest and HOC on the one hand and Viking and VHI on the other hand shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of Harvest and HOC on the one hand and Viking and VHI on the other hand shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality. Each of the Parties agree that, in the event the Interim Order is not obtained on terms reasonably satisfactory to each of the Parties, or the Parties otherwise determine, after consultation with their respective legal, tax and financial advisors, that it would be advisable to complete the transactions contemplated hereunder (including in the Plan of Arrangement) by means other than a plan of arrangement under the ABCA, such transactions shall be carried out as so determined and the Parties shall amend and restate this Agreement to provide for the completion of such transactions by such other means on substantially the same terms and conditions as contained herein.
2.2	Interim Order
                    The Interim Order shall provide that:
(a)	for the purpose of the Harvest Meeting:
(i)	the securities of Harvest for which holders shall be entitled to vote on the Merger Resolution shall be the Harvest Units and the Harvest Exchangeable Shares;

(ii)	the Harvest Unitholders and the Harvest Exchangeable Shareholders shall be entitled to vote on the Merger Resolution and the other matters to be considered at the Harvest Meeting together as a single class, and not as separate classes, with each Harvest Unitholder being entitled to one vote for each Harvest Unit held by such holder and each Harvest Exchangeable Shareholder being entitled to one vote for each Harvest Exchangeable Share held by such holder; and

(iii)	the requisite majority for the approval of the Merger Resolution shall be two-thirds of the votes cast by the Harvest Securityholders present in person or by proxy at the Harvest Meeting, voting together as a single class, and not as separate classes;

(b)	for the purpose of the Viking Meeting:
(i)	the securities of Viking for which holders shall be entitled to vote on the Merger Resolution shall be the Viking Units;

(ii)	the Viking Unitholders shall be entitled to vote on the Merger Resolution as a single class with each Viking Unitholder being entitled to one vote for each Viking Unit held by such holder; and

(iii)	the requisite majority for the approval of the Merger Resolution shall be two-thirds of the votes cast by the Viking Unitholders present in person or by proxy at the Viking Meeting.
2.3	Information Circulars and Meetings
(a)	As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws:
(i)	Harvest and HOC shall:
(A)	prepare the Harvest Information Circular and cause such circular to be mailed to the Harvest Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)	convene the Harvest Meeting; and
(ii)	Viking and VHI shall:
(A)	prepare the Viking Information Circular and cause such circular to be mailed to the Viking Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B)	convene the Viking Meeting.
2.4	MFCorp
(a)	Prior to the Effective Date, Harvest shall cause a new corporation to be incorporated under the ABCA (“MFCorp”). MFCorp shall have such provisions included in its articles of incorporation as may be agreed by Harvest and Viking, acting reasonably. Prior to the Effective Time, Harvest shall not cause or permit MFCorp to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Viking.
2.5	Employees
(a)	Unless otherwise agreed between Viking and Harvest, the employment of all Viking Employees and Harvest Employees (other than the Harvest Departing Officers and David Rain) (the “Continuing Employees”) will be continued by HOC or VHI, or one of their Subsidiaries, as the case may be. Continuing Employees, unless their employment is terminated, shall continue their employment on terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.
(b)	Harvest and Viking shall agree, acting reasonably, on retention plans for the Viking Employees and the Harvest Employees (the “Retention Bonus Plans”).

(c)	The Parties acknowledge that the Arrangement will result in a “change of control” for purposes of their respective unit incentive plans and executive and employee (if applicable) employment and “change of control” agreements and that all unit awards will be accelerated thereunder. The Parties agree that, upon approval of the Arrangement by the Viking Unitholders and the Harvest Unitholders, and prior to the Effective Date, all outstanding entitlements under such unit incentive plans shall be paid in applicable trust units that will participate in the Arrangement on the same basis as the existing Harvest Units and Viking Units, as applicable, or, at the option of the Harvest Board of Directors or the Viking Board of Directors, as applicable, the cash equivalent thereof.

(d)	The Harvest Disclosure Letter sets forth:
(i)	all obligations of Harvest pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Harvest incentive plan, arising out of or in connection with the Transaction (collectively, the “Harvest Change of Control Payments”);

(ii)	the maximum amount of employee bonuses payable by Harvest to the Harvest Employees in respect of the 2005 year (the “Harvest 2005 Bonuses”), which amount is consistent with Harvest’s existing bonus policies; and

(iii)	the maximum amount of 2006 salary adjustments for the Harvest Employees, which adjustments shall be effective as of January 1, 2006.
(e)	The Viking Disclosure Letter sets forth:
(i)	all obligations of Viking pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Viking incentive plan, arising out of or in connection with the Transaction (collectively, the “Viking Change of Control Payments”);

(ii)	the maximum amount of employee bonuses payable by Viking to the Viking Employees in respect of the 2005 year (the “Viking 2005 Bonuses”), which amount is consistent with Viking’s existing bonus policies; and

(iii)	the maximum amount of 2006 salary adjustments for Viking employees, which adjustments shall be effective as of January 1, 2006.
(f)	The Harvest Change of Control Payments and Viking Change of Control Payments shall be paid as soon as is reasonably practicable following the Effective Date. The Harvest 2005 Bonuses and Viking 2005 Bonuses shall vest on a date prior to the Effective Date to be determined by Harvest and Viking, acting reasonably, and shall be paid on or before January 31, 2006.
2.6	Completion of Transactions
                    Harvest shall cause MFCorp to complete the transactions contemplated herein and in the Plan of Arrangement.

2.7	Effective Date
                    The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about February 3, 2006 or as soon thereafter as reasonably practicable and in any event by March 31, 2006.
2.8	United States Tax Considerations
                    The Parties intend that the series of transactions contemplated in Sections 3.1(aaa) through 3.1(iii) (but excluding Section 3.1(ddd)) of the Plan of Arrangement (“Combination Transactions”), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a “reorganization” within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the “Code”). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes, (b) treat the Combination Transactions as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a “reorganization” within the meaning of Section 368(a)(1) of the Code with respect to Viking and the Viking Unitholders.
2.9	Post-Closing Wind-up
                    Provided the Arrangement is completed, Harvest shall completely dissolve and liquidate Viking, MFCorp, HST, ERIK and VHT as soon as reasonably practicable after the Effective Date and in any event within twelve (12) months following the Effective Date, and Harvest shall cause each of Viking, MFCorp, HST, ERIK and VHT not to engage in any business following the Effective Date.
2.10	Redemption of Harvest Exchangeable Shares
                    All Harvest Exchangeable Shares outstanding following the Effective Date shall be redeemed as soon as reasonably practicable following the Effective Date and, in connection therewith, Harvest or one of its Subsidiaries (other than HOC) shall exercise the overriding redemption call right held by Harvest pursuant to the rights, privileges, restrictions and conditions attached to the Harvest Exchangeable Shares.
2.11	Viking NPI
                    As soon as is reasonably practicable following the Effective Date, VHI will grant the Viking NPI to Harvest.
ARTICLE 3
COVENANTS
3.1	Covenants of Harvest and HOC
                    From November 28, 2005 until the Effective Date or termination of this Agreement, except with the prior written consent of Viking (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:
(a)	Harvest’s affairs and the business of HOC and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)	Harvest shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units or the Harvest Exchangeable Shares other than regular monthly cash distributions on the Harvest Units of an amount equal to $0.35 per Harvest Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Harvest or any of its Subsidiaries (other than to Harvest or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Harvest (other than on exercise of currently outstanding Harvest Exchangeable Shares, Harvest Awards or Harvest Rights or to employees hired after November 28, 2005 (in a manner consistent with past practice) or pursuant to the Harvest DRIP or the Harvest Debentures); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Harvest Trust Indenture; (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Harvest; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)	Harvest will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $1 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $2 million individually or $25 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Harvest disclosed to Viking prior to November 28, 2005; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise continue Harvest or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Harvest, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer, with an acquisition cost in excess of $100 million in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $100 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Harvest Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	except as permitted by Section 2.5, neither Harvest nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;
(e)	except as permitted by Section 2.5, Harvest shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Harvest Rights or as is necessary to comply with Applicable Laws the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Harvest or any of its Subsidiaries or any other party not at arm’s length to Harvest or any of its Subsidiaries;

(f)	Harvest shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)	no amendments shall be made to outstanding Harvest Rights or Harvest Awards except as shall be described in the Harvest Information Circular or as otherwise agreed to between Viking and Harvest;

(h)	each of Harvest and HOC shall use its commercially reasonable efforts to cause the resignation of all of the Harvest Departing Officers at the Effective Time (and for such officers to provide releases in form and substance satisfactory to Viking and Harvest, each acting reasonably);

(i)	Harvest shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(j)	Harvest shall promptly notify Viking in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Harvest threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Harvest in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Harvest shall in good faith discuss with Viking any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Harvest, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Viking pursuant to this provision;

(k)	Harvest shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(l)	Harvest shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Viking on or prior to the Effective Date;

(m)	Harvest shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Harvest;

(n)	Harvest shall provide notice to Viking of the Harvest Meeting and allow Viking’s representatives to attend such meeting;

(o)	subject to compliance by Viking with Section 3.2(q), Harvest will ensure that the Harvest Information Circular provides Harvest Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Viking Information in the Harvest Information Circular in the form approved by Viking and shall include or incorporate by reference, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Harvest Board of Directors that the Arrangement is fair to Harvest Securityholders and is in the best interests of Harvest and Harvest Securityholders, and include the unanimous recommendation of the Harvest Board of Directors that the Harvest Securityholders vote in favour of the Merger Resolution; and (iii) the fairness opinion of Harvest’s financial advisor that the Arrangement is fair, from a financial point of view, to Harvest Securityholders; provided that, notwithstanding the covenants of Harvest in this subsection, prior to the completion of the Arrangement, the Harvest Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Harvest Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(p)	Harvest will assist Viking in the preparation of the Viking Information Circular and provide to Viking, in a timely and expeditious manner, all information as may be reasonably requested by Viking with respect to Harvest for inclusion in the Viking Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Viking to meet the standard referred to in Section 3.2(p) with respect to Harvest, the Arrangement and the transactions to be considered at the Viking Meeting;

(q)	Harvest shall indemnify and save harmless Viking and the directors, officers and agents of Viking and VHI, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Viking or VHI, or any director, officer or agent thereof, may be subject or which Viking or VHI, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation or alleged misrepresentation in the Harvest Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Harvest Information Circular or in any material filed by or on behalf of Harvest in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Harvest Units; and

(iii)	Harvest not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;
except that Harvest shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Viking Information included in the Harvest Information Circular or the negligence of Viking;
(r)	except for proxies and other non-substantive communications with securityholders, Harvest will furnish promptly to Viking or Viking’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Harvest in connection with: (i) the Arrangement; (ii) the Harvest Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(s)	Harvest shall solicit proxies to be voted at the Harvest Meeting in favour of matters to be considered at the Harvest Meeting, including the Merger Resolution;

(t)	Harvest shall conduct the Harvest Meeting in accordance with the Harvest Trust Indenture and any instrument governing the Harvest Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Laws;

(u)	Harvest will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, required to be made on the part of Harvest in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(v)	Harvest will use its reasonable commercial efforts to obtain approval for the listing of (i) the Harvest Units issuable pursuant to the Arrangement and (ii) the additional Harvest Units to be reserved for issuance pursuant to the Harvest Unit Award Incentive Plan (as shall be further described in the Harvest Information Circular) and will cooperate with Viking in making application for the substitutional listing on the TSX of the Viking Debentures which shall be assumed by Harvest under the Plan of Arrangement;

(w)	in the event that dissent rights are given to Harvest Securityholders under the terms of the Interim Order, Harvest shall promptly advise Viking of the number of Harvest Securities for which Harvest receives notices of dissent or written objections to the Arrangement and provide Viking with copies of such notices and written objections;

(x)	Harvest shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.
3.2	Covenants of Viking and VHI
                    From November 28, 2005 until the Effective Date or termination of this Agreement, except with the prior written consent of Harvest (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:
(a)	Viking’s affairs and the business of VHI and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)	Viking shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment

(whether in cash, trust units, shares or property) in respect of its outstanding trust units other than regular monthly cash distributions on the Viking Units of an amount equal to $0.12 per Viking Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Viking or any of its Subsidiaries (other than to Viking or any of its Subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Viking (other than on exercise of currently outstanding Viking Awards or Viking Rights, to employees hired after November 28, 2005 (in a manner consistent with past practice) or pursuant to the Viking DRIP or the Viking Debentures); (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Viking Trust Indenture; (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Viking; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;
(c)	Viking will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $1 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $2 million individually or $25 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Viking disclosed to Harvest prior to November 28, 2005; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise continue Viking or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Viking, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $100 million in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $100 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Viking Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	except as permitted by Section 2.5, neither Viking nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)	except as permitted by Section 2.5, Viking shall not and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Viking Rights or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Viking or any of its Subsidiaries or any other party not at arm’s length to Viking or any of its Subsidiaries;
(f)	Viking shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)	no amendments shall be made to outstanding Viking Rights or Viking Awards without the prior written consent of Harvest;

(h)	each of Viking and VHI shall use its commercially reasonable efforts to cause the resignation of all of the directors of VHI at the Effective Time (and for such directors to provide releases in form and substance satisfactory to Harvest and Viking, each acting reasonably);

(i)	Viking and VHI shall use its commercially reasonable efforts to ensure that all outstanding Viking Rights are either exercised, terminated, expired or surrendered prior to the Effective Time provided that Viking and VHI shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Viking Rights without the prior written consent of Harvest, except to permit the early vesting of Viking Rights and to cause the cancellation, termination, expiry or surrender of the Viking Rights prior to the Effective Time without payment therefor;

(j)	Viking shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k)	Viking shall promptly notify Harvest in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Viking threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Viking in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Viking shall in good faith discuss with Harvest any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Viking, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Harvest pursuant to this provision;

(l)	Viking shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m)	Viking shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Harvest on or prior to the Effective Date;

(n)	Viking shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Viking;

(o)	Viking shall provide notice to Harvest of the Viking Meeting and allow Harvest’s representatives to attend such meeting;

(p)	subject to compliance by Harvest with Section 3.1(p), Viking will ensure that the Viking Information Circular provides Viking Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Harvest Information in the Viking Information Circular in the form approved by Harvest and shall include or incorporate by reference, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Viking Board of Directors that the Arrangement is fair to Viking Unitholders and is in the best interests of Viking and Viking Unitholders, and include the unanimous recommendation of the Viking Board of Directors that the Viking Unitholders vote in favour of the Merger Resolution; and (iii) the fairness opinion of Viking’s financial advisor that the Arrangement is fair, from a financial point of view, to Viking Unitholders; provided that, notwithstanding the covenants of Viking in this subsection, prior to the completion of the Arrangement, the Viking Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Viking Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1,

(q)	Viking will assist Harvest in the preparation of the Harvest Information Circular and provide to Harvest, in a timely and expeditious manner, all information as may be reasonably requested by Harvest with respect to Viking for inclusion in the Harvest Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Harvest to meet the standard referred to in Section 3.1(o) with respect to Viking, the Arrangement and the transactions to be considered at the Harvest Meeting;

(r)	Viking shall indemnify and save harmless Harvest and the directors, officers and agents of Harvest and HOC, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Harvest or HOC, or any director, officer or agent thereof, may be subject or which Harvest or HOC, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation or alleged misrepresentation in the Viking Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Viking Information Circular or in any material filed by or on behalf of Viking in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Viking Units; and

(iii)	Viking not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;
except that Viking shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Harvest Information included in the Viking Information Circular or the negligence of Harvest;
(s)	except for proxies and other non-substantive communications with securityholders, Viking will furnish promptly to Harvest or Harvest’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Viking in connection with: (i) the Arrangement; (ii) the Viking Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(t)	Viking shall solicit proxies to be voted at the Viking Meeting in favour of matters to be considered at the Viking Meeting, including the Merger Resolution;

(u)	Viking shall conduct the Viking Meeting in accordance with the Viking Trust Indenture and any instrument governing the Viking Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(v)	Viking will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, required to be made on the part of Viking in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(w)	in the event that dissent rights are given to Viking Unitholders under the terms of the Interim Order, Viking shall promptly advise Harvest of the number of Viking Units for which Viking receives notices of dissent or written objections to the Arrangement and provide Harvest with copies of such notices and written objections;

(x)	prior to the Effective Date, Viking will cooperate with Harvest in making application to list the Harvest Units issuable pursuant to the Arrangement and the Amended Incentive Plans on the TSX and on the NYSE; and

(y)	Viking shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.
3.3	Mutual Covenants Regarding the Arrangement
                    From the date hereof until the Effective Date, each of Harvest, HOC, Viking and VHI will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:
(a)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)	to, on or before the Effective Date, cause confirmations of employment to be made to the Continued Employees;

(c)	to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d)	to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Harvest and Viking will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of HOC and VHI, subject in all cases to the Confidentiality Agreement;
(e)	reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders;

(f)	use their reasonable commercial efforts to cause the mailing of the Information Circular to their respective securityholders (the “Mailing Date”) to occur as soon as reasonably practicable following the date hereof and in any event by February 15, 2006; and

(g)	use their reasonable commercial efforts to continue the listing on the NYSE of the outstanding Harvest Units and to obtain the approval of the NYSE for the additional listing as of the Effective Date of the Harvest Units issuable pursuant to (i) the Arrangement, (ii) the Harvest Unit Award Incentive Plan, (iii) the Harvest Trust Unit Rights Incentive Plan and (iv) the Viking Debentures.
3.4	Mutual Covenants Regarding Non-Solicitation
(a)	Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)	Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:
(i)	solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)	waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;
provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:
(v)	enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:
(A)	the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a “Superior Proposal”); and

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party’s questions with respect thereto; or
(vi)	comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)	accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or Section 91(f), as applicable, and concurrently therewith pays the amount required by Section 7.1 or 7.2, as applicable, to the other Party.
(c)	Each Party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other Party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Arrangement to provide that the holders of the Harvest Securities or Viking Units, as applicable, (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.
(d)	Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e)	Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Harvest shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Viking shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.
3.5	Provision of Information; Access
(a)	From and after the date hereof, Viking shall provide Harvest and its representatives access, during normal business hours and at such other time or times as Harvest may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Harvest all information concerning its business, properties and personnel as Harvest may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Harvest to be in a position to expeditiously and efficiently integrate the business and operations of each of Viking and Harvest immediately upon but not prior to the Effective Date. Without limitation, representatives of Harvest will be permitted to attend any operations meetings of Viking. Viking agrees to keep Harvest fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Viking. Viking shall confer with and obtain Harvest’s approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

(b)	From and after the date hereof, Harvest shall provide Viking and its representatives access, during normal business hours and at such other time or times as Viking may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Viking all information concerning its business, properties and personnel as Viking may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Viking to be in a position to expeditiously and efficiently integrate the business and operations of each of Viking and Harvest immediately upon but not prior to the Effective Date. Without limitation, representatives of Viking will be permitted to attend any operations meetings of Harvest. Harvest agrees to keep Viking fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Harvest. Harvest shall confer with and obtain Viking’s approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involving in its business.
ARTICLE 4
AMENDMENTS TO INCENTIVE PLANS
4.1 Amendments to Incentive Plans
Subject to receipt of all necessary approvals, Harvest will adopt the amendments to the Harvest Unit Award Incentive Plan as further described in the Harvest Information Circular, together with such additional amendments to the Harvest Unit Award Incentive Plan and Harvest Trust Unit Rights Incentive Plan as may be agreed between Harvest and Viking, acting reasonably.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES
5.1 Representations and Warranties of Harvest
     Harvest and HOC hereby jointly and severally make the representations and warranties set forth in this Section 5.1 to and in favour of Viking and VHI and acknowledge that each of Viking and VHI is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
(a)	Organization and Qualification. Each of Harvest, HBT1, HBT2 and HST is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. Each of BRP, REP and Hay River is a partnership duly created and validly existing under the Laws of the Province of Alberta, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of each of BRP, REP and Hay River as now conducted by each of BRP, REP and Hay River. HOC is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Harvest Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Harvest Parties. Copies of the constating documents of the Harvest Parties (including the Harvest Material Agreements) provided to VHI, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)	Authority Relative this Agreement. HOC has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Harvest, as applicable, and each of Harvest and HOC has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Harvest and HOC of the Arrangement have been duly authorized by the Harvest Board of Directors and, subject to the requisite approval of the Harvest Unitholders, no other proceedings on the part of Harvest or HOC are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Harvest and HOC and constitutes a legal, valid and binding obligation of each of Harvest and HOC enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Harvest has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d)	No Violations. Except as disclosed to Viking in writing prior to November 28, 2005, or as contemplated by this Agreement:
(i)	neither the execution and delivery of this Agreement by Harvest and HOC nor the consummation of the Arrangement nor compliance by the Harvest Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Harvest Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Harvest Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Harvest Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Harvest Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Harvest Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Harvest Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Harvest Parties taken as a whole, or significantly impede the ability of the Harvest Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Harvest Parties; and

(ii)	other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Harvest Unitholders, (A) there is no legal impediment to the Harvest Parties’ consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Harvest Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Harvest Parties, or significantly impede the ability of the Harvest Parties to consummate the Arrangement.
(e)	Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of HOC, threatened or for which there is a reasonable basis, affecting or that would affect the Harvest Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Harvest Parties which, if successful, would have a Material Adverse Effect on the Harvest Parties, or would significantly impede the ability of the Harvest Parties to consummate the Arrangement.

(f)	Taxes, etc. Except as disclosed in writing to Viking prior to November 28, 2005:
(i)	All Tax Returns required to be filed by or on behalf of any Harvest Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Harvest Parties with respect to items or periods covered by such Tax Returns;

(ii)	Harvest has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)	for all periods ended on and after December 31, 2004, Viking has been furnished by Harvest true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by any Harvest Party or on behalf of any Harvest Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Harvest Party;

(iv)	no material deficiencies exist or have been asserted with respect to Taxes of Harvest or any of its Subsidiaries;

(v)	none of Harvest or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Harvest and HOC, has such an event been asserted or threatened against Harvest or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Harvest Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Harvest or its Material Subsidiaries. No audit by tax authorities of Harvest or its Material Subsidiaries is in process or pending, to the knowledge of Harvest except for the audit of 2003 and 2002 federal income tax returns of HOC as previously disclosed to Viking; and

(vi)	Harvest has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Harvest and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Harvest or its Material Subsidiaries.
(g)	Reporting Issuer Status. (i) Harvest is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Harvest Units, the Harvest 6.5% Debentures, the Harvest 8% Debentures and the Harvest 9% Debentures are listed and posted for trading on the TSX; and (ii) the Harvest Units are registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, and Harvest is in material compliance with all applicable U.S. Securities Laws. The Harvest Units are listed and posted for trading on the NYSE.

(h)	Capitalization. As of the date hereof, the authorized capital of Harvest consists of an unlimited number of Harvest Units and an unlimited number of Special Voting Units (as defined in the Harvest Trust Indenture). As of December 15, 2005 there were issued and outstanding approximately 52,732,000 Harvest Units and one Special Voting Unit. Other than (i) the Harvest Rights and 1,575,000 Harvest Units reserved for issuance pursuant to the Harvest Rights under Harvest’s Trust Unit Rights Incentive Plan, (ii) the Harvest Awards and 36,000 Harvest Units which may be issued upon the payment of Harvest Awards made under Harvest’s Unit Award Incentive Plan, (iii) the Harvest Exchangeable Shares and 215,000 Harvest Units which may be issued upon exercise of the Harvest Exchangeable Shares, (iv) Harvest Units which may be issued pursuant to the Harvest DRIP, and (v) the Harvest Debentures and the Harvest Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the Harvest Debentures (the securities listed in subsections 5.1(h)(i) through (v) are collectively, the “Harvest Securities Instruments”), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Harvest of any securities of Harvest (including Harvest Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Harvest (including Harvest Units). All outstanding Harvest Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-

emptive rights and all Harvest Units issuable pursuant to the Harvest Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.
(i)	Ownership of Subsidiaries. As of the date hereof, Harvest is the beneficial direct or indirect owner of all of the outstanding shares, partnership units and trust units, as applicable, of the Harvest Parties (other than Harvest) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Harvest’s credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Harvest Parties (other than Harvest) of any securities of the Harvest Parties (other than Harvest) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Harvest Parties (other than Harvest). All outstanding securities of the Harvest Parties (other than Harvest) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Harvest Units, the Harvest Debentures or any other securities of Harvest has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Harvest and HOC, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)	Material Agreements. There are no agreements material to the conduct of the Harvest Parties’ affairs or businesses, as applicable, and HOC, except for those agreements disclosed in the Public Record, disclosed in writing to Viking prior to November 28, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Harvest Party that is a party thereto is not in material default under any such agreements.

(l)	Filings. Harvest has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. HOC will deliver to VHI, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Harvest with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Viking Parties, as to which Harvest and HOC make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)	No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record, (i) the Harvest Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Harvest, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Harvest Parties taken as a whole.

(n)	Books and Records. The records and minute books of the Harvest Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)	Reports. As of their respective dates, (i) the Harvest Financial Statements, (ii) Harvest’s Renewal Annual Information Form dated March 30, 2005 (including all documents incorporated by reference therein), (iii) Harvest’s information circular and proxy statement dated March 16, 2005, (iv) all Harvest press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Harvest in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Harvest Financial Statements and other financial statements of Harvest included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Harvest’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Harvest on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Harvest on a consolidated basis. There has been no material change in Harvest accounting policies, except as described in the notes to the Harvest Financial Statements, since January 1, 2005.
(p)	Absence of Undisclosed Liabilities. The Harvest Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:
(i)	those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Harvest Financial Statements (the “Harvest Balance Sheets”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Harvest Balance Sheets under GAAP;

(iii)	those incurred in the ordinary course of business since the dates of the Harvest Balance Sheets and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.
(q)	Environmental. Except as disclosed in writing to Viking prior to November 28, 2005 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Harvest Party, nor has any Harvest Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Harvest. All operations of the Harvest Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Harvest Parties, taken as a whole. The Harvest Parties are not subject to nor are Harvest or HOC aware of:
(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)	any demand or notice with respect to the breach of any Environmental Laws applicable to the Harvest Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Harvest Parties.
(r)	Title. Although they do not warrant title, except as disclosed in writing to Viking prior to November 28, 2005, neither Harvest nor HOC has any knowledge or is aware of any defects, failures or impairments in the title of the Harvest Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Harvest Parties; or (iii) the current consolidated cash flow of the Harvest Parties.
(s)	Licences. Except as disclosed in the Public Record, each of the Harvest Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Harvest Parties.

(t)	Compliance with Laws. Each of the Harvest Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Harvest Parties or on the ability of the Harvest Parties to consummate the Arrangement.

(u)	Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Viking, none of the Harvest Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)	Fairness Opinion. The Harvest Board of Directors has received a written opinion as of December 21, 2005 from National Bank Financial Inc. that the consideration to be provided by Harvest to the Viking Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Harvest Unitholders.

(w)	Investment Canada Act. Harvest is a “Canadian” within the meaning of the Investment Canada Act (Canada).

(x)	Employee Benefit Plans. Harvest has made available to Viking true, complete and correct copies of each employee benefits plan (the “Harvest Plans”) covering active, former or retired employees of the Harvest Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Harvest Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Harvest Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Harvest and HOC, there are no pending or anticipated material claims against or otherwise involving any of the Harvest Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Harvest Plan activities) has been brought against or with respect to any Harvest Plan; (v) all material contributions, reserves or premium payments required to be made to the Harvest Plans have been made or provided for; and (vi) no Harvest Party has any material obligations for retiree health and life benefits under any Harvest Plan.

(y)	Insurance. Policies of insurance are in force as of the date hereof naming a Harvest Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Harvest Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.
(z)	Indebtedness To and By Officers, Directors and Others. None of the Harvest Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any Harvest Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Harvest Parties.

(aa)	No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Harvest Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Harvest Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Harvest Party from engaging in this business or from competing with any Person or in any geographic area.

(bb)	Guarantees and Indemnification. Other than as disclosed in writing to Viking, no Harvest Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Harvest Party.

(cc)	Information to Independent Engineer. Harvest and HOC have no reason to believe that (i) the report prepared by McDaniel, GLJ and PLA (collectively, the “Independent Reserves Evaluators”) dated January 1, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries as of December 31, 2004 (the “Harvest Report”); (ii) the report prepared by Sproule Associates Limited dated March 31, 2005 and effective as at March 31, 2005, evaluating the certain crude oil, natural gas liquids and natural gas reserves attributable to certain properties of Nexen Inc. acquired by Harvest (the “Sproule Report”); and (iii) if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Harvest Information Circular, whether in addition to or as a replacement for the reports referred to in clauses (i) through (iii); was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Harvest and HOC have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Harvest (or, to its knowledge, Nexen Inc.) has provided to each of the Independent Reserves Evaluators and Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Harvest Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Harvest Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd)	No Insider Rights. No director, officer, insider or other party not at arm’s length to any Harvest Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Harvest Party.

(ee)	Disclosure. The data and information in respect of the Harvest Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Harvest to or on behalf of Viking was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.
(ff)	Debt. As at October 31, 2005, Harvest’s consolidated indebtedness did not exceed $375 million exclusive of the Harvest Debentures and hedging obligations.

(gg)	Production. For the month of November 2005, the Harvest Parties’ production was not less than 39,000 boe/d.

(hh)	No Defaults under Leases and Agreements. Except as disclosed in writing to Viking:
(i)	no Harvest Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Harvest Parties’ oil and gas assets to which a Harvest Party is a party or by or to which a Harvest Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii)	to their knowledge:
(A)	each of the Harvest Parties is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.
(ii)	No Encumbrances. None of the Harvest Parties has encumbered or alienated its interest in the Harvest Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Harvest Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Viking.

(jj)	No Reduction of Interests. Except as disclosed in writing to Viking prior to November 28, 2005, none of the Harvest Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Harvest Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(kk)	Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Harvest Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(ll)	Production Allowables and Production Penalties.
(i)	None of the wells in which any of the Harvest Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Harvest Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii)	None of the Harvest Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.
(mm)	Operation and Condition of Wells. All wells in which any of the Harvest Parties holds an interest:
(i)	for which any of the Harvest Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)	for which none of the Harvest Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;
except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;
(nn)	Operation and Condition of Tangibles. The Harvest Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:
(i)	for which any of the Harvest Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a Harvest Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)	for which none of the Harvest Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Harvest Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;
except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.
(oo)	Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Harvest Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Harvest Financial Statements in excess of $5 million for each such commitment, approval or authorization other than pursuant to the 2005 and 2006 capital budgets disclosed in writing to Viking.

(pp)	Brokers and Finders. The Harvest Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Viking), except for those advisors which have been retained by Harvest as financial, mergers and acquisitions, and strategic advisors as set forth in the Harvest Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Harvest Parties to such advisors is set forth in the Harvest Disclosure Letter, a copy of which has been provided to Viking. After the payment of such financial obligations to Harvest’s advisors, the Harvest Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(qq)	Employment and Officer Obligations. Other than the Harvest Employment Agreements,HOC’s existing employee health and benefit plans, employee savings plans, pension obligations and as disclosed in writing to Viking, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Harvest Parties. The obligations of Harvest Parties under the Harvest Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Harvest incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Harvest Disclosure Letter.

(rr)	Confidentiality Agreements. All agreements entered into by Harvest with persons other than Viking regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Harvest or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Harvest has not waived the standstill or other provisions of any of such agreements.

(ss)	Outstanding Acquisitions. The Harvest Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(tt)	Mutual Fund Trust. Harvest is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(uu)	Place of Principal Offices. The principal offices of the Harvest Parties are not located within the United States.

(vv)	Location of Assets and U.S. Sales. The assets and property of the Harvest Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Harvest’s most recent completed fiscal year.

(ww)	Foreign Private Issuer. Harvest is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(xx)	Investment Company. To its knowledge and awareness, and without investigation, Harvest is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(yy)	Investment Canada Act. Harvest is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(zz)	Board Approval. The Harvest Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Harvest and the Harvest Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Harvest Unitholders and has resolved to unanimously recommend approval of the Arrangement by Harvest Unitholders.

(aaa)	Harvest Disclosure Letter. The matters disclosed to Viking in the Harvest Disclosure Letter remain true and correct as of the date hereof.

(bbb)	Disclosure. To the knowledge of Harvest, Harvest has not withheld from Viking any material information or documents concerning Harvest or any of its Subsidiaries or their respective assets or liabilities during the course of Viking’s review of Harvest and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Viking by Harvest pursuant hereto (including without limitation, any matter disclosed by Harvest in the Harvest Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.
5.2 Representations and Warranties of Viking
     Each of Viking and VHI hereby jointly and severally make the representations and warranties set forth in this Section 5.2 to and in favour of Harvest and HOC and acknowledge that each of Harvest and HOC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
(a)	Organization and Qualification. Each of Viking, VHT and ERIK is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. OLAF is a partnership duly created and validly existing under the Laws of the Province of Alberta and its general partner has the requisite partnership power and authority to own the assets and to carry on its business on behalf of OLAF as now conducted by OLAF. Each of VHI and BJORN is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Viking Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Viking Parties. Copies of the constating documents of the Viking Parties (including the Viking Material Agreements) provided to HOC, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b)	Authority Relative this Agreement. VHI has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Viking, as applicable, and each of Viking and VHI has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Viking and VHI of the Arrangement have been duly authorized by the Viking Board of Directors and, subject to the requisite approval of the Viking Unitholders, no other proceedings on the part of Viking or VHI are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Viking and VHI and constitutes a legal, valid and binding obligation of each of Viking and VHI enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Viking has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d)	No Violations. Except as disclosed to Harvest in writing prior to November 28, 2005, or as contemplated by this Agreement:
(i)	neither the execution and delivery of this Agreement by Viking and VHI nor the consummation of the Arrangement nor compliance by the Viking Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Viking Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Viking Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Viking Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Viking Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Viking Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Viking Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Viking Parties taken as a whole, or significantly impede the ability of the Viking Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Viking Parties; and
(ii)	other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Viking Unitholders, (A) there is no legal impediment to the Viking Parties’ consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Viking Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Viking Parties, or significantly impede the ability of the Viking Parties to consummate the Arrangement.
(e)	Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of VHI, threatened or for which there is a reasonable basis, affecting or that would affect the Viking Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Viking Parties which, if successful, would have a Material Adverse Effect on the Viking Parties, or would significantly impede the ability of the Viking Parties to consummate the Arrangement.

(f)	Taxes, etc. Except as disclosed in writing to Harvest prior to November 28, 2005:
(i)	All Tax Returns required to be filed by or on behalf of any Viking Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Viking Parties with respect to items or periods covered by such Tax Returns;

(ii)	Viking has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii)	for all periods ended on and after December 31, 2004, Harvest has been furnished by Viking true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by any Viking Party or on behalf of any Viking Party relating to the Taxes; and (B)

any material federal, provincial, state, local or foreign income or franchise tax returns for each Viking Party;
(iv)	no material deficiencies exist or have been asserted with respect to Taxes of Viking or any of its Subsidiaries;

(v)	none of Viking or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Viking and VHI, has such an event been asserted or threatened against Viking or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Viking Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Viking or its Material Subsidiaries. No audit by tax authorities of Viking or its Material Subsidiaries is in process or pending, to the knowledge of Viking; and

(vi)	Viking has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Viking and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Viking or its Material Subsidiaries.
(g)	Reporting Issuer Status. Viking is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Viking Units, the Viking 6.40% Debentures and the Viking 10.5% Debentures are listed and posted for trading on the TSX.

(h)	Capitalization. As of the date hereof, the authorized capital of Viking consists of an unlimited number of Viking Units and an unlimited number of Special Voting Rights (as defined in the Viking Trust Indenture). As of December 15, 2005, there were issued and outstanding 180,733,714 Viking Units and nil Special Voting Rights. Other than (i) the Viking Rights and up to 940,700 Viking Units issuable pursuant to the Viking Rights under Viking’s Trust Unit Option Plan, (ii) the Viking Awards and 1,158,200 Viking Units reserved for issuance pursuant to the Viking Awards outstanding under Viking’s Unit Award Incentive Plan, (iii) Viking Units which may be issued pursuant to the Viking DRIP, and (iv) the Viking Debentures and the Viking Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the Viking Debentures (the securities listed in subsection 5.2(h)(i) through (iv) are collectively, the “Viking Securities Instruments”), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Viking of any securities of Viking (including Viking Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Viking (including Viking Units). All outstanding Viking Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Viking Units issuable pursuant to the Viking Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)	Ownership of Subsidiaries. As of the date hereof, Viking is the beneficial direct or indirect owner of all of the outstanding shares, limited partnership units and trust units, as applicable, of the Viking Parties (other than Viking) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under Viking’s credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Viking Parties (other than Viking) of any securities of the Viking Parties (other than Viking) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Viking Parties (other than Viking). All outstanding securities of the Viking Parties (other than Viking) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Viking Units, the Viking Debentures or any other securities of Viking has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Viking and VHI, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k)	Material Agreements. There are no agreements material to the conduct of the Viking Parties’ affairs or businesses, as applicable, and VHI, except for those agreements disclosed in the Public Record, disclosed in writing to Harvest prior to November 28, 2005 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Viking Party that is a party thereto is not in material default under any such agreements.

(l)	Filings. Viking has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. VHI will deliver to HOC, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Viking with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Harvest Parties, as to which Viking and VHI make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m)	No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record, (i) the Viking Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Viking, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Viking Parties taken as a whole.

(n)	Books and Records. The records and minute books of the Viking Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o)	Reports. As of their respective dates, (i) the Viking Financial Statements, (ii) Viking’s Renewal Annual Information Form dated March 30, 2005 (including all documents incorporated by reference therein), (iii) Viking’s information circular and proxy statement dated March 15, 2005, (iv) all Viking press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Viking in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Viking Financial Statements and other financial statements of Viking included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Viking’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Viking on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Viking on a consolidated basis. There has been no material change in Viking accounting policies, except as described in the notes to the Viking Financial Statements, since January 1, 2005.
(p)	Absence of Undisclosed Liabilities. The Viking Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:
(i)	those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Viking Financial Statements (the “Viking Balance Sheets”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Viking Balance Sheets under GAAP;

(iii)	those incurred in the ordinary course of business since the dates of the Viking Balance Sheets and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.
(q)	Environmental. Except as disclosed in writing to Harvest prior to November 28, 2005 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Viking Party, nor has any Viking Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Viking. All operations of the Viking Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Viking Parties, taken as a whole. The Viking Parties are not subject to nor are Viking or VHI aware of:
(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)	any demand or notice with respect to the breach of any Environmental Laws applicable to the Viking Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Viking Parties.
(r)	Title. Although they do not warrant title, except as disclosed in writing to Harvest prior to November 28, 2005, neither Viking nor VHI has any knowledge or is aware of any defects, failures or impairments in the title of the Viking Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Viking Parties; or (iii) the current consolidated cash flow of the Viking Parties.

(s)	Licences. Except as disclosed in the Public Record, each of the Viking Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Viking Parties.

(t)	Compliance with Laws. Each of the Viking Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Viking Parties or on the ability of the Viking Parties to consummate the Arrangement.

(u)	Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Harvest none of the Viking Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)	Fairness Opinion. The Viking Board of Directors has received a written opinion as of December 21, 2005 from CIBC World Markets Inc. that the consideration to be received by Viking Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Viking Unitholders.

(w)	Investment Canada Act. Viking is a “Canadian” within the meaning of the Investment Canada Act (Canada).

(x)	Employee Benefit Plans. Viking has made available to Harvest true, complete and correct copies of each employee benefits plan (the “Viking Plans”) covering active, former or retired employees of the Viking Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Viking Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Viking Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Viking and VHI, there are no pending or anticipated material claims against or otherwise involving any of the Viking Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Viking Plan activities) has been brought against or with respect to any Viking Plan; (v) all material contributions, reserves or premium payments required to be made to the Viking Plans have been made or provided for; and (vi) no Viking Party has any material obligations for retiree health and life benefits under any Viking Plan.

(y)	Insurance. Policies of insurance are in force as of the date hereof naming a Viking Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Viking Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z)	Indebtedness To and By Officers, Directors and Others. None of the Viking Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any Viking Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Viking Parties.

(aa)	No Limitation. There is no non-competition, exclusivity or other similar agreement,commitment or understanding in place to which any Viking Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Viking Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Viking Party from engaging in this business or from competing with any Person or in any geographic area.

(bb)	Guarantees and Indemnification. Other than as disclosed in writing to Harvest, no Viking Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Viking Party.
(cc)	Information to Independent Engineer. Viking and VHI have no reason to believe that (i) the report prepared by GLJ dated February 10, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Viking as of December 31, 2004 (the “Viking Report”); (ii) the report prepared by GLJ dated February 23, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Calpine Natural Gas Trust (the “CNGT Report”); (iii) the report prepared by GLJ dated February 24, 2005 and effective as at December 31, 2004, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Kensington Energy Inc. as of December 31, 2004 (the “Kensington Report”); (iv) the report prepared by GLJ dated May 18, 2005 and effective as at April 30, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Krang Energy Inc. (the “Krang Report”); and (v) if applicable, any updates to such reports or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Viking Information Circular, whether in addition to or as a replacement for the reports referred to in clauses (i) through (iv); was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Viking and VHI have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Viking (or, to its knowledge, Calpine Natural Gas Trust, Kensington Energy Ltd. or Krang Energy Inc., as applicable) has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Viking Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Viking Parties’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd)	No Insider Rights. No director, officer, insider or other party not at arm’s length to any Viking Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Viking Party.

(ee)	Disclosure. The data and information in respect of the Viking Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Viking to or on behalf of Harvest was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff)	Debt. As at October 31, 2005, Viking’s consolidated indebtedness did not exceed $350 million including the Viking Debentures but excluding hedging obligations.

(gg)	Production. For the month of November 2005, the Viking Parties’ production was not less than 24,000 boe/d.

(hh)	No Defaults under Leases and Agreements. Except as disclosed in writing to Harvest:

(i)	no Viking Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Viking Parties’ oil and gas assets to which a Viking Party is a party or by or to which a Viking Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii)	to their knowledge:
(A)	each of the Viking Parties is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.
(ii)	No Encumbrances. None of the Viking Parties has encumbered or alienated its interest in the Viking Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Viking Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Harvest.

(jj)	No Reduction of Interests. Except as disclosed in writing to Harvest prior to November 28, 2005, none of the Viking Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Viking Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(kk)	Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Viking Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(ll)	Production Allowables and Production Penalties.
(i)	None of the wells in which any of the Viking Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Viking Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii)	None of the Viking Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.
(mm)	Operation and Condition of Wells. All wells in which any of the Viking Parties holds an interest:
(i)	for which any of the Viking Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)	for which none of the Viking Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;
(nn)	Operation and Condition of Tangibles. The Viking Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:
(i)	for which any of the Viking Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a Viking Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)	for which none of the Viking Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Viking Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.
(oo)	Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Viking Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Viking Financial Statements in excess of $5 million for each such commitment, approval or authorization other than pursuant to the 2005 and 2006 capital budgets disclosed in writing to Harvest.

(pp)	Brokers and Finders. The Viking Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Harvest), except for those advisors which have been retained by Viking as financial, mergers and acquisitions, and strategic advisors as set forth in the Viking Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Viking Parties to such advisors is set forth in the Viking Disclosure Letter, a copy of which has been provided to Harvest. After the payment of such financial obligations to Viking’s advisors, the Viking Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(qq)	Employment and Officer Obligations. Other than the Viking Employment Agreements, VHI’s existing health plan, pension obligations and as disclosed in writing to Harvest, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Viking Parties. The obligations of Viking Parties under the Viking Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Viking incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Viking Disclosure Letter.

(rr)	Confidentiality Agreements. All agreements entered into by Viking with persons other than Harvest regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Viking or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Harvest has not waived the standstill or other provisions of any of such agreements.

(ss)	Outstanding Acquisitions. The Viking Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(tt)	Mutual Fund Trust. Viking is a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(uu)	Place of Principal Offices. The principal offices of the Viking Parties are not located within the United States.

(vv)	Location of Assets and U.S. Sales. The assets and property of the Viking Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Viking’s most recent completed fiscal year.

(ww)	Foreign Private Issuer. Viking is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(xx)	Investment Company. To its knowledge and awareness, and without investigation, Viking is not an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(yy)	Investment Canada Act. Viking is not a “non-Canadian” within the meaning of the Investment Canada Act (Canada).

(zz)	Board Approval. The Viking Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Viking and the Viking Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Viking Unitholders and has resolved to unanimously recommend approval of the Arrangement by Viking Unitholders.

(aaa)	Viking Disclosure Letter. The matters disclosed to Harvest in the Viking Disclosure Letter remain true and correct as of the date hereof.

(bbb)	Disclosure. To the knowledge of Viking, Viking has not withheld from Harvest any material information or documents concerning Viking or any of its Subsidiaries or their respective assets or liabilities during the course of Harvest’s review of Viking and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Harvest by Viking pursuant hereto (including without limitation, any matter disclosed by Viking in the Viking Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.
5.3 Privacy Issues.
(a)	For the purposes of this Section 5.3, the following definitions shall apply:
(i)	“applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)	“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)	“authorized authority” means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv)	“Personal Information” means information about an individual transferred to Viking by Harvest in accordance with this Agreement and/or as a condition of the Arrangement.
(b)	The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)	Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)	Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)	Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)	Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).
ARTICLE 6
CONDITIONS PRECEDENT
6.1     Mutual Conditions Precedent
          The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:
(a)	on or prior to February 15, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Harvest and Viking, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Harvest and Viking, acting reasonably, on appeal or otherwise;

(b)	the Merger Resolution shall have been passed by the holders of Viking Units, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(c)	the Merger Resolution shall have been passed by the holders of Harvest Securities, on or prior to March 31, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(d)	in the event that dissent rights are given to Viking Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Viking Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e)	in the event that dissent rights are given to Harvest Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Harvest Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f)	on or prior to March 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Harvest and Viking, acting reasonably;

(g)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Harvest and Viking, acting reasonably;

(h)	the Arrangement shall have become effective on or prior to March 31, 2006;

(i)	As of the Effective Date:

     (i)      the following individuals shall be added to the Harvest Board of Directors:
Dale G. Blue
David J. Boone
William Friley
     and (ii) the following individuals shall be appointed as the officers of HOC:
John Zahary — President and Chief Executive Officer
Robert Fotheringham — Vice President, Finance and Chief Financial Officer
Robert Morgan — Vice President, Engineering and Chief Operating Officer
Al Ralston — Vice President, Production
James Campbell — Vice President, Geosciences
Jacob Roorda — Vice President, Corporate
David Rain — Corporate Secretary
(j)	HOC shall enter into written agreements effective as of the Effective Date satisfactory to each of Harvest and Viking, acting reasonably, pursuant to which HOC shall agree that, for a period of six years after the Effective Date, HOC shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by each of Harvest and Viking (provided that HOC may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of HOC and VHI with respect to claims arising from facts or events which occurred before the Effective Date;

(k)	the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate (“ARC”) pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau (“Commissioner”) appointed under the Competition Act; or (ii) a “no action letter” satisfactory to each of Harvest and Viking, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Harvest and Viking, acting reasonably; and in addition, in the event that the ARC or “no action” letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(l)	in addition to the approval required by Section 6.1(k), all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Harvest and Viking, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX of the Harvest Units to be issued (i) pursuant to the Arrangement and (ii) pursuant to the Harvest Unit Award Incentive Plan, as amended as contemplated in the Harvest Information Circular, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(m)	if required, the Arrangement, and the consummation thereof, shall have been approved by Harvest’s lenders on a basis acceptable to Harvest and Viking, each acting reasonably;

(n)	if required, the Arrangement, and the consummation thereof, shall have been approved by Viking’s lenders on a basis acceptable to Harvest and Viking, each acting reasonably;

(o)	Harvest and Viking shall have executed such instruments, and the Viking Debenture Trustee shall have received such opinions, as contemplated and required by Article 12 of the Viking Debenture Indenture, in order to provide for the assumption as of the Effective Date by Harvest of all of the covenants and obligations of Viking under the Viking Debenture Indenture in respect of the Viking Debentures such that, as of the Effective Date, the Viking Debentures become valid and binding obligations of Harvest entitling the holders thereof, as against Harvest, to all the rights of holders of Viking Debentures under the Viking Debenture Indenture;
(p)	there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:
(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and
(q)	Harvest and HOC shall have received resignations and releases, in form satisfactory to Harvest and Viking, each acting reasonably, from the directors of Viking and from the Harvest Departing Officers, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements.
          The foregoing conditions are for the mutual benefit of Viking and Harvest and may be asserted by Viking and Harvest regardless of the circumstances and may be waived by Viking and Harvest (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Viking or Harvest may have.
6.2 Additional Conditions to Obligations of Harvest
          The obligation of Harvest to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:
(a)	Viking shall have mailed the Viking Information Circular and other documentation required in connection with the Viking Meeting on or before February 15, 2006;

(b)	each of the acts and undertakings of Viking to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Viking;

(c)	Viking shall have furnished Harvest with:
(i)	certified copies of the resolutions duly passed by the Viking Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	certified copies of the resolutions of Viking Unitholders, duly passed at the Viking Meeting, approving the Merger Resolution;
(d)	except as affected by the transactions contemplated by this Agreement, the representations and warranties of Viking and VHI contained in Section 5.2 shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Viking and VHI shall have complied in all respects with its covenants in this Agreement and Harvest shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of VHI acting solely on behalf of VHI and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Harvest will have no knowledge to the contrary;

(e)	any director, officer, insider or other non-arm’s length party that is indebted to Viking shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)	there shall not have occurred any change after November 28, 2005, or prior to November 28, 2005 which has not been publicly disclosed or disclosed to Harvest in writing prior to November 28, 2005, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Viking and which, in the judgment of Harvest, acting reasonably, is materially adverse to Viking other than: (i) a change directly resulting from an action taken by Viking permitted by this Agreement or to which Harvest has consented in writing; (ii) a change resulting from conditions affecting the oil and gas industry generally including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) a change resulting from general economic, financial, currency exchange, securities or commodities market conditions; and

(g)	all Viking Rights shall have been exercised or terminated.
          The conditions in this Section 6.2 are for the exclusive benefit of Harvest and may be asserted by Harvest regardless of the circumstances or may be waived by Harvest in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Harvest may have.
6.3 Additional Conditions to Obligations of Viking
          The obligation of Viking to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:
(a)	Harvest shall have mailed the Harvest Information Circular and other documentation required in connection with the Harvest Meeting on or before February 15, 2006;

(b)	each of the acts and undertakings of Harvest to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Harvest;

(c)	Harvest shall have furnished Viking with:
(i)	certified copies of the resolutions duly passed by the Harvest Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	certified copies of the resolutions of Harvest Securityholders, duly passed at the Harvest Meeting, approving the Merger Resolution;
(d)	except as affected by the transactions contemplated by this Agreement, the representations and warranties of Harvest and HOC contained in Section 5.1 shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Harvest and HOC shall have complied in all respects with its covenants in this Agreement and Viking shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of HOC acting solely on behalf of HOC and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Viking will have no knowledge to the contrary;

(e)	any director, officer, insider or other non-arm’s length party that is indebted to Harvest shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)	there shall not have occurred any change after November 28, 2005, or prior to November 28, 2005 which had not been publicly disclosed or disclosed to Viking in writing prior to November 28, 2005, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Harvest and which, in the judgment of Viking, acting reasonably, is materially adverse to Harvest other than: (i) a change directly resulting from an action taken by Harvest permitted by this Agreement to which Viking has consented in writing; (ii) a change resulting from conditions affecting the oil and gas industry generally including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) a change resulting from general economic, financial, currency exchange, securities or commodities market conditions; and

(g)	the Harvest Board of Directors shall have authorized the application for listing of the Harvest Units issuable to Viking Unitholders pursuant to the Arrangement on the NYSE.
          The conditions in this Section 6.3 are for the exclusive benefit of Viking and may be asserted by Viking regardless of the circumstances or may be waived by Viking in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Viking may have.
6.4 Notice and Effect of Failure to Comply with Conditions
(a)	Each of Harvest and Viking shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)	If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.
6.5 Satisfaction of Conditions
          The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.
ARTICLE 7
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS
7.1 Harvest Damages
          If at any time after the execution of this Agreement and prior to its termination:
(a)	the Viking Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(p) and 5.2(zz) in a manner adverse to Harvest or shall have resolved to do so prior to the Effective Date;

(b)	a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Viking Unitholders or to Viking and the Viking Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)	Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)	Viking is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Viking or materially impedes the completion of the Arrangement, and Viking fails to cure such breach within five business days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006) or

(e)	Viking is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Viking or materially impedes the completion of the Arrangement, and Viking fails to cure such breach within five business days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),
(each of the above being a “Harvest Damages Event”), then in the event of the termination of this Agreement pursuant to Section 9.1, Viking shall pay to Harvest $65 million (the “Harvest Termination Fee”) as liquidated damages in immediately available funds to an account designated by Harvest within one business day after the first to occur of the events described above; provided, however, that if the sole reason that the Harvest Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in Section 7.1(e) , the Harvest Termination Fee shall be reduced to $10 million. Following a Harvest Damages Event but prior to payment of the applicable Harvest Termination Fee, Viking shall be deemed to hold such applicable Harvest Termination Fee in trust for Harvest. Viking shall only be obligated to pay one Harvest Termination Fee pursuant to this Section 7.1.
7.2 Viking Damages
          If at any time after the execution of this Agreement and prior to its termination:
(a)	the Harvest Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.1(o) and 5.1(yy) in a manner adverse to Viking or shall have resolved to do so prior to the Effective Date;

(b)	a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Harvest Unitholders or to Harvest and the Harvest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)	Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)	Harvest is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Harvest or materially impedes the completion of the Arrangement, and Harvest fails to cure such breach within five business days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

(e)	Harvest is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Harvest or materially impedes the completion of the Arrangement, and Harvest fails to cure such breach within five business days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),
(each of the above being a “Viking Damages Event”), then in the event of the termination of this Agreement pursuant to Section 9.1, Harvest shall pay to Viking $65 million (the “Viking Termination Fee”) as liquidated damages in immediately available funds to an account designated by Viking within one business day after the first to occur of the events described above; provided, however, that if the sole reason that the Viking Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in Section 7.2(e), the Viking Termination Fee shall be reduced to $10 million. Following a Viking Damages Event but prior to payment of the applicable Viking Termination Fee, Harvest shall be deemed to hold such applicable Viking Termination Fee in trust for Viking. Harvest shall only be obligated to pay one Viking Termination Fee pursuant to this Section 7.2.
7.3 Liquidated Damages
          Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 7 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.
ARTICLE 8
AMENDMENT
8.1 Amendment
          This Agreement may at any time and from time to time before or after the holding of the Viking Meeting and the Harvest Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;
provided that no such amendment reduces or materially adversely affects the consideration to be received by Harvest Securityholder or a Viking Unitholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 9
TERMINATION
9.1 Termination
          This Agreement may be terminated at any time prior to the Effective Date:
(a)	by mutual written consent of Harvest and Viking;

(b)	as provided in Sections 6.1, 6.2 and 6.3;

(c)	by Harvest upon the occurrence of an Harvest Damages Event as provided in Section 7.1 provided that in the event of an Harvest Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by Harvest unless Viking Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)	by Viking upon the occurrence of a Viking Damages Event as provided in Section 7.2 provided that in the event of a Viking Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by Viking unless the Harvest Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e)	by Harvest, in the event that Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Harvest has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Viking the applicable Viking Termination Fee; and

(f)	by Viking, in the event that Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Viking has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Harvest the applicable Harvest Termination Fee.
          In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 and each Part’s obligations in the Confidentiality Agreement which shall survive such termination.
ARTICLE 10
NOTICES
10.1 Notices
          All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:
(a)	in the case of Harvest or HOC, to:
Harvest Energy Trust
c/o Harvest Operations Corp.
2100, 330 – 5th Avenue SW
Calgary, AB T2P 0L4
Attention:      Jacob Roorda, President
Facsimile:      (403) 265-3490

         with a copy to:
Burnet, Duckworth & Palmer LLP
1400, 350 — 7th Avenue SW
Calgary, AB T2P 3N9
Attention:      Grant Zawalsky
Facsimile:      (403) 260-0330
(b)	in the case of Viking or VHI, to:
Viking Energy Trust
c/o Viking Holdings Inc.
400, 330 — 5th Avenue S.W.
Calgary, AB T2P 0L4
Attention:      John Zahary, President and Chief Executive Officer
Facsimile:      (403) 266-0058
     with a copy to:
Macleod Dixon LLP
3700, 400 — 3rd Avenue S.W.
Calgary, AB T2P 4H2
Attention:      Robert Engbloom, Q.C.
Facsimile:      (403) 264-5973
or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.
ARTICLE 11
GENERAL
11.1 Binding Effect
          This Agreement shall be binding upon and enure to the benefit of the Parties hereto.
11.2 Assignment
          No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.
11.3 Disclosure
          Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

11.4 Costs
          Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Harvest and Viking shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.
11.5 Severability
          If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:
(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.
11.6 Further Assurances
          Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.
11.7 Time of Essence
          Time shall be of the essence of this Agreement.
11.8 Governing Law
          This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.
11.9 Waiver
          No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.
11.10 Third Party Beneficiaries.
          The provisions of Sections 6.1(j) and 11.11 are (i) intended for the benefit of all present and former trustees, directors and officers of Harvest and its Subsidiaries and Viking and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and HOC shall hold the rights and benefits of Sections 6.1(j) and 11.11 in trust for and on behalf of the Third Party Beneficiaries and HOC hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

11.11 Obligations
          (a) The Parties hereto acknowledge that, with respect to Harvest being a party to this Agreement, HOC is entering into this Agreement solely in its capacity as agent on behalf of Harvest and the obligations of Harvest hereunder shall not be personally binding upon the Harvest Trustee, HOC or any of the Harvest Unitholders or any annuitant under a plan of which an Harvest Unitholder is a trustee or carrier (an “annuitant”) and that any recourse against Harvest, the Harvest Trustee, HOC or any Harvest Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of Harvest arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Harvest Trust Indenture.
          (b) The Parties hereto acknowledge that VHI is entering into this Agreement solely on behalf of Viking and the obligations of Viking hereunder shall not be personally binding upon VHI or any of the Viking Unitholders and that any recourse against Viking, VHI or any Viking Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or other tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Viking Trust Indenture.

11.12 Counterparts
          This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.
          IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

HARVEST ENERGY TRUST, by its	VIKING ENERGY ROYALTY TRUST, by
Administrator, Harvest Operations Corp.	its Administrator, Viking Holdings Inc.

Per:	(signed) “Jacob Roorda”	Per:	(signed) “John Zahary”

	Name: Jacob Roorda		Name: John Zahary
	Title: President		Title: President and Chief Executive Officer

Per:	(signed) “David Rain”	Per:	(signed) “Robert Fotheringham”

	Name: David Rain		Name: Robert Fotheringham
	Title: Vice President and		Title: Vice President, Finance and
	Chief Financial Officer		Chief Financial Officer

HARVEST OPERATIONS CORP.	VIKING HOLDINGS INC.

Per:	(signed) “Jacob Roorda”	Per:	(signed) “John Zahary”

	Name: Jacob Roorda		Name: John Zahary
	Title: President		Title: President and Chief Executive Officer

Per:	(signed) “David Rain”	Per:	(signed) “Robert Fotheringham”

	Name: David Rain		Name: Robert Fotheringham
	Title: Vice President and		Title: Vice President, Finance and Chief Financial Officer
Chief Financial Officer

SCHEDULE A
Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)
ARTICLE 1
INTERPRETATION
1.1 In this Plan of Arrangement, the following terms have the following meanings:
(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“AmalgamationCo” means the corporation form upon the amalgamation of Harvest ExchangeCo, Bjorn and Krang pursuant to this Arrangement;

(c)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)	“Arrangement Agreement” means the agreement dated December 23, 2005 among Harvest, Operations, Viking and VHI with respect to the Arrangement and all amendments thereto;

(e)	“Arrangement Resolution” means the applicable special resolutions in respect of the Arrangement to be considered at the Harvest Meeting and the Viking Meeting, as the case may be;

(f)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(g)	“Bjorn” means Bjorn Holdings Inc., a corporation incorporated under the ABCA;

(h)	“Bjorn Shares” means the common shares of Bjorn;

(i)	“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(j)	“CDE” means Cumulative Canadian development expense as defined in the Tax Act;

(k)	“CEE” means Cumulative Canadian exploration expense as defined in the Tax Act;

(l)	“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(m)	“COGPE” means Cumulative Canadian oil and gas property expense as defined in the Tax Act;

(n)	“Court” means the Court of Queen’s Bench of Alberta;

(o)	“Depositary” means Valiant Trust Company or such other company as may be designated by Harvest and Viking;

(p)	“Designated Beneficiaries” means a designated beneficiary as defined in the Tax Act;

(q)	“Dissenting Securityholders” means registered holders of Harvest Securities and registered holders of Viking Units who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(r)	“Effective Date” means the date the Arrangement is effective under the ABCA;

(s)	“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

(t)	“EHT” means the Erik Holdings Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Viking;

(u)	“EHT Assumed Liabilities” means all of the liabilities and obligations of EHT, whether or not reflected on the books of EHT;

(v)	“EHT CRP Transfer Note” means a note in an amount equal to the total of the COGPE, CDE and CEE balances of EHT immediately prior to the EHT First Resource Property Conveyance;

(w)	“EHT First Resource Properties” means the oil and natural gas assets (excluding EHT Tangible Assets) of EHT having a fair market value equal to the EHT CRP Transfer Note plus $1.00;

(x)	“EHT First Resource Property Conveyance” means the conveyance of the EHT First Resource Properties to VHI in exchange for the EHT CRP Transfer Note and VHI Preferred Shares Series 1 for the balance of the consideration pursuant to the EHT First Resource Property Conveyance Agreement;

(y)	“EHT First Resource Property Conveyance Agreement” means the conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT First Resource Property Conveyance;

(z)	“EHT Note” means the promissory note in the principal amount of $71 million issued by EHT to VHT;

(aa)	“EHT NPI #1” means the 99% net profit interest in the EHT First Resources Properties granted by VHI to EHT;

(bb)	“EHT NPI #2” means the 99% net profit interest in the EHT Second Resources Properties granted by VHI to EHT;

(cc)	“EHT Other Assets” means the assets of EHT other than the EHT First Resource Assets, the EHT Second Resource Assets and the EHT Tangible Assets;

(dd)	“EHT Other Asset Conveyance” means the conveyance of the EHT Other Assets to Viking, and the assumption of the EHT Assumed Liabilities by Viking, in exchange for that number of Viking Units having a value equal to the fair market value of the EHT Other Assets less the EHT Assumed Liabilities pursuant to the EHT Other Asset Conveyance Agreement;

(ee)	“EHT Other Asset Conveyance Agreement” means the conveyance agreement between EHT and Viking to be dated the Effective Date effecting the EHT Other Asset Conveyance;

(ff)	“EHT Preferred Units” means the preferred units of EHT;

(gg)	“EHT Second Resource Properties” means all of the oil and natural gas assets (excluding EHT First Resources Properties and EHT Tangible Assets) of EHT;

(hh)	“EHT Second Resource Property Conveyance” means the conveyance of the EHT Second Resource Properties to VHI in exchange for the EHT NPI #2 and VHI Preferred Shares Series 2 pursuant to the EHT Second Resource Property Conveyance Agreement;

(ii)	“EHT Second Resource Property Conveyance Agreement” means the conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT Second Resource Property Conveyance;

(jj)	“EHT Tangible Assets” means the tangible assets of EHT;

(kk)	“EHT Tangible Conveyance” means the conveyance of the EHT Tangible Assets to VHI in exchange for the EHT Tangible Transfer Note and VHI Preferred Shares Series 3 pursuant to the EHT Tangible Conveyance Agreement;

(ll)	“EHT Tangible Conveyance Agreement” means the conveyance agreement between EHT and VHI to be dated the Effective Date effecting the EHT Tangible Conveyance;

(mm)	“EHT Tangible Transfer Note” means a note in an amount equal to the UCC balance of EHT immediately prior to the EHT Tangible Conveyance;

(nn)	“EHT Units” means the trust units of EHT;

(oo)	“Final Order” means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Harvest Securityholders, the Viking Unitholders, the Harvest Arrangement Parties, the Viking Arrangement Parties and MFCorp., as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(pp)	“Harvest” means Harvest Energy Trust, a trust organized under the laws of the Province of Alberta;

(qq)	“Harvest Arrangement Parties” means Harvest, HST and Operations;

(rr)	“Harvest Exchangeable Shareholders” means the holders from time to time of Harvest Exchangeable Shares;

(ss)	“Harvest Exchangeable Shares” means the Exchangeable Shares, Series 1 of Operations;

(tt)	“Harvest ExchangeCo” means Harvest ExchangeCo Inc., a corporation incorporated under the ABCA;

(uu)	“Harvest ExchangeCo Shares” means the common shares of Harvest ExchangeCo;

(vv)	“Harvest Meeting” means the special meeting of Harvest Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(ww)	“Harvest Securities” means, collectively, the Harvest Units and the Harvest Exchangeable Shares;

(xx)	“Harvest Securityholders” means, collectively, the Harvest Unitholders and the Harvest Exchangeable Shareholders;

(yy)	“Harvest Special Units” means the special trust units of Harvest;

(zz)	“Harvest Trust Indenture” means Harvest’s trust indenture dated as of July 10, 2002, as amended, between Operations and Valiant Trust Company;

(aaa)	“Harvest Unitholders” means the holders from time to time of Harvest Units;

(bbb)	“Harvest Units” means the trust units of Harvest;

(ccc)	“HST” means Harvest Sask Energy Trust, a trust organized under the laws of the Province of Alberta;

(ddd)	“HST Assumed Liabilities” means all of the liabilities and obligations of HST, whether or not reflected on the books of HST;

(eee)	“HST CRP Transfer Note” means a note in an amount equal to the COGPE, CDE and CEE balances of HST immediately prior to the HST First Resource Property Conveyance;

(fff)	“HST First Resource Properties” means the oil and natural gas assets (excluding HST Tangible Assets) of HST having a fair market value equal to the HST CRP Transfer Note plus $1.00;

(ggg)	“HST First Resource Property Conveyance” means the conveyance of the HST First Resource Properties to Operations in exchange for the HST CRP Transfer Note and Operations Preferred Shares Series 1 for the balance of the consideration pursuant to the HST First Resource Property Conveyance Agreement;

(hhh)	“HST First Resource Property Conveyance Agreement” means the conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST First Resource Property Conveyance;

(iii)	“HST NPI #1” means the 99% net profit interest in the HST First Resources Properties granted by Operations to HST;

(jjj)	“HST NPI #2” means the 99% net profit interest in the HST Second Resources Properties granted by Operations to HST;

(kkk)	“HST Other Assets” means the assets of HST other than the HST First Resource Assets, the HST Second Resource Assets and the HST Tangible Assets including, for greater certainty, the HST NPI #1 and the HST NPI #2;

(lll)	“HST Other Asset Conveyance” means the conveyance of the HST Other Assets to Harvest, and the assumption of the HST Assumed Liabilities by Harvest, in exchange for that number of Harvest Units having a value equal to the fair market value of the HST Other Assets less the HST Assumed Liabilities pursuant to the HST Other Asset Conveyance Agreement;

(mmm)	“HST Other Asset Conveyance Agreement” means the conveyance agreement between HST and Harvest to be dated the Effective Date effecting the HST Other Asset Conveyance;

(nnn)	“HST Preferred Units” means the preferred trust units of HST;

(ooo)	“HST Second Resource Properties” means all of the oil and natural gas assets (excluding HST First Resources Properties and HST Tangible Assets) of HST;

(ppp)	“HST Second Resource Property Conveyance” means the conveyance of the HST Second Resource Properties to Operations in exchange for the HST NPI #2 and Operations Preferred Shares Series 2 pursuant to the HST Second Resource Property Conveyance Agreement;

(qqq)	“HST Second Resource Property Conveyance Agreement” means the conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST Second Resource Property Conveyance;

(rrr)	“HST Tangible Assets” means all of the tangible assets of HST;

(sss)	“HST Tangible Conveyance” means the conveyance of the HST Tangible Assets to Operations in exchange for the HST Tangible Transfer Note and Operations Preferred Shares Series 3 pursuant to the HST Tangible Conveyance Agreement;

(ttt)	“HST Tangible Conveyance Agreement” means the conveyance agreement between HST and Operations to be dated the Effective Date effecting the HST Tangible Conveyance;

(uuu)	“HST Tangible Transfer Note” means a note in an amount equal to the UCC balance of HST immediately prior to the HST Tangible Conveyance;

(vvv)	“HST Units” means the common trust units of HST;

(www)	“HST Unitholders” means holders from time to time of HST Units or HST Preferred Units;

(xxx)	Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(yyy)	“Krang” means Krang Energy Inc., a corporation incorporated under the ABCA;

(zzz)	“Krang Shares” means the common shares of Krang;

(aaaa)	“Letters of Transmittal” means the letters of transmittal accompanying the information circular sent to the Harvest Exchangeable Shareholders and the Viking Securityholders pursuant to which such holders are required to deliver certificates representing Harvest Exchangeable Shares and Viking Securities in order to receive the consideration payable to them pursuant to the Arrangement;

(bbbb)	“Meeting” means either the Harvest Meeting or the Viking Meeting, as the context requires;

(cccc)	“MFCorp” means 1206623 Alberta Ltd., a corporation incorporated under the ABCA;

(dddd)	“MFCorp Assets” means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Harvest Special Units and Harvest Exchangeable Shares (other than $10.00);

(eeee)	“MFCorp Assumed Liabilities” means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

(ffff)	“MFCorp Shares” means common shares of MFCorp;

(gggg)	“MFCorp Special Shares” means special shares of MFCorp;

(hhhh)	“Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(iiii)	“Olaf” means Olaf Energy Limited Partnership, a limited partnership organized under the laws of the Province of Alberta;

(jjjj)	“Olaf NPI #1” means the net profits interest granted by Olaf to Viking;

(kkkk)	“Olaf NPI #1 Conveyance” means the conveyance by Viking of the Olaf NPI #1 to Olaf in exchange for the units of Olaf pursuant to the Olaf NPI #1 Conveyance Agreement;

(llll)	“Olaf NPI #1 Conveyance Agreement” means the conveyance agreement between Viking and Olaf to be dated the Effective Date effecting the Olaf NPI #1 Conveyance;

(mmmm)	“Olaf NPI #2” means the net profits interest granted by Olaf to VHT;

(nnnn)	“Olaf NPI #2 Conveyance” means the conveyance by VHT of the Olaf NPI #2 to Olaf in exchange for the units of Olaf pursuant to the Olaf NPI #2 Conveyance Agreement;

(oooo)	“Olaf NPI #2 Conveyance Agreement” means the conveyance agreement between VHT and Olaf to be dated the Effective Date effecting the Olaf NPI #2 Conveyance;

(pppp)	“Olaf Unit Conveyance” means the conveyance by Viking of the units of Olaf received by Viking pursuant to the Olaf NPI #1 Conveyance to EHT for no consideration pursuant to the Olaf Unit Conveyance Agreement;

(qqqq)	“Olaf Unit Conveyance Agreement” means the conveyance agreement between Viking and Olaf to be dated the Effective Date effecting the Olaf Unit Conveyance;

(rrrr)	“Operations” means Harvest Operations Corp., a corporation amalgamated under the ABCA;

(ssss)	“Operations Common Shares” means the common shares of Operations;

(tttt)	“Operations Preferred Shares Series 1” means the Preferred Shares, Series 1 of Operations;

(uuuu)	“Operations Preferred Shares Series 2” means the Preferred Shares, Series 2 of Operations;

vvvv)	“Operations Preferred Shares Series 3” means the Preferred Shares, Series 3 of Operations;

(wwww)	“Property Swap Conveyance” means the exchange of certain oil and natural gas assets (including related tangibles) among VHI, EHT and VHT pursuant to the Property Swap Conveyance Agreement;

(xxxx)	“Property Swap Conveyance Agreement” means the conveyance agreement among VHI, EHT and VHT to be dated the Effective Date effecting the Property Swap Conveyance;

(yyyy)	“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(zzzz)	“Resident” means a person who is not a Non-Resident;

(aaaaa)	“Securities” means the Harvest Securities and/or Viking Units, as the case may be;

(bbbbb)	“Securityholders” means the holders from time to time of Harvest Securities and/or Viking Units, as the case may be;

(ccccc)	“UCC” means “undepreciated capital cost” as defined in the Tax Act, in respect of all classes of properties;

(ddddd)	“VHI” means Viking Holdings Inc., a corporation amalgamated under the ABCA;

(eeeee)	“VHI Common Shares” means the common shares of VHI;

(fffff)	“VHI Note” means the promissory note in the principal amount of $217 million issued by VHI to VHT;

(ggggg)	“VHI Preferred Shares Series 1” means the Preferred Shares, Series 1 of VHI;

(hhhhh)	“VHI Preferred Shares Series 2” means the Preferred Shares, Series 2 of VHI;

(iiiii)	“VHI Preferred Shares Series 3” means the Preferred Shares, Series 3 of VHI;

(jjjjj)	“VHI Preferred Shares Series 4” means the Preferred Shares, Series 4 of VHI;

(kkkkk)	“VHI Preferred Shares Series 5” means the Preferred Shares, Series 5 of VHI;

(lllll)	“VHI Preferred Shares Series 6” means the Preferred Shares, Series 6 of VHI;

(mmmmm)	“VHT” means the Viking Holdings Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Viking;

(nnnnn)	“VHT Assumed Liabilities” means all of the liabilities and obligations of VHT, whether or not reflected on the books of VHT;

(ooooo)	“VHT CRP Transfer Note” means a note in an amount equal to the COGPE, CDE and CEE balances of VHT immediately prior to the VHT First Resource Property Conveyance;

(ppppp)	“VHT First Resource Properties” means the oil and natural gas assets (excluding VHT Tangible Assets) of VHT having a fair market value equal to the VHT CRP Transfer Note plus $1.00;

(qqqqq)	“VHT First Resource Property Conveyance” means the conveyance of the VHT First Resource Properties to VHI in exchange for the VHT CRP Transfer Note and VHI Preferred Shares Series 4 for the balance of the consideration pursuant to the VHT First Resource Property Conveyance Agreement;

(rrrrr)	“VHT First Resource Property Conveyance Agreement” means the conveyance agreement between VHT and VHI to be dated the Effective Date effecting the EHT First Resource Property Conveyance;

(sssss)	“VHT NPI #1” means the 99% net profit interest in the VHT First Resources Properties granted by VHI to VHT;

(ttttt)	“VHT NPI #2” means the 99% net profit interest in the VHT Second Resources Properties granted by VHI to VHT;

(uuuuu)	“VHT Note” means the promissory note in the principal amount of $649 million issued by VHT to Viking;

(vvvvv)	“VHT Other Assets” means the assets of VHT other than the VHT First Resource Assets, the VHT Second Resource Assets and the VHT Tangible Assets;

(wwwww)	“VHT Other Asset Conveyance” means the conveyance of the VHT Other Assets to Viking, and the assumption of the VHT Assumed Liabilities by Viking, in exchange for that number of Viking Units having a value equal to the fair market value of the VHT Other Assets less the VHT Assumed Liabilities pursuant to the VHT Other Asset Conveyance Agreement;

(xxxxx)	“VHT Other Asset Conveyance Agreement” means the conveyance agreement between VHT and Viking to be dated the Effective Date effecting the VHT Other Asset Conveyance;

(yyyyy)	“VHT Preferred Units” means the preferred units of VHT;

(zzzzz)	“VHT Second Resource Properties” means all of the oil and natural gas assets (excluding VHT First Resources Properties and VHT Tangible Assets) of VHT;

(aaaaaa)	“VHT Second Resource Property Conveyance” means the conveyance of the VHT Second Resource Properties to VHI in exchange for the VHT NPI #2 and VHI Preferred Shares Series 5 pursuant to the VHT Second Resource Property Conveyance Agreement;

(bbbbbb)	“VHT Second Resource Property Conveyance Agreement” means the conveyance agreement between VHT and VHI to be dated the Effective Date effecting the VHT Second Resource Property Conveyance;

(cccccc)	“VHT Tangible Assets” means the tangible assets of VHT;

(dddddd)	“VHT Tangible Conveyance” means the conveyance of the VHT Tangible Assets to VHI in exchange for the VHT Tangible Transfer Note and VHI Preferred Shares Series 6 pursuant to the VHT Tangible Conveyance Agreement;

(eeeeee)	“VHT Tangible Conveyance Agreement” means the conveyance agreement between VHT and VHI to be dated the Effective Date effecting the VHT Tangible Conveyance;

(ffffff)	“VHT Tangible Transfer Note” means a note in an amount equal to the UCC balance of VHT immediately prior to the VHT Tangible Conveyance;

(gggggg)	“VHT Units” means the trust units of VHT;

(hhhhhh)	“Viking” means Viking Energy Royalty Trust, a trust organized under the laws of the Province of Alberta;

(iiiiii)	“Viking 10.5% Debentures” means the 10.5% convertible unsecured subordinated debentures of Viking issued on January 15, 2003 pursuant to the Viking Debenture Indenture;

(jjjjjj)	“Viking 6.4% Debentures” means the 6.4% convertible unsecured subordinated debentures of Viking issued on October 20, 2005 pursuant to the Viking Debenture Indenture;

(kkkkkk)	“Viking Arrangement Parties” means Viking, VHI, EHT, VHT and Olaf;

(llllll)	“Viking Assets” means all of the property, assets and undertaking of Viking of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Viking’s direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Viking (other than one (1) Harvest Unit), but excluding, in all cases, an amount that Viking may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(mmmmmm)	“Viking Assumed Liabilities” means all of the liabilities and obligations of Viking, whether or not reflected on the books of Viking including, for greater certainty, the Viking 10.5% Debentures and the Viking 6.4% Debentures, but excluding, in all cases, an amount that Viking may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(nnnnnn)	“Viking Debenture Indenture” means the trust indenture dated January 15, 2003 between Viking and the Viking Debenture Trustee governing the terms and conditions of the Viking 10.5% Debentures together with the first supplemental trust indenture dated October 20, 2005 governing the terms and conditions of the Viking 6.4% Debentures;

(oooooo)	“Viking Debenture Trustee” means Computershare Trust Company of Canada;

(pppppp)	“Viking Meeting” means the special meeting of Viking Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(qqqqqq)	“Viking Trust Indenture” means Viking’s amended and restated trust indenture dated as of July 1, 2003 between VHI and Computershare Trust Company of Canada;

(rrrrrr)	“Viking Unitholders” means the holders from time to time of Viking Units;

(ssssss)	“Viking Units” means the trust units of Viking;

(tttttt)	“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

(uuuuuu)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.
1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5	In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
ARTICLE 2
ARRANGEMENT AGREEMENT
2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.
2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Harvest Securityholders; (ii) Viking Unitholders; (iii) the Harvest Arrangement Parties; (iv) the Viking Arrangement Parties; and (v) MFCorp.
2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT
3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:
Amendments to the Trust Indentures and Other Constating Documents
(a)		the Harvest Trust Indenture and other constating documents of the Harvest Arrangement Parties shall be amended:

	(i)	by creating the Harvest Special Units ;

	(ii)	by creating the HST Preferred Units;

	(iii)	by creating the Operations Preferred Shares Series 1, Operations Preferred Shares Series 2 and Operations Preferred Shares Series 3; and

	(iv)	otherwise to the extent necessary to facilitate the Arrangement;
(b)		the Viking Trust Indenture and other constating documents of the Viking Arrangement Parties shall be amended:

	(i)	by creating the VHI Preferred Shares Series 1, the VHI Preferred Shares Series 2, the VHI Preferred Shares Series 3, VHI Preferred Shares Series 4, the VHI Preferred Shares Series 5 and the VHI Preferred Shares Series 6,

	(ii)	to cause 99% of the Viking Units held by each Viking Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of 1.000 MFCorp Special Share for each Viking Unit pursuant to subsection 3.1(ccc) of this Plan of Arrangement;

	(iii)	to cause 1% of the Viking Units held by each Viking Unitholder to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Harvest Units on the basis of 1.0000 Harvest Unit for each 4.0000 Viking Units pursuant to subsection 3.1(fff) of this Plan of Arrangement;

	(iv)	to cause the MFCorp Special Shares received by Viking Unitholders pursuant to subsection 3.1(ccc) of this Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Harvest Units upon the redemption of the MFCorp Special Shares pursuant to subsection 3.1(iii) of this Plan of Arrangement on the basis of 1.000 Harvest Unit for each 4.000 MFCorp Special Shares; and

	(v)	otherwise to the extent necessary to facilitate the Arrangement;
Dissenting Securityholders
(c)	the Harvest Units held by Dissenting Securityholders shall be deemed to have been transferred to Harvest (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Harvest Unitholders other than the right to be paid the fair value of their Harvest Units in accordance with Article 4;

(d)	the Harvest Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Harvest (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Harvest Exchangeable Shareholders other than the right to be paid the fair value of their Harvest Exchangeable Shares in accordance with Article 4;

(e)	the Viking Units held by Dissenting Securityholders shall be deemed to have been transferred to Viking (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Viking Unitholders other than the right to be paid the fair value of their Viking Units in accordance with Article 4;
HST Transactions
HST Asset Transfer
(f)	the HST First Resource Property Conveyance shall become effective and the HST First Resource Properties shall be transferred by HST to Operations and Operations shall issue the HST CRP Transfer Note and the Operations Preferred Shares Series 1 to HST in satisfaction of the purchase price for the HST First Resource Properties pursuant to the HST First Resource Property Conveyance Agreement;

(g)	Operations shall grant the HST NPI #1 to HST for consideration of $10.00;

(h)	the HST Second Resource Property Conveyance shall become effective and the HST Second Resource Properties shall be transferred by HST to Operations and Operations shall issue the HST NPI #2 and the Operations Preferred Shares Series 2 to HST in satisfaction of the purchase price for the HST Second Resource Properties pursuant to the HST Second Resource Property Conveyance Agreement;

(i)	the HST Tangible Conveyance shall become effective and the HST Tangible Assets shall be transferred by HST to Operations and Operations shall issue the HST Tangible Asset Transfer Note and the Operations Preferred Shares Series 3 to HST in satisfaction of the purchase price for the HST Tangible Assets pursuant to the HST Tangible Asset Conveyance Agreement;
HST Conversion to a Mutual Fund Trust
(j)	the trust indenture governing HST shall be amended by creating the HST Preferred Units;

(k)	Harvest shall subscribe for that number of HST Preferred Units of HST necessary for Harvest to satisfy its obligations under Subsection 3.1(l) for aggregate subscription proceeds of $1 million;

(l)	Harvest shall distribute all of the HST Preferred Units to Harvest Unitholders who are not Designated Beneficiaries on the basis of one (1) HST Preferred Unit for each one (1) Harvest Unit held;
HST Qualifying Exchange with Harvest
(m)	HST will transfer to Harvest the HST CRP Transfer Note and the HST Tangible Asset Transfer Note in partial satisfaction of the amounts owing by HST to Harvest;

(n)	Harvest shall subscribe for that number of HST Units having an aggregate subscription amount equal to any remaining amounts owing by HST to Harvest in full satisfaction of any such remaining indebtedness;

(o)	the HST Other Asset Conveyance shall become effective and the HST Other Assets shall be transferred by HST to Harvest and Harvest shall issue and deliver to HST that number of Harvest Units having a value equal to the fair market value of the HST Other Assets less the HST Assumed Liabilities in satisfaction of the purchase price for the HST Other Assets pursuant to the HST Other Asset Conveyance Agreement;

(p)	Harvest shall subscribe for one (1) HST Unit for $10.00;

(q)	HST shall redeem all of the issued and outstanding HST Preferred Units and HST Units (other than the one (1) HST Trust Unit subscribed for by Harvest pursuant to Subsection 3.1(p)) in exchange for Harvest Units and HST shall distribute the Harvest Units to the HST Unitholders on a pro rata basis based on the fair market value of the HST Preferred Units and the HST Trust Units surrendered;

(r)	all of the Harvest Units received by Harvest pursuant to subsection 3.1(q) shall be cancelled;

(s)	immediately after the pro rata distribution of Harvest Units to HST Unitholders who are not Designated Beneficiaries pursuant to Subsection 3.1(q), the number of outstanding Harvest Units held by such unitholders will be consolidated such that each Harvest Unitholder will hold after the consolidation the same number of Harvest Units as the Harvest Unitholder held before the distribution of additional Harvest Units. In such case, each Harvest Unit certificate representing a number of Harvest Units prior to the distribution of additional Harvest Units is deemed to represent the same number of Harvest Units after the distribution of additional Harvest Units and the consolidation;
Viking Entity Transactions
Debt Matters
(t)	VHT shall assign and transfer its interest in:
(i)	the VHI Note; and

(ii)	the EHT Note, to Viking in partial satisfaction of the amount owing by VHT to Viking pursuant to the VHT Note;
Royalty Matters
(u)	the Olaf NPI #1 Conveyance shall become effective and the Olaf NPI #1 shall be transferred by Viking to Olaf in exchange for units of Olaf pursuant to the Olaf NPI #1 Conveyance Agreement;

(v)	the Olaf Unit Conveyance shall become effective and the Olaf Units received by Viking pursuant to the Olaf NPI #1 Conveyance shall be transferred by Viking to EHT for no consideration pursuant to the Olaf Unit Conveyance Agreement;

(w)	the Olaf NPI #2 Conveyance shall become effective and the Olaf NPI #2 shall be transferred by VHT to Olaf in exchange for units of Olaf pursuant to the Olaf NPI #2 Conveyance Agreement;
Dissolution of Olaf
(x)	Olaf shall be dissolved in accordance with the following:
(i)	all of the property of Olaf shall be distributed to VHI, EHT and VHT in accordance with their respective partnership interests immediately prior to the dissolution;

(ii)	VHI, EHT and VHT shall be liable for all of the obligations of Olaf in accordance with their respective partnership interests immediately prior to the dissolution;

(iii)	the Property Swap Conveyance shall become effective and certain oil and natural gas assets (including related tangibles) will be exchanged among VHI, EHT and VHT pursuant to the Property Swap Conveyance Agreement;
EHT Asset Transfer
(y)	the EHT First Resource Property Conveyance shall become effective and the EHT First Resource Properties shall be transferred by EHT to VHI and VHI shall issue the EHT CRP Transfer Note and the VHI Preferred Shares Series 1 to EHT in satisfaction of the purchase price for the EHT First Resource Properties pursuant to the EHT First Resource Property Conveyance Agreement;

(z)	VHI shall grant the EHT NPI #1 to EHT for consideration of $10.00;

(aa)	the EHT Second Resource Property Conveyance shall become effective and the EHT Second Resource Properties shall be transferred by EHT to VHI and VHI shall issue the EHT NPI #2 and the VHI Preferred Shares Series 2 to EHT in satisfaction of the purchase price for the EHT Second Resource Properties pursuant to the EHT Second Resource Property Conveyance Agreement;

(bb)	the EHT Tangible Conveyance shall become effective and the EHT Tangible Assets shall be transferred by EHT to VHI and VHI shall issue the EHT Tangible Transfer Note and the VHI Preferred Shares Series 3 to EHT in satisfaction of the purchase price for the EHT Tangible Assets pursuant to the EHT Tangible Conveyance Agreement;
VHT Asset Transfer
(cc)	the VHT First Resource Property Conveyance shall become effective and the VHT First Resource Properties shall be transferred by VHT to VHI and VHI shall issue the VHT CRP Transfer Note and the VHI Preferred Shares Series 4 to VHT in satisfaction of the purchase price for the VHT First Resource Properties pursuant to the VHT First Resource Property Conveyance Agreement;

(dd)	VHI shall grant the VHT NPI #1 to VHT for consideration of $10.00;

(ee)	the VHT Second Resource Property Conveyance shall become effective and the VHT Second Resource Properties shall be transferred by VHT to VHI and VHI shall issue the VHT NPI #2 and the VHI Preferred Shares Series 5 to VHT in satisfaction of the purchase price for the VHT Second Resource Properties pursuant to the VHT Second Resource Property Conveyance Agreement;

(ff)	the VHT Tangible Conveyance shall become effective and the VHT Tangible Assets shall be transferred by VHT to VHI and VHI shall issue the VHT Tangible Transfer Note and the VHI Preferred Shares Series 6 to VHT in satisfaction of the purchase price for the VHT Tangible Assets pursuant to the VHT Tangible Conveyance Agreement;
EHT Conversion to a Mutual Fund Trust
(gg)	the trust indenture governing EHT shall be amended by creating the EHT Preferred Units;

(hh)	Viking shall subscribe for that number of EHT Preferred Units of EHT necessary for Viking to satisfy its obligations under Subsection 3.1(ii) for aggregate subscription proceeds of $1 million;

(ii)	Viking shall distribute all of the EHT Preferred Units to Viking Unitholders who are not Designated Beneficiaries on the basis of one (1) EHT Preferred Unit for each one (1) Viking Unit held;
EHT Qualifying Exchange with Viking
(jj)	EHT will transfer to Viking the EHT CRP Transfer Note and the EHT Tangible Transfer Note in partial satisfaction of the amounts owing by EHT to Viking;

(kk)	Viking shall subscribe for that number of EHT Units having an aggregate subscription amount equal to any remaining amounts owing by EHT to Viking in full satisfaction of any such remaining indebtedness;

(ll)	the EHT Other Asset Conveyance shall become effective and the EHT Other Assets shall be transferred by EHT to Viking and Viking shall issue and deliver to EHT that number of Viking Units having a value equal to the fair market value of EHT Other Assets less the EHT Assumed Liabilities in satisfaction of the purchase price for the EHT Other Assets pursuant to the EHT Other Asset Conveyance Agreement;

(mm)	Viking shall subscribe for one (1) EHT Unit for $10.00;

(nn)	EHT shall redeem all of the issued and outstanding EHT Preferred Units and EHT Units (other than the one (1) EHT Trust Unit subscribed for by Viking pursuant to Subsection 3.1(mm)) in exchange for Viking Units and EHT shall distribute the Viking Units to the EHT Unitholders on a pro rata basis based on the fair market value of the EHT Preferred Units and the EHT Trust Units surrendered;

(oo)	all of the Viking Units received by Viking pursuant to subsection 3.1(nn) shall be cancelled;

(pp)	immediately after the pro rata distribution of Viking Units to EHT Unitholders who are not Designated Beneficiaries pursuant to Subsection 3.1(nn), the number of outstanding Viking Units held by such unitholders will be consolidated such that each Viking Unitholder will hold after the consolidation the same number of Viking Units as the Viking Unitholder held before the distribution of additional Viking Units. In such case, each Viking Unit certificate representing a number of Viking Units prior to the distribution of additional Viking Units is deemed to represent the same number of Viking Units after the distribution of additional Viking Units and the consolidation;
VHT Conversion to a Mutual Fund Trust
(qq)	the trust indenture governing VHT shall be amended by creating the VHT Preferred Units;

(rr)	Viking shall subscribe for that number of VHT Preferred Units of VHT necessary for Viking to satisfy its obligations under Subsection 3.1(ss) for aggregate subscription proceeds of $1 million;

(ss)	Viking shall distribute all of the VHT Preferred Units to Viking Unitholders who are not Designated Beneficiaries on the basis of one (1) VHT Preferred Unit for each one (1) Viking Unit held;
VHT Qualifying Exchange with Viking
(tt)	VHT will transfer to Viking the VHT CRP Transfer Note and the VHT Tangible Transfer Note in partial satisfaction of the amounts owing by VHT to Viking;

(uu)	Viking shall subscribe for that number of VHT Units having an aggregate subscription amount equal to any remaining amounts owing by VHT to Viking in full satisfaction of any such remaining indebtedness;

(vv)	the VHT Other Asset Conveyance shall become effective and the VHT Other Assets shall be transferred by VHT to Viking and Viking shall issue and deliver to EHT that number of Viking Units having a value equal to the fair market value of EHT Other Assets less the EHT Assumed Liabilities in satisfaction of the purchase price for the VHT Other Assets pursuant to the VHT Other Asset Conveyance Agreement;

(ww)	Viking shall subscribe for one (1) VHT Unit for $10.00;

(xx)	VHT shall redeem all of the issued and outstanding VHT Preferred Units and VHT Units (other than the one (1) VHT Trust Unit subscribed for by Viking pursuant to Subsection 3.1(ww)) in exchange for Viking Units and VHT shall distribute the Viking Units to the VHT Unitholders on a pro rata basis based on the fair market value of the VHT Preferred Units and the VHT Trust Units surrendered;

(yy)	all of the Viking Units received by Viking pursuant to subsection 3.1(xx) shall be cancelled;

(zz)	immediately after the pro rata distribution of Viking Units to VHT Unitholders who are not Designated Beneficiaries pursuant to Subsection 3.1(xx), the number of outstanding Viking Units held by such unitholders will be consolidated such that each Viking Unitholder will hold after the consolidation the same number of Viking Units as the Viking Unitholder held before the distribution of additional Viking Units. In such case, each Viking Unit certificate representing a number of Viking Units prior to the distribution of additional Viking Units is deemed to represent the same number of Viking Units after the distribution of additional Viking Units and the consolidation;
Harvest Purchase of Viking Assets
(aaa)	Viking shall sell, transfer, convey, assign and deliver to Harvest and Harvest shall purchase and accept from Viking, all of the Viking Assets and Harvest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Viking Assumed Liabilities in accordance with their terms, and (ii) issue to Viking an aggregate number of Harvest Special Units and Harvest Units equal in number to the number of Viking Units outstanding with the allocation between Harvest Special Units and Harvest Units being such that Viking can meet its distribution obligations under Subsection 3.1(fff);

(bbb)	in connection with the assumption of the Viking Assumed Liabilities by Harvest, Harvest shall assume all the covenants and obligations of Viking under the Viking Debenture Indenture in respect of the Viking 10.5% Debentures and the Viking 6.4% Debentures such that the Viking 10.5% Debentures and the Viking 6.4% Debentures will be valid and binding obligations of Harvest entitling the holders thereof, as against Harvest, to all the rights of the Viking Debentureholders under the Viking Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Viking Debenture Trustee in accordance with the applicable requirements of the Viking Debenture Indenture and otherwise comply with any additional requirements of the Viking Debenture Indenture relating thereto;
MFCorp Acquisition of Viking Securities and Harvest Exchangeable Shares
(ccc)	each Viking Unitholder shall transfer ninety-nine (99%) percent of his/her Viking Units to MFCorp in exchange for MFCorp Special Shares on the basis of 1.000 MFCorp Special Share for each Viking Unit transferred;

(ddd)	each Harvest Exchangeable Shareholder so electing shall transfer one hundred (100%) percent of his/her Harvest Exchangeable Shares to MFCorp in exchange for MFCorp Special Shares on the basis of 4.0000 MFCorp Special Share for each Harvest Unit that would be issuable if the Harvest Exchangeable Shares transferred were exchanged into Harvest Units in accordance with their terms immediately prior to the Effective Time;

(eee)	Harvest shall subscribe for one (1) Viking Unit in exchange for one (1) Harvest Unit;

(fff)	Viking shall redeem all of the issued and outstanding Viking Units (other than the one (1) Viking Unit held by Harvest) in exchange for all of the Harvest Special Units and Harvest Units held by Viking and, upon such redemption the Harvest Special Units shall be distributed by Viking to MFCorp on the basis of 1.0000 Harvest Special Unit for each 1.0000 Viking Unit held and the Harvest Units shall be distributed to the remaining Viking Unitholders on the basis of 1.0000 Harvest Unit for each 4.0000 Viking Units held;
Harvest Purchase of MFCorp Assets
(ggg)	MFCorp shall sell, transfer, convey, assign and deliver to Harvest and Harvest shall purchase and accept from MFCorp, all of the MFCorp Assets and Harvest shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Harvest Units equal in number to one fourth the number of MFCorp Special Shares and the number of MFCorp Shares outstanding;

(hhh)	Harvest shall subscribe for one (1) MFCorp Share for $10.00;

(iii)	MFCorp shall redeem all of the issued and outstanding MFCorp Special Shares in exchange for Harvest Units, which shall be distributed to the holders of MFCorp Special Shares on the basis of 1.0000 Harvest Unit for each 4.0000 MFCorp Special Shares;
Exchange of Exchangeable Shares
(jjj)	all of the Harvest Exchangeable Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the Harvest Exchangeable Shares so exchanged;
Exchange of VHI Common Shares
(kkk)	all of the VHI Common Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the VHI Common Shares so exchanged.
Exchange of Harvest ExchangeCo Shares with Operations
(lll)	all of the Harvest ExchangeCo Shares held by Harvest shall be exchanged with Operations for that number of common shares of Operations having a value equal to the fair market value of the Harvest ExchangeCo Shares so exchanged;
Exchange of Harvest ExchangeCo Shares with VHI
(mmm)	all of the Harvest ExchangeCo Shares held by Operations shall be exchanged with VHI for that number of common shares of VHI having a value equal to the fair market value of the Harvest ExchangeCo Shares so exchanged;

Exchange of Krang and Bjorn Shares
(nnn)	all of the Krang Shares and Bjorn Shares held by VHI shall be exchanged with Harvest ExchangeCo for that number of Harvest ExchangeCo Shares having a value equal to the fair market value of the Krang Shares and Bjorn Shares so exchanged;
Amalgamation of Krang, Bjorn and Harvest ExchangeCo
(ooo)	Krang, Bjorn and Harvest ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:
(i)	the stated capital of the common shares of Krang, Bjorn and Harvest ExchangeCo shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of Amalgamation shall be the same as the articles of Harvest ExchangeCo and the name of AmalgamationCo shall be “Harvest ExchangeCo Ltd.”;

(iii)	the shares of Krang and Bjorn shall be cancelled without any repayment of capital;

(iv)	the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v)	AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix)	the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x)	the by-laws of AmalgamationCo shall be the by-laws of Harvest ExchangeCo;

(xi)	the first directors of AmalgamationCo shall be John E. Zahary and Robert Fotheringham;

(xii)	the first officers of AmalgamationCo shall be the officers of Operations; and

(xiii)	the registered office of AmalgamationCo shall be the registered office of Harvest ExchangeCo; and
Election of Operations Directors
(ppp)	the number of directors of Operations shall be increased to 9 members and each of Dale Blue, David Boone and William Friley shall be elected as directors of Operations to hold office until the next annual meeting of shareholders of Operations.

3.2 The Harvest Arranged Parties and Viking Arranged Parties shall make the appropriate entries into their securities registers to reflect the matters referred to under Section 3.1.
3.3 A holder who (i) has exchanged Securities for MFCorp Special Shares under the Arrangement; and (ii) is not a Non-Resident; shall be entitled to make an income tax election, pursuant to subsection 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Securities for MFCorp Special Shares by providing two signed copies of the necessary election forms to Operations within 90 days following the Effective Date, duly completed with the details of the number and type of Securities transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Securities within 30 days after the receipt thereof by Operations for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). Operations will not be responsible for the proper completion and filing of any election form and, except for the obligation of Operations to so sign and return election forms which are received by Operations within 90 days of the Effective Date, Operations will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Operations to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Operations may choose to sign and return an election form received by it more than 90 days following the Effective Date, but Operations will have no obligation to do so.
ARTICLE 4
DISSENTING SECURITYHOLDERS
4.1 Each registered holder of Harvest Securities and Viking Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Harvest Securities and Viking Units and shall only be entitled to be paid the fair value of the holder’s Harvest Securities and Viking Units by Harvest, Viking or Operations, as the case may be. A Dissenting Securityholder who is paid the fair value of the holder’s Harvest Securities and Viking Units, shall be deemed to have transferred the holder’s Harvest Securities and Viking Units to Harvest, Viking or Operations, as the case may be, for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s Harvest Securities and Viking Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Harvest Securities and Viking Units notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Harvest Securities and Viking Units shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Harvest Securities and Viking Units at the applicable Meeting; but in no event shall Harvest, Viking or Operations be required to recognize such Dissenting Securityholder as a Securityholder of Harvest, Viking or Operations after the Effective Time and the name of such holder shall be removed from the applicable register of Securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.
ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES
5.1 From and after the Effective Time, certificates formerly representing Harvest Exchangeable Shares and Viking Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Harvest Securities and Viking Units represented by such certificates.
5.2 Harvest and Viking shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Harvest Exchangeable Shares and Viking Units of a duly completed Letter of Transmittal and the certificates representing such Harvest Exchangeable Shares and Viking Units, either:
(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder, certificates representing the number of Harvest Units to be delivered to such holder under the Arrangement.
5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Harvest Exchangeable Shares or Viking Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Harvest and Viking and their respective transfer agents, which bond is in form and substance satisfactory to each of the Harvest and Viking and their respective transfer agents, or shall otherwise indemnify Harvest and Viking and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.
5.4 All distributions made with respect to any Harvest Units allotted and issued to former holders of Harvest Exchangeable Shares and Viking Units pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.
5.5 Any certificate formerly representing Harvest Exchangeable Shares or Viking Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Harvest Units. In such case, such Harvest Units shall be returned to Harvest thereof for cancellation and any distributions in respect of Harvest Units shall be returned to Harvest.
5.6 No certificates representing fractional Harvest Units shall be issued under the Arrangement. In lieu of any fractional trust unit or share, each registered holder of Harvest Exchangeable Shares and Viking Units otherwise entitled to a fractional interest in a Harvest Unit, shall receive the nearest whole number of Harvest Units (with fractions equal to exactly 0.5 being rounded up).
ARTICLE 6
AMENDMENTS
6.1 Harvest, Viking, Operations and VHI may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of Harvest Securities and Viking Units if and as required by the Court.
6.2 Any amendment to this Plan of Arrangement may be proposed by Harvest, Viking, Operations or VHI at any time prior to or at the Meetings (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
6.3 Any amendment to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of Harvest, Viking, Operations and VHI.

6.4 Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by Harvest, Viking, Operations and VHI, provided that it concerns a matter which, in the reasonable opinion of Harvest, Viking, Operations and VHI, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Harvest, Viking, Operations and VHI, or any former holder of Harvest Securities or Viking Units.

APPENDIX E
HARVEST FAIRNESS OPINION

December 21, 2005
The Board of Directors
Harvest Operations Corp., in its capacity as administrator of the Harvest Energy Trust
2100, 330-5th Avenue S.W.
Calgary, Alberta
T2P 0L4
To the Board of Directors:
National Bank Financial Inc. (“NBF”) understands that Harvest Energy Trust (“Harvest”), Harvest Operations Corp. (“HOC”), Viking Energy Royalty Trust (“Viking”) and Viking Holdings Inc. (“VHI”) are contemplating a transaction (the “Transaction”) pursuant to an arrangement agreement dated December 23, 2005 between Harvest, HOC, Viking and VHI (the “Arrangement Agreement”) which provides for a combination transaction between Harvest and Viking by way of a Plan of Arrangement (the “Arrangement”) in accordance with the Business Corporations Act (Alberta). Pursuant to the Arrangement, Harvest will indirectly acquire all of the assets and liabilities of Viking, and the unitholders of Viking (the “Viking Unitholders”) will receive, in exchange for each unit in the capital of Viking held, 0.25 units in the capital of Harvest.
The terms and conditions of the Arrangement will be more fully described in the joint information circular and proxy statement being prepared by Harvest and Viking which will be dated December 30, 2005, and certain related documents (the “Joint Information Circular”), all of which will be mailed to Harvest unitholders (the “Harvest Unitholders”) and Harvest exchangeable shareholders (together with Harvest Unitholders, the “Harvest Securityholders”) as well as the Viking Unitholders in connection with the special meetings of Harvest and Viking to be held in Calgary, Alberta on February 2, 2006 (the “Special Meetings”). NBF understands that the Arrangement will be conditional upon, among other things, approval of a minimum of 66 2/3% of the votes cast by the Harvest Securityholders and the Viking Unitholders, voting separately, at the Special Meetings. Completion of the Arrangement will also be subject to the approval of the Court of Queen’s Bench of Alberta.
ENGAGEMENT OF NATIONAL BANK FINANCIAL
NBF was formally engaged by Harvest pursuant to an agreement between Harvest and NBF (the “Engagement Agreement”) dated November 25, 2005 pursuant to which Harvest retained NBF as its financial advisor in respect of the Transaction. Pursuant to the Engagement Agreement, NBF agreed to provide services in connection with the Transaction, including the delivery of a fairness opinion to the board of directors as to the fairness of the Transaction from a financial point of view. NBF has not been asked to prepare, and has not prepared, a formal valuation of Harvest, or any of its securities or assets, and this opinion should not be construed as such.
The terms of the Engagement Agreement provide that NBF is to be paid a fee for its services as financial advisor, including fees in respect of the delivery of the fairness opinion and fees that are contingent on a change of control of Harvest or certain other events. In addition, Harvest has agreed to reimburse NBF for its reasonable out-of-pocket expenses and indemnify NBF in certain circumstances.
NBF understands that this opinion and a summary of this opinion will be included in the Joint Information Circular, and, subject to the terms of the Engagement Agreement, NBF consents to the inclusion of this opinion in its entirety and a summary thereof in a form acceptable to NBF, in the Joint Information Circular and to the filing thereof with the Toronto Stock Exchange, the New York Stock Exchange and securities commissions or similar regulatory authorities in each province or territory of Canada and any state in the United States where such filing is required.
RELATIONSHIP WITH INTERESTED PARTIES
NBF is not an insider, associate or affiliate of Harvest, Viking, or any of their respective “associates” or “affiliates” (as such terms are defined in the Securities Act (Alberta)) (collectively, the “Interested Parties”). NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, NBF conducts research on securities and has, in the past, in the ordinary course of its business, provided research reports and investment advice to its clients on investment matters, including with respect to the Arrangement and the Interested Parties. NBF’s controlling shareholder, National Bank of Canada, a Canadian chartered bank, is a lender to Harvest, and may be a lender to Harvest, in the ordinary course of business.
Other than as set forth above, there are no understandings, agreements or commitments between NBF and any Interested Party with respect to any future business dealings. NBF may, in the future, as it has in the past, in the ordinary course of its business, provide financial advisory, credit or investment banking services to any of the Interested Parties.
CREDENTIALS OF NATIONAL BANK FINANCIAL
NBF is a leading Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The opinion expressed herein is the opinion of NBF and the form and content hereof has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

2

SCOPE OF REVIEW
In connection with rendering the opinion, NBF has reviewed and/or relied upon or carried out, among other things, the following (without attempting to verify the accuracy or completeness thereof):
Transaction documents:
1.	the Pre-Arrangement Agreement:

2.	the Arrangement Agreement pursuant to which the Arrangement will be implemented;

3.	a draft dated December 20, 2005 of the Plan of Arrangement;

4.	a draft dated December 20, 2005 of the Joint Information Circular;
Financial disclosure relating to Harvest:
5.	annual reports, including the audited consolidated financial statements contained therein of Harvest as at and for the years ended December 31, 2004, 2003 and 2002;

6.	Management’s Discussion and Analysis prepared by Harvest management for the years ended December 31, 2004, 2003 and 2002;

7.	interim unaudited consolidated financial statements and reports of Harvest for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and the three months ended March 31, 2005;

8.	Management’s Discussion and Analysis prepared by Harvest management for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and the three months ended March 31, 2005;

9.	annual information forms of Harvest for the years ended December 31, 2004, 2003 and 2002;

10.	information circulars for the annual and special meetings of Harvest Unitholders held on May 4, 2005, June 22, 2004 and June 12, 2003;

11.	information circular with respect to the Plan of Arrangement involving Storm Energy Ltd., 1106789 Alberta Ltd. and Harvest dated May 28, 2004; final short form prospectuses of Harvest dated July 20, 2005, July 30, 2004 and January 21, 2004;

12.	final short form prospectuses of Harvest dated July 20, 2005, July 30, 2004 and January 21, 2004;

13.	final short form prospectus of HOC dated January 10, 2005;

14.	the business acquisition report of Harvest dated October 14, 2005;

15.	material change reports of Harvest dated December 5, 2005, June 29, 2005, March 14, 2005, October 22, 2004, July 23, 2004, and July 8, 2004;

16.	public information related to the business, operations, financial performance and trading histories of Harvest and other selected oil and gas companies and income trusts, as we considered relevant;

3

Reserve and other evaluation information relating to Harvest:
17.	the evaluation reports, effective December 31, 2004, of Paddock Lindstrom & Associates Ltd., GLJ Petroleum Consultants Ltd. and McDaniel and Associates Ltd., independent engineering consultants of Calgary, Alberta, regarding certain of the petroleum and natural gas reserves of Harvest;

18.	the evaluation report, effective March 31, 2005, of Sproule Associates Ltd., independent engineering consultants of Calgary, Alberta, regarding certain of the petroleum and natural gas reserves of the Hay River assets;

19.	a summary of undeveloped land value effective January 1, 2005, prepared by Seaton-Jordan & Associates Ltd., independent land evaluators of Calgary, Alberta, regarding certain of the land holdings of Harvest;
Other information, interviews and discussions relating to Harvest:
20.	financial and operating information, including internal management forecasts, prepared by Harvest;

21.	discussions with senior officers of Harvest, regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

22.	due diligence meetings with the management of Harvest;

23.	a letter of representation from senior officers of Harvest, addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based;

24.	such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances;
Financial disclosure relating to Viking:
25.	annual reports, including the audited consolidated financial statements contained therein of Viking as at and for the year ended December 31, 2004, 2003 and 2002;

26.	Management’s Discussion and Analysis prepared by Viking management for the years ended December 31, 2004, 2003 and 2002;

27.	interim unaudited consolidated financial statements and reports of Viking for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and the three months ended March 31, 2005;

28.	Management’s Discussion and Analysis prepared by Viking management for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and the three months ended March 31, 2005;

29.	annual information forms of Viking for the years ended December 31, 2004, 2003 and 2002;

4

30.	information circulars for the annual meeting of Viking Unitholders held on May 9, 2005, and the special meetings of Viking Unitholders held on June 9, 2004, and May 15, 2003;

31.	information circular with respect to the business combination involving Calpine Natural Gas Trust (“Calpine”) and Viking, dated December 20, 2004;

32.	final short form prospectuses of Viking dated October 12, 2005 and June 29, 2004;

33.	the business acquisition report of Viking dated April 14, 2005;

34.	the material change reports of Viking dated December 6, 2005, July 26, 2005, July 8, 2005, February 22, 2005, February 11, 2005, December 22, 2004, December 3, 2004, and March 4, 2004;

35.	public information related to the business, operations, financial performance and trading histories of Viking and other selected oil and gas companies and income trusts, as we considered relevant;
Reserve and other information relating to Viking:
36.	the evaluation reports, effective December 31, 2004, of GLJ Petroleum Consultants Ltd., independent engineering consultants of Calgary, Alberta, regarding certain of the petroleum and natural gas reserves of Viking, Calpine and Kensington Energy Ltd. (“Kensington”);

37.	the evaluation report, effective April 30, 2005, of GLJ Petroleum Consultants Ltd., independent engineering consultants of Calgary, Alberta, regarding certain of the petroleum and natural gas reserves of Krang Energy Inc. (“Krang”);

38.	a summary of undeveloped land value effective December 31, 2004, prepared by Charter Land Services Ltd., independent land evaluators of Calgary, Alberta, regarding certain of the land holdings of Viking;

39.	a summary of undeveloped land value effective July 1, 2004, prepared by Seaton-Jordan & Associates Ltd., independent land evaluators of Calgary, Alberta, regarding certain of the land holdings of Kensington;

40.	a summary of undeveloped land value effective April 30, 2005, prepared by Seaton-Jordan & Associates Ltd., independent land evaluators of Calgary, Alberta, regarding certain of the land holdings of Krang;
Other information, interviews and discussions relating to Viking:
41.	financial and operating information, including internal management forecasts, prepared by Viking;

42.	discussions with senior officers of Viking regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

43.	due diligence meetings with the management of Viking;

5

44.	a letter of representation from senior officers of Viking addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this opinion is based; and

45.	such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.
In addition to the information described above, NBF also participated in certain meetings and discussions with senior officers of Harvest and Harvest’s external legal counsel regarding the Arrangement.
ASSUMPTIONS AND LIMITATIONS
The opinion is subject to the assumptions, explanations and limitations herein before described and as set forth below.
NBF has relied, without independent verification, upon and has assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to NBF by or on behalf of the Interested Parties and their respective advisors or otherwise, including, without limitation, in meetings and discussions referred to above under “Scope of Review” (collectively, the “Information”). The opinion is conditional upon the completeness, accuracy and fair presentation of such Information. In accordance with the Engagement Agreement, but subject to the exercise of its professional judgment, NBF has not attempted to verify independently the completeness, accuracy or fair presentation of the Information. With respect to any operating and financial models, forecasts, projections and estimates provided to NBF and used in the analysis supporting the opinion, NBF has noted that projecting future results of any entity is inherently subject to uncertainty and has assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of management of the Interested Parties as to the matters covered thereby and in rendering the opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.
Senior officers of each of HOC and VHI, have represented to NBF in representation letters dated the dated hereof, among other things, that: (i) the Information provided to NBF by Harvest or Viking, as the case may be, and by each of their respective associates, affiliates and representatives for the purpose of the engagement under the Engagement Agreement was, at the date the Information was provided to NBF, and is, complete, true and correct and did not and does not contain any untrue statement of a material fact in respect of the Interested Parties and the Arrangement and did not and does not omit to state a material fact in relation to the Interested Parties and the Arrangement necessary to make the Information not misleading in light of the circumstances under which the Information was provided; (ii) since the dates on which such Information was provided to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Interested Parties and no material change has occurred in the Information or any

6

part thereof which would have or which would reasonably be expected to have a material effect on the opinion; (iii) since the dates on which the Information was provided to NBF, no material transaction has been entered into by any of the Interested Parties; and (iv) all financial material, documentation and other data concerning the Arrangement, the Interested Patties, including any projections or forecasts provided to NBF, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of the Interested Parties, reflect the assumptions disclosed therein (which assumptions management of the Interested Parties believe to be reasonable) and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data not misleading in light of the circumstances in which such financial material, documentation and data were provided to NBF.
With respect to all legal and tax matters relating to the Arrangement and the implementation thereof, we have relied upon Harvest’s legal and tax counsel and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Joint Information Circular that we have reviewed and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to Harvest or any Harvest unitholder that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise as a result of the Arrangement. The Arrangement is subject to a number of conditions outside of the control of Harvest and Viking and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regularity authorities will be obtained, without adverse conditions or qualifications. In rendering this opinion we express no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented as set out in the Joint Information Circular and the Arrangement Agreement.
The opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Harvest and Viking and their affiliates, as they were reflected in the Information reviewed by NBF. In its analyses and in preparing the opinion, NBF made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. NBF believes these assumptions to be reasonable with respect to Harvest and Viking in the industry in which they operate.
The opinion has been prepared and provided for the use of the board of directors of HOC in its capacity as administrator of Harvest for its use only and may not be relied upon by any other person without the prior written consent of NBF. The opinion is provided as of the date hereof and NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion that may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the opinion after the date hereof, NBF reserves the right to change, modify or withdraw the opinion.

7

NBF expresses no opinion with respect to future trading prices of the securities of Harvest and the opinion does not constitute a recommendation to the board of directors of HOC or any Harvest Securityholder as to whether or not Harvest Securityholders should vote in favour of the Arrangement.
The opinion is based upon a variety of factors. Accordingly, NBF believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by NBF, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of this opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
CONCLUSION
Based upon and subject to the foregoing and such other matters as NBF considers relevant, NBF is of the opinion that, as of the date hereof, the consideration payable by Harvest pursuant to the Arrangement, is fair, from a financial point of view, to the Harvest Securityholders.
Yours very truly,
NATIONAL BANK FINANCIAL INC.

8

APPENDIX F
VIKING FAIRNESS OPINION

CIBC World Markets Inc. 9th Floor, Bankers Hall East 855 — 2nd Street S.W. Calgary, Alberta T2P 4J7
Tel: (403) 260-0500 Fax: (403) 260-0524
December 21, 2005
The Board of Directors of Viking Holdings Inc.
Viking Energy Royalty Trust
c/o Viking Holdings Inc.
Suite 400, Calgary Place
330 — 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Dear Sirs:
CIBC World Markets Inc. (“CIBC World Markets”) understands that:
(a)	Viking Energy Royalty Trust (“Viking”) and Viking Holdings Inc. propose to enter into an arrangement agreement (the “Arrangement Agreement”) with Harvest Energy Trust (“Harvest”) and Harvest Operations Corp. (“HOC”), which will supersede and replace the pre-arrangement agreement dated November 28, 2005 (the “Pre-Arrangement Agreement”) between Viking, Viking Holdings Inc., Harvest and HOC;

(b)	the Arrangement Agreement provides for the merger, by way of plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), of Viking and Harvest pursuant to which each trust unit (“Viking Unit”) of Viking will ultimately be exchanged for 0.25 of a trust unit (“Harvest Unit”) of Harvest; and

(c)	the completion of the Arrangement will be conditional upon, among other things, approval by at least two-thirds of the votes cast by the holders of Viking Units and by at least two-thirds of the aggregate votes cast by the holders of the Harvest Units and the holders of exchangeable shares of HOC voting as a single class, at special meetings to be held by each of Viking and Harvest on or about February 2, 2006.
We also understand that the terms and conditions of the Arrangement will be described in the joint information circular and proxy statement of Viking and Harvest and related documents (the “Joint Information Circular”).

Engagement of CIBC World Markets
By letter agreement dated as of November 21, 2005 (the “Engagement Agreement”), Viking retained CIBC World Markets as its exclusive financial advisor and agent in respect of any merger or similar extraordinary transaction involving Harvest. Pursuant to the Engagement Agreement, Viking has requested that we prepare and deliver to the board of directors (the “Board of Directors”) of Viking Holdings Inc. a written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by holders of Viking Units pursuant the Arrangement.
CIBC World Markets will be paid a fee for providing its investment banking advisory services pursuant to the Engagement Agreement, including for the preparation and delivery of this Opinion. Viking has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.
Credentials of CIBC World Markets
CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal legal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:
i)	The Pre-Arrangement Agreement;

ii)	A draft dated December 20, 2005 of the Arrangement Agreement;

iii)	A draft dated December 20, 2005 of the Joint Information Circular;

iv)	Annual Reports of Viking, including the audited consolidated financial statements and Management’s Discussion and Analysis contained therein, as at and for the years ended December 31, 2004, 2003 and 2002;

v)	Annual Information Forms of Viking for the years ended December 31, 2004, 2003 and 2002;

vi)	Information Circulars and Proxy Statements for annual and special meetings of Viking held on May 9, 2005, June 9, 2004 and May 15, 2003;

vii)	Unaudited consolidated financial statements of Viking for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and three months ended March 31, 2005;

viii)	Management’s Discussion and Analysis prepared by Viking management for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and three months ended March 31, 2005;

ix)	Information Circular dated December 20, 2004 with respect to the business combination involving Calpine Natural Gas Trust and Viking;

x)	The business acquisition report of Viking dated April 14, 2005;

xi)	Material change reports of Viking dated December 6, 2005, July 26, 2005, July 8, 2005, February 22, 2005, February 11, 2005, December 22, 2004, December 3, 2004, and March 4, 2004;

2

xii)	Final short form prospectuses of Viking dated October 12, 2005 and June 29, 2004;

xiii)	Annual Reports of Harvest, including the audited consolidated financial statements and Management’s Discussion and Analysis contained therein, as at and for the years ended December 31, 2004, 2003 and 2002;

xiv)	Annual Information Forms of Harvest for the years ended December 31, 2004, 2003 and 2002;

xv)	Information Circulars and Proxy Statements for annual and special meetings of Harvest held on May 4, 2005, June 22, 2004 and June 12, 2003;

xvi)	Unaudited consolidated financial statements of Harvest for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and three months ended March 31, 2005;

xvii)	Management’s Discussion and Analysis prepared by Harvest management for the three and nine months ended September 30, 2005, the three and six months ended June 30, 2005 and three months ended March 31, 2005;

xviii)	Information Circular dated May 28, 2004 with respect to the Plan of Arrangement involving Storm Energy Ltd., 1106789 Alberta Ltd. and Harvest;

xix)	The business acquisition report of Harvest dated October 14, 2005;

xx)	Material change reports of Harvest dated December 5, 2005, June 29, 2005, March 14, 2005, October 22, 2004, July 23, 2004, and July 8, 2004;

xxi)	Final short form prospectuses of Harvest dated July 20, 2005, July 30, 2004 and January 21, 2004;

xxii)	Final short form prospectus of HOC dated January 10, 2005;

xxiii)	Public information related to the business, operations, financial performance and trading histories of Viking, Harvest and other selected oil & gas companies and royalty trusts as we considered relevant;

xxiv)	The evaluation reports, effective December 31, 2004, of GLJ Petroleum Consultants Ltd. (“GLJ”), independent engineering consultants, regarding certain petroleum and natural gas reserves of Viking, Calpine Natural Gas Trust and Kensington Energy Ltd. (“Kensington”);

xxv)	The evaluation report, effective April 30, 2005, of GLJ, regarding certain petroleum and natural gas reserves of Krang Energy Inc. (“Krang”);

xxvi)	An evaluation report, effective December 31, 2004, prepared by Charter Land Services Ltd., independent land evaluators, regarding certain of the land holdings of Viking;

xxvii)	An evaluation report, effective July 1, 2004, prepared by Seaton-Jordan & Associates Ltd., independent land evaluators, regarding certain of the land holdings of Kensington;

xxviii)	An evaluation report, effective April 30, 2005, prepared by Seaton-Jordan & Associates Ltd., independent land evaluators, regarding certain of the land holdings of Krang;

xxix)	The evaluation reports, effective December 31, 2004, of Paddock Lindstrom & Associates Ltd., GLJ and McDaniel & Associates Consultants Ltd., independent engineering consultants, regarding certain petroleum and natural gas reserves of Harvest;

xxx)	The evaluation report, effective March 31, 2005, of Sproule Associates Limited, independent engineering consultants, regarding certain petroleum and natural gas reserves of Nexen Inc. in the Hay area of Alberta and British Columbia;

xxxi)	An evaluation report, effective January 1, 2005, prepared by Seaton-Jordan & Associates Ltd., independent land evaluators, regarding certain of the land holdings of Harvest;

3

xxxii)	Financial and operating information, including internal management forecasts, prepared by or obtained from Viking;

xxiii)	Financial and operating information, including internal management forecasts, prepared by or obtained from Harvest;

xxxiv)	Separate letters of representation addressed to us and dated the date hereof, as to matters of fact relevant to the Arrangement from senior officers of Viking and Harvest attesting to the accuracy and completeness of the information upon which this Opinion is based; and

xxxv)	Such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.
In addition to the written information described above, CIBC World Markets conducted interviews and discussions with representatives of the senior management of (i) Viking with regard to, among other things, the Arrangement, as well as Viking’s business, operations, financial position, budgets, key assets, obligations and prospects, and (ii) Harvest with regard to, among other things, the Arrangement, as well as Harvest’s business, operations, financial position, budgets, key assets, obligations and prospects. CIBC World Markets has also participated in discussions with Macleod Dixon LLP, Viking’s legal counsel, regarding the Arrangement.
Assumptions and Limitations
Our Opinion is subject to the assumptions, explanations and limitations set forth below.
We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Viking or Harvest or any of their respective affiliates and our Opinion should not be construed as such. Further, we have not been asked to identify other potential strategic partners, solicit expressions of interest or develop any potential alternatives to the Arrangement.
We have relied upon, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources relating to Viking and to Harvest, or provided to us by Viking, Harvest or their respective representatives and advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the auditors of Viking or Harvest in connection with the preparation of this Opinion. Accordingly, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements and the reports of the auditors thereon relating to Viking and to Harvest.
With respect to operating and financial forecasts and budgets provided to us concerning Viking and Harvest and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of Viking and Harvest, as the case may be, having regard to the current plans, financial conditions and prospects of Viking and Harvest, as the case may be.

4

CIBC World Markets Inc.
We have assumed that all of the representations and warranties in the Arrangement Agreement are correct as of the date hereof and that the Arrangement will be completed substantially in accordance with the requirements of the Arrangement Agreement without any variation in terms and conditions.
Viking and Harvest have represented to us, in separate certificates of their respective senior officers, among other things, that the information, data and other material (financial and otherwise) provided to us by or on behalf of Viking and Harvest, as the case may be, including the written information and discussions referred to above under the heading “Scope of Review” (collectively, the “Information”), was complete, true and correct in all material respects at the date the Information was provided to us, and that since the dates that the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Viking and Harvest or any of their affiliates, each taken as a whole, and no change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Viking or Harvest. We have not attempted to verify independently any of the information concerning Harvest and we express no opinion concerning the trading prices or value of the trust units of Harvest following the completion of the Arrangement.
We have, with respect to all legal, tax and environmental matters relating to the Arrangement and the implementation thereof, relied upon Viking’s legal and tax counsel and management, and have assumed the accuracy of the disclosure, including the validity and efficacy of the procedures being followed to implement the Arrangement, all as set forth in the Joint Information Circular that we have reviewed and do not express any opinion thereon. We do not express any opinion with respect to the tax consequences to Viking or any holder of Viking Units that may arise as a result of the Arrangement and have assumed that no material negative tax consequences arise as a result of the Arrangement. We have also assumed that Harvest qualifies and will continue to qualify as a “unit trust” and “mutual fund trust” as such terms are defined in the Income Tax Act (Canada) (“ITA”), and that the Harvest Units will be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.
Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise of Viking and Harvest as they are reflected in the Information relating to Viking and Harvest and as they were represented to us in our discussions with management of Viking and Harvest and their respective representatives and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

5

CIBC World Markets Inc.
The Opinion has been provided to the Board of Directors of Viking Holdings Inc. for their private use only in considering the Arrangement and may not be relied upon by any other person, or for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any holder of Viking Units concerning the Arrangement.
The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.
Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the consideration to be received by the holders of Viking Units pursuant to the Arrangement is fair, from a financial point of view, to the holders of Viking Units.
Yours truly,

6

APPENDIX G
HARVEST PRO FORMA FINANCIAL STATEMENTS

PRO FORMA CONSOLIDATED FINANCIAL
STATEMENTS OF THE TRUST
COMPILATION REPORT
To the Board of Directors of Harvest Operations Corp.
We have read the accompanying unaudited pro forma consolidated balance sheet of Harvest Energy Trust (the “Trust”) as at September 30, 2005 and the unaudited pro forma consolidated statements of income for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures:
1.	Compared the figures in the columns captioned “Harvest Energy Trust” to the unaudited interim consolidated financial statements of the Trust as at September 30, 2005 and for the nine months then ended, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Viking Energy Royalty Trust” to the unaudited interim consolidated financial statements of Viking Energy Royalty Trust as at September 30, 2005 and for the nine months then ended, and found them to be in agreement.

3.	Compared the figures in the column captioned “Pro Forma Consolidated Harvest Energy Trust” to the unaudited pro forma consolidated statement of income of the Trust for the year ended December 31, 2004 as included in Schedule A to the Trust’s Business Acquisition Report dated October 14, 2005, and found them to be in agreement.

4.	Compared the figures in the column captioned “New Properties” to the unaudited schedule of revenue and expenses of the New Properties for the period from January 1 to August 1, 2005 constructed for the purposes of preparing the unaudited pro forma consolidated statement of income for the nine months ended September 30, 2005, and found them to be in agreement.

5.	Compared the figures in the column captioned “Pro Forma Combined Viking Energy Royalty Trust” to the unaudited pro forma combined income statement of Viking Energy Royalty Trust for the year ended December 31, 2004 as included in Appendix B to the Viking Energy Royalty Trust Business Acquisition Report dated April 14, 2005, and found them to be in agreement.

6.	Made enquires of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a)	the basis for the determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
  The officials:
(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

7.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other applicable columns as at September 30, 2005 and for the nine months then ended and for the year ended December 31, 2004 and found the amounts in the columns captioned “Pro Forma Consolidated” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(signed) “KPMG LLP”
Chartered Accountants
Calgary, Canada
December 30, 2005

Harvest Energy Trust
Pro Forma Consolidated Balance Sheet
As at September 30, 2005
Thousands of Dollars (unaudited)

	Harvest Energy	Viking Energy
	Trust	Royalty Trust	Pro Forma Viking		Pro Forma Viking	Pro Forma Merger		Pro Forma
	(“Harvest”)	(“Viking”)	Adjustments		Consolidated	Adjustments		Consolidated

Assets

Current Assets
Accounts receivable	$84,621	$54,733	$—		$54,733	$—		$139,354
Current portion of derivative contracts	19,405	—	—		—	—		19,405
Prepaid expenses and deposits	1,758	4,358	—		4,358	—		6,116
Future income tax	30,795	—	—		—	—		30,795

	$136,579	$59,091	—		$59,091	—		$195,670

Deferred Charges	15,436	1,552	7,400	(2b)(i)	8,266	(8,266	)(2a)(iii)	15,436
			(686	)(2b)(ii)	—

Long term portion of derivative contracts	2,409	—	—		—	—		2,409
Capital assets	1,129,016	1,046,432	—		1,046,432	945,700	(2a)(i)	3,121,148
Goodwill	43,832	184,905	—		184,905	(117,761	)(2a)(i)	110,976

	$1,327,272	$1,291,980	$6,714		$1,298,694	$819,673		$3,445,639

Liabilities and Unitholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$118,285	$75,122	$—		$75,122		$(2a)(ii)	$193,407
Cash distributions payable	17,966	13,848	—		13,848	—		31,814
Current portion of derivative contracts	92,500	614	—		614	12,243	(2a)(i)	105,357

	228,751	89,584	—		89,584	12,243		330,578

Bank debt	34,649	267,406	(167,600	)(2b)(i)	99,806	10,000	(2a)(i)	139,308
			—			(5,147	)(2a)(i)

Deferred gains	843	—	—		—	—		843
Long term portion of derivative contracts	9,977	—	—		—	—		9,977
Convertible debentures	60,800	72,178	170,136	(2b)(i)	210,424	2,248	(2a)(i)(iii)	273,472
			(31,890	)(2b)(ii)

Senior notes	290,675	—	—		—	—		290,675
Asset retirement obligation	100,511	69,899	—		69,899	—		170,410
Future income tax	36,833	—	—		—	—		36,833

	763,039	499,067	(29,354)		469,713	19,344		1,252,096

Non-controlling interest	3,012	—	—		—	(3,012	)(5)	—

Unitholders’ equity
Unitholders’ capital	703,641	1,209,952	32,237	(2b)(ii)	1,241,503	(1,241,503	)(2a)(i)	2,322,675
			(686	)(2b)(ii)		1,616,022	(2a)(i)
						3,012	(5)

Contributed surplus	—	1,759	—		1,759	(1,759	) (2a)(i)	—
Equity component of convertible debentures	3,620	785	4,864	(2b)(i)	5,302	7,986	(2a)(i)(ii)	16,908
			(347	)(2b)(ii)		—		—

Accumulated deficit	(146,040)	(419,583)	—		(419,583)	419,583	(2a)(i)(iii)	(146,040)

	561,221	792,913	36,068		828,981	803,341		2,193,543

	$1,327,272	$1,291,980	$6,714		$1,298,694	$819,673		$3,445,639

Harvest Energy Trust
Pro Forma Consolidated Statement of Income
For the nine month period ended September 30, 2005
Thousands of Dollars (unaudited)

							Pro Forma
							Calpine
							Natural Gas
						Viking	Trust
	Harvest		Pro Forma		Harvest	Energy	Adjustments			Viking	Pro Forma
	Energy Trust	New	Harvest		Consolidated	Royalty Trust	(“CNGT”)	Viking Pro Forma		Consolidated	Merger		Pro Forma
	(“Harvest”)	Properties(2c)	Adjustments(2d)		Pro Forma	(“Viking”)	(2b)(iii)	Adjustments(2b)		Pro Forma	Adjustments		Consolidated

Revenue
Oil and natural gas sales	$481,672	$65,176	$—		$546,848	$301,993	$9,988	$—		$311,981	$—		$858,829
Royalty expense	(81,824)	(15,855)	—		(97,679)	(53,772)	(2,925)	—		(56,697)	—		(154,376)

	399,848	49,321	—		449,169	248,221	7,063	—		255,284	—		704,453

Expenses
Operating	88,424	10,394	—		98,818	57,874	1,579	—		59,453	—		158,271
General and administrative	25,046	—	750	(2d)(iv)	25,796	11,625	536	—		12,161			37,957
Interest on short term debt	6,452	—	875	(2d)(iii)	7,327	—	—	—		—	—		7,327
Interest on long term debt	21,460	—	2,858	(2d)(ii)	24,928	11,685	208	8,377	(2b)(i)	13,692	(1,076	)(2a)(iii)	36,919
			327	(2d)(ii)				526	(2b)(i)		(625	)(2a)(iii)
			283	(2d)(ii)				793	(2b)(i)
			—					(5,014	)(2b)(i)
			—					(2,532	)(2b)(ii)
			—					(128	)(2b)(ii)
			—					(223	)(2b)(ii)
Depletion, depreciation & accretion	127,944	—	16,452	(3)	144,396	99,987	(2,163)	—		97,824	43,796	(3)	286,016
Foreign exchange loss (gain)	(8,607)	—	—		(8,607)	—	—	—		—	—		(8,607)
Losses (gains) on derivative contracts	137,779	—	—		137,779	(33)	—	—		(33)	—		137,746

	398,498	10,394	21,545		430,437	181,13	8 160	1,799		183,097	42,095		655,629

Income before taxes and non- controlling interest	1,350	38,927	(21,545)		18,732	67,083	6,903	(1,799)		72,187	(42,095)		48,824

Taxes
Large corporations tax	831	—	—		831	675	—	—		675	—		1,506
Future income tax recovery	(28,633)	—	—		(28,633)	(23,028)	—	—		(23,028)	23,028	(2a)(iv)	(28,633)

Net income before non- controlling interest	29,152	38,927	(21,545)		46,534	89,436	6,903	(1,799)		94,540	(65,123)		75,951

Non-controlling interest	(156)	—	23	(2e)(iii)	(133)	—	—	—		—	133	(5)	—

Net income for the period	$29,308	$38,927	$(21,568)		$46,667	$89,436	$6,903	$(1,799)		$94,540	$(65,256)		$75,951

Net income per trust unit, basic(4)	$0.66												$0.80
Net Income per trust unit, diluted(4)	$0.64												$0.79

Harvest Energy Trust
Pro Forma Consolidated Statement of Income
For the year ended December 31, 2004
Thousands of Dollars (unaudited)

	Pro Forma	Pro Forma
	Consolidated	Combined	Pro Forma		Pro Forma		Pro Forma
	Harvest Energy	Viking Energy	Viking		Consolidated		Merger		Pro Forma
	Trust	Royalty Trust	Adjustments		Viking		Adjustments		Consolidated

Revenue
Oil and natural gas sales	$660,041	$361,974	$—		$361,974		$—		$1,022,015
Royalty expense	(110,921)	(65,424)	—		(65,424)		—		(176,345)
Other	198	—	—		—		—		198
Alberta royalty tax credit	328	—	—		—		—		328

	549,646	296,550	—		296,550		—		846,196

Expenses
Operating	123,754	72,301	—		72,301		—		196,055
General and administrative	22,944	20,444	—		20,444		—		43,388
Interest on short term debt	15,015	—	—		—		—		15,015
Interest on long term debt	42,415	15,105	11,200	(2b)(i)	17,555		(1,435	)(2a)(iii)	57,702
			701	(2b)(i)	(833	)(2a)(iii)
			1,057	(2b)(i)	—
			(6,687	)(2b)(i)			—
			(3,385	)(2b)(ii)			—
			(138	)(2b)(ii)			—
			(298	)(2b)(ii)			—
Depletion, depreciation and accretion	216,074	124,272	—		124,272		88,755	(3)	429,101
Foreign exchange loss (gain)	(7,111)	—	—		—		—		(7,111)
Losses on derivative contracts	68,386	4,311	—		4,311		—		72,697

	481,477	236,433	2,450		238,883		86,487		806,847

Income before taxes and non-controlling interest	68,169	60,117	(2,450)		57,667		(86,487)		39,349

Taxes
Current income tax	841	—	—		—		—		841
Large corporations tax	1,622	1,748	—		1,748		—		3,370
Future income tax recovery	(10,581)	(26,002)	—		(26,002)		26,002	(2a)(iv)	(10,581)

Net income before non-controlling interest	76,287	84,371	(2,450)		81,921		(112,489)		45,719
Non-controlling interest	1,487	—	—		—		(1,487)	(5)	—

Net income for the year	$74,800	$84,371	$(2,450)		$81,921		$(111,002)		$45,719

Net income per trust unit, basic (4)	$1.82								$0.53
Net income per trust unit, diluted (4)	$1.65								$0.52

Harvest Energy Trust
Notes to Pro Forma Consolidated Balance Sheet and Statements of Income (unaudited)
1. BASIS OF PRESENTATION
The accompanying unaudited pro forma consolidated balance sheet as at September 30, 2005 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004 of Harvest Energy Trust (“Harvest”) (the “Pro Forma Statements”) have been prepared for inclusion in the Joint Information Circular of Harvest and Viking Energy Royalty Trust (“Viking”) dated December 30, 2005 relating to the Plan of Arrangement (the “Arrangement”) involving Harvest and Viking (the “Information Circular”). The Arrangement was announced on November 28, 2005 and contemplates the merger of Harvest and Viking with Harvest as the continuing entity. Pursuant to the Arrangement, Viking Unitholders will receive one Harvest Trust Unit for every four Viking Trust Units held. Upon approval by Unitholders, the merger is expected to close on or about February 3, 2006.
The Pro Forma Statements should be read in conjunction with the following financial statements and financial information (incorporated by reference in the Information Circular) which were used to prepare the Pro Forma Statements:
•	Harvest’s pro forma consolidated statement of income and the notes thereto for the year ended December 31, 2004 as included in Schedule A to its Business Acquisition Report dated October 14, 2005 which reflects Harvest’s acquisition of Storm Energy Ltd. and the EnCana assets acquired on June 30 and September 2, 2004, respectively, and the Hay River asset acquisition completed August 2, 2005;

•	Harvest’s audited amended consolidated statement of income for the year ended December 31, 2004 (reflecting the adoption of new accounting standards) as filed on SEDAR;

•	Viking’s pro forma combined income statement and the notes thereto for the year ended December 31, 2004 as included in Appendix B to its Business Acquisition Report dated April 14, 2005 which reflects Viking’s acquisition of Calpine Natural Gas Trust;

•	Viking’s pro forma combined income statement for the six months ended June 30, 2005, as included in Viking’s final short form prospectus filed on SEDAR October 12, 2005;

•	Harvest’s unaudited interim consolidated balance sheet and statement of income as at and for the nine month period ended September 30, 2005;

•	Viking’s unaudited interim consolidated balance sheet and statement of income as at and for the nine month period ended September 30, 2005;

•	The unaudited financial information for the period from January 1, to August 1, 2005 for the Hay River properties (the “New Properties”) which was derived from the unaudited schedule of revenue and expenses of the New Properties for the period ended June 30, 2005 included in Harvest’s final short form prospectus filed on SEDAR July 20, 2005 and from the unaudited financial information for the period from July 1, to August 1, 2005;
These Pro Forma Statements should be read in conjunction with the historical financial statements of Harvest and Viking. In addition, these Pro Forma Statements reflect transactions further described in Note 2.

Harvest Energy Trust
Notes to Pro Forma Consolidated Balance Sheet and Statements of Income
In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The Pro Forma Statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein (described in further detail in note 2 to the Pro Forma Statements) had taken place on the dates indicated or of the results that may be obtained in the future. Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in Harvest’s 2004 audited amended consolidated financial statements and Viking’s 2004 audited financial statements, with the exception of the retroactive application of the fair value method of estimating unit-based compensation expense disclosed in Viking’s September 30, 2005 interim financial statements. The accounting policies used in preparing the interim statements of Harvest and Viking for the nine months ended September 30, 2005 are consistent with the policies disclosed in each of the Trusts’ respective 2004 financial statements.
2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The pro forma consolidated statements of income for the nine month period ended September 30, 2005 and for the year ended December 31, 2004 have been prepared assuming that the transactions described in notes 2(a), 2(b), 2(c), 2(d) and 2(e) were completed effective January 1, 2004. The pro forma consolidated balance sheet has been prepared assuming that the proposed merger transaction and the Viking Pro Forma Adjustments have occurred as at September 30, 2005.
a)	Proposed Merger with Viking Energy Royalty Trust Pro Forma Adjustments
(i) Purchase Price Allocation
The amounts included in the pro forma consolidated statements of income for the nine month period ended September 30, 2005 and the year ended December 31, 2004 related to Viking are derived from the unaudited interim consolidated financial statements of Viking for the nine month period ended September 30, 2005, the unaudited pro forma combined income statement of Viking for the six months ended June 30, 2005, the audited consolidated financial statements for the year ended December 31, 2004, and the unaudited pro forma combined statement of income for the year ended December 31, 2004, respectively. Harvest has been determined, for accounting purposes, to be the acquirer of Viking and consequently the merger will be accounted for as an acquisition of Viking under the purchase method of accounting. The following summarizes the estimated fair value of the assets to be acquired and liabilities assumed as a result of the Arrangement:

Purchase Price	(000s)

Trust Units	$1,616,022
Transaction costs	10,000

$1,626,022

Allocation of the purchase price
Net working capital deficit	$(30,493)
Bank debt	(94,659)
Convertible debentures	(212,672)
Equity component of convertible debentures	(13,288)
Derivative Contracts	(12,243)
Capital assets	1,992,132
Asset retirement obligation	(69,899)
Goodwill	67,144

$1,626,022

Harvest Energy Trust
Notes to Pro Forma Consolidated Balance Sheet and Statements of Income
The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized. As of November 28, 2005, there were approximately 181.7 million Viking Trust Units outstanding, assuming full vesting of performance units (using a performance factor of two) and restricted units previously issued under Viking’s long term incentive plan. In addition, it was assumed that the options were exercised and the proceeds of $5.1 million reduce Viking’s bank debt. All of Viking’s Trust Units will be acquired at an exchange ratio of one Harvest Trust Unit for every four Viking Trust Units held. Based on this ratio the estimated Harvest Trust Units to be issued in connection with the arrangement is approximately 45.3 million. The purchase price was determined based on Harvest’s weighted average trading price of $35.57 per Trust Unit for a few trading days before and after the announcement date of November 28, 2005. As part of the arrangement, Harvest’s existing exchangeable shareholders are expected to convert all of their exchangeable shares for approximately 0.2 million Harvest Trust Units.
(ii) General and administrative expense adjustments
Upon approval of the Arrangement with Viking, all of the Unit Appreciation Rights (“UARs”) of Harvest will vest. The unvested portion of the UARs at the announcement date will be settled in approximately 0.6 million Trust Units upon approval of the Arrangement and the balance will be settled in cash. There has been no adjustment made to the Pro Forma Statements to reflect the accelerated vesting of UARs. Such an adjustment would result in the full amount of the previously unrecognized unit compensation expense being reflected in the Pro Forma Consolidated Statement of Income for the year ended December 31, 2004 and no related expense in 2005. Given that the Arrangement provides for a new long term incentive plan (the “New LTIP”), it was determined that unit compensation expense should continue to be reflected in both years and since there is no basis to measure the expense associated with the New LTIP no estimate has been made.
(iii) Deferred charges and Convertible Debentures
As a result of the Arrangement, Harvest has assigned a fair value to the equity and debt components of each of the Viking convertible debentures. All of the deferred charges on Viking’s balance sheet relate to the convertible debentures. No value has been ascribed to Viking’s deferred charges in the purchase price allocation; therefore, all related amortization has been reversed.
(iv) Future income tax adjustments
Subsequent to a planned reorganization to take place immediately prior to the merger, the Viking corporate structure to be acquired by Harvest is not expected to create a future income tax liability for Harvest.

Harvest Energy Trust
Notes to Pro Forma Consolidated Balance Sheet and Statements of Income
b) Pro Forma Viking Adjustments
(i) Issuance of 6.4% Convertible Unsecured Subordinated Debentures
On October 20, 2005, Viking issued $175 million of 6.4% convertible unsecured subordinated debentures (the “Viking 6.4% Debentures”) for proceeds net of issue costs of $167.6 million. Please refer to note 13 of Viking’s interim consolidated financial statements for the nine months ended September 30, 2005, for more details on the Viking 6.4% Debentures. The issuance of these debentures as well as the pro forma adjustments for the related interest expense, the accretion of the discount for the debenture liability and the amortization of deferred financing costs is reflected in the Pro Forma Viking Adjustments column. Net proceeds from the debenture were applied against the bank debt for the nine months ended September 30, 2005 and the year ended December 31, 2004.
(ii) Partial conversion of Outstanding 10.5% Convertible Unsecured Subordinated Debentures
Subsequent to September 30, 2005 and prior to the announcement of the merger, $32.0 million of the Viking 10.5% Convertible Unsecured Subordinated Debentures (the “Viking 10.5% Debentures) were converted into 4.4 million Trust Units which is also reflected in the Pro Forma Viking Adjustments columns in the Pro Forma Statements.
(iii) Acquisition of Calpine Natural Gas Trust
Effective February 1, 2005, Viking acquired the assets of Calpine Natural Gas Trust (“CNGT”) in exchange for 54.1 million Viking Trust Units. The acquisition has been accounted for by Viking using the purchase method. Accordingly, the results of this acquisition were not fully reflected in Viking’s results for the nine month period ended September 30, 2005, or the year ended December 31, 2004. As such, the unaudited consolidated one month ended January 31, 2005 financial information for CNGT was incorporated into the pro forma consolidated statement of income for the nine months ended September 30, 2005 and the audited consolidated financial statements of CNGT for the year ended December 31, 2004 has been incorporated into the Viking pro forma combined income statement for the year ended December 31, 2004.
c) Harvest New Properties Acquisition
On August 2, 2005, Harvest acquired certain petroleum and natural gas properties in the Hay River area of Northern British Columbia (“New Properties”). The amounts included in the pro forma consolidated statements of income for the nine month period ended September 30, 2005 and the year ended December 31, 2004 related to the New Properties are derived from the audited schedule of revenue and expenses for the year ended December 31, 2004 and the unaudited schedule of revenue and expenses for the New Properties for the six month period ended June 30, 2005 and the unaudited financial information for the period from July 1, 2005 to August 1, 2005.
The following is a table reconciling the amounts within the pro forma consolidated statement of income for the nine months ended September 30, 2005 to the unaudited schedule of revenue and expenses for the six months ended June 30, 2005 included in the Business Acquisition Report dated October 14, 2005:

Harvest Energy Trust
Notes to Pro Forma Consolidated Balance Sheet and Statements of Income

	Six months ended	Period from	New Properties
	June 30, 2005	July 1, to	Pro Forma
		August 1, 2005

Revenue	$55,026	$10,150	$65,176
Royalties	13,405	2,450	15,855

	41,621	7,700	49,321
Operating expenses	9,618	776	10,394

Net operating income	$32,003	$6,924	$38,927

Consideration for the New Properties was $238 million, consisting of a purchase price of $260 million net of estimated interim adjustments and transaction costs of $22 million. Asset retirement obligations related to this property are estimated to be $4.6 million. The purchase price and its allocation to the assets acquired and liabilities assumed are subject to change once final information is obtained.
d) Pro Forma Harvest Adjustments 2005
In accordance with the financing requirements of the New Properties acquisition it has been assumed for these pro forma consolidated financial statements that the following transactions have occurred as at January 1, 2004 and carried through the subsequent year’s interim period ended September 30, 2005 for the pro forma consolidated statements of income for the year ended December 31, 2004 and nine months ended September 30, 2005, respectively. The following transactions have already been reflected in Harvest’s September 30, 2005 consolidated balance sheet:
(i) Issue of Subscription Receipts
On August 2, 2005, Harvest issued 6,505,600 subscription receipts (“Subscription Receipts”) at a price of $26.90 per Subscription Receipt each of which entitled the holder to receive one Harvest Trust Unit for gross proceeds of $175 million. These subscription receipts were exchanged for Harvest Trust Units on August 2, 2005. The net proceeds were approximately $166 million after deduction of the underwriters’ commission at 5% and costs of $150,000.
(ii) Issue of Convertible Unsecured Subordinated Debentures.
On August 2, 2005, Harvest issued 75,000 convertible unsecured subordinated debentures (“Harvest 6.5% Debentures”) at a price of $1,000 each, for total gross proceeds of $75 million. The net proceeds were approximately $72 million after the deduction of the underwriters’ commission at 4% and costs of $150,000. Of the total costs incurred, $3 million has been recorded in deferred charges and $114,000 has been applied against the equity component of convertible debentures. The Harvest 6.5% Debentures have a maturity date of December 31, 2010. The Debentures bear interest at an annual rate of 6.5% payable semi-annually on June 30 and December 31 in each year commencing on December 31, 2005. Pro forma interest and deferred amortization expense has been adjusted to reflect this transaction as if it occurred at January 1, 2004.

Harvest Energy Trust
Notes to Pro Forma Consolidated Balance Sheet and Statements of Income
(iii) Debt Facility
Upon acquisition of the New Properties, Harvest initially financed the acquisition by drawing on its credit facility. Harvest’s original credit facilities totalled $325 million but were replaced by a new credit facility totalling $400 million. The new credit facility bears interest at variable rates based on, among other things, the lenders’ prime rates. The proceeds from the closing of the Subscription Receipts and the Harvest 6.5% Debentures were used to reduce outstanding balances under the credit facility. Fees incurred in connection with the new credit facility were approximately $1.5 million. Accordingly interest and deferred financing charges have been adjusted to reflect this.
Following the merger, Harvest intends to negotiate a new credit facility which will reflect the Viking assets. However, Harvest anticipates having sufficient capacity under its existing credit facility to repay outstanding Viking bank debt at the time of closing of the merger. Therefore, no pro forma adjustments have been made to reflect a new credit facility.
(iv) General and Administrative expense
General and administrative expense has also been adjusted to reflect the estimated costs associated with Harvest’s purchase of the New Properties.
(v) Taxes
For income tax purposes, Harvest is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. Future tax expense is calculated based on the adjustments at an average rate of 34%. The New Properties are held by trusts, and as such, there is no adjustment required for future or corporate taxes for these assets.
e)	Pro Forma Harvest Adjustments 2004
The following adjustments are assumed to have occurred at January 1, 2004 and have been incorporated in the Harvest Pro Forma Consolidated Statement of Income for the year ended December 31, 2004:
(i) Issuance of US$250 million 7 7/8% Senior Notes
On October 14, 2004, Harvest Operations (a corporate subsidiary of Harvest) closed an agreement to sell, on a private placement basis in the United States, US$250 million of senior notes due October 15, 2011. The senior notes are unsecured, bear interest at a rate of 7 7/8% and were sold at a price of 99.3392% of their principal amount. Harvest used the proceeds in full to repay a portion of the outstanding bank debt. The incremental interest has been reflected in the December 31, 2004 Pro Forma Consolidated Statement of Income.

Harvest Energy Trust
Notes to Pro Forma Consolidated Balance Sheet and Statements of Income
(ii) EnCana Assets Acquisition
September 2, 2004, Harvest purchased certain oil and natural gas producing properties from EnCana Corporation for net cash consideration of approximately $511.4 million. To finance this acquisition Harvest issued 12.2 million subscription receipts which were converted into Harvest Trust Units upon completion of the acquisition for gross proceeds of $175.2 ($165.9 million net) and $100 million of 8% convertible unsecured subordinated debentures (“Harvest 8% Debentures”). Trust units, interest expense and deferred financing charge expenses related to this have been adjusted to the beginning of 2004.
(iii) Plan of arrangement with Storm Energy Ltd.
On June 30, 2004, the Trust completed a Plan of Arrangement with Storm Energy Ltd. (“Storm”). The amount included in the Harvest Pro Forma Consolidated Statement of Income for the year ended December 31, 2004 include amounts derived from Storm’s unaudited consolidated financial statements for the six month period ended June 30, 2004. Historical results from the Storm assets for the period from July 1, 2004 through December 31, 2004 are included in the Harvest’s consolidated statement of income for the year ended December 31, 2004. Pursuant to the Plan of Arrangement with Storm, the consideration paid consisted of 2.7 million Harvest Trust Units and 0.6 million exchangeable shares at an ascribed value of $14.77 per Harvest Trust Unit and exchangeable share and cash of $75 million for an aggregate consideration of approximately $192.5 million (including assumed debt and transaction costs totalling approximately $68.1 million). The exchangeable shares are exchangeable by the holder at any time into trust units.
3. DEPLETION, DEPRECIATION AND ACCRETION
The pro forma adjustments for depletion, depreciation and accretion have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporating the purchase price allocations to capital assets associated with the acquisitions reflected in these Pro Forma Statements and for the Viking assets to be acquired pursuant to the Arrangement.
4. INCOME PER TRUST UNIT
The number of trust units included in the basic weighted average number outstanding for the nine month period ended September 30, 2005 was based on the weighted average number of trust units actually outstanding for the period of 44.6 million, plus a pro-ration of 5.1 million Trust Units representing the 6.5 million Trust Units issued on August 2, 2005 and the 45.8 million Trust Units to be issued in connection with the proposed Arrangement for a total of 95.5 million.
The diluted weighted average number of trust units for the nine month period ended September 30, 2005 was 96.4 million. The impact of both Viking’s and Harvest’s convertible debentures were excluded as they were considered anti-dilutive.

Harvest Energy Trust
Notes to Pro Forma Consolidated Balance Sheet and Statements of Income
The number of trust units included in the basic weighted average number outstanding for the year ended December 31, 2004 is based on the weighted average number of trust units actually outstanding for the period of 25.0 million, plus a pro-ration of Harvest units issued pursuant to the Storm acquisition plan of arrangement of 1.4 million, a pro-ration of Harvest units issued to finance the purchase of the EnCana Properties of 8.2 million, the 6.5 million Harvest units issued in connection with the acquisition of the New Properties and 45.8 million Trust Units to be issued in connection with the proposed Arrangement with Viking for a total of 86.9 million.
The pro forma diluted weighted average number of trust units for the year ended December 31, 2004 was 87.5 million. The impact of both Viking’s and Harvest’s convertible debentures were excluded as they were considered anti-dilutive.
5. NON-CONTROLLING INTEREST
For the year ended December 31, 2004 and the nine months ended September 30, 2005 adjustments were made to non-controlling interest to reflect the earnings or loss attributable to the New Properties and the assumption that all of the outstanding Harvest exchangeable shares will convert to Harvest Trust Units upon completion of the Arrangement and the elimination of the non-controlling interest from net income (loss).

APPENDIX H

SECTION 191 OF THE BUSINESS CORPORATION ACT (ALBERTA)

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.
(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)
(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of his right to dissent.
(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),
(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)
to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.
(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder
(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.
(9)	Every offer made under subsection (7) shall
(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.
(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder
(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.
(12)	In connection with an application under subsection (6), the Court may give directions for
(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.
(13)	On an application under subsection (6), the Court shall make an order
(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)	fixing the time within which the corporation must pay that amount to a shareholder.

(14)	On:
(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13);
whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.
(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).
(16)	Until one of the events mentioned in subsection (14) occurs,
(a)	the shareholder may withdraw the shareholder’s dissent, or
(b)	the corporation may rescind the resolution,
and in either event proceedings under this section shall be discontinued.
(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.
(18)	If subsection (20) applies, the corporation shall, within 10 days after
(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

QUESTIONS AND OTHER ASSISTANCE
Harvest and Viking have retained Kingsdale Shareholder Services Inc. to act as information agent and to solicit proxies in connection with the Arrangement and to assist in completing the forms of proxy, voting direction and the Letters of Transmittal. Any questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. at the telephone numbers and location set out below:
North American Toll Free Phone:
1-866-639-7993
Email: shareholder@kingsdalecapital.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Banks and Brokers Call Collect: 416-867-2335

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING VIKING ENERGY ROYALTY TRUST, VIKING HOLDINGS INC., HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP., 1206623 ALBERTA LTD., THE UNITHOLDERS OF VIKING ENERGY ROYALTY TRUST AND THE EXCHANGEABLE SHAREHOLDERS OF HARVEST OPERATIONS CORP.
THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, VALIANT TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.
LETTER OF TRANSMITTAL
FOR UNITHOLDERS OF VIKING ENERGY ROYALTY TRUST
Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	VIKING ENERGY ROYALTY TRUST
AND TO:	VALIANT TRUST COMPANY, AS DEPOSITARY
This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders (“Viking Unitholders”) of trust units (“Viking Units”) of Viking Energy Royalty Trust (“Viking”) in connection with the proposed arrangement (“Arrangement”) involving Viking, Viking Holdings Inc. (“VHI”), Harvest Energy Trust (“Harvest”), Harvest Operations Corp. (“HOC”), 1206623 Alberta Ltd., Viking Unitholders, the holders of trust units of Harvest and the holders of exchangeable shares of HOC pursuant to an Arrangement Agreement dated as of December 23, 2005, the full text of which is set out in the Joint Information Circular and Proxy Statement (the “Information Circular”) of Viking and Harvest dated December 30, 2005.
Pursuant to the Arrangement, Viking Unitholders will receive, for each Viking Unit held 0.25 of a trust unit (“Harvest Unit”) of Harvest.
Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.
Viking Unitholders will not receive Viking Units or distributions on the Viking Units after the Effective Date until they submit the certificates for their Viking Units to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Viking Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Viking Units (and any distributions thereon). Viking Unitholders whose Viking Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Viking Units.

 2
The undersigned delivers to you the enclosed certificate(s) representing Viking Units to be exchanged for certificate(s) representing Harvest Units pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF VIKING UNITS DEPOSITED
Certificate	Type of Security	Names in which Viking Units are	Number of Viking Units
Number(s)	Deposited	Registered	Shares Deposited

TOTAL:
(If space is not sufficient, please attach a list in the above form.)
☐	Some or all of my Viking Unit certificates have been lost, stolen or destroyed. Please review item 8 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).
RESIDENCY DECLARATION
In order to receive the Harvest Units to which you are entitled pursuant to the Arrangement you must complete the following Declaration:

The undersigned certifies that the undersigned: ☐ is not a Non-Resident.* ☐ is a Non-Resident.*	*	A Non-Resident is a person who is not a resident of Canada for the purposes of the Income Tax Act (Canada), or a partnership that is not a Canadian Partnership for the purposes of the Income Tax Act (Canada).

 3
AUTHORIZATION
The undersigned:
1.	represents and warrants that the undersigned is the legal owner of the above listed Viking Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, and has full power and authority to deliver such certificates;

2.	acknowledges receipt of the Joint Information Circular and Proxy Statement of Viking and Harvest dated December 30, 2005;

3.	directs the Depositary to issue or cause to be issued the Harvest Units to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the Harvest Units to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under Special Registration Instructions or Special Delivery Instructions on the following page;

4.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Viking Units for certificate(s) representing Harvest Units;

5.	acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; and

6.	by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Viking Units deposited pursuant to the Arrangement will be determined by VHI in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on VHI, Viking, Harvest, HOC, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice.
Unless otherwise indicated under “Special Registration Instructions” or “Special Delivery Instructions” on the next page (in which case registration or delivery should be made in accordance with those instructions), the certificate(s) for the Harvest Units should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Viking’s register of Viking Units). If the Arrangement is not completed and the Arrangement Agreement is terminated or Viking and VHI terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

 4

BOX A
SPECIAL REGISTRATION INSTRUCTIONS
(See Instruction 2)
To be completed only if the certificate(s) for the Harvest Units are NOT to be issued in the name of the undersigned.

In the Name of

(please print)

Address:

(include postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 2)
To be completed only if the certificate(s) for the Harvest Units are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of

(please print)

Address:

(include postal or zip code)

BOX C
HOLD FOR PICK-UP
☐	Check here if the certificate(s) for the Harvest Units are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.
VIKING UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under items 3	Dated: , 2006
and 4 of the instructions):

Authorized Signature of Guarantor	Signature of Viking Unitholder or Authorized
Representative
(see items 3 and 5 of the instructions)

Name of Guarantor (please print or type)	Address of Viking Unitholder

Address of Guarantor (please print or type)

Telephone Number of Viking Unitholder

Facsimile Number of Viking Unitholder

Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

Name of Viking Unitholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

 5

BOX D
SUBSTITUTE FORM W-9
To be completed by U.S. Viking Unitholders only (see Instruction 10)
Under penalties of perjury, I certify that:
1.	The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the United States Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.
Certification Instructions. You must cross out item two above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

(Signature of Viking Unitholder)	(Date)

(Social Security Number or Taxpayer Identification Number)

NOTE:	FAILURE TO COMPLETE THIS BOX OR TO PROVIDE VIKING OR DEPOSITARY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE ARRANGEMENT.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
     I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

(Signature of Viking Unitholder)	(Date)

 6
INSTRUCTIONS
1.	Use of Letter of Transmittal
(a)	This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Viking Units and all other documents required by the terms of the Arrangement must be received by the Depositary at either of its offices specified on the back page of this document.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Viking Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Viking Unitholders whose Viking Units are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Viking Units.
2.	Special Registration and Delivery Instructions
The boxes entitled “Special Registration Instructions” and “Special Delivery Instructions”, as applicable, should be completed if the certificates for the Harvest Units to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature. See also Instruction 4 “Guarantee of Signatures” below.
3.	Signatures
This Letter of Transmittal must be completed and signed by the holder of Viking Units, or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).
(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Viking Units or if certificate(s) representing Harvest Units are to be issued to a person other than the registered holder(s):
(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.
4.	Guarantee of Signatures
If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Viking Units or if certificate(s) representing Harvest Units are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Viking Unitholders maintained by the transfer agent of Viking, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

 7
An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.
5.	Fiduciaries, Representatives and Authorizations
Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.
6.	Non-Residents
All Viking Unitholders are required to complete the residency declaration to receive the Harvest Units pursuant to the Arrangement.
7.	Miscellaneous
(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Viking Units, additional certificate numbers and the number of Viking Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Viking Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Viking Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)	The holder of the Viking Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary or the Information Agent at either of its offices at the addresses listed on the back page of this document.
8.	Lost Certificates
If a Viking Unit certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to Viking’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) at one of the following locations in Calgary or Toronto:

Calgary:	Watermark Tower	Toronto:	100 University Avenue
	Suite 600, 530 — 8th Ave SW		9th Floor
	Calgary, AB T2P 3S8		Toronto, ON M5J 2Y1
Computershare will respond with the replacement requirements, which must be completed and returned to Computershare. Any questions or requests for assistance with respect to lost or destroyed Viking Unit certificates may be directed to Computershare at 1-800-564-6253.

 8
9.	Information Agent
Viking and Harvest have retained Kingsdale Shareholder Services Inc. (“Kingsdale”) to act as information agent and to solicit proxies in connection with the Arrangement and to assist in completing the forms of proxy and Letters of Transmittal. If you have any questions about the information contained in the Information Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact Kingsdale at: 1-866-639-8089.
10.	Substitute Form W-9
Each U.S. Viking Unitholder is required to provide the Depository with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 which is provided in Box D, and to certify whether such Viking Unitholder is subject to backup withholding of U.S. federal income tax. If a U.S. Viking Unitholder has been notified by the Internal Revenue Service that such Viking Unitholder is subject to backup withholding, such Viking Unitholder must cross out item two of the Substitute Form W-9, unless such Viking Unitholder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Viking Unitholder to 28% federal income tax withholding on any payment to such Viking Unitholder made in connection with the acquisition of such Viking Unitholder’s Units and a penalty which may be assessed against such Viking Unitholder by the Internal Revenue Service. If a U.S. Viking Unitholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Viking Unitholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Substitute Form W-9 and the Depository is not provided with a TIN within 60 days, the Depository will withhold 28% on all payments to such Viking Unitholder made in connection with the acquisition of such Viking Unitholder’s Units until a TIN is provided to the Depository.

Offices of the Depositary
Inquiries:
VALIANT TRUST COMPANY
Toll Free: 1-866-313-1872
Fax: (403) 233-2857
E-mail: inquiries@valianttrust.com
By Mail:
Calgary
Valiant Trust Company
310, 606 — 4th Street S.W.
Calgary, Alberta T2P 1T1
Canada
Attention: Reorganization Department
Toronto
BNY Trust Company of Canada
Suite 1101, 4 King Street West
Toronto, Ontario M5H 1B6
Canada
Attention: Marcia Redway
By Hand, by Courier or by Registered Mail:

Calgary	Toronto

Valiant Trust Company	BNY Trust Company of Canada
310, 606 — 4th Street S.W.	Suite 1101, 4 King Street West
Calgary, Alberta T2P 1T1	Toronto, Ontario M5H 1B6
Canada	Canada

Attention: Reorganization Department	Attention: Marcia Redway
Office of the Information Agent
KINGSDALE SHAREHOLDER SERVICES INC.
Toll Free Number in Canada and USA: 1-866-639-7993
Any questions and requests for assistance may be directed by Viking Unitholders to the Depositary or the Information Agent at their telephone numbers and locations set out above.

INSTRUMENT OF PROXY FOR HOLDERS OF TRUST UNITS
OF VIKING ENERGY ROYALTY TRUST
FOR THE SPECIAL MEETING OF VIKING ENERGY ROYALTY TRUST
TO BE HELD ON FEBRUARY 2, 2006
The undersigned unitholder of Viking Energy Royalty Trust (“Viking”) hereby appoints John Zahary, President and Chief Executive Officer of Viking Holdings Inc. (“VHI”) of the City of Calgary, in the Province of Alberta, or, failing him, H. Douglas Hunter, Chairman of the Board of Directors of VHI, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,                                         , as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the “Viking Meeting”) of holders of trust units of Viking, to be held on February 2, 2006 at 9:00 a.m. (Calgary time) in the Ballroom of the Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Viking Meeting with authority to vote at the said proxyholder’s discretion, except as otherwise specified below.
Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the trust units (“Viking Units”) represented by this Instrument of Proxy in the following manner (check (✓) the appropriate box):
1.	FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing, with or without variation, a special resolution, the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated December 30, 2005 (the “Information Circular”) of Viking and Harvest Energy Trust (“Harvest”) to approve a plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta), and all transactions contemplated thereby including, without limitation, (a) the amendments to Viking’s amended and restated trust indenture dated July 31, 2003 between VHI and Computershare Trust Company of Canada, as trustee, and (b) the sale by Viking of all of the Viking Assets (as defined in the Plan of Arrangement) to Harvest pursuant to the applicable provisions of the Plan of Arrangement, all as more particularly described in the Information Circular; and

2.	At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Viking Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.
This Instrument of Proxy is solicited on behalf of the management of VHI. The Viking Units represented by this Instrument of Proxy will be voted and, where the unitholder has specified a choice with respect to the above matters will be voted as directed above or, if no direction is given, will be voted FOR the above matters.
Each unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a unitholder, to attend and to act for and on the behalf of such unitholder at the Viking Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the unitholder’s appointee(s) should be legibly printed in the blank space provided.
THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this day of , 2006.

(Signature of Unitholder)

(Name of Unitholder — Please Print)

2

IF YOU HAVE QUESTIONS OR REQUIRE ASSISTANCE PLEASE CALL:
KINGSDALE SHAREHOLDER SERVICES INC.
130 King Street West
Suite 2950
Toronto, Ontario
Canada
M5X 1C7
Toll Free Number in Canada and USA: 1-866-639-7993

NOTES:

1.	If the unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the trust units are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.	This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and deposited with Computershare Trust Company of Canada at Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by 4:30 p.m. (Mountain Standard Time) on January 31, 2006 or, in the event of any adjournment of the Viking Meeting, by 4:30 p.m. (Mountain Standard Time) on the last business day prior to the date of such adjournment.